As filed with the Securities and Exchange Commission on September 10, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Intermountain Community Bancorp

(Exact name of registrant as specified in its charter)

Idaho	6035	82-0499463
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

231 N. Third Avenue, Sandpoint, Idaho 83864 (208) 263-0505

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Curt Hecker

President and Chief Executive Officer
231 N. Third Avenue
Sandpoint, ID 83864
(208) 263-0505
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of communications to:

Kimberly F. Stephan, Esq. Graham & Dunn PC Pier 70 2910 Alaskan Way, Suite 300 Seattle, Washington 98121 (206) 340-9615	Ernest J. Panasci, Esq. Jones & Keller, P.C. 4600 South Ulster Street Suite 880 Denver, Colorado 80237 (303) 376-8402

     Approximate date of commencement of proposed sale of securities to the public: The date of mailing of the enclosed proxy statement/prospectus to shareholders of Snake River Bancorp, Inc.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate Offering	Registration
Securities Being Registered	Being Registered(1)	Price Per Share(2)	Price(2)	Fee(2)

Common Stock, No Par Value	524,000	N/A	$2,963,689	$375.50

(1)	Represents the maximum number of shares of common stock, no par value, estimated to be issuable by Intermountain Community Bancorp (“Intermountain”) upon consummation of the acquisition of Snake River Bancorp, Inc. (“Snake River”) by Intermountain.

(2)	Calculated in accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, the proposed maximum offering price is computed by subtracting $4,631,469 (the cash to be paid by Intermountain if the maximum number of shares of Snake River common stock are exchanged) from the product of (A) the per-share book value of Snake River common stock on June 30, 2004 ($13.48) times (B) 563,439 (the maximum number of shares of Snake River common stock expected to be exchanged for the common stock being registered, assuming exercise of all option shares).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PROXY STATEMENT	PROSPECTUS OF

SNAKE RIVER BANCORP, INC.	INTERMOUNTAIN COMMUNITY BANCORP

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Snake River Shareholders:

      The board of directors of Snake River Bancorp, Inc. has agreed to a merger of Snake River into Intermountain Community Bancorp. As part of the merger, Magic Valley Bank, Snake River’s banking subsidiary, will be merged into Panhandle State Bank, Intermountain’s banking subsidiary. Following the merger, the former Magic Valley Bank offices will continue to operate under the name “Magic Valley Bank, a division of Panhandle State Bank.”

      Upon completion of the transaction, each outstanding share of Snake River common stock (other than any dissenting shares) will be converted into the right to receive (i) 0.93 shares of Intermountain common stock and (ii) $8.22 in cash. Each share of Intermountain common stock will be unaffected by the merger and will remain outstanding. Outstanding options to purchase shares of Snake River common stock will be converted into options to purchase Intermountain common stock based on an exchange ratio of 1.265 shares of Intermountain common stock for each share of Snake River common stock.

      It is anticipated that after the merger is completed, approximately 504,305 shares of Intermountain common stock, or 13.5% of the total outstanding shares, will be held by the former shareholders of Snake River. Your board of directors believes that the terms of the merger are fair and in the best interest of Snake River and its shareholders. In reaching this decision, the board considered numerous factors as described in the attached proxy statement/ prospectus.

      The merger cannot be completed unless you approve it. To be adopted, the proposal to approve the plan and agreement of merger must receive the affirmative vote of a majority of the shares entitled to be cast at a special meeting of Snake River shareholders called to consider the merger. The Snake River special shareholders’ meeting will be held on Monday, November 1, 2004, at 10:00 a.m., local time, at the Red Lion Hotel Canyon Springs, located at 1357 Blue Lakes Boulevard North, Twin Falls, Idaho.

On behalf of the Snake River board of directors, I recommend that you vote FOR approval of the merger.

Phillip Bratton
President and Chief Executive Officer

None of the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Intermountain or determined if this proxy statement/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The shares of Intermountain common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency. Such shares are not guaranteed by Intermountain or Snake River and are subject to investment risk, including the possible loss of principal.

      This proxy statement/ prospectus is dated October      , 2004, and is first being mailed to you on or about October      , 2004.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held November 1, 2004

To the Shareholders of Snake River Bancorp, Inc.:

      A special meeting of shareholders of Snake River Bancorp, Inc., will be held on Monday, November 1, 2004, at 10:00 a.m., local time, at the Red Lion Hotel Canyon Springs, located at 1357 Blue Lakes Boulevard North, Twin Falls, Idaho, to consider and vote upon:

      1. Merger Agreement. A Plan and Agreement of Merger dated as of July 23, 2004, among Intermountain Community Bancorp, Panhandle State Bank (Intermountain’s bank subsidiary), Snake River Bancorp, Inc., and Magic Valley Bank (Snake River’s bank subsidiary), under which (i) Snake River will be merged with and into Intermountain; (ii) Magic Valley will be merged with and into Panhandle; and (iii) each outstanding share of Snake River common stock will be converted into the right to receive (x) 0.93 shares of Intermountain common stock and (y) $8.22 in cash.

      2. Other Matters. A proposal to adjourn the meeting, if necessary, to permit us to solicit additional proxies in the event we do not have sufficient votes to approve the merger as of the date of the meeting.

      The proposed merger transaction is discussed more fully in the proxy statement/ prospectus accompanying this notice, and a copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/ prospectus. We urge you to read this document and its appendices carefully.

      Holders of record of Snake River common stock at the close of business on October 1, 2004, are entitled to receive this notice and vote at the meeting or any adjournment or postponement.

      Snake River shareholders have the right to dissent from the merger and obtain payment of the fair value of their Snake River shares under the applicable provisions of Idaho law. A copy of the applicable statutes regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/ prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under the heading “The Merger — Dissenters’ Rights.”

      Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

      The board of directors of Snake River has determined that the plan and agreement of merger is fair to and in the best interests of Snake River and its shareholders and recommends that you vote FOR approval of the merger agreement.

      Please do not send any certificates for your stock at this time. You will receive instructions on how to exchange your certificates soon after the merger is consummated.

By Order of the Board of Directors,

Phillip D. Bratton
President and Chief Executive Officer

Twin Falls, Idaho

October      , 2004

WHERE YOU CAN FIND MORE INFORMATION

      Intermountain Community Bancorp files annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission electronically. You may review these documents at the SEC website found at http://www.sec.gov. You may also read and obtain copies of these documents from the public reference room of the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-732-0330 for information on the operation of the public reference room.

      Documents of Intermountain filed with the SEC are also available without charge to security holders upon written or oral request to:

Susan Pleasant, Executive Assistant
Intermountain Community Bancorp
231 N. Third Avenue
Sandpoint, ID 83864
(208) 263-0505

      To obtain delivery of any documents before the Snake River shareholder meeting, please request information prior to October 20, 2004. Documents may also be reviewed at and printed from the SEC’s website at http://www.sec.gov.

      Intermountain has filed a registration statement on Form S-4 to register up to 524,000 shares of Intermountain common stock. This document is part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, through the SEC’s public reference room as described above, or by accessing it at the SEC’s website.

ii

SUMMARY

      This summary, together with the following sections entitled “Questions and Answers About the Merger” and “Questions and Answers About the Special Meeting,” highlights selected information from this proxy statement/ prospectus discussed in greater detail in this document. We urge you to read carefully the entire proxy statement/ prospectus, its appendices, and any other documents to which we refer to fully understand the merger before you vote your shares.

Summary Information

Information about Intermountain and Snake River

Intermountain Community Bancorp
231 N. Third Avenue
Sandpoint, ID 83864
(208) 263-0505

      Intermountain is a bank holding company headquartered in Sandpoint, Idaho that engages in a general banking business through its banking subsidiary, Panhandle State Bank. Panhandle State Bank is an Idaho-chartered banking corporation that offers financial services in Idaho and Oregon through seven branches located in Bonner, Boundary and Kootenai counties in northern Idaho; four branches operating as Intermountain Community Bank in Canyon, Payette, and Washington counties in southern Idaho; and one branch operating as Intermountain Community Bank in Malheur County, Oregon. At June 30, 2004, Intermountain had total assets of approximately $461.8 million, total loans receivable of approximately $316.3 million, total deposits of approximately $393.3 million, and total shareholders’ equity of approximately $28.1 million. Intermountain is a reporting company with the Securities and Exchange Commission (“SEC”), and Intermountain’s common stock trades on the OTC Bulletin BoardTM under the symbol “IMCB.OB.” Deposits of Panhandle State Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”).

Snake River Bancorp, Inc.
113 Main Avenue West
Twin Falls, Idaho 83301
(208) 736-2400

      Snake River Bancorp, Inc., is a bank holding company that operates Magic Valley Bank, its Idaho-chartered banking subsidiary. Magic Valley Bank provides banking services to businesses and to individuals through three branches in Twin Falls, Gooding and Jerome, Idaho. At June 30, 2004, Snake River had total assets of approximately $78.7 million, total loans receivable of approximately $63.3 million, total deposits of approximately $66.6 million and total shareholders’ equity of approximately $7.2 million. Snake River is not a reporting company with the SEC, and its common stock is not listed for trading on any securities exchange or market. Deposits of Magic Valley Bank are insured by the FDIC.

Transaction

      Snake River will merge into Intermountain, immediately followed by the merger of Magic Valley Bank into Panhandle State Bank. In the merger, each share of Snake River common stock outstanding immediately before the merger will be exchanged for (i) 0.93 shares of Intermountain common stock and (ii) $8.22 in cash, provided that shares as to which dissenters’ rights have been properly asserted will be treated in accordance with the applicable provisions of Idaho law. The plan and agreement of merger is attached to this document as Appendix A. We encourage you to read the agreement carefully.

Effect of the Merger

      Snake River and Magic Valley Bank will cease to exist at the time of the merger. Branches of Magic Valley Bank will become branches of Panhandle State Bank, although existing branches will continue to operate under the name “Magic Valley Bank” after closing.

Management After Transaction

      Curt Hecker will continue as President and CEO of Intermountain following the merger, and Phillip Bratton will be appointed President of Magic Valley Bank, a division of Panhandle State Bank. Jim Patrick and Ron Jones, both current Snake River directors, will be appointed to the Intermountain board of directors. Curt Hecker, Phillip Bratton and each current outside director of Snake River, except for Randall Brewer, will serve on an advisory board that will advise Intermountain and Panhandle State Bank with respect to Magic Valley Bank’s market area.

Special Meeting — Snake River Bancorp, Inc.

      The Snake River meeting will be held Monday, November 1, 2004, at 10:00 a.m., local time, at the Red Lion Hotel Canyon Springs, located at 1357 Blue Lakes Boulevard North, Twin Falls, Idaho. If you were a Snake River shareholder as of the close of business on October 1, 2004, you are entitled to vote at the meeting. The only items of business are consideration of the proposal to approve the plan and agreement of merger and, if necessary, a proposal to adjourn the meeting to solicit additional proxies.

Approval of the Merger Agreement

      To be approved by Snake River shareholders, the plan and agreement of merger must receive the affirmative vote of a majority of the shares entitled to cast at the Snake River special meeting. As a result, if you are a Snake River shareholder and you fail to vote or abstain from voting on the proposal to approve the merger agreement, your action will have the same effect as a vote against the merger.

Shares Owned by Directors and Executive Officers

      On August 31, 2004, Snake River’s directors and executive officers beneficially owned 129,930 Snake River shares, of which 118,635 are entitled to be voted at the meeting. Those 118,635 shares constitute approximately 21.87% of the total shares outstanding and entitled to vote. With the exception of Randall Brewer, each Snake River director has agreed to vote his or her shares in favor of approval of the merger agreement. Mr. Brewer owns 5,700 shares of Snake River common stock (1.05% of the shares entitled to vote at the special meeting).

Snake River’s Financial Advisor Has Opined That the Merger Consideration Is Fair to Snake River Shareholders

      Hovde Financial LLC has served as financial advisor to Snake River in connection with the merger and has given an opinion to Snake River’s board of directors that, as of July 22, 2004, the consideration Snake River shareholders will receive for their Snake River common stock in the merger is fair, from a financial point of view, to Snake River shareholders. A copy of the opinion delivered by Hovde Financial is attached to this document as Appendix C. Snake River shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Hovde Financial in providing its opinion. The opinion is more fully described under the heading “Opinion of Financial Advisor to Snake River” below. Snake River agreed to pay Hovde a fee for its services in the amount of $30,000.

Recommendation of Snake River Board of Directors

      Snake River’s board of directors believes that the merger is in the best interests of Snake River and its shareholders, and, with the exception of Randall Brewer, each director has approved the merger agreement, and recommends that Snake River shareholders vote “FOR” approval of the merger agreement. Mr. Brewer voted “against” the merger agreement and has not agreed to vote his shares in favor of the merger agreement. Mr. Brewer does not believe that this is the appropriate time for Snake River to effectuate a transaction with Intermountain or any other purchaser.

Dissenters’ Rights of Snake River Shareholders

      Under Idaho law, Snake River shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of common stock. A shareholder electing to dissent must strictly comply with all procedures required by Idaho law. These procedures are described more fully later in this document under the heading “The Merger — Dissenters’ Rights.” A copy of the relevant portions of Idaho law is attached as Appendix B to this document.

Accounting Treatment

      The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States.

Interests of Snake River Officers and Directors

      Certain members of Snake River’s management have interests in the merger that are different from, or in addition to, their interests as Snake River shareholders. These interests arise out of certain existing life insurance agreements to which each director is a party, existing option agreements and severance agreements that certain officers entered into with Magic Valley Bank, employment agreements between certain officers and Intermountain which take effect upon completion of the merger, and provisions in the merger agreement relating to indemnification and continuing service of certain directors. See “The Merger — Interests of Certain Persons in the Merger.”

Questions and Answers About the Merger

Why are Intermountain and Snake River agreeing to merge?

      Snake River believes that the merger of Snake River into Intermountain will result in greater long-term value for Snake River shareholders by permitting the combined companies and bank subsidiaries to operate more competitively and efficiently in the markets in which they do business. Snake River believes the two companies share core values and business cultures and that the combination of the companies will strengthen operations, enabling the combined entity to offer additional products and services, make larger loans to borrowers, and increase opportunities for employees of Snake River.

      Snake River also believes that the merger consideration to be received by Snake River shareholders in the merger is attractive and that prospects for increased shareholder value will be enhanced. Intermountain’s operating capabilities, financial position, and technologies will strengthen Magic Valley Bank’s operations and enable Snake River to forgo additional fund raising that could be dilutive to current shareholders.

What will Snake River shareholders receive in the merger?

      Under the terms of the plan and agreement of merger, for each share of Snake River common stock (other than dissenting shares), Intermountain will (i) issue 0.93 shares of Intermountain common stock and (ii) pay $8.22 in cash. Following the merger, Snake River shareholders prior to the merger will own approximately 13.5% of the outstanding common stock of Intermountain, as the surviving corporation in the merger.

What risks should I consider in evaluating the merger proposal?

      You should review carefully our discussion of “Risk Factors.” You should also review the factors considered by your board of directors in approving the merger agreement as described under the heading “— Reasons for the Merger — Snake River.”

When do you expect the merger to be completed?

      We are working to complete the merger as quickly as possible and anticipate completion in the fourth quarter of 2004. The merger is, however, subject to several conditions, including, among others, approval by the shareholders of Snake River and federal and state regulators. We filed applications with appropriate bank regulatory authorities on September 3, 2004. See “The Merger — Regulatory Approvals Required.” We do not know the exact timing for completing the merger.

Who will manage the combined company?

      Following the merger, the Intermountain board of directors will consist of 14 directors, including all of the current directors of Intermountain and Jim Patrick and Ron Jones, who were selected from among current Snake River directors. The Panhandle State Bank board will be identical to the Intermountain board.

      Curt Hecker will continue as President and Chief Executive Officer of the combined company. Phillip D. Bratton, President and Chief Executive Officer of Snake River, will serve the combined bank as President of Magic Valley Bank, a division of Panhandle State Bank. The other senior officers of Snake River and Magic Valley Bank, including Pamela Rasmussen and Ernest Bengoechea, are expected to remain with the combined company.

What are the tax consequences to me of the merger?

      We expect that for federal income tax purposes, Snake River shareholders generally will not recognize any gain or loss on the portion of shares of Snake River common stock that are converted into shares of Intermountain common stock, although the receipt of cash will be a taxable event. See the discussion under the heading “The Merger — Certain Federal Income Tax Consequences.”

Questions and Answers About the Special Meeting

What is the purpose of this proxy statement/ prospectus?

      This document serves as a proxy statement for Snake River and a prospectus for Intermountain, which is issuing common stock in the merger. As a proxy statement, it is being provided to you because the board of directors of Snake River is soliciting your proxies to vote to approve the proposed plan and agreement of merger at the Snake River shareholder meeting. As a prospectus, it is being provided to you by Intermountain because Snake River shareholders are being offered shares of Intermountain common stock as consideration in the merger.

When and where will the Snake River special meeting take place?

      Snake River will hold a special meeting of shareholders on Monday, November 1, 2004, at 10:00 a.m., local time, at the Red Lion Hotel Canyon Springs, located at 1357 Blue Lakes Boulevard North, Twin Falls, Idaho.

What vote is required to approve the merger agreement?

      The merger agreement will be approved if the proposal to approve the agreement receives the affirmative vote of the holders of a majority of the votes entitled to be cast at the meeting of Snake River shareholders.

How do I vote?

      To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

What happens if I do not vote?

      If you are a Snake River shareholder and you do not vote in person or by returning your proxy, it will have the same effect as voting against the proposal to approve the plan and agreement of merger.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

      No. Your broker will not vote your shares unless you provide instructions on how to vote. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

What happens if I return my proxy but do not indicate how to vote my shares?

      If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the plan and agreement of merger.

Can I change my vote after I have mailed my signed proxy card?

      Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a new proxy card; or

•	You may attend the meeting and vote in person.

      If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card prior to the special meeting.

      If your shares are held in “street name” by a broker and you have instructed the broker to vote your shares, you must follow instructions received from your broker to change your vote, or to vote in person at the meeting instead.

Who may vote at the meetings?

      If you were the owner of Snake River common stock at the close of business on October 1, 2004, you may vote at Snake River’s meeting.

What do I need to do now?

      We encourage you to read this proxy statement/ prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and in its appendices.

      Following review of this proxy statement/ prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at your special meeting of shareholders.

When should I send in my Snake River stock certificates?

      Please DO NOT send in your stock certificates with your proxy card. You should follow the instructions in the letter of transmittal you will receive shortly after the merger, if the transaction is completed, regarding how and when to surrender your certificates representing Snake River stock in exchange for the merger consideration.

Who can help answer my questions?

      If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Phillip D. Bratton, President and CEO
Snake River Bancorp, Inc.
113 Main Avenue West
Twin Falls, Idaho 83301
(208) 736-2400
e-mail: pbratton@magicvalleybank.com

OR

Pamela Rasmussen, Senior Vice President and CFO
Magic Valley Bank
113 Main Avenue West
Twin Falls, Idaho 83301
(208) 736-2400
email: prasmussen@magicvalleybank.com

The date of this proxy statement/ prospectus is October      , 2004.

FORWARD-LOOKING STATEMENTS

      This document, including information included in materials accompanying this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the financial condition, results of operations and businesses of Intermountain and Snake River; (ii) the merger and the post-merger operations of Intermountain; (iii) the benefits of the merger, including future financial and operating results, cost savings and other matters; and (iv) objectives, expectations and intentions and other statements contained in this filing that are not historical facts. In addition, other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning are likely forward-looking in nature. Forward-looking statements are based on current beliefs and expectations of Intermountain’s and Snake River’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results or occurrences may differ materially from the anticipated results or occurrences described in forward-looking statements for a number of reasons, including, among others, those identified under the heading “Risk Factors” in this document (see page 8), and the following factors:

•	our businesses may not be combined successfully, or such combination may take longer than expected;

•	the growth opportunities and cost savings from the merger may not be fully realized;

•	the risks to Intermountain of operating in new markets may be underestimated, or the benefits of a combination may be less than anticipated;

•	operating costs, customer and employee losses and business disruption following the merger may be greater than expected; or

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income.

Use of Certain Terms

      As used in this document, the following terms have the meanings given:

      “Snake River” refers to Snake River Bancorp, Inc., an Idaho corporation.

      “Intermountain” refers to Intermountain Community Bancorp, an Idaho corporation.

      “Plan and agreement of merger” or “merger agreement” refers to the Plan and Agreement of Merger dated July 23, 2004, among Intermountain, Panhandle State Bank, Snake River and Magic Valley Bank, which is the legal document governing the merger. The merger agreement is attached to this document as Appendix A.

RISK FACTORS

      In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Forward-Looking Statements” on page 7, you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

Intermountain stock has a limited trading market, making it difficult for you to sell your shares.

      While Intermountain shares are traded on the OTC Bulletin BoardTM, there are relatively few transactions in the stock. Intermountain does not presently intend to list its stock on any stock exchange. As a result, it is difficult for holders of Intermountain stock to achieve liquidity in their stock and may continue to be so in the future. In any case, all shareholders should consider their share ownership a long term investment.

The exchange ratio in the merger was based on negotiations between Intermountain and Snake River and may not reflect the actual value of Snake River shares.

      The merger consideration of (i) 0.93 shares of Intermountain stock and (ii) $8.22 in cash for each share of Snake River stock outstanding was based on negotiations between the parties. Because neither stock is actively traded, trading prices that may have affected negotiations may not reflect the actual value of the two corporations’ stock. Notwithstanding the foregoing and in part because of this uncertainty, Snake River engaged a financial advisor to assist its board of directors in determining whether the merger consideration is fair. As described in other parts of this document, the Snake River financial advisor has opined that the merger consideration is fair to the shareholders of Snake River from a financial point of view.

Because the market price of Intermountain common stock may fluctuate, you cannot be sure of the value of the merger consideration that you will receive.

      Upon completion of the merger, each share of Snake River common stock will be converted into merger consideration consisting of (i) 0.93 shares of Intermountain common stock and (ii) $8.22 in cash. Because Intermountain is issuing a fixed amount of shares as part of the merger consideration, any change in the price of Intermountain common stock prior to completion of the merger will affect the value of the merger consideration that you will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

      Notwithstanding the preceding paragraph and in part because of the potential variations in the price of Intermountain’s common stock, the merger agreement provides that if Intermountain’s stock price falls below $20 per share during the period immediately preceding closing of the merger, Snake River’s board of directors will have the option to terminate the merger agreement unless Intermountain increases the merger consideration. See “The Merger — Termination.”

Because of the closing conditions in the merger agreement and the ability of either Snake River or Intermountain to terminate the merger agreement in specific instances, there can be no assurance when or if the merger will be completed.

      The completion of the merger is subject to the satisfaction or waiver of a number of closing conditions, including, among others, that:

•	The merger agreement is approved by a majority of the votes entitled to be cast at the Snake River special meeting;

•	The parties have obtained all necessary regulatory consents and approvals and there are no orders, injunctions, statutes or rules prohibiting or restraining completion of the merger;

•	No change shall have occurred and no circumstance shall exist which has had or is reasonably likely to have a material adverse effect on either party; and

•	The number of shares of Snake River common stock that have asserted dissenters’ rights of appraisal does not exceed in the aggregate 5% of the outstanding shares of Snake River common stock.

      There can be no assurance that the parties will be able to meet the closing conditions of the merger agreement or that closing conditions that are beyond their control will be satisfied or waived. If Intermountain and Snake River are unable to meet all the conditions or such conditions are otherwise not satisfied, the parties will not be required to complete the merger. See “The Merger — Termination.”

Failure to complete the merger could cause a decline in Snake River’s stock price.

      If the merger is not completed for any reason, the price of Snake River’s common stock may decline to the extent that the current market price of its common stock reflects a market assumption that the merger will be completed. The most recent trade of Snake River common stock occurred in December 2003 at a price of $15.65 per share. There have been no trades in 2004.

The merger agreement limits Snake River’s ability to pursue other transactions and provides for the payment of a break up fee if it does so.

      While the merger agreement is in effect and subject to very narrow exceptions, Snake River and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Snake River’s ability to seek offers that may be superior from a financial point of view from other possible acquirers. If Snake River receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Intermountain and the merger agreement is terminated, Snake River may be required to pay a $750,000 break up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

We may fail to realize the cost savings we estimate for the merger.

      The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of Intermountain and Snake River. Intermountain’s management anticipates that, as a result of the merger, cost savings will be realized by the combined company by eliminating various duplicate outside services such as accounting, legal, and data processing. We may not be able to realize the cost savings in the amount or within the time frame anticipated.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

      Intermountain and Snake River have operated and, until the completion of the merger will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect our relationships with clients and employees.

Unanticipated costs relating to the merger could reduce Intermountain’s future earnings per share.

      Intermountain believes that it has reasonably estimated the likely costs of integrating the operations of Snake River into Intermountain, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Intermountain after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a significant dilutive effect on Intermountain’s earnings per share, meaning earnings per share could be less than if the merger had not been completed.

Intermountain may engage in further expansion through new branch openings or acquisitions, which could adversely affect net income.

      Intermountain may engage in further expansion. There are risks associated with expansion and, in particular, expansion through acquisitions. These risks include, among others, incorrectly assessing the asset quality of a bank acquired in a particular acquisition, encountering greater than anticipated costs of opening new branches or incorporating acquired businesses, facing resistance from customers or employees, and being unable to profitably deploy assets acquired through expansion or in acquisitions. To the extent Intermountain issues capital stock in connection with additional acquisitions, these acquisitions and related stock issuances may have a dilutive effect on earnings per share and share ownership.

Intermountain may issue additional capital stock in the future.

      In order to fund internal growth and future acquisitions, Intermountain may offer shares of its common stock to the public. Any such offerings would have a dilutive effect on earnings per share and share ownership. In addition, there is no assurance that Intermountain would be able to effectively utilize any additional capital in the manner that it has done so in the past. Intermountain does not currently have any definitive understandings or plans to raise additional capital.

Directors and officers of Snake River have potential conflicts of interest in the merger.

      You should be aware that some directors and officers of Snake River have interests in the merger that are different from, or in addition to, the interests of Snake River shareholders generally. For example, certain executive officers and directors will enter into employment agreements in connection with the merger. These arrangements may create potential conflicts of interest and may cause some of these individuals to view the proposed transaction differently than you view it.

Intermountain has various anti-takeover measures that could impede a takeover of Intermountain.

      Intermountain has various anti-takeover measures in place. Any one or more of these measures may impede the takeover of Intermountain without the approval of Intermountain’s board of directors and may prevent you from taking part in a transaction in which you could realize appreciation in the market price of your stock. See “Comparison of Shareholders’ Rights.”

SELECTED FINANCIAL DATA

      The following tables set forth selected historical consolidated financial data for Intermountain. The historical financial information is derived from and should be read in conjunction with the historical financial statements of Intermountain, including the notes thereto, appearing elsewhere in this proxy statement/ prospectus and in the other documents included with this document. Information in the tables below is qualified by reference to complete information contained in Intermountain’s financial statements and related notes. The historical consolidated financial data for the years ended December 31, 1999 through December 31, 2003, is derived from the audited financial statements for Intermountain. The information as of and for the six months ended June 30, 2004 and 2003, is derived from Intermountain’s unaudited financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of results of operations for such periods.

Intermountain Historical

INTERMOUNTAIN COMMUNITY BANCORP AND SUBSIDIARIES

SELECTED CONSOLIDATED AND OTHER FINANCIAL DATA
($ in thousands, except per share data)

	At or for the Six Months
	Ended June 30		At or for the Years Ended December 31

	2004	2003	2003(1)	2002	2001	2000	1999

	(Unaudited)
Statement of Income Data:
Interest income	$12,368	$10,696	$22,533	$16,787	$16,313	$14,709	$11,717
Interest expense	(2,524)	(2,569)	(4,970)	(3,919)	(6,123)	(5,716)	(4,195)

Net interest income	$9,844	$8,127	$17,563	$12,868	$10,190	$8,993	$7,522
Provision for credit losses	(829)	(644)	(955)	(1,607)	(1,134)	(808)	(427)

Net interest income after provision for credit losses	$9,015	$7,483	$16,608	$11,261	$9,056	$8,185	$7.095
Noninterest income	3,234	2,825	5,985	4,232	2,628	1,605	1,364
Noninterest expense	(9,147)	(7,594)	(17,026)	(11,589)	(8,760)	(6,378)	(4,978)

Net income before provision for income taxes	$3,102	$2,714	$5,567	$3,904	$2,924	$3,412	$3,481
Provision for income taxes	(1,101)	(960)	(1,906)	(1,314)	(960)	(1,108)	(1,041)

Net income	$2,001	$1,754	$3,661	$2,590	$1,964	$2,304	$2,440

Per Share Data:
Earnings per share(2)
Basic	$0.63	$0.56	$1.16	$0.83	$0.64	$0.75	$0.80
Diluted	$0.56	$0.52	$1.08	$0.80	$0.62	$0.73	$0.77
Cash dividends declared	—	—	—	—	—	—	—
Book value per share (period end)(2)	$8.74	$8.13	$8.56	$7.60	$6.52	$5.59	$4.70
Performance Ratios:
Net interest margin	5.03%	5.11%	5.10%	5.52%	5.08%	5.45%	5.35%
Return on average assets	0.92%	1.02%	0.97%	1.01%	0.91%	1.29%	1.61%
Return on average equity	14.33%	14.21%	14.24%	11.52%	9.99%	14.06%	16.85%
Avg equity to avg. assets ratio	6.42%	7.16%	6.80%	8.80%	9.04%	9.56%	9.18%
Asset Quality Ratios:
Non-performing assets to total loans	0.04%	0.16%	0.06%	0.31%	0.65%	0.48%	0.30%
Net charge-offs to average loans	—	0.04%	0.25%	0.47%	0.27%	0.33%	0.13%
Allowance for loan losses to total loans	1.80%	2.03%	1.75%	1.64%	1.61%	1.61%	1.64%
Non-performing assets to total assets	0.03%	0.11%	0.04%	0.21%	0.44%	0.19%	0.16%
Balance Sheet Data (period end):
Total assets	$461,833	$384,483	$409,511	$287,413	$236,756	$195,861	$163,786
Loans, net	316,333	262,729	287,256	194,774	157,096	114,060	86,827
Total deposits	393,344	325,158	344,866	243,583	192,542	176,172	139,594
Borrowings	33,876	28,884	30,186	15,970	13,081	1,757
Shareholders’ equity	28,141	25,489	27,078	23,916	21,100	18,109	15,163
Common shares outstanding(2)	3,219	3,134	3,165	3,146	3,238	3,241	3,229

(1)	Comparability is affected by the acquisition of a branch in January 2003.

(2)	Earnings per share, book value per share and common shares outstanding have been adjusted retroactively for the effect of stock splits and dividends.

HISTORICAL AND PRO FORMA PER SHARE DATA

      The table below presents the historical earnings, book value and cash dividends per share as of June 30, 2004, and the six months then ended, and as of December 31, 2003, and the year then ended, for Intermountain, together with the pro forma amounts after giving effect to the merger. This data should be read in conjunction with the Intermountain financial statements and other financial information included elsewhere in this document. The pro forma data are not necessarily indicative of future operating results or financial position.

      The table below also presents the closing prices per share for Intermountain and Snake River common stock, respectively, prior to the announcement of the merger, and as of                     , 2004, the most recent practicable trading date prior to the printing of this document, together with the pro forma equivalent market value of Snake River shares after giving effect to the merger. The pro forma equivalent per share data for Snake River is calculated by multiplying the historical per share data for Intermountain by the exchange ratio of 1.265 used to calculate the consideration in the merger agreement. See the discussion under the heading “Comparative Stock Price and Dividend Information” on the next page for important information about the limited trading in stock of Intermountain and Snake River and the effect that may have on the reliability of the share price data.

				Snake River
	Intermountain
							Pro
			Pro Forma				Forma
	Historical		Combined	Historical			Equivalent

Basic earnings per share:
Year ended December 31, 2003		$1.16	$1.12
Six months ended June 30, 2004		$0.63	$0.61
Diluted earnings per share:
Year ended December 31, 2003		$1.08	$1.05
Six months ended June 30, 2004		$0.56	$0.55
Book value per share at:
December 31, 2003		$8.56	$10.84
June 30, 2004		$8.74	$11.01
Cash dividends per share declared(1):
Year ended December 31, 2003		N/A	N/A
Six months ended June 30, 2004		N/A	N/A
Market value per share at July 23, 2004		$25.00	N/A		$15.65	(2)	$31.63
Market value per share at , 2004	$		N/A	$			$

(1)	Neither Intermountain nor Snake River has ever paid a cash dividend to its shareholders.

(2)	The most recent trade of Snake River common stock occurred in December 2003; there have been no trades in 2004.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

      Intermountain. Intermountain common stock is quoted on the OTC Bulletin BoardTM under the symbol “IMCB.OB.” Stock transfer records maintained on behalf of Intermountain indicate that there are relatively few transactions in Intermountain’s stock. As a result, trading price data may not accurately reflect the actual market value of the shares. The table below sets forth the high and low sales prices per share of Intermountain common stock as reported on the OTC Bulletin Board for each quarterly period within the two most recent fiscal years and for the first two quarters of this year. Prices do not include retail mark-ups, mark-downs or commissions.

	Intermountain
	Common Stock(1)

	High		Low

2002
First Quarter		$8.72		$7.54
Second Quarter		$9.09		$7.86
Third Quarter		$9.73		$8.82
Fourth Quarter		$10.34		$9.59
2003
First Quarter		$10.95		$10.00
Second Quarter		$12.27		$10.59
Third Quarter		$15.75		$13.03
Fourth Quarter		$19.75		$14.75
2004
First Quarter		$24.50		$19.75
Second Quarter		$25.50		$23.55
Third Quarter (thru , 2004)	$		$

(1)	This table reflects the range of high and low bid prices for Intermountain’s common stock during the indicated periods. Prices have been retroactively adjusted to reflect a 2-for-1 stock split that was effective December 18, 2003 and the 10% stock dividends paid in February 2002 and August 2003. The quotations merely reflect the prices at which transactions were proposed, and do not necessarily represent actual transactions.

      Intermountain has never paid a cash dividend, and does not anticipate doing so in the foreseeable future. Intermountain currently retains its earnings to provide capital to fund its operations and future growth.

      As of June 30, 2004, the 3,219,141 outstanding shares of Intermountain common stock were held by approximately 353 holders of record.

      Snake River. Snake River common stock is not quoted on a stock exchange or market and no broker makes a market in the stock. Prior to Snake River’s reorganization in 2002, Magic Valley Bank common stock was also not quoted on a stock exchange or market. Stock transfer records maintained by Snake River and Magic Valley Bank indicate that there have been relatively infrequent transactions in Snake River’s stock, or that of its predecessor. As a result, trading price data may not accurately reflect the actual market value of the shares. The table below sets forth the high and low sales prices per share of Snake River common stock as reported to Snake River, acting as its own transfer agent, for each quarterly period within the two most recent fiscal years and for the first two quarters of this year. All information for periods prior to August 28, 2002 is for Magic Valley Bank.

	Snake River
	Common Stock

	High	Low

2002
First Quarter	$12.40	$12.40
Second Quarter	$12.53	$12.40
Third Quarter	$12.53	$12.53
Fourth Quarter	$12.53	$12.53
2003
First Quarter	$12.53	$12.53
Second Quarter	$15.65	$12.53
Third Quarter	$15.65	$15.65
Fourth Quarter	$15.65	$15.65
2004
First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter (thru , 2004)	N/A	N/A

      There have been no trades of Snake River common stock in 2004. As of                     , 2004 [mailing date or record date], the                     outstanding shares of Snake River common stock were held by approximately 350 holders of record.

      Snake River has never paid a dividend to its shareholders. After the reorganization of Magic Valley Bank as a wholly-owned subsidiary of Snake River in 2002, Magic Valley Bank has, from time to time, paid cash dividends to Snake River. No dividends were paid to Magic Valley Bank shareholders prior to the formation of Snake River. In the absence of the proposed merger, Snake River does not anticipate paying a cash dividend in the foreseeable future. Rather, Snake River plans to retain earnings to provide capital to fund its operations.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

      Intermountain was formed as Panhandle Bancorp in October 1997 to be the holding company for Panhandle State Bank. In June 2000, Panhandle Bancorp changed its name to Intermountain Community Bancorp. Since opening in 1981, Panhandle State Bank has continued to grow by opening additional branch offices throughout Idaho. In January 2003, Panhandle State Bank acquired a branch office from Household Bank F.S.B. located in Ontario, Oregon, its first and only out-of-state branch. Panhandle State Bank currently has twelve banking locations located in Northern Idaho, Southwestern Idaho and Northeastern Oregon, the later of which operate under the name Intermountain Community Bank. With the Snake River merger, Intermountain will establish an initial presence in South Central Idaho.

      Snake River was formed under the laws of the State of Idaho in connection with the holding company reorganization of Magic Valley Bank in 2002. Magic Valley Bank opened in 1997 to serve the local banking needs of the greater Magic Valley communities from its main office in Twin Falls, Idaho and two branch banks located in the communities of Gooding and Jerome, Idaho.

      In April 2004, Curt Hecker, CEO and President of Intermountain, arranged a meeting with Phillip Bratton, President and CEO of Snake River and Ron Jones, Chairman of Magic Valley Bank. Messrs. Hecker, Bratton and Jones discussed short and long term objectives and strategies of both Intermountain and Snake River; the possible revenue and expense efficiencies of combining both organizations; and the potential benefits for the respective stakeholders of Intermountain and Snake River. Messrs. Hecker, Bratton and Jones agreed to further consider and discuss a possible business combination transaction.

      On May 6th and 7th, 2004, Phillip Bratton and Pam Rasmussen, Snake River’s chief financial officer, toured eleven Intermountain branch banks and its headquarters in Sandpoint, Idaho. The purpose of these visitations was for the members of Snake River’s management to learn and assess Intermountain’s corporate culture, operating systems and organizational structure. Thereafter, Intermountain and Snake River entered into a confidentiality agreement, and they agreed to exchange additional information about their organizations.

      On May 28, 2004, Mr. Hecker, as well as Jerry Smith and Douglas Wright, traveled to Twin Falls and met with the Snake River board of directors. At that meeting, Mr. Hecker and his management team explained the Intermountain business philosophy and current business strategy and operations to the Snake River directors, and the Snake River directors asked various questions to Mr. Hecker about Intermountain and its plans for the future. Mr. Hecker then made a proposal for the possible merger of Snake River with and into Intermountain. The Snake River directors acknowledged Mr. Hecker’s merger proposal and agreed to proceed with further negotiation and due diligence, with the ultimate goal of entering into a definitive merger agreement.

      On June 24 through June 30, 2004, Intermountain and Snake River, as well as professional advisors for each party, conducted due diligence reviews.

      On June 29th and 30th, 2004, a meeting with executive management of Intermountain and Snake River, as well as professional advisors for each party, was held to discuss the terms of the proposed transaction and of a definitive merger agreement.

      On July 21, 2004, the Intermountain board of directors approved a definitive agreement for the merger of Intermountain and Snake River. The Snake River board approved the definitive agreement on July 22, 2004, and the agreement was signed by the parties on July 23, 2004.

Reasons for the Merger — Intermountain

      At its meeting on July 21, 2004, the Intermountain board of directors determined the merger would accelerate its business strategy of providing banking services throughout southern Idaho. After the merger, Intermountain will expand its presence in South Central Idaho along the I-84 corridor. The Intermountain board of directors believes that Snake River is well managed and possesses management philosophies and a strategic focus that are compatible to that of Intermountain.

      In reaching this determination, the Intermountain board of directors consulted with Intermountain management and its financial, legal and accounting advisors and considered the following factors, in addition to the strategic expansion opportunity presented by the merger with Snake River:

•	A presentation of management of:

•	Its due diligence review of Snake River, including the business, operations, earnings, asset quality, financial conditions, and corporate culture of Snake River on a historical, prospective, and pro-forma basis. These reviews generally found Snake River to be financially sound, well capitalized and well managed.

•	The compatibility of products and corporate goals and the respective contributions the parties would bring to a combined institution. The Intermountain board noted the similar philosophies of the two institutions and their employees and management.

•	The opportunities for revenue enhancement and synergies that are expected to result from the merger. The board assessed possible synergies and recognized that the combined organization could reduce aggregate expenses that Intermountain and SRB incur in areas such as professional and outside service fees, communications and information services.

•	The terms of the merger, the executive employment contracts and other documents executed in connection with the merger.

•	The financial, tax and accounting effects of the merger.

      The Intermountain board of directors did not assign any specific or relative weight to the information it reviewed in the course of its consideration.

Reasons for the Merger — Snake River

      During the normal course of its business, Snake River has received inquiries regarding its willingness to consider an acquisition by, or affiliation with, larger financial institutions. Consistent with its fiduciary obligations to its shareholders, Snake River has considered such inquiries and evaluated them for the level and form of consideration proposed, the seriousness and specificity which has been conveyed to Snake River in terms of consideration, the expected future operation of Snake River, and other considerations and factors deemed relevant by Snake River in formulating its business plan. Management of Snake River has reviewed such inquiries with the intent to provide maximum value to its shareholders by enhancing its franchise as the leading independent bank serving Twin Falls County and the surrounding areas. The Board of Directors of Snake River consistently evaluates the cost of providing the increasingly broad array of financial products and alternative delivery channels to remain competitive in the marketplace, while continuing to deliver excellent service to its customers and providing exceptional returns to its shareholders.

      As the nature of banking has become increasingly competitive, larger organizations have demonstrated a willingness to pay a premium for attractive franchises in high-growth markets such as Twin Falls. As a result, in May 2004 Intermountain approached Snake River and thereafter, Snake River provided Intermountain information, pursuant to a confidentiality agreement, regarding Snake River. As a result of this initial contact, Snake River and Intermountain engaged in formal negotiations during June and July 2004. In considering a possible business combination with Intermountain, Snake River’s Board of Directors retained Hovde Financial LLC (“Hovde”) to assist and advise it in evaluating such a transaction and to issue a fairness opinion with respect to such transaction.

      In evaluating whether to affiliate with Intermountain, Snake River considered the value of Intermountain common stock; competitive conditions in the market served by Snake River; Snake River’s ability to provide, on a cost-effective basis, the ever-increasing and broadening array of financial services products demanded by customers; the fact that Intermountain common stock is traded on the OTC Bulletin Board but with relatively few transactions in the stock; the appreciation in the price of Intermountain common stock over the past three years; and Intermountain’s history of maintaining a strong community banking environment.

      Further, Snake River considered that Intermountain has agreed to appoint two members of Snake River’s current board of directors to the boards of both Intermountain and Panhandle, thereby providing Snake River shareholders with representation with the continuing company. Magic Valley branches will continue to operate under that name after the merger is completed. Also, the parties expect that substantially all of the management team and staff that interact with customers and the public will remain in place. In addition, Snake River believes that affiliating with Intermountain, a larger financial institution with significantly greater resources and expertise, offers expansion opportunities and financial products and services not otherwise available to Snake River and its customers which will better enable Snake River to compete. Snake River and its Board of Directors determined that Snake River’s competitive position and the value of its common stock could best be enhanced through affiliation with Intermountain.

      Following arms-length negotiations between representatives of Intermountain and Snake River, Intermountain and Snake River entered into the merger agreement. The aggregate price to be paid to holders of Snake River common stock resulted from negotiations which considered the historical earnings of Intermountain and Snake River; the potential growth in Snake River’s market and earnings, both as an independent entity and as a part of a larger organization such as Intermountain; Snake River’s asset quality; and the effect of the merger on the shareholders, customers, and employees of Snake River.

      For the reasons set forth above, Snake River’s Board of Directors approved the merger agreement and the merger.

      Subject to satisfaction of certain conditions contained in the merger agreement, Snake River’s Board of Directors believes the Merger to be fair and in the best interest of Snake River’s shareholders. Snake River’s board of directors has authorized consummation of the merger, subject to approval of Snake River’s shareholders, federal and state bank regulators and the satisfaction of certain other conditions.

      After carefully evaluating the above factors, Snake River’s board of directors has determined that the merger is fair to and in the best interests of Snake River and its shareholders. Snake River’s board of directors recommends that Snake River shareholders vote FOR approval of the plan and agreement of merger.

Opinion of Financial Advisor to Snake River

      Hovde Financial LLC has delivered to the Board of Directors of Snake River Bancorp, Inc. its opinion that, based upon and subject to the various considerations set forth in its written opinion dated July 22, 2004, the total transaction consideration to be paid to the shareholders of Snake River is fair from a financial point of view as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by Snake River upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated July 22, 2004, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix C. Snake River shareholders should read this opinion in its entirety.

      Hovde Financial is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. Snake River’s board of directors selected Hovde Financial to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

      Hovde will receive a fee from Snake River for performing a financial analysis of the merger and rendering a written opinion to the Board of Directors of Snake River as to the fairness, from a financial point of view, of the merger to Snake River’s shareholders. Hovde will receive all of such fee upon Hovde’s presentation of its fairness opinion and analysis to the Board of Directors of Snake River at the time of the mailing of the proxy materials to Snake River’s shareholders.

      Hovde Financial’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any Snake River shareholder as to how the shareholder should vote at the Snake River shareholder meeting. The summary of the opinion of Hovde set forth in this proxy statement/ prospectus is qualified in its entirety by reference to the full text of the opinion.

      The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the Snake River board by Hovde Financial. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the Snake River board, but it does summarize all of the material analyses performed and presented by Hovde.

      The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde Financial did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hovde Financial may have given various analyses more or less weight than other analyses. Accordingly, Hovde Financial believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the Snake River board and its fairness opinion.

      In performing its analyses, Hovde Financial made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Snake River and Intermountain. The analyses performed by Hovde Financial are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde Financial’s analysis of the fairness of the transaction consideration, from a financial point of view, to Snake River shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde Financial’s opinion does not address the relative merits of the merger as compared to any other business combination in which Snake River might engage. In addition, as described above, Hovde Financial’s opinion to the Snake River board was one of many factors taken into consideration by the Snake River board in making its determination to approve the merger agreement.

      During the course of its engagement, and as a basis for arriving at its opinion, Hovde Financial reviewed and analyzed material bearing upon the financial and operating conditions of Snake River and Intermountain and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available information concerning Snake River and Intermountain;

•	the nature and terms of recent merger transactions; and

•	financial and other information provided to Hovde Financial by the management of Snake River and Intermountain. Hovde Financial conducted meetings and had discussions with members of senior management of Snake River for purposes of reviewing the future prospects of Snake River. Hovde Financial also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

      In rendering its opinion, Hovde Financial assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde Financial also assumed that the financial forecasts furnished to or discussed with Hovde Financial by Snake River were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Snake River as to the future financial performance of Snake River. Hovde Financial has not made any independent evaluation or appraisal of any properties, assets or liabilities of Snake River. Hovde Financial assumed and relied upon the accuracy and completeness of the publicly available and other non-public financial information provided to it by Snake River and Intermountain, relied upon the representations and warranties of Snake River and Intermountain made pursuant to the merger agreement, and did not independently attempt to verify any of such information.

      Analysis of Selected Mergers. As part of its analysis, Hovde reviewed three groups of comparable merger transactions. The first peer group included transactions, which have occurred since January 1, 2003, that involved target banks in the Northwestern United States (ID, OR, WA, MT, WY) that had total assets between $20 million and $200 million (the “Northwest Merger Group”). This Northwest Merger Group consisted of the following 13 transactions:

Buyer	Seller

AmericanWest Bancorporation (WA)	Latah Bancorporation, Inc. (WA)
Banner Corp. (WA)	Oregon Business Bank (OR)
Capitol Bancorp Ltd. (MI)	AEA Bancshares Inc. (WA)
Cascade Bancorp (OR)	Community Bank of Grants Pass (OR)
Cascade Financial Corp. (WA)	Issaquah Bancshares Inc. (WA)
Columbia Banking System Inc. (WA)	Bank of Astoria (OR)
First Community Financial (WA)	Harbor Bank N.A. (WA)
First Interstate Banc System (MT)	Silver Run Bancorp. Inc. (MT)
First National Bancorp, Inc. (MT)	Montana First National Bancorp (MT)
Glacier Bancorp Inc. (MT)	Pend Oreille Bancorp (ID)
Pacific Financial Corp. (WA)	BNW Bancorp Inc. (WA)
Riverview Bancorp Inc. (WA)	Today’s Bancorp Inc. (WA)
Umpqua Holdings Corp. (OR)	Linn-Benton Bank (OR)

      Hovde also reviewed comparable mergers involving banks headquartered west of the Mississippi announced since June 30, 2003, in which the total assets of the seller were between $50 million and $100 million (the “West Merger Group”). This West Merger Group consisted of the following 15 transactions:

Buyer	Seller

Prosperity Bancshares Inc. (TX)	First State Bk North TX (TX)
Pacific Financial Corp. (WA)	BNW Bancorp Inc. (WA)
Summit Bancshares Inc. (TX)	ANB Financial Corporation (TX)
Mid-State Bancshares (CA)	Ojai Valley Bank (CA)
Western Sierra Bancorp (CA)	Auburn Community Bancorp (CA)
Banco Bilboa Vizcaya Argent. SA	Valley Bank (CA)
America Bancshares Inc. (MN)	PriVest Bank (CA)
IBERIABANK Corp. (LA)	Alliance Bank of Baton Rouge (LA)
North American Bcshs Inc. (TX)	Pioneer Bankshares Inc. (TX)
Teche Holding Co. (LA)	St. Landry Financial Corp. (LA)
First Financial Bankshares (TX)	Liberty National Bank (TX)
United Security Bancshares (CA)	Taft National Bank (CA)
First Community Capital Corp. (TX)	Grimes County Capital Corp. (TX)
First Federal Bank of LA (LA)	First Allen Parish Bancorp (LA)
HGroup Acquisition Co. (TX)	Heritage Bancshares (TX)

      In addition, Hovde also reviewed comparable mergers involving banks headquartered in the entire United States announced since January 1, 2003, in which the total assets of the seller were between $65 million and

$85 million (the “Nationwide Merger Group”). This Nationwide Merger Group consisted of the following 17 transactions:

Buyer	Seller

IBERIABANK Corp. (LA)	Alliance Bank of Baton Rouge (LA)
Franklin Bank Corp. (TX)	Highland Lakes Bank (TX)
Bourbon Bancshares Inc. (KY)	Kentucky First Bancorp Inc. (KY)
Marquette Financial Companies (MN)	Valley Bancorp, Inc. (AZ)
Blackhawk Bancorp Inc. (WI)	DunC Corp. (IL)
GB&T Bancshares Inc. (GA)	Lumpkin County Bank (GA)
North American Bcshs Inc. (TX)	Pioneer Bankshares Inc. (TX)
American Community Bancshares (NC)	FNB Bancshares Inc. (SC)
Wintrust Financial Corp. (IL)	Village Bancorp Inc. (IL)
Teche Holding Co. (LA)	St. Landry Financial Corp. (LA)
Investor group (MN)	Superior Financial Holding (MN)
Community Capital Corp. (SC)	Abbeville Capital Corporation (SC)
NS&L Acquisition Corp.	NS&L Bancorp Inc. (MO)
Investor group (FL)	Liberty Bancorp. (FL)
Heritage Oaks Bancorp (CA)	Hacienda Bank (CA)
Fairfield County Bank Corp. (CT)	Bank of Westport (CT)
Glacier Bancorp Inc. (MT)	Pend Oreille Bancorp (ID)

      Hovde Financial calculated the medians and averages of the following relevant transaction ratios in the Northwest Merger Group, the West Merger Group and the Nationwide Merger Group: the percentage of the offer value to the acquired company’s total assets, the multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; the multiple of the offer value to the acquired company’s tangible book value; and the tangible book value premium to core deposits. Hovde Financial compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $16.8 million ($12.3 million in consideration in the form of Intermountain’s stock, $4.5 million in cash), or $31.00 per Snake River diluted share, based on Intermountain’s weighted average trading price of $24.42 as of July 22, 2004. In calculating the multiples for the merger, Hovde used Snake River’s earnings for the 12 months ended June 30, 2004, and Snake River’s tangible book value per share, total assets, and total deposits as of June 30, 2004. The results of this analysis are as follows:

				Ratio of
	Offer Value to			Tangible
				Book Value
			12 Months	Premium
	Total	Tangible	Preceding	to Core
	Assets	Book Value	Earnings	Deposits
	(%)	(x)	(x)	(%)

Snake River Bancorp, Inc.	21.5	2.30	26.2	17.0
Northwest Merger Group median	17.3	2.15	19.4	13.1
Northwest Merger Group average	19.2	2.27	22.2	16.2
West Merger Group median	19.4	2.19	20.6	12.3
West Merger Group average	18.2	2.09	26.5	12.4
Nationwide Merger Group median	16.7	1.72	22.6	10.1
Nationwide Merger Group average	17.1	1.72	24.1	10.0

      Discounted Cash Flow Analysis. Hovde Financial estimated the present value of all shares of Snake River common stock by estimating the value of Snake River’s estimated future earnings stream beginning in 2004. Reflecting Snake River’s internal projections and Hovde Financial estimates, Hovde Financial assumed net income in 2004, 2005, 2006, 2007, and 2008 of $0.72 million, $0.82 million, $0.95 million, $1.09 million, and $1.25 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 10.0%, 11.0%, 12.0%, 13.0%, and 14.0%, respectively. In order to derive the terminal value of Snake River’s earnings stream beyond 2008, Hovde assumed a terminal value based on a multiple of between 16.0x and 20.0x applied to free cash flows in 2008. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Snake River’s common stock. This analysis and its underlying assumptions yielded a range of value for all the shares of Snake River’s stock of approximately $14.08 million (at a 14.0% discount rate and a 16.0x terminal multiple) to $19.78 million (at a 10.0% discount rate and a 20.0x terminal multiple) with a midpoint of $16.73 (using a 12.0% discount rate and a 18.0x terminal multiple), compared to total Merger Consideration of $16.8 million.

      Contribution Analysis. Hovde Financial prepared a contribution analysis showing percentages of total assets, total net loans, total deposits, and total common equity and tangible equity at June 30, 2003 for Snake River and for Intermountain, and actual 12 months preceding earnings and estimated fiscal year 2004 earnings that would be contributed to the combined company on a pro-forma basis by Snake River and Intermountain. This analysis indicated that holders of Snake River common stock would own approximately 13.5% of the pro forma common shares outstanding of Intermountain, assuming an exchange ratio of 0.93, while contributing a median of 16.0% of the financial components listed above. This pro forma ownership is based on the total consideration being paid to Snake River consisting of 73.5% of Intermountain common stock and 26.5% in cash, therefore if pro forma ownership of 13.5% is divided by the percentage of stock (73.5%), the resulting value of 18.4% compares favorably to the median contribution value of 16.0%.

Snake River
Contribution To
Intermountain

Total assets	15.3%
Total net loans	17.6%
Total deposits	15.5%
Total equity	20.4%
Net income — LTM	14.2%
Net income — estimated fiscal year 2004	16.0%
Median Snake River Contribution Percentage	16.0%
Actual Snake River Pro Forma Ownership	13.5%
Snake River Pro Forma Ownership adjusted for cash component	18.4%

      Financial Implications to Snake River Shareholders. Hovde Financial prepared an analysis of the financial implications of Intermountain’s offer to a holder of Snake River common stock. This analysis indicated that on a pro forma equivalent basis, assuming the exchange ratio of 0.93 for the stock consideration portion of the total consideration and excluding any potential revenue enhancement opportunities, a stockholder of Snake River would achieve approximately 10.43% accretion in GAAP earnings per share, approximately 15.33% accretion in cash earnings per share, a decrease in tangible book value per share of approximately 35.00%, and a decrease in total book value per share of approximately 6.68% as a result of the consummation of the merger. The table below summarizes the results discussed above:

	Per Share:

	2004E GAAP	2004E Cash	Book	Tangible Book
	Earnings	Earnings	Value	Value

Snake River standalone	$1.32	$1.32	$13.48	$13.48
Snake River Pro Forma*	$1.46	$1.52	$12.58	$8.76
% Accretion — Dilution	10.43%	15.33%	(6.68)%	(35.00)%

*	Based on an exchange ratio of 0.93 and stock consideration of 73.5% of the total consideration.

      Comparable Company Analysis. Using publicly available information, Hovde Financial compared the financial performance and stock market valuation of Intermountain with the following Northwest United States publicly traded banking institutions with assets as of March 31, 2004 between $250 million and $800 million:

Company Name (Ticker)	Assets ($mm)

Baker Boyer Bancorp (BBBK)	393,973
City Bank (CTBK)	631,519
Columbia Bancorp (CBBO)	598,304
Cowlitz Bancorporation (CWLZ)	259,704
EverTrust Financial Group, Inc. (EVRT)	770,072
FirstBank NW Corp. (FBNW)	700,232
Heritage Financial Corporation (HFWA)	650,575
Idaho Independent Bank (IIBK)	374,307
Northrim BanCorp Inc. (NRIM)	740,765
Pacific Continental Corporation (PCBK)	460,709
PremierWest Bancorp (PRWT)	775,570
Rainier Pacific Financial Group, Inc. (RPFG)	729,632
Riverview Bancorp, Inc. (RVSB)	515,371
Siuslaw Financial Group, Inc. (SFGP)	256,128
Timberland Bancorp, Inc. (TSBK)	446,324
United Financial Corp. (UBMT)	314,782
Washington Banking Company (WBCO)	623,234

      Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of March 31, 2004 and, where relevant, closing stock market information as of July 16, 2004. Selected market information for Intermountain and the group of comparable companies that was analyzed is provided below.

		Price/	Price/	Price/	Div.		Inside
	Stock	TBV	Book	LTM	Yield	Mkt. Cap	Ownership
	Price	(%)	(%)	ESP (x)	(%)	($m)	(%)

Intermountain	$25.00	312.92	292.21	19.43	0.0	80	NA
Comparable Company Average	$21.81	191.15	180.31	16.03	2.3	113	17.16

			Tangible	Net		NPAs/
			Equity	Interest	Efficiency	Average	Reserves/
	ROAE	ROAA	Ratio	Margin	Ratio	Assets	NPAs
	(%)	(%)	(%)	(%)	(%)	(%)	(%)

Intermountain	14.37	0.97	6.20	5.22	72.15	0.41	304.82
Comparable Company Average	10.51	1.19	11.20	4.94	65.75	0.72	305.75

      In addition, Hovde Financial compared the financial performance and stock market valuation of Intermountain with a second comparable company group consisting of the following United States publicly traded banking institutions with assets as of March 31, 2004 between $100 million and $1 billion and a price-to-tangible book value above 300%:

Company Name (Ticker)	Assets ($mm)

Allaire Community Bank (ALCY)	189,161
Bank of Commerce Holdings (BOCH)	394,685
Bank of Kentucky Financial Corporation (BKYF)	819,209
Canyon National Bank (CYNA)	178,740
CIVITAS BankGroup (CVBG)	824,842
First National Bancshares, Inc. (FNSC)	208,215
First Washington FinancialCorp (FWFC)	482,612
Madison Bancshares, Inc. (MDBS)	215,166
Nittany Financial Corp. (NTNY)	266,215
Orrstown Financial Services, Inc. (ORRF)	492,036
PanAmerican Bancorp (PNB)	165,289
Pinnacle Financial Partners, Inc. (PNFP)	586,313
Rome Bancorp, Inc. (MHC) (ROME)	259,631
Smithtown Bancorp, Incorporated (SMTB)	620,625
Southwest Community Bancorp (SWCB)	417,153
Waccamaw Bankshares, Inc. (WBNK)	199,114

      Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of March 31, 2004 and, where relevant, closing stock market information as of July 16, 2004. Selected market information for Intermountain and the group of comparable companies that was analyzed is provided below.

		Price/	Price/	Price/	Div.		Inside
	Stock	TBV	Book	LTM	Yield	Mkt. Cap	Ownership
	Price	(%)	(%)	ESP (x)	(%)	($m)	(%)

Intermountain	$25.00	312.92	292.21	19.43	0.0	80	NA
Comparable Company Average	$26.56	375.18	356.74	29.31	0.5	105	29.58

			Tangible	Net		NPAs/
			Equity	Interest	Efficiency	Average	Reserves/
	ROAE	ROAA	Ratio	Margin	Ratio	Assets	NPAs
	(%)	(%)	(%)	(%)	(%)	(%)	(%)

Intermountain	14.37	0.97	6.20	5.22	72.15	0.41	304.82
Comparable Company Average	11.86	0.90	7.16	4.19	64.11	0.52	323.26

      Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the transaction consideration was fair from a financial point of view to Snake River shareholders.

SNAKE RIVER SPECIAL MEETING

When and Where

      The special meeting of Snake River shareholders will be held on Monday, November 1, 2004, at 10:00 a.m., local time, at the Red Lion Hotel Canyon Springs, located at 1357 Blue Lakes Boulevard North, Twin Falls, Idaho. This proxy statement/ prospectus is being sent to holders of Snake River common stock and is accompanied by a form of proxy that is being solicited by the Snake River board for use at the special meeting and at any adjournment or postponement.

Purposes

      The purposes of the special meeting are:

      (i) to consider and vote upon a proposal to approve the plan and agreement of merger described herein, and

      (ii) to consider and vote upon a proposal, if made at the meeting, to adjourn the meeting to another time and/or place for the purpose of soliciting additional proxies.

Who May Vote

      The Snake River board of directors has fixed the close of business on October 1, 2004, as the record date for determining shareholders entitled to notice of and to vote at the special meeting. Only holders of record on the record date will be entitled to vote at the special meeting. Each share of Snake River common stock will be entitled to one vote. At the record date, there were [542,463] shares of Snake River common stock outstanding and entitled to be voted at the special meeting held by approximately 350 holders of record.

Votes Required

      Approval of the plan and agreement of merger requires the affirmative vote of the holders of a majority of the votes entitled to be cast of Snake River common stock. If a proposal is made to adjourn the meeting, such proposal will be approved if it receives the affirmative vote of a majority of the votes cast on the proposal. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum of Snake River shareholders at the special meeting. Valid proxies that are marked “Abstain,” including proxies submitted by brokers and other nominees with respect to shares held in street name (so-called “broker non-votes”), will be considered present for purposes of determining whether a quorum exists. Abstentions and broker non-votes will have the same effect as votes cast against approval of the merger agreement and will have no effect on any proposal to adjourn the meeting.

Voting by Proxy

      Holders of Snake River common stock may vote either in person or by properly executed proxy. Shares of Snake River common stock represented by a properly executed proxy received prior to or at the special meeting will, unless revoked, be voted in accordance with the instructions indicated on such proxy. If no instructions are indicated on a properly executed proxy, the shares covered thereby will be voted FOR the proposal to approve the merger agreement and any proposal to adjourn the meeting.

      Any proxy may be revoked at any time before it is voted by delivering to the Secretary of Snake River a written notice of revocation bearing a later date than the proxy, or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute revocation of a proxy.

Solicitation of Proxies

      The enclosed proxy for Snake River shareholders is being solicited on behalf of the Snake River board of directors. The expense of soliciting proxies for the special meeting will be borne by Snake River. The costs and expenses of printing and mailing the proxy statement/ prospectus will be borne by Snake River. All other costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement are to be paid by the party incurring such expenses.

      Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of Snake River in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will receive no compensation for their assistance other than their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers and others who hold Snake River common stock on behalf of another will be asked to forward proxy material and related documents to the beneficial owners of such stock, and Snake River will reimburse them for their expenses in doing so.

Shares Owned by Directors and Executive Officers

      As of the record date, the directors and executive officers of Snake River owned an aggregate of 118,635 shares of Snake River common stock outstanding and entitled to vote at the special meeting, which represents 21.87% of the total shares entitled to vote. With the exception of Randall Brewer, all of the directors of Snake River have entered into an agreement with Snake River and Intermountain pursuant to which each individual has agreed to vote his or her shares for approval of the merger agreement. For detailed share ownership information for the Snake River directors and officers, see “Security Ownership of Management and Certain Beneficial Owners — Snake River.”

THE MERGER

      The descriptions in this proxy statement/ prospectus of the terms and conditions of the merger and related transactions are qualified in their entirety by reference to the plan and agreement of merger, a copy of which is attached as Appendix A to this proxy statement/ prospectus and is incorporated herein by reference. We encourage you to review the merger agreement carefully.

Transaction

      The boards of directors of Intermountain and Snake River have approved the plan and agreement of merger providing for the merger of Snake River with and into Intermountain followed immediately thereafter by the merger of Magic Valley Bank, Snake River’s banking subsidiary, into Panhandle State Bank, Intermountain’s banking subsidiary. While Intermountain and Snake River believe that they will receive the necessary regulatory approvals for the merger and that other conditions to the merger will be satisfied, there can be no assurance that such approvals will be received and conditions met. See “— Conditions to the Completion of the Merger” and “— Regulatory Approvals Required” below.

Conversion of Stock

      In the merger, each share of Snake River common stock (other than shares as to which dissenters’ rights have been properly asserted) will be converted into the right to receive (i) 0.93 shares of Intermountain common stock and (ii) $8.22 in cash. Outstanding shares of Intermountain common stock will remain outstanding and will not be affected by the merger. Each share of Snake River common stock as to which a dissenting shareholder has properly perfected dissenters’ rights of appraisal under Idaho law will be treated in accordance with the provisions of the Idaho Business Corporation Act.

      Because the exchange ratio is fixed, the value of the shares of Intermountain common stock that holders of Snake River stock will receive in the merger may increase or decrease. If Intermountain’s stock price falls below $20 per share during the period immediately preceding closing of the merger, Snake River’s board of directors will have the option to terminate the merger agreement unless Intermountain increases the merger consideration. See “ — Termination” below.

Effect

      Upon completion of the mergers, the separate existence of Snake River and Magic Valley Bank will cease. Intermountain has agreed to continue to operate the branches of Magic Valley Bank under the assumed name “Magic Valley Bank” following closing.

      The Intermountain articles of incorporation and bylaws will be the articles of incorporation and bylaws of the combined company after completion of the merger and will not be affected by the merger.

Options

      Each outstanding option to purchase shares of Snake River common stock granted under Snake River’s stock option plans will be converted at the effective date of the merger into an option to purchase Intermountain common stock in an amount and at an exercise price determined as follows:

•	the number of shares of Intermountain common stock subject to the new Intermountain stock option will be equal to the product (rounded down to the nearest share) of the number of shares of Snake River common stock subject to the Snake River stock option and 1.265; and

•	the exercise price per share will be equal to the result (rounded down to the nearest cent) obtained by dividing the exercise price per share of Snake River common stock by 1.265.

      All Intermountain stock options issued in exchange for Snake River stock options will be exercisable in full, except to the extent that a holder waives his or her right to acceleration of vesting as a result of the merger.

Fractional Shares

      No fractional shares of Intermountain common stock will be issued to any holder of Snake River common stock in the merger. For each fractional share that would otherwise be issued, Intermountain will pay cash in an amount equal to the fraction multiplied by $31.00. No interest will be paid or accrued on cash payable in lieu of fractional shares.

Exchange of Certificates

      Soon after the completion of the merger, Intermountain will send a letter of transmittal to each person who was a Snake River shareholder at the effective time of the merger. This letter will contain instructions on how to surrender certificates representing shares of Snake River common stock in exchange for checks for the cash portion of the merger consideration and certificates representing the Intermountain shares that the holder is entitled to receive under the merger agreement.

      All shares of Intermountain common stock issued to the holders of Snake River common stock pursuant to the merger will be deemed issued as of the effective date of the merger. Until Snake River stock certificates are surrendered for exchange, holders of such certificates will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Intermountain common stock. When certificates are surrendered, Intermountain will pay any unpaid dividends or other distributions, without interest. After the effective date, there will be no further transfers of any shares of Snake River common stock on the stock transfer books of Snake River.

      If a certificate for Snake River common stock has been lost, stolen or destroyed, Intermountain will issue certificates representing shares properly payable under the merger agreement upon receipt of appropriate evidence as to loss, theft or destruction, ownership of that certificate, and indemnity satisfactory to Intermountain.

Closing of the Merger

      The merger will become effective as set forth in articles of merger that will be filed with the Secretary of State of the State of Idaho on the effective date of the merger. Subject to the conditions to the merger set forth in the merger agreement, the closing of the merger will occur at a date, time and place to be specified, but no later than ten business days after the satisfaction or waiver of the various conditions to the merger. It is currently anticipated that we will consummate the merger in the fourth quarter of 2004.

      Either Intermountain or Snake River may terminate the merger agreement if the closing does not occur on or before January 31, 2005, unless the failure to complete the merger by such date is due to the breach by the party seeking to terminate the merger agreement of any representation, warranty, covenant, or other agreement of such party.

Representations and Warranties

      Each of Snake River and Intermountain has made representations and warranties to the other in the merger agreement as to:

•	corporate organization and existence;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	accuracy, completeness, and timeliness of regulatory filings;

•	financial statements;

•	fees payable to financial advisors in connection with the merger;

•	absence of material adverse changes;

•	absence of legal proceedings and regulatory actions;

•	accuracy and timeliness of taxes and tax returns;

•	employee benefit matters;

•	compliance with laws; and

•	agreements with regulatory agencies and regulatory approvals.

      In addition, Intermountain has made a representation and warranty that it has, and on the effective date will have, sufficient cash and authorized shares in order to pay the merger consideration. Snake River has also made additional representations and warranties as to material contracts, personal property, environmental matters, and asset classification.

Conduct of Business Pending the Merger

      Both Parties. Intermountain and Snake River have agreed to conduct their business in the usual, regular and ordinary course consistent with past practice and in accordance with law and to take appropriate actions to facilitate timely consummation of the merger.

      Snake River. The merger agreement provides that, until the merger is effective, Snake River and Magic Valley Bank will conduct their business only in the ordinary and usual course, and use all reasonable efforts to preserve its present business organization, retain the services of its present management, and preserve the goodwill of all parties with whom it has business dealings. The merger agreement also provides that, unless Intermountain otherwise consents in writing, Snake River and Magic Valley Bank will refrain from engaging in various activities such as:

•	split or otherwise reclassify any capital stock or issue, pledge or encumber any shares of capital stock except pursuant to the exercise of stock options outstanding as of the date of the merger agreement;

•	other than in the ordinary course of business, consistent with past practice, and as necessary to pay Snake River’s transaction fees, declare or pay any dividend or make any distributions with respect to Snake River and Magic Valley Bank common stock;

•	sell or otherwise dispose of any of their properties or assets, except in the ordinary course of business consistent with past practice;

•	incur any indebtedness, solicit or accept deposits of a different type than previously accepted, or pay deposit rates in excess of prevailing interest rates;

•	offer or make loans or extensions of credit not consistent with past practice or, without prior consultation with Panhandle State Bank, in an amount greater than $500,000;

•	acquire an ownership or leaseholder interest in any real property without appropriate environmental review and advance notice;

•	except for contracts in the ordinary course of business consistent with past practice, enter into any contract requiring payments in excess of $15,000, or in excess of $10,000 if the contract has a term of one year or more;

•	amend their articles of incorporation or bylaws;

•	unless requested by Intermountain or required by law, make any material changes to their operations, policies or procedures, including loan loss reserve policies;

•	other than in accordance with existing binding commitments, make any capital expenditure greater than $10,000 individually or $25,000 in the aggregate, except for transaction fee expenses, which may not exceed $150,000; and

•	take any action that would materially affect the parties’ ability to (i) obtain regulatory and governmental approvals and authority for the transaction or (ii) perform their respective covenants and agreements under the merger agreement.

No Solicitation by Snake River

      Snake River has agreed that, except to the extent the Snake River board of directors concludes in good faith, after taking into account the advice of counsel, that failure to do so would reasonably be determined to violate its fiduciary obligations, it and its officers, directors, representatives, and other agents will not enter into any discussions with any other entity or group concerning any offer or potential offer with respect to:

•	a merger, consolidation, or other combination transaction involving Snake River or Magic Valley Bank; or

•	any purchase of all or any significant portion of the assets or equity securities of Snake River or Magic Valley Bank.

Conditions to the Completion of the Merger

      Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

      Both Parties. The respective obligations of Intermountain and Snake River to complete the merger are subject to the following conditions:

•	receipt of all required regulatory approvals and expiration of all statutory waiting periods;

•	accuracy in all material respects of the other party’s representations and warranties contained in the merger agreement as of the dates specified in that agreement, and the performance in all material respects by the other party of its obligations contained in the merger agreement;

•	the absence of changes or circumstances which have had or might reasonably be expected to have a material adverse effect on the business of Snake River or Intermountain;

•	the absence of any order, decree or injunction of any court or agency that prohibits completion of the merger;

•	Panhandle State Bank and Magic Valley Bank shall have executed and delivered the bank merger agreement;

•	receipt of an opinion of Intermountain’s counsel substantially to the effect that the merger will be treated as a reorganization within the meaning of section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”);

•	effectiveness of the registration statement and any necessary blue sky qualifications relating to the Intermountain shares to be issued in the merger;

•	approval of the merger agreement by the shareholders of Snake River; and

•	Snake River’s financial advisor shall have delivered and not have withdrawn its fairness opinion.

      Intermountain. The obligations of Intermountain under the merger agreement are subject to the following additional conditions, among others:

•	Snake River’s transaction fees shall not have exceeded $150,000;

•	The following specific financial conditions for Snake River and Magic Valley Bank shall have been satisfied:

•	Snake River’s tangible equity capital will be at least $7.4 million;

•	Magic Valley Bank’s deposits, excluding brokered and internet deposits and jumbo certificates of deposit, will be at least $56 million; and

•	Magic Valley Bank’s allowance for possible loan and lease losses will not be less than 1.35% of outstanding loans;

•	the number of shares for which cash is to be paid because of the exercise of dissenters’ rights of Snake River shareholders must not exceed 5% of the outstanding shares of Snake River stock; and

•	Intermountain must have assumed the current lease for the Magic Valley Main Office, with the addition of an option to purchase the property. See “— Interests of Certain Persons in the Merger” below.

Regulatory Approvals Required

      Intermountain and Snake River have agreed to cooperate and use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval by the FDIC and various state and other regulatory authorities. The merger cannot proceed in the absence of these regulatory approvals or waivers. Although Intermountain and Snake River expect to obtain the required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained.

      Federal Deposit Insurance Corporation. The merger of Magic Valley Bank and Panhandle State Bank is subject to approval by the FDIC. An application was filed with the FDIC on September 3, 2004. Applicable banking law requires that the relevant regulatory agency take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The FDIC will not approve the acquisition (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anticompetitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 in meeting the credit needs of the entire community, including low-and moderate-income neighborhoods, served by such institutions.

      Idaho Department of Financial Institutions. The Idaho Department of Financial Institutions also must approve the merger of Magic Valley Bank and Panhandle State Bank. An application was filed in the state of Idaho on September 3, 2004.

      Federal Reserve Board. A written notice of the merger of Intermountain and Snake River must be filed with the Federal Reserve Bank of San Francisco. The required notice was filed with the Federal Reserve on September 3, 2004.

      Intermountain and Snake River are not aware of any material governmental approvals or actions that are required prior to the parties’ consummation of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.

Resulting Board of Directors; Officers of Surviving Corporation

      The board of directors of Intermountain as the surviving corporation in the merger will include all members of the Intermountain board prior to the merger, together with Jim Patrick and Ron Jones, each of whom presently serve as directors of Snake River and Magic Valley Bank. The board of directors of Panhandle State Bank after the bank merger will be the same as the board of Intermountain.

      The principal executive officer of Intermountain after the merger will continue to be Curt Hecker, President and CEO. Phillip Bratton, President and CEO of Snake River, will become President of Magic Valley Bank, a division of Panhandle State Bank. The other executive officers of Snake River will also continue as officers of Panhandle State Bank.

Termination

      General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of Snake River.

      Intermountain Stock Price. The Snake River board of directors may terminate the merger agreement if (i) on the fifth business day immediately prior to the closing of the merger (the “Determination Date”), the “Intermountain Average Closing Price” (defined in the merger agreement as the average daily sales price of Intermountain common stock during the 15 trading days prior to the Determination Date) is less than $20 and (ii) Snake River provides written notice to Intermountain of its intent to terminate. Provided, however, Snake River may not terminate the merger agreement if Intermountain elects, within one business day of its receipt of such notice, to increase the merger consideration (by the payment of additional cash, issuance of additional shares common stock, or any combination thereof) so that each Snake River shareholder will receive the per share consideration that he or she would have received had the Intermountain Average Closing Price been $20.

      Other Reasons for Termination. In addition, the merger agreement may be terminated in the following circumstances:

•	by mutual consent of Intermountain and Snake River;

•	by either the board of directors of Intermountain or the board of directors of Snake River, if any required regulatory approval is denied and such denial is final and non-appealable or any governmental authority has issued a final order enjoining or otherwise prohibiting the merger;

•	by either the board of directors of Intermountain or the board of directors of Snake River, if the merger is not completed on or before January 31, 2005, unless the failure of the closing to occur by that date is due to the breach by the party seeking to terminate the agreement of any representation, warranty, or other agreement in the merger agreement;

•	by either the board of directors of Intermountain or the board of directors of Snake River (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement in the merger agreement) if there has been a material breach of any of the representations, warranties, covenants, or agreements set forth in the merger agreement on the part of the other party, which breach is not cured within 30 days following written notice, or which breach, by its nature, cannot be cured;

•	by Intermountain if the Snake River board of directors fails to recommend or withdraws its recommendation for the Snake River shareholders to approve the merger;

•	by either party, if such party’s board of directors has determined in good faith and after consultation with counsel that the merger is inadvisable or impracticable by reason of governmental litigation to restrain or invalidate the merger;

•	by Intermountain, if holders of 5% or more of the outstanding shares of Snake River common stock are dissenting shares;

•	by the board of directors of Snake River upon written notice to Intermountain if it, in good faith, determines that a proposal it has received from a third party relating to a takeover proposal represents a superior proposal (as described below), provided that Snake River may not so terminate the merger agreement unless:

(i) it has not breached the covenant in the agreement prohibiting it from soliciting acquisition proposals;

(ii) subsequently with delivering such notice of termination, Snake River intends to enter into a letter of intent, acquisition agreement, or similar agreement related to the superior proposal;

(iii) it has provided Intermountain with at least five days’ prior written notice advising Intermountain that Snake River’s board is prepared to accept a superior proposal, and given Intermountain, if it so elects, during that five-day period the opportunity to amend the merger agreement in such a manner as would enable Snake River to proceed with the merger; and

(iv) simultaneously with entering into such letter of intent, acquisition agreement, or similar agreement related to the superior proposal, it delivers to Intermountain a $750,000 termination fee; or

•	by Intermountain, upon written notice to Snake River, if (i) an acquisition event (as described below) has occurred, or (ii) after a third-party proposal relating to, or actual occurrence of, an acquisition event (as described below), the shareholders of Snake River fail to approve the merger agreement at the special meeting.

      For purposes of the merger agreement, a “superior proposal” means a bona fide proposal to acquire Snake River or Magic Valley Bank on terms which the board of directors of Snake River determines in good faith, after taking into account the advice of counsel, to be more favorable to Snake River and its shareholders than the merger.

      An “acquisition event” means (i) a merger, consolidation or similar transaction involving Snake River or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets representing 25% or more of the consolidated assets of Snake River and its subsidiary or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50% or more of the voting power of Snake River.

      Break-Up Fee. Snake River must pay Intermountain a break-up fee of $750,000 if:

•	The Snake River board of directors either fails to recommend or withdraws its recommendation for the Snake River shareholders to approve the merger;

•	Snake River terminates the merger agreement in order to accept a superior proposal;

•	Intermountain terminates the merger agreement because an acquisition event has occurred; or

•	Intermountain terminates the merger agreement following the failure of Snake River’s shareholders to approve the merger agreement after a third-party proposal for an acquisition event, and, within 12 months after termination of the merger agreement, Snake River enters into an agreement for, or publicly announces an intention to engage in, an acquisition event.

      Snake River agreed to pay a break-up fee under these circumstances in order to induce Intermountain to enter into the merger agreement. Agreeing to the payment of a break-up fee could have the effect of discouraging other companies from trying to acquire Snake River.

      Effect of Termination; Termination Fees. If the merger agreement is terminated, subject to the termination fee provisions, it will become void and there will be no liability on the part of Intermountain or Snake River or their respective officers or directors, except that:

•	certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination;

•	in the event of a termination by Intermountain due to a breach by Snake River or failure by Snake River to use reasonable efforts to consummate the merger, Snake River shall promptly, but in no event later than three business days after termination, pay to Intermountain a fee of $200,000; and

•	In the event of a termination by Snake River due to a breach by Intermountain or failure by Intermountain to use reasonable efforts to consummate the merger, Intermountain shall promptly, but in no event later than three business days after termination, pay to Snake River a fee of $200,000.

In no event will Intermountain or Snake River be relieved or released from any liabilities or damages arising out of a willful breach of any provision of the merger agreement.

Extension, Waiver and Amendment

      Extension and Waiver. At any time prior to the completion of the merger, each of Intermountain and Snake River may, to the extent legally allowed:

•	extend the time for the performance of any obligations under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

      Amendment. Subject to compliance with applicable law, Intermountain and Snake River may amend, by action taken or authorized by their respective board of directors, the merger agreement at any time before or after approval of the merger agreement by Snake River shareholders. However, after approval of the merger agreement by Snake River shareholders, the merger agreement may not be amended without their further approval to reduce the exchange ratio or change the form of the consideration to be delivered to Snake River shareholders.

Voting Commitments

      With the exception of Randall Brewer, each director of Snake River has agreed to vote all of his or her shares for the plan and agreement of merger unless it has been terminated prior to the Snake River special meeting of shareholders. With the exception of Randall Brewer, each director has further agreed to recommend approval of the merger agreement by Snake River shareholders and to refrain from any actions inconsistent with the foregoing, except as may otherwise be required by law, including his or her fiduciary duties. Each Snake River director has submitted his resignation as a director of Snake River and Magic Valley Bank effective upon completion of the merger.

Interests of Certain Persons in the Merger

      Certain members of the Snake River board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of Snake River generally. The Snake River board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

      Stock Ownership. The directors, executive officers and principal shareholders of Snake River, together with their affiliates, beneficially owned, as of the record date for the special meeting, a total of 129,930 shares of Snake River common stock representing 23.46% of all outstanding Snake River shares and options of Snake River. The directors and executive officers of Snake River will receive the same consideration in the merger for their shares as other shareholders of Snake River.

      Stock Options. At the time of the merger, Snake River options will be converted into options to purchase Intermountain common stock based on an exchange ratio of 1.265 shares of Intermountain common stock for each Snake River share. As of the date of this proxy statement/ prospectus, officers and other employees of Snake River held options to acquire a total of [20,976] shares of Snake River common stock. Applying the exchange ratio, and assuming that no Snake River options are exercised prior to consummation of the merger, these options will be converted into options to purchase a total of [26,535] shares of Intermountain common stock at the time of the merger. All Intermountain options received in the merger will be fully exercisable.

      Panhandle Employment Agreements. Panhandle State Bank has entered into employment agreements, effective upon completion of the merger, with Messrs. Bratton and Bengoechea and Ms. Rasmussen.

      Mr. Bratton’s employment agreement is for a term beginning upon completion of the merger and continuing for two years thereafter. Mr. Bratton will serve as President of Magic Valley Bank, a division of Panhandle State Bank.

      Mr. Bratton’s agreement provides for an initial salary of $118,180 per year, eligibility for bonuses pursuant to Magic Valley Bank’s existing bonus plan for 2004, and commencing in 2005, eligibility to participate in Panhandle State Bank’s short-term bonus plan and other incentives. Effective upon consummation of the merger, Mr. Bratton will also enter into a stock purchase agreement with Intermountain, pursuant to which (i) he agrees to purchase shares of Intermountain common stock with a market value of $9,000; and (ii) Intermountain agrees to reimburse him for those purchases pursuant to a three-year vesting schedule.

      Mr. Bratton’s employment agreement provides that if he is terminated without Cause (as described below) or he terminates his agreement for Good Reason (as described below), he will receive a severance payment equal to two (2) times his current base salary, payable over a two-year period in accordance with Panhandle State Bank’s regular payroll schedules, policies, and procedures. If Mr. Bratton voluntarily terminates his employment for whatever reason during the second year of the agreement term, he will be entitled to receive his base salary for the balance of the employment term in accordance with Panhandle’s regular payroll schedules, policies, and procedures. If Mr. Bratton is terminated for Cause or terminates his employment without Good Reason during the first year of the employment term, Intermountain will be responsible only for salary earned and expenses reimbursable through the date of termination and Mr. Bratton will have no rights to other compensation or benefits under the agreement.

      For purposes of the agreement:

      “Cause” means any one or more of the following: (i) willful misfeasance or gross negligence in the performance of Mr. Bratton’s duties; (ii) conviction of a crime in connection with such duties; or (iii) conduct demonstrably and significantly harmful to the financial condition of Magic Valley Bank, Panhandle State Bank or Intermountain.

      “Good Reason” means any of the following: (i) substantial diminution of Mr. Bratton’s duties; (ii) diminution of Mr. Bratton’s compensation; or (iii) significant relocation, where “significant” means a change of more than 60 miles (one way) in Mr. Bratton’s commute if he does not agree to move.

      Mr. Bratton has agreed while employed by Panhandle State Bank and for any period during which he is receiving or is entitled to payments, not to become involved in a Competing Business (as described below) or serve directly or indirectly in a competing business in any manner other than as a passive holder of 2% or less of the equity securities of such business. He has also agreed not to solicit any employees or customers of Intermountain, Snake River or related entities for a period of two years following termination of his employment. Mr. Bratton’s agreement also includes provisions regarding nondisclosure of confidential information.

      “Competing Business” means any financial service institutions, including without limitation banks, insurance companies, leasing companies, mortgage companies, and brokerage firms that engage in business within a 90 mile radius of Twin Falls, Idaho (the “Noncompetition Area”). Notwithstanding the previous sentence, “Competing Business” does not include a financial service institution with an office located within the Noncompetition Area, so long as Employee will not be engaged in any business activity within the Noncompetition Area.

      Mr. Bengoechea’s and Ms. Rasmussen’s employment agreements are also for a term beginning upon completion of the merger and continuing for two years thereafter. Mr. Bengoechea will serve as a vice president and senior loan officer for Magic Valley Bank, a division of Panhandle State Bank, and his initial salary will be $99,782. Ms. Rasmussen will serve as a vice president and senior operations officer for Magic Valley Bank, a division of Panhandle State Bank, and her initial salary will be $93,150. The other provisions of the employment agreements for Mr. Bengoechea and Ms. Rasmussen are substantially similar to those of Mr. Bratton’s employment agreement.

      Intermountain Directorships. In connection with and following the merger, current Snake River directors Jim Patrick and Ron Jones will be appointed to the boards of directors for Intermountain and Panhandle State Bank.

      Intermountain Advisory Board. In connection with and following the merger, each non-management member of Snake River’s board, other than Randall Brewer and the individuals becoming directors of Intermountain (Jim Patrick and Ron Jones), will be appointed to an advisory board established by Intermountain (if such individuals are willing to serve). The advisory board is being formed to advise Intermountain with respect to deposit and lending activities in Snake River’s former market area and to maintain and develop customer relationships. Members of the advisory board will be appointed for two-year terms and will meet at least twice per year. Each member of the advisory board will receive a fee of $300 for each advisory board meeting attended.

      Director Life Insurance Agreements. All current directors of Snake River, as well as two former directors, are parties to split-dollar life insurance agreements with Magic Valley Bank, pursuant to which (i) Magic Valley Bank is obligated to pay the premiums on a bank-owned life insurance policy and (ii) beneficiaries of the directors will receive a certain portion of any benefits upon the death of the directors. Pursuant to the plan and agreement of merger, Intermountain and Panhandle State Bank have agreed to assume and discharge the obligations of Magic Valley Bank under the split-dollar life insurance agreements.

      Agreement Relating to Magic Valley Main Office Property. Substantially all of the directors of Snake River and Magic Valley Bank are members of Perrine Partnership LLC, an Idaho limited liability company, the sole business of which is owning the property on which the Magic Valley Bank main office is located. In connection with the merger, Perrine and Magic Valley Bank have amended the lease agreement for the main office property in order to grant Intermountain or its designee an option to acquire the property for $2.5 million. The option expires two years after the effective date of the merger, and will become null and void if the merger agreement is terminated.

      Director Non-competition Agreements. All members of the Snake River board of directors have entered into a non-competition agreement with Intermountain. Except under certain limited circumstances, the noncompetition agreement prohibits directors of Snake River from competing with Intermountain and/or Panhandle within a ninety mile radius of Twin Falls, Idaho. The term begins on the effective date of the merger and ends the later of (a) three years after Closing or (b) one year after the director ceases to be a director of Intermountain (in the case of the two directors who will become directors of Intermountain following the merger).

      Indemnification and Insurance. Intermountain will indemnify Snake River officers and directors for any claims arising out of their service as such prior to the effective date of the merger. In addition, Intermountain has agreed to continue in effect for a period of six years after the effective date policies of directors’ and officers’ liability insurance similar to that maintained by Intermountain with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the effective date.

Certain Federal Income Tax Consequences

      The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of Snake River common stock who are citizens or residents for purposes of taxation of, or that are organized under, the laws of the United States. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, and administrative regulations and interpretations, all as in effect as of the date of this proxy statement/ prospectus and all of which are subject to change, possibly with retroactive effect. Any such change could result in the tax consequences to holders of Snake River common stock being different from those described herein.

      This discussion is only a general summary of the material federal income tax consequences of the merger. It is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approving the merger agreement. Further, it does not address all aspects of federal income taxation that may be relevant to the holders of Snake River common stock in light of their particular facts and circumstances, nor does it address the federal income tax consequences that may be applicable to holders of Snake River common stock who are subject to special treatment under the Code, including, without limitation:

•	financial institutions, mutual funds, dealers in securities or insurance companies;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•	non-United States persons;

•	holders of qualified small business stock, for purposes of section 1202 of the Code;

•	holders subject to the alternative minimum tax provisions of the Code; or

•	holders who acquired their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

      This discussion assumes that the holders of Snake River common stock hold such stock as a capital asset within the meaning of section 1221 of the Code.

      Consummation of the merger is conditioned upon the receipt by Snake River of the opinion of Graham & Dunn PC, counsel to Intermountain, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

      Assuming consummation of the merger on the basis of facts, representations and assumptions as set forth in the opinion referred to above, the United States federal income tax consequences of the merger to a holder of Snake River common stock generally will depend on whether the holder exchanges its shares of Snake River common stock for cash or a combination of cash and Intermountain common stock.

      Exchange Solely for Cash. In general, if pursuant to the merger a holder of Snake River common stock exchanges all of its shares of such stock solely for cash, the holder will recognize gain or loss equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the shares surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the Snake River common stock surrendered is more than one year. Notwithstanding the foregoing, if a holder of Snake River common stock exchanges all of its shares of such stock solely for cash and either (1) is deemed to constructively own shares of Intermountain common stock that were exchanged for shares of Snake River common stock, or (ii) actually owns shares of Intermountain common stock, cash received by the holder may be taxed as a dividend rather than as a capital gain. The consequence to such holders may be similar to the consequences described below under the heading “— Exchange for Intermountain Common Stock and Cash.”

      Exchange for Intermountain Common Stock and Cash. If pursuant to the merger a holder of Snake River common stock exchanges all of its shares of such stock for a combination of Intermountain common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Intermountain common stock received pursuant to the merger over the holder’s adjusted tax basis in the shares surrendered), and (ii) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the Snake River common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See “— Possible Treatment of Cash as a Dividend” below.

      The aggregate tax basis of Intermountain common stock received by a holder of Snake River common stock who exchanges its shares of Snake River common stock for a combination of Intermountain common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Snake River common stock surrendered for Intermountain common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange. The holding period of the Intermountain common stock will include the holding period of the shares of Snake River common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of Snake River common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Intermountain common stock received in the exchange.

      Possible Treatment of Cash as a Dividend. The determination of whether gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends in general upon whether and to what extent the exchange reduces the holder’s actual and constructive percentage ownership of Intermountain common stock. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Snake River common stock solely for Intermountain common stock and Intermountain then immediately redeemed (the “hypothetical redemption”) a portion of the Intermountain common stock in exchange for the cash the holder actually received. The gain recognized in the exchange will be treated as capital gain if the hypothetical redemption is “not essentially equivalent to a dividend” or “substantially disproportionate” with respect to the holder.

      Whether the hypothetical redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular facts and circumstances. At a minimum, however, the hypothetical redemption must result in a “meaningful reduction” in the holder’s actual and constructive percentage ownership of Intermountain common stock. In general, that determination requires a comparison of (i) the percentage of outstanding shares of Intermountain common stock the holder is deemed to actually and constructively own immediately before the hypothetical redemption, and (ii) the percentage of outstanding shares of Intermountain common stock the holder actually and constructively owns immediately after the hypothetical redemption. In applying the foregoing test, a holder is deemed to constructively own stock owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the holder is a beneficiary, and by certain affiliated entities. As these rules are complex, a holder who may be subject to these rules should consult its tax advisor. The Internal Revenue Service has ruled that a shareholder in a publicly-held corporation whose relative stock interest in the corporation is minimal and who exercises no control over corporate affairs is generally treated as having had a meaningful reduction in his or her percentage ownership of stock in the corporation after a redemption transaction if his or her percentage ownership of stock in the corporation has been reduced to any extent, taking into account the shareholder’s actual and constructive ownership before and after the redemption.

      The hypothetical redemption will be “substantially disproportionate” with respect to a holder if the percentage of outstanding shares of Intermountain common stock the holder actually and constructively owns immediately after the hypothetical redemption is less than eighty percent (80%) of the percentage of outstanding shares of Intermountain common stock the holder is deemed to actually and constructively own immediately before the hypothetical redemption.

      Cash Received in Lieu of a Fractional Share. Cash received by a holder in lieu of a fractional share of Intermountain common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Snake River common stock surrendered that is allocable to the fractional share. Such gain or loss generally will be long-

term capital gain or loss if the holding period for such shares of Snake River common stock is more than one year.

      Dissenting Shareholders. Holders of Snake River common stock who dissent with respect to the merger, as discussed in “The Merger — Dissenters’ Rights,” and who receive cash in respect of their shares of Snake River common stock will be treated, generally, in the same manner as holders who exchange their shares of Snake River common stock solely for cash in accordance with the discussion above.

      Backup Withholding. Non-corporate holders of Snake River common stock may be subject to information reporting and backup withholding on any cash payments they receive. They will not be subject to backup withholding, however, if they:

•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the federal income tax liability of a holder of Snake River common stock, provided he or she furnishes the required information to the Internal Revenue Service.

      Reporting Requirements. Holders of Snake River common stock who receive Intermountain common stock as a result of the merger will be required to retain records pertaining to the merger and to file with their federal income tax returns for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Holders of Snake River common stock will be responsible for the preparation of their own tax returns.

      Upon satisfaction of certain conditions, Graham & Dunn PC will deliver an opinion to the foregoing effect to Intermountain. The opinion is attached as an exhibit to the registration statement of which this proxy statement/ prospectus is a part. The foregoing is only a summary of the tax consequences of the merger as described in the opinion. The opinion is based on assumptions, representations made by officers of Intermountain and Snake River to Graham & Dunn PC, and contains qualifications appropriate to the subject matter.

      Closing of the merger is conditioned on the receipt by Intermountain and Snake River of an opinion of Graham & Dunn PC to the effect that if the merger is consummated in accordance with the terms set forth in the merger agreement, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by Snake River shareholders who receive shares of Intermountain common stock in exchange for their shares of Snake River common stock.

      An opinion of counsel only represents counsel’s best legal judgment and has no binding effect or official status of any kind. Accordingly, the tax opinion to be delivered in connection with the merger does not bind the Internal Revenue Service or any courts. No assurance can be given that the Internal Revenue Service or a court will not take a position contrary to any of the opinions expressed by counsel. Neither Snake River nor Intermountain has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the merger.

      The foregoing is a general summary of the material federal income tax consequences of the merger to holders of Snake River common stock, without regard to the particular facts and circumstances of each holder’s tax situation and status. In addition, there may be relevant state, local, foreign or other tax consequences, none of which are described above. Accordingly, you are strongly urged to consult with your own tax advisor to determine the particular federal, state, local, foreign and other tax consequences to you of the merger.

Accounting Treatment

      The acquisition of Snake River will be accounted for under the “purchase” method of accounting, as this term is used under accounting principles generally accepted in the United States. Snake River’s assets and liabilities will be adjusted to their estimated fair value as of the closing date of the merger and combined with the historical book values of the assets and liabilities of Intermountain. The difference between the estimated fair value of the assets and liabilities and the purchase price will be recorded as goodwill and as intangible asset(s). Goodwill will be periodically reviewed for impairment, and intangible assets with finite lives will be amortized.

Dissenters’ Rights

      Under Idaho law, Snake River shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of Snake River common stock.

      Snake River shareholders electing to exercise dissenters’ rights must comply with the provisions of the Idaho appraisal laws in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a Snake River shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Idaho appraisal laws, the full text of which is set forth in Appendix B to this document.

      A shareholder who wishes to assert dissenters’ rights must:

•	deliver to Snake River before the special meeting written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is completed, and

•	not vote the shares in favor of the merger.

      A shareholder wishing to deliver a notice asserting dissenters’ rights should hand deliver or mail the notice to the following address:

Snake River Bancorp, Inc.
113 Main Avenue West
Twin Falls, Idaho 83301
Attention: Phillip Bratton, President

      A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying Snake River in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to Snake River the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has power to direct the vote.

      A shareholder who does not, prior to the special shareholders meeting, deliver to Snake River a written notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting.

      If the merger is completed, Intermountain (as the surviving corporation) will, within ten days after the effective date of the merger, deliver a written notice to all Snake River shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:

•	state where the payment demand must be sent and where and when certificates for shares must be deposited;

•	supply a form for demanding payment;

•	set a date by which Intermountain must receive the payment demand, which date will be between 40 and 60 days after notice is delivered;

•	state Intermountain’s estimate of the “fair value” for the shares and the date by which any notice to withdraw (discussed below) must be received; and

•	state that within 10 days of the date by which demands for payment are due, if requested in writing, Intermountain will provide to the requesting shareholder the number of shareholders who returned forms demanding payment and the total number of shares owned by such shareholders.

      A shareholder wishing to exercise dissenters’ rights must at that time file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause that person to lose their dissenters’ rights.

      A shareholder who has complied with the requirements summarized in the previous paragraph may nevertheless decline to exercise dissenters’ rights and withdraw from the appraisal process by notifying Intermountain by the date set forth in the written notice provided by Intermountain following consummation of the merger. If the shareholder does not withdraw from the appraisal process by the specified date, he or she may not do so thereafter unless Intermountain consents to such withdrawal in writing.

      Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, Intermountain will pay each dissenter with properly perfected dissenters’ rights Intermountain’s estimate of the “fair value” of the shareholder’s shares, plus accrued interest from the effective date of the merger. With respect to a dissenter who did not beneficially own shares of Snake River prior to the public announcement of the merger, Intermountain is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger. The rate of interest is required to be the rate on judgments in the state of Idaho.

      Within 30 days of Intermountain’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting shareholder, a dissenter dissatisfied with Intermountain’s estimate of the fair value may notify Intermountain of the dissenter’s own estimate of the fair value and demand payment of that amount. If Intermountain does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Intermountain must, within 60 days of receiving the estimate and demand, petition a court to determine the fair value.

      In view of the complexity of the Idaho statutes governing dissenters’ rights of appraisal, Snake River shareholders who wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

Resale of Intermountain Common Stock by Affiliates

      The shares of Intermountain common stock to be issued to shareholders of Snake River in connection with the merger have been registered under the Securities Act of 1933, as amended (“the Securities Act”), and may be freely traded, except shares issued to “affiliates” of Snake River or Intermountain as that term is defined in the rules under the Securities Act. Stock received by persons who were “affiliates” of Snake River on the date of the special meeting may be resold without registration only to the extent provided for by Rule 145 under the Securities Act, which permits limited sales under certain circumstances, or as otherwise permitted by the Securities Act.

      An “affiliate” of Snake River is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Snake River. These restrictions generally are expected to apply to the directors and executive officers of Snake River and the holders of 10% or more of the Snake River common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Intermountain will put in place stop transfer instructions with respect to the shares of

Intermountain common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

      Known affiliates of Snake River have entered into affiliate agreements with Intermountain providing that such affiliate will not sell, transfer, or otherwise dispose of shares of Intermountain common stock received in the merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. This proxy statement/ prospectus does not cover resales of Intermountain common stock received by affiliates.

Expenses

      The merger agreement provides that each of Intermountain and Snake River will generally pay its own expenses in connection with the transactions contemplated by the merger agreement. Intermountain has agreed to pay Snake River’s accounting fees and expenses associated with the merger.

BUSINESS OF THE PARTIES TO THE MERGER

Intermountain

      Intermountain is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Intermountain (sometimes referred to as the “Company” in this section) was formed as Panhandle Bancorp in October 1997 under the laws of the State of Idaho in connection with a holding company reorganization of Panhandle State Bank (sometimes referred to in this section as the “Bank”) that was approved by the shareholders on November 19, 1997 and became effective on January 27, 1998. In June 2000, Panhandle Bancorp changed its name to Intermountain Community Bancorp. At June 30, 2004, the Company had 353 shareholders of record owning 3,219,141 shares of Intermountain’s no par value common stock. At June 30, 2004, Intermountain had total consolidated assets of $461.8 million, loans of $316.3 million, and deposits of $393.3 million.

      Panhandle State Bank. Panhandle State Bank, a wholly owned subsidiary of Intermountain, was first opened in 1981 to serve the local banking needs of Bonner County, Idaho. Panhandle State Bank is regulated by the Idaho Department of Finance and by the Federal Deposit Insurance Corporation, its primary federal regulator and the insurer of its deposits. Because the Bank also operates a branch in Oregon, the Oregon Division of Finance and Corporate Securities also has jurisdiction over the operations of the branch.

      Since opening in 1981, Panhandle State Bank has continued to grow by opening additional branch offices throughout Idaho. During 1999, the Bank opened its first branch under the name of “Intermountain Community Bank, a division of Panhandle State Bank” in Payette, Idaho. The following year in 2000, the second branch under that name was opened in Weiser, Idaho. Three additional branches were opened during 2001, one in Coeur d’Alene, another in Nampa and the third in Rathdrum. In 2002 a branch was started in Caldwell and during 2003 a branch was opened in Post Falls. In January 2003, Panhandle State Bank acquired a branch office from Household Bank F.S.B. located in Ontario, Oregon, its first and only out-of-state branch. It was determined in 2003 to change the names of the Coeur d’Alene, Post Falls, and Rathdrum branches from Intermountain Community Bank to Panhandle State Bank, as the Panhandle State Bank name had more brand recognition in the northern part of the state.

      Market Area. Intermountain conducts its primary banking business through its bank subsidiary, Panhandle State Bank. The Bank maintains its main office in Sandpoint, Idaho and has 11 other branches. In addition to the main office, six branch offices operate under the name of Panhandle State Bank and five of the branches are operated under the name Intermountain Community Bank, a division of Panhandle State Bank. Ten of the Company’s branches are located throughout Idaho in the cities of Bonners Ferry, Caldwell, Coeur d’Alene, Nampa, Payette, Ponderay, Post Falls, Priest River, Rathdrum, and Weiser, and one branch is located in Ontario, Oregon. The Company focuses its banking and other services on individuals, professionals, and small to medium-sized businesses throughout its market area.

      Panhandle State Bank’s primary service area covers two distinct geographical regions. The north Idaho region encompasses the three northernmost counties in Idaho, including Boundary County, Bonner County and Kootenai County. Estimated population for these three counties totals 162,244, based on 2002 census information, with an estimated 4.4% growth rate. The growth rate has accelerated over the last two years, as north Idaho has experienced additional in-migration. This growth rate compares to an estimated 3.6% rate for Idaho as a whole. Median household income for this area is estimated at $36,132 versus $37,572 for Idaho in general, and per capita income totals $17,912 versus $17,841.

      The north Idaho region is heavily forested and contains numerous lakes. As such, the economies of these counties are primarily based on tourism, real estate development and natural resources, including logging, mining and agriculture. Both Kootenai and Bonner County have also experienced additional light industrial, high-tech and commercial development over the past ten years.

      The second region served by Panhandle State Bank encompasses three counties in southwestern Idaho (Canyon, Payette, and Washington) and one county in southeastern Oregon (Malheur). Estimated population for this region totals 207,162 with a growth rate of 7.00%. Canyon County, in particular, has experienced rapid growth as part of the strong expansion in neighboring Boise. Median household income for this area is estimated at $34,402 and per capita income at $14,941. In general, Canyon County contains higher income levels than the other counties.

      The economies of these counties are primarily based on agriculture and related or supporting businesses. A variety of crops are grown in the area, including beans, onions, corn, apples, peaches, cherries and sugar beets. Livestock, including cattle and pigs, are also raised. Because of its proximity to Boise, Canyon County has expanding residential and retail development, and a more diversified light manufacturing and commercial base.

      Competition. Competition in the banking industry is significant and has intensified as the regulatory environment has grown more permissive. Banks face a greater degree of competition in providing banking services and attracting deposits. Intermountain competes with a number of international banking groups, out-of-state banking companies, state-wide banking organizations, several local community banks, savings banks, savings and loans, and credit unions throughout its market area.

      The adoption of the Gramm-Leach-Bliley Act of 1999 (the Financial Services Modernization Act) eliminated many of the barriers to affiliation among providers of financial services and further opened the door to business combinations involving banks, insurance companies, securities or brokerage firms, and others. This regulatory change has led to further consolidation in the financial services industry and the creation of financial conglomerates which frequently offer multiple financial services, including deposit services, brokerage and others. When combined with technological developments such as the Internet that have reduced barriers to entry faced by companies physically located outside Intermountain’s market area, changes in the market have resulted in increased competition and can be expected to result in further increases in competition in the future.

      Based on total deposit market share as of December 31, 2003, Panhandle ranks fourteenth of all financial institutions in Idaho and is the state’s third largest independent community bank. In terms of total asset size, it is the second largest independent community bank headquartered in Idaho. Primary competitors in the northern region include US Bank, Wells Fargo, Key Bank and Bank of America, all large international or regional banks, and Idaho Independent Bank and Mountain West Bank, both community banks. Primary competitors in the southern region include national or regional banks US Bank, Wells Fargo, Key Bank, Bank of America and Zions Bank, and community banks Farmers & Merchants State Bank and Idaho Independent Bank.

Products and Services

Lending Activities

      Panhandle State Bank offers and encourages applications for a variety of secured and unsecured loans to help meet the needs of its communities, dependent upon Panhandle State Bank’s financial condition and size, legal impediments, local economic conditions and consistency with safe and sound operating practices. While specific credit programs may vary from time to time, based on bank policies and market conditions, Panhandle State Bank makes every effort to encourage applications for the following credit services throughout its communities.

      Consumer Loans. Panhandle State Bank offers a variety of consumer loans, including personal loans, motor vehicle loans, boat loans, recreational vehicle loans, home improvement loans, home equity loans, open-end credit lines, both secured and unsecured, and overdraft protection credit lines. Panhandle State Bank’s terms and underwriting on these loans are consistent with what is offered by competing community banks and credit unions. Loans for the purchase of new autos typically range up to 72 months. Loans for the purchase of smaller RV’s, pleasure craft and used vehicles up to 60 months. Loans for the purchase of larger RV’s and pleasure craft, mobile homes, and 2nd Deeds of Trust and home equity loans range up to 120 months (180 months if credit factors and value warrant). Unsecured loans are usually limited to two years, except for credit lines, which may be open-ended but are generally reviewed by the Bank annually. Panhandle State Bank does not currently use credit scoring in connection with these loans. Relationship lending is emphasized, which, along with credit quality control practices, minimizes risk in this type of lending.

      Real Estate Loans. For consumers, Panhandle State Bank offers first mortgage loans to purchase or refinance homes, home improvement loans and home equity loans and credit lines. Conforming 1st mortgage loans are offered with up to 30-year maturities, while typical maturities for 2nd mortgages (home improvement and home equity loans and lines) are as stated above under “Consumer Loans.” Lot acquisition and construction loans are also offered to consumers with typical terms of up to 36 months (interest only loans are also available) and up to 12 months (with six months’ extension) respectively. Loans for purchase, construction, rehabilitation or repurchase of commercial and industrial properties are also available through Panhandle State Bank, as are property development loans, with up to two-year terms typical for construction and development loans, and up to 10 years for term loans (generally with re-pricing after three or five years). Risk is mitigated by selling the conventional residential mortgage loans (currently, close to 100% are sold) and underwriting 2nd mortgage products for potential sale. Commercial real estate loans are generally confined to owner-occupied properties (unless there is a strong relationship justifying otherwise). All commercial real estate loans are restricted to borrowers with proven track records and financial wherewithal, project due diligence by the Bank, adequate contingencies and collateral adequacy/government guaranties.

      Business Loans. Panhandle State Bank offers a wide range of loans and open-end credit arrangements to businesses of small and moderate size, from small sole proprietorships to larger corporate entities, with purposes ranging from working capital and inventory acquisition to equipment purchases and business expansion. Panhandle State Bank also participates in the Small Business Administration (“SBA”) and USDA financing programs. Operating loans or lines of credit typically carry annual maturities. Straight maturity notes are also available, in which the maturities match the anticipated receipt of specifically identified repayment sources. Term loans for purposes such as equipment purchases, expansion, term working capital, and other purposes generally carry terms that match the borrower’s cash flow capacity, typically within maturities of five years. Risk is controlled by applying sound and consistent underwriting guidelines, concentrating on relationship loans, as opposed to transaction type loans, and establishing sound alternative repayment sources. Government guaranty programs are also utilized when appropriate.

      Agricultural Loans. Panhandle State Bank offers loans for agricultural and ranching purposes. These include expansion loans, short-term working capital loans, equipment loans, cattle or livestock loans, and real estate loans on a limited basis. Terms are generally up to one year for operating loans or lines of credit and up to five years for term loans. Sound underwriting is applied, as with other business loans, by a staff of lending and credit personnel seasoned in this line of lending. Again, government guaranteed programs are utilized whenever appropriate and available. Agricultural real estate loans are considered for financially sound borrowers with strong financial and management histories.

      Municipal Financing. Panhandle State Bank offers operating and term loans to entities that qualify to receive such financing on a tax exempt basis. Operating loans are restricted by law to a duration of one fiscal year, while term loans, which under certain circumstances can extend beyond one year, typically range up to five years. Municipal financing is restricted to loans with sound purposes and with established tax basis or other revenue to adequately support repayment

      The Bank’s board of directors has approved specific lending policies and procedures for Panhandle State Bank and management is responsible for implementation of the policies. The lending policies and procedures include guidelines for loan term, loan-to-value ratios, collateral appraisals and interest rates. The loan policies also vest varying levels of loan authority in management, the Bank’s loan committee and the board of directors. Management of the Bank monitors lending activities through regular loan committee meetings, monthly reporting and periodic review of loans.

Deposit Services

      Panhandle State Bank offers the full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, savings accounts, money market accounts and various types of certificates of deposit. The transaction accounts and certificates of deposit are tailored to the Bank’s primary market area at rates competitive with those offered in the area. All deposit accounts are insured by the FDIC to the maximum amount permitted by law.

Investment Services

      Panhandle State Bank provides alternative investment services through third-party vendors, including annuities, securities, mutual funds and brokerage services to its customers. The Bank offers these products in a manner consistent with the principles of prudent and safe banking and in compliance with applicable laws, rules, regulations and regulatory guidelines. The Bank earns fees for providing these services.

Other Services

      Other services provided by Panhandle State Bank include automated teller machines (“ATMs”), ATM access cards, point-of-sale (“POS”) debit cards (VISA Check CardTM), safe deposit boxes, merchant credit card services, travelers cheques, savings bonds, direct deposit, night deposit, cash management services, internet and phone banking services, and investment services. The Bank is a member of the Star and Plus cash machine networks.

      Employees. As of June 30, 2004, Intermountain and Panhandle State Bank had 221 full-time equivalent employees. None of Intermountain’s employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.

      Legal Proceedings. Periodically and in the ordinary course of business, various claims and lawsuits are brought against or by Intermountain or Panhandle State Bank, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the banking business. In the opinion of management, the ultimate liability, if any, resulting from such claims or lawsuits will not have a material adverse effect on Intermountain’s financial position or results of operations.

      Properties. Intermountain currently operates 12 branch offices, with the main office located in Sandpoint, Idaho. The following is a description of the branch offices.

				Occupancy
			Date Opened	Status
City and County	Address	Sq. Feet	or Acquired	(Own/Lease)

Panhandle State Bank Branches
IDAHO
(Kootenai County)
Coeur d’Alene	1000 Northwest Blvd.	3,228	May 2001	lease
	Coeur d’Alene, ID 83814
Rathdrum	668 Hwy 53	3,410	March 2001	own
	Rathdrum, ID 83858
Post Falls	3235 E. Mullan Avenue	3,752	March 2003	own
	Post Falls, ID 83854
(Bonner County)
Ponderay	300 Kootenai Cut-Off Road	3,400	October 1996	own
	Ponderay, ID 83852
Priest River	301 E. Albeni Road	3,500	December 1996	own
	Priest River, ID 83856
Sandpoint	231 N. Third Street	10,000	May 1981	own
	Sandpoint, ID 83864
(Boundary County)
Bonners Ferry	6750 Main Street	3,400	September 1993	own
	Bonners Ferry, ID 83805
Intermountain Community Bank Branches
(Canyon County)
Caldwell	418 South 9th Avenue	6,480	March 2002	own
	Caldwell, ID 83605
Nampa	521 12th Avenue South	5,000	July 2001	own
	Nampa, ID 83651
(Payette County)
Payette Branch	175 North 16th Street	5,000	September 1999	own
	Payette, ID 83661
(Washington County)
Weiser Branch	440 E Main Street	3,500	June 2000	own
	Weiser, ID 83672
OREGON
(Malheur County)
Ontario Branch	98 South Oregon Street	10,272	January 2003	lease
	Ontario, OR 97914

				Occupancy
			Date Opened	Status
City and County	Address	Sq. Feet	or Acquired	(Own/Lease)

ADMINISTRATIVE
Sandpoint Data Center	218 Main Street	1,900	March 1999	lease
	Sandpoint, ID 83864
Sandpoint Management Services	110 Main Street	3,280	June 2002	lease
	Sandpoint, ID 83864
Coeur d’Alene Credit Services	1000 Northwest Blvd.	1,580	October 2001	lease
	Coeur d’Alene, ID 83814
Coeur d’Alene Management Services	1038 Northwest Blvd.	2,142	March 2003	lease
	Coeur d’Alene, ID 83814
Coeur d’Alene Admin Services	610 W Hubbard St.	1,500	August 2004	lease
	Coeur d’Alene, ID 83814
Future Coeur d’Alene Branch	Neider Avenue	23,000	projected	lease land
And Management Services	Coeur d’Alene, ID 83814		April 2005	own building

Snake River

      Snake River is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Snake River was incorporated under the laws of Idaho on March 26, 2002 at the direction of the Board of Directors of Magic Valley for the purpose of adopting a bank holding company structure through which it would exchange its shares of common stock for shares of common stock of Magic Valley Bank. The exchange was approved by the shareholders of Magic Valley Bank on April 24, 2002 and became effective on July 1, 2002. Thereafter, Magic Valley Bank became a wholly owned subsidiary of Snake River. At June 30, 2004, Snake River had total consolidated assets of $78.7 million, loans of $63.3 million, and deposits of $66.6 million. At June 30, 2004, Snake River had approximately 350 shareholders of record owning 542,463 shares of its common stock.

      Magic Valley Bank. Magic Valley Bank, a wholly owned subsidiary of Snake River, was incorporated on April 26, 1996 and began operations on September 1, 1997. Magic Valley is an Idaho state-chartered commercial bank. Magic Valley Bank is regulated by the Idaho Department of Finance and by the Federal Deposit Insurance Corporation, its primary federal regulator and the insurer of its deposits. Magic Valley Bank offers full-service community banking through three banking locations serving the south-central Idaho area. Magic Valley Bank has its main office in Twin Falls, Idaho and two branches located in Gooding and Jerome, Idaho.

      Magic Valley provides a full range of banking services to individual and corporate customers. For individuals, Magic Valley provides deposit services that include checking, NOW, money market, certificates of deposit and other savings accounts. Magic Valley also provides consumer loan programs including installment loans, home equity loans, credit card plans, mortgage loans and other types of credit services. For businesses, Magic Valley offers commercial deposit accounts, term loans secured by real estate, and other assets, loans for construction and/or expansion, and short-term loans for seasonal and working capital purposes.

Products and Services

Lending Activities

      Real Estate Loans. These loans include various types of loans for which Magic Valley Bank holds real property as collateral. Interest rates on these loans typically adjust annually, or more frequently. Real estate construction loans include both commercial and residential, but are principally made to builders to construct single family residences of which many are sold to purchasers prior to construction. Real estate construction loans typically have maturities of 12 months, and charge origination fees. Terms may vary depending upon many factors, including location, type of project and financial condition of the borrower.

      Commercial Loans. These loans consist primarily of loans to businesses for various purposes, including revolving lines of credit and equipment financing. These loans are secured by collateral other than real estate, such as inventory, accounts receivable, machinery, government guarantees, or other commercial assets, and they generally mature within one year and have adjustable interest rates. Revolving lines of credit are generally for business purposes, mature annually and have adjustable interest rates. It is Magic Valley Bank’s standard practice in making commercial loans to receive real estate as collateral in addition to other appropriate collateral.

      Agricultural Loans. Magic Valley Bank originates a variety of agricultural loans. These loans relate to equipment, livestock, crops and farmland. Magic Valley Bank generally requires collateral, such as crops, livestock, equipment and/or real estate, in connection with agricultural loans.

      Consumer Loans. A variety of consumer loans are offered by Magic Valley Bank, including personal loans, motor vehicle loans, boat loans, recreational vehicle loans, home improvement loans, home equity loans, open-end credit lines, both secured and unsecured, and overdraft protection credit lines.

      Letters of Credit. Magic Valley Bank issues letters of credit in the ordinary course of its business. Magic Valley Bank applies the same credit standards to these commitments as it does to all of its lending activities and Magic Valley Bank includes these commitments in its lending risk evaluations. Magic Valley Bank generally seeks collateral, such as real estate, inventory, accounts receivable or other business assets, when issuing letters of credit.

      The Board of Directors of Magic Valley Bank has approved specific lending policies and procedures for the bank and is responsible for implementation of the policies. The lending policies and procedures include guidelines for loan term, loan-to-value ratios, collateral appraisals and interest rates. The loan policies also vest varying levels of loan authority in management, the bank’s loan committee and the Board of Directors of Magic Valley Bank. Management of Magic Valley Bank monitors lending activities through regular loan committee meetings, monthly reporting and periodic review of loans.

      Magic Valley Bank maintains a loan committee approach to lending which it believes yields positive results in both responsiveness to customer needs and asset quality. Magic Valley Bank’s loan committee meets at least weekly to review and discuss loans. In addition, the loan committee reviews past due loans, classified loans, loan concentrations and policy exceptions. Generally, loans greater than $200,000 require the approval of our loan committee.

Products Offered

      Magic Valley Bank also offers personal and commercial banking services, mortgage origination, and personal investment as well as Internet banking. Magic Valley Bank offers a range of banking products and services, including the following: checking accounts, ATM’s, checking accounts with interest, savings accounts, money market accounts, certificates of deposit, NOW accounts, Individual Retirement Accounts, brokerage and residential mortgage services, branch banking, and Visa debit cards.

Deposit Services

      Magic Valley Bank offers the full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, savings accounts, money market accounts and various types of certificates of deposit. The transaction accounts and certificates of deposit are tailored to Magic Valley Bank’s primary market area at rates competitive with those offered in the area. All deposit accounts are insured by the FDIC to the maximum amount permitted by law.

Other Services

      Other services Magic Valley Bank provides include automated teller machines (“ATMs”), ATM access cards, point-of-sale (“POS”) debit cards (VISA Check CardTM), safe deposit boxes, merchant credit card services, travelers cheques, savings bonds, direct deposit, night deposit, cash management services, internet and phone banking services.

      Competition. Snake River conducts its banking business through its subsidiary, Magic Valley Bank. Magic Valley faces a high degree of competition. In its market areas, there are numerous small banks and several larger national and regional financial banking groups. Magic Valley Bank also competes with a number of international banking groups, out-of-state banking companies, state-wide banking organizations, several local community banks, savings banks, savings and loans, and credit unions throughout its market area. Magic Valley’s principal market area is the counties of Gooding, Jerome, and Twin Falls, Idaho. This market includes the cities of Buhl, Filer, Gooding, Hagerman, Hazelton, Jerome, Kimberly, Twin Falls, and Wendell. In addition to its main office in Twin Falls, Magic Valley operates branches in Jerome and Gooding, Idaho.

      Magic Valley Bank competes for loans and deposits principally based on the availability and quality of services provided, responsiveness to customers, interest rates, loan fees and office locations. Magic Valley Bank actively solicits deposit customers and competes by offering them high quality customer service and a complete product line.

      Based on total deposit market share as of June 30, 2003, Magic Valley Bank ranks nineteenth of all financial institutions in Idaho. Primary competitors in the southern region include national or regional banks US Bank, Wells Fargo, Key Bank, Bank of America and Zions Bank, and community banks Farmers National Bank of Buhl, D. L. Evans Bank and First Federal Savings Bank of Twin Falls.

      Market Area. Magic Valley Bank’s service area consists of all of Gooding, Jerome and Twin Falls counties, Idaho. These areas are Magic Valley Bank’s “community” for purposes of the Federal Community Reinvestment Act. According to the 2000 United States Census, the service area has an aggregate population of approximately 68,497 persons, and approximately 22,843 households. As reflected in the 2000 U.S. Census, the median household income in the city of Twin Falls is $32,641 and per capita income is $16,439; in the city of Gooding, the median household income is $29,316 and per capita income is $13,752; and in the city of Jerome, the median household income is $30,074 and per capita income is $13,023. Each of the cities has enjoyed relative economic prosperity in the four years since the U.S. Census results, indicating that actual median household incomes and per capita incomes in the service area are actually slightly higher.

      The city of Twin Falls, Idaho is located midway between Boise and Pocatello, about two hours driving time from each. The Snake River Canyon borders the city to the north. Twin Falls has long been an agricultural center, and six of the area’s ten largest employers are involved in growing and processing food. Other growing industries are education, health care, transportation and retail services. The retail trade area serves more than 200,000 people in the surrounding areas. Twin Falls is home to one of the nation’s best community colleges, The College of Southern Idaho, as well as the Magic Valley Regional Medical Center, an airport, and many outdoor sports and recreational activities.

      The city of Jerome is growing at a record pace, and the demand for services has dramatically increased. The city of Jerome is an attractive location because of its quality of life, lower-than-average tax rates, quality schools, proximity to major urban settings such as Boise and Salt Lake City, Utah, and its proximity to Interstate 84. The city is well-positioned for future growth opportunities as is evidenced by a recent increase in new home construction and new business development.

      The city of Gooding is located approximately 40 minutes from Twin Falls, and the overall area is one of the region’s richest irrigated agricultural areas, producing principally potatoes, hay, grains and seed corn. Gooding County is considered a leader in dairy farming and operations, and the trout farms located along the Snake River contribute over 80% of the nation’s annual production of food trout. Gooding has convenient access to larger cities such as Boise and Twin Fall, Idaho, as it, too, is located along the Interstate 84 corridor. The city boasts an industrial park of nearly 80 acres, which is appropriate for both light and heavy industries. The Idaho School for the Deaf and the Blind is located in Gooding, Idaho, and satellite campuses for the

College of Southern Idaho, the University of Idaho, and Idaho State University are also found there. The health care industry has a formidable presence in Gooding, and the hospital is home to a number of specialists who practice in the area and offers state-of-the-art diagnostic equipment. One of only five certified diabetic education centers in Idaho is located in Gooding, and the Walker Center, a well-known substance abuse treatment center is also located there.

      Properties. The table below presents property information concerning Magic Valley Bank’s locations at June 30, 2004.

			Approximate
			Square
	Date Opened		Footage of
Address of Office	or Acquired	Type of Interest	Facility

113 Main Avenue West	2002	Leased	10,800
Twin Falls, ID 83301
(Twin Falls County)
222 Shoshone Street East(1)	1997	Leased	4,600
Twin Falls, ID 83301
(Twin Falls County)
746 Main Street	2002	Owned	3,400
Gooding, ID 83330
(Gooding County)
2680 South Lincoln	2004	Leased	535
Jerome, ID 83338
(Jerome County)
1485 Poleline Rd. E. (future site)(2)	2005	Owned	N/A
Twin Falls, ID 83338
(Twin Falls County)

(1)	This location is the former main office of Magic Valley Bank. Magic Valley Bank does not occupy any of this space and has subleased the entire space to a third party on terms identical to its lease.

(2)	Future site for Magic Valley Bank. It owns the ground and plans to construct a building on the site in the future.

      Legal Proceedings. Snake River and Magic Valley Bank are from time to time parties to various legal actions arising in the normal course of business. There are currently no legal proceedings threatened or pending against Snake River or Magic Valley Bank at this time.

      Employees. As of June 30, 2004, Magic Valley Bank had approximately 41 employees; 38 full time employees and 3 part time employees. Magic Valley Bank is not a party to any collective bargaining agreement with its employees, and considers its relationship with its employees to be good.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Intermountain

      The following tables set forth information as of August 1, 2004, regarding the shares of Intermountain common stock beneficially owned by (i) each person (other than executive officers or directors whose stock ownership is listed below), known by Intermountain to own beneficially more than 5% of Intermountain’s common stock, (ii) each director of Intermountain, (iii) the executive officers of Intermountain named in the summary compensation table, below, and (iv) all directors and executive officers of Intermountain as a group. Except as noted below, each holder has sole voting and investment power with respect to shares of Intermountain common stock listed as owned by such person or entity. Share and percentage amounts have been adjusted to reflect the 10% stock dividend paid August 10, 2003 and the 2-for-1 stock split effective December 18, 2003.

Principal Shareholders (5% Owners Exclusive of Directors and Officers)

			Percentage of
	Number of Shares of		Outstanding
Name and Address of Beneficial Owner	Common Stock Owned		Common Stock

James Fenton	353,248	(1)	10.94%
P.O. Box 505
Dover, ID 83825-0505
Farmin Family LLP	256,982		7.96%
11815 Waikiki Rd.
Spokane, WA 99218
Cede & Co.	969,765	(2)	30.04%
P.O. Box 20
New York, NY 10004

(1)	Mr. Fenton, who retired from the Board in July 2000, serves as director emeritus of the Company and the Bank. The shares beneficially held by Mr. Fenton include: 158,812 shares owned by Barret, LTD. and 189,200 shares owned by Fenton Co., Inc., of which Mr. Fenton is the owner; 1,236 shares held by the Fenton Living Trust, of which Mr. Fenton is the trustee; and 4,000 shares held jointly with his spouse.

(2)	Includes 264,542 shares registered in nominee name as follows for directors and named officers: 65,628 for Mr. Bauer, 128,720 for Mr. Diehl, 6,268 for Mr. Hecker, 4,452 for Ms. Lyons, 22,730 for Mr. Jerry Smith, 1,000 for Ms. Strickfaden, 33,518 for Mr. David Smith, and 2,226 for Mr. Romine (see additional footnotes for directors and named officers).

Directors and Named Executive Officers

			Percentage of
	Number of Shares of		Outstanding
Name and Position	Common Stock Owned(1)		Common Stock

Directors
John B. Parker, Chairman	65,059	(2)	2.02%
James T. Diehl, Vice Chairman	159,094	(3)	4.93%
Curt Hecker, Director,	148,550	(4)	4.60%
President and CEO of the Company and CEO of the Bank
C. L. Bauer, Director	120,372	(5)	3.73%
Ford Elsaesser, Director	69,768	(6)	2.16%
Maggie Y. Lyons, Director	10,216	(9)	0.32%
Terry L. Merwin, Director	76,451	(10)	2.37%
Dennis Pence, Director	11,080		0.34%
Michael J. Romine, Director	285,004	(11)	8.83%
Jerry Smith, Director,	65,603	(7)	2.03%
Executive Vice President of the Company and President of the Bank
Douglas P. Ward, Director	13,602	(2)	0.42%
Barbara Strickfaden, Director	1,000	(8)	0.03%

(1)	Includes shares subject to options that could be exercised within 60 days as follows: 10,250 shares for each of Messrs. Parker, Diehl, Elsaesser, Romine and Ward; 91,670 shares for Mr. Hecker; 42,737 shares for Mr. Smith; 2,640 shares for Mr. Pence; and 5,250 shares for Mr. Merwin.

(2)	Held jointly with spouse.

(3)	Includes 5,342 shares held jointly with spouse; 3,950 shares held in a trust for Erick Joseph Diehl of which Mr. Diehl is a co-conservator; 3,950 shares held in a trust for Jess Isaac Diehl of which Mr. Diehl is a co-conservator; and 128,720 shares held in the Diehl Family LLC of which Mr. Diehl is a managing member.

(4)	Includes 50,612 shares held jointly with spouse, and 6,268 shares held in an IRA account for the benefit of Mr. Hecker.

(5)	Includes 36,696 shares held jointly with spouse; 3,460 shares held by Mr. Bauer’s spouse; 34,614 shares held in IRA accounts for the benefit of Mr. Bauer; and 31,506 shares held in IRA accounts for the benefit of Mr. Bauer’s spouse.

(6)	Includes 1,210 shares held jointly with spouse; 1,024 shares held by Mr. Elsaesser’s minor children and daughter; 53,432 shares held in a pension fund trust for the benefit of Mr. Elsaesser; 3,140 held in a pension fund trust for Joseph Jarzabek of which Mr. Elsaesser is a trustee; and 712 shares held in a savings plan trust for Donna La Rue of which Mr. Elsaesser is a trustee.

(7)	Includes 15,104 shares held jointly with spouse, 7,626 shares held in an IRA account for the benefit of Mr. Smith, and 136 shares held by Mr. Smith’s children.

(8)	Held jointly with spouse in nominee name.

(9)	Includes 682 shares held jointly with spouse, and 4,452 shares held in nominee name.

(10)	Includes 881 shares held by spouse.

(11)	Includes 2,226 shares held by significant other in nominee name.

Executive Officers

			Percentage of
	Number of Shares of		Outstanding
Name and Position	Common Stock Owned(1)		Common Stock

John Nagel, SVP & Chief Credit Officer	11,507	(1)	0.36%
Douglas Wright, EVP & Chief Operating Officer	10,888	(2)	0.34%
David Smith, SVP & Chief Financial Officer	98,193	(3)	3.04%
Officers & Directors as a Group (15 Individuals)	1,146,387		35.51%

(1)	Includes shares subject to options exercisable within 60 days as follows: Messrs. Nagel 4,967 shares; Wright 5,104 shares; D. Smith 12,226 shares; and 215,844 shares held by officers and directors as a group.

(2)	Includes 5,784 shares held jointly with spouse.

(3)	Includes 4,638 shares held jointly with spouse, 3,712 shares held jointly with children, 2,172 shares held by daughter, 11,104 shares held in an IRA account for the benefit of Mr. Smith’s wife, and 22,414 shares held in an IRA account for the benefit of Mr. Smith.

Snake River

      The following tables set forth information as of August 1, 2004, regarding the shares of Snake River common stock beneficially owned by (i) each person (other than executive officers or directors whose stock ownership is listed below), known by Snake River to own beneficially more than 5% of Snake River’s common stock, (ii) each director of Snake River (including Snake River’s three executive officers), and (iii) all directors and executive officers of Snake River. Except as noted below, each holder has sole voting and investment power with respect to shares of Snake River common stock listed as owned by such person or entity.

Principal Shareholders (5% Owners Exclusive of Directors and Officers)

		Percentage of
	Number of Shares of	Outstanding
Name and Address of Beneficial Owner	Common Stock Owned	Common Stock

Patrick W. Hopper	48,965 (1)	9.03%
78-7070 Alii Drive, #A201
Kailua Kona, HI 96740
Lawrence M. Woods	33,240	6.13%
524 Sunset Drive
Worland, WY 82401

(1)	Includes 48,965 shared held in a trust, for the benefit of Mr. Hopper, and of which Mr. Hopper is the Trustee.

Directors and Named Executive Officers

			Percentage of
	Number of Shares of		Outstanding
Name and Position	Common Stock Owned(1)		Common Stock(2)

Ernest Bengoechea, Director of Snake River Bancorp	4,096	(3)	.74%
and Magic Valley Bank, SVP and Chief Credit Officer of Magic Valley Bank
Phillip D. Bratton, Director of Snake River Bancorp	29,490	(4)	5.33%
and Magic Valley Bank, President and Chief Executive Officer of Magic Valley Bank
Randall Brewer, Director of Snake River Bancorp	5,700	(5)	1.03%
and Magic Valley Bank
Gary Garnand, Director of Snake River Bancorp	11,750	(6)	2.12%
and Magic Valley Bank
Jon Gooding, Director of Snake River Bancorp	13,500	(7)	2.44%
and Magic Valley Bank
Jerry Gunter, Director of Snake River Bancorp	10,460		1.89%
and Magic Valley Bank
Ron Jones, Director of Snake River Bancorp	10,000	(8)	1.81%
and Magic Valley Bank
Ken Moore, Director of Snake River Bancorp	8,500	(9)	1.53%
and Magic Valley Bank
William Oakley, Director of Snake River Bancorp	4,000	(10)	.72%
and Magic Valley Bank
Jim Patrick, Director of Snake River Bancorp	20,000	(11)	3.61%
and Magic Valley Bank
Pamela Rasmussen, Director of Snake River Bancorp	2,434	(12)	.44%
and Magic Valley Bank, SVP and Chief Financial Officer of Magic Valley Bank
Chris Talkington, Director of Snake River Bancorp	10,000	(13)	1.81%
and Magic Valley Bank
Officers & Directors as a Group (12 Individuals)	129,930		23.46%

(1)	Includes shares subject to options which are vested and options that will vest within 60 days of the record date as follows: Mr. Bengoechea, 3,061; Mr. Bratton, 6,000; and Ms. Rasmussen, 2,234.

(2)	Assumes that all outstanding and vested (or to be vested within 60 days of the record date) options have been or will be exercised so that the total number of outstanding shares is 553,758.

(3)	Includes 1,035 shares owned jointly with spouse.

(4)	Includes 8,205 shares owned jointly with spouse, 8,375 shares held in an IRA account for the benefit of Mr. Bratton, 645 shares held in a Rollover Roth IRA account for the benefit of Mr. Bratton’s wife, and 3,650 shares held in a Rollover Roth IRA account for the benefit of Mr. Bratton. Does not include 385 shares owned jointly by Mr. Bratton’s daughter and son-in-law, or 2,500 shares owned by Mr. Bratton’s father, and Mr. Bratton specifically disclaims beneficial ownership of all of such shares.

(5)	Includes 3,500 shares owned jointly with spouse and 100 shares owned jointly with Mr. Brewer’s minor grandson.

(6)	Includes 1,500 shares owned by Garnand Marketing, LLC 401K Profit Sharing Plan, 6,750 shares owned jointly with spouse, and 1,000 shares held in an IRA account for the benefit of Mr. Garnand. Does not include 2,000 shares owned by Mr. Garnand’s mother, and Mr. Garnand specifically disclaims beneficial ownership of such shares.

(7)	Includes 3,000 shares held in an IRA account for the benefit of Mr. Gooding, 5,600 shares owned as community property with spouse, and 4,900 shares owned jointly with spouse.

(8)	Includes 1,850 shares held in an IRA account for the benefit of Mr. Jones’ wife, 3,650 shares held in an IRA account for the benefit of Mr. Jones, and 2,000 shares owned jointly with spouse. Does not include 1,000 shares owned jointly by Mr. Jones’ parents, 1,514 shares owned by Mr. Jones’ brother, 500 shares owned by Mr. Jones’ mother-in-law or 900 shares owned by Mr. Jones’ wife’s uncle, and Mr. Jones specifically disclaims beneficial ownership of all of such shares.

(9)	Includes 1,000 shares owned by Mr. Moore’s wife, 2,500 shares held in an IRA account for the benefit of Mr. Moore’s wife, and 2,000 shares held in and IRA account for the benefit of Mr. Moore.

(10)	Includes 4,000 shares owned jointly with spouse. Does not include 1,000 shares owned by Alchemy, Inc., an investment group in which Mr. Oakley has a minority interest, and Mr. Oakley specifically disclaims beneficial ownership of such shares.

(11)	Includes 3,100 shares owned as community property with spouse, 13,035 shares owned jointly with spouse, 1,365 shares held in an IRA account for the benefit of Mr. Patrick, and 2,500 shares held in a SEPTRA account for the benefit of Mr. Patrick. Does not include 3,000 shares held in an IRA account for the benefit of Mr. Patrick’s brother, 757 shares owned by Mr. Patrick’s nephew, 951 shares owned by Mr. Patrick’s niece, 100 shares owned by Mr. Patrick’s son, 100 shares owned by Mr. Patrick’s other son, 1,000 shares owned by Mr. Patrick’s mother, or 500 shares owned by Mr. Patrick’s mother-in-law, and Mr. Patrick specifically disclaims beneficial ownership of all of such shares.

(12)	Includes 200 shares owned jointly with spouse.

(13)	Includes 7,500 shares owned jointly with spouse.

INFORMATION ABOUT INTERMOUNTAIN MANAGEMENT

Information about Current Intermountain Directors

      The following table sets forth summary information about the directors of Intermountain. Directors serve on the Board of Directors of both Intermountain and Panhandle State Bank. Directors of Intermountain serve staggered terms consisting of three groups of directors, and at each annual meeting, members of one of the groups, on a rotating basis, are elected for a three-year term. Intermountain’s Articles of Incorporation and Bylaws permit no more than fifteen directors. The following table sets forth certain information with respect to the directors, some of whom are also executive officers of Intermountain:

Name	Age	Primary Occupation

Term Expiring 2005
Charles L. Bauer	70	Retired, Former President Panhandle State Bank
Maggie Y. Lyons	46	Interim Chief Financial Officer of Metropolitan Mortgage and Securities, Interim President and Principal Financial Officer of Summit Securities, Inc., CPA/MCSE
Barbara Strickfaden	65	Retired, Former President and CEO Idaho Bankers Association
Douglas P. Ward	58	Owner, Sundance Realty

Term Expiring 2006
Ford Elsaesser	52	Attorney
Curt Hecker	43	President & CEO of Intermountain; CEO of Panhandle State Bank
Michael J. Romine	63	Vice President & CFO Inland Northwest Distributing, Inc.
Jerry Smith	47	President, Panhandle State Bank, Executive Vice President of Intermountain

Term Expiring 2007
James T. Diehl	50	Attorney
Terry L. Merwin	64	Owner, Merwin’s Hardware
John B. Parker	71	Retired Auto Dealer
Dennis Pence	54	Chairman, Coldwater Creek Inc.

      The business experience of each of the directors for the past five years is described below. Directors of Intermountain also serve as directors of Panhandle State Bank. All directors with the exception of Maggie Lyons, Barbara Strickfaden, Jerry Smith and Dennis Pence have been directors of Intermountain since the company’s inception in 1997.

      C.L. Bauer has been a director of Intermountain since 1997 and of Panhandle State Bank since 1985. Mr. Bauer served as President of Panhandle State Bank from 1985 to his retirement in 1996.

      James T. Diehl has served as Vice Chairman of the Board of Intermountain since its formation in 1997. Mr. Diehl has been a director of Panhandle State Bank since 1990 and has served as Vice Chairman of the Board of Panhandle State Bank since 2001. He is an attorney and has been the sole proprietor of the law firm of J. T. Diehl since 1987.

      Ford Elsaesser has been a director of Intermountain since 1997 and of Panhandle State Bank since 1992. Mr. Elsaesser is an attorney and has been with the law firm of Elsaesser, Jarzabek, Anderson, Marks, Elliott and McHugh since 1980. Prior to 1980, Mr. Elsaesser was with the law firm of Cooke & Lamanna from 1977 to 1980.

      Curt Hecker has been a director and Intermountain’s President and Chief Executive Officer since its inception. Mr. Hecker was hired in 1995 as an Executive Vice President of Panhandle State Bank. He has served as Chief Executive Officer and director of Panhandle State Bank since 1996. From 1996 until 2001, Mr. Hecker also served as Panhandle State Bank’s President. In addition, Mr. Hecker serves as a member of the board of directors for Coldwater Creek.

      Maggie Y. Lyons has been a director of Intermountain and Panhandle State Bank since 2001. Ms. Lyons is currently the interim Chief Financial Officer for Metropolitan Mortgage and Securities, and Interim President and Principal Financial Officer of Summit Securities, Inc. appointed in July 2004. Prior to this position, she was a self-employed certified public accountant and is a Microsoft certified systems engineer.

      Terry L. Merwin has been a director of Intermountain since 1997 and Panhandle State Bank since 1980 and serves as the Secretary of Intermountain and Panhandle State Bank. Mr. Merwin is the owner of Merwin’s Hardware, and is currently semi-retired as acting manager.

      John B. Parker served as Chairman of the Board of Intermountain since its formation in 1997, and has been a director of the Board of Panhandle State Bank since 1980 and Chairman of the Board of Panhandle State Bank since 1995. He retired in June 1999 from Taylor-Parker Motor Company, as general manager. Mr. Parker had been an auto dealer in Sandpoint, Idaho since 1957.

      Dennis Pence has been a director of Intermountain and Panhandle State Bank since 2002. Mr. Pence is the Chief Executive Officer and Chairman of the Board of Coldwater Creek Inc.

      Michael J. Romine has been a director of Intermountain since 1997 and Panhandle State Bank since 1980. Mr. Romine has been the Vice President and Chief Financial Officer of Inland Northwest Distributing, Inc., since 1992.

      Jerry Smith has been a director of Intermountain and Panhandle State Bank since 2000. Mr. Smith joined Panhandle State Bank in 1999 as President of Intermountain Community Bank. Since 2001, Mr. Smith has served as President of Panhandle State Bank and Executive Vice President of Intermountain. Mr. Smith has 25 years of banking experience, beginning with Idaho First National Bank in 1979.

      Barbara Strickfaden joined the boards of Intermountain and Panhandle State Bank in February 2004. Mrs. Strickfaden retired in January 2004 after serving as President and CEO of the Idaho Bankers Association since 1992. In 1998/1999 she chaired the State Associations Division of the American Bankers Association and served on the Board of Directors of the American Bankers Association.

      Douglas P. Ward has been a director of Intermountain since 1997 and Panhandle State Bank since 1980. Mr. Ward is the owner of Sundance Realty.

Information about New Intermountain Directors

      Upon completion of the merger, the following individuals will become directors of Intermountain and Panhandle State Bank:

      Jim Patrick, age 59, is a founding director of Magic Valley Bank and has served on the Snake River board since the company’s formation in 2002. For approximately forty years, Mr. Patrick has been the owner/operator of a farm in South Central Idaho.

      Ron Jones, age 49, served as Chairman of the Board of Magic Valley Bank from its opening in 1997 until 2004. He has served as Secretary of Snake River from 2002 until the present. Mr. Jones has farmed south of Twin Falls since 1978. He has been Chief Financial Officer of Ecolotree Inc., of North Liberty, Iowa since 2002. Ecolotree is a phytoremediation engineering company. Its goal is to use plants to remediate environmental contamination. The company mostly plants poplar and willow trees to remediate soil contamination, but the company also caps landfills. It is a privately held company.

Information about Intermountain Executive Officers

      The following table sets forth information with respect to the named executive officers in the summary compensation table who are not directors of Intermountain, including their employment history for the past five years.

			Date
		Position with the Company and/or the Bank and	Appointed to
Name	Age	Five Year Employment History	Office

John Nagel	53	Senior Vice President, Credit Administration; formerly Team Leader/Chief Credit Officer of Northern Idaho Commercial Group of Washington Trust Bank	May 2001
David Smith	54	Senior Vice President & Chief Financial Officer	April 1981
Doug Wright	40	Executive Vice President & Chief Operating Officer; formerly Senior Vice President Sterling Savings Bank	May 2002

Executive Compensation

      Executive Summary Compensation Table. The following information is provided regarding the compensation paid by Intermountain, or in certain cases, Panhandle State Bank, to the directors and to the Chief Executive Officer of Intermountain and the four most highly compensated executive officers of Intermountain or Panhandle State Bank, as the case may be, whose compensation exceeded $100,000 in fiscal year 2003.

Summary Compensation Table

					Long Term Compensation

	Annual Compensation				Awards		Payouts

				Other	Restricted	Securities
				Annual	Stock	Underlying	LTIP	All Other
				Compensation	Awards	Options/	Payouts	Compensation
Name and Principal Position	Year	Salary	Bonus($)(1)	($)(2)	($)	SARs(#)(3)	($)(4)	($)(5)(6)

Curt Hecker
President and CEO of the Company and CEO of the Bank	2003	$180,000	$168,586	$0	0	3,960	$45,602	$46,000
Jerry Smith
President of the Bank, EVP of the Company	2003	147,500	143,000	0	0	3,246	26,840	46,000
Douglas Wright
EVP and Chief Operating Officer of the Company and the Bank	2003	140,000	124,000	0	0	13,420	0	2,896
John Nagel, Sr.
VP and Chief Credit Officer of the Bank	2003	108,150	53,260	0	0	9,108	4,085	3,349
David Smith, Sr.
VP and Chief Financial Officer the Bank, EVP and Chief Financial Officer of the Company	2003	92,000	24,105	0	0	2,024	26,478	6,659

(1)	Includes bonuses accrued for the fiscal year 2003, but paid in 2004 as follows: Messrs. Hecker $144,000, J. Smith $118,000, Wright $112,000, Nagel $43,260 and D. Smith $24,105. Also includes a bonus paid under the stock purchase bonus program to purchase shares of Company stock as follows: Messrs. J. Smith $25,000, Wright $12,000 and Nagel $10,000, and payments made to Mr. Hecker in the amount of $24,586 under his Tax Payment Bonus Plan.

(2)	Does not include amounts attributable to miscellaneous benefits received by executive officers, including the use of company-owned automobiles and the payment of certain club dues. In the opinion of management, the costs to Panhandle State Bank of providing such benefits to any individual executive officer during the year ended December 31, 2003 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the individual.

(3)	Represents shares subject to options granted during fiscal year 2003 under Intermountain’s stock option plan. Shares have been adjusted to reflect a 10% stock dividend paid August 10, 2003, and a 2-for-1 stock split effective December 18, 2003.

(4)	Includes payouts made in 2003 under Panhandle State Bank’s 2000-2002 Long Term Incentive Plan that expired December 31, 2002.

(5)	Includes contributions paid by Intermountain or Panhandle State Bank during 2003 for the benefit of Messrs. Hecker, J. Smith, Wright, Nagel, and D. Smith in the amounts of $6,000, $6,000, $2,896, $3,349 and $6,659, respectively, pursuant to Intermountain’s 401(k) Savings Plan and Trust.

(6)	Includes amounts contributed to the SERP by Intermountain during 2003 on behalf of Messrs. Hecker and J. Smith in the amounts of $40,000 and $40,000, respectively.

      Director Compensation. Intermountain has established a program for director compensation in which each director of Intermountain receives a retention fee of $5,760 per year. In addition to the retention fee, the chairman receives $1,924 per meeting attended, committee chairs receive $1,524 per meeting attended, and all other directors receive $924 per meeting attended. At the time of the adoption of the 1999 Director Stock Option Plan, each independent director received a one-time grant of options to purchase 3,500 shares, and each newly-appointed independent director receives a similar one-time grant (also for 3,500 shares) at the time that they become a director. All such grants are made under the 1999 Director Stock Option Plan, vest over a five-year period, and are exercisable at a price equal to the fair market value of the shares on the date of grant. Effective May 1, 2004 and on each subsequent anniversary of that date, each independent member of the Board of Directors will receive an option, under the 1999 Director Stock Option Plan, to purchase 500 shares, such option to vest over five years and exercisable at a price equal to the fair market value of the shares on the date of grant. Aggregate directors’ fees of approximately $140,000, $124,000, and $119,000 were paid during the years ended December 31, 2003, 2002 and 2001 respectively.

      Executive Severance and Compensation Agreements. Below are summaries of certain agreements between Intermountain and/or Panhandle State Bank and the executive officers listed in the compensation table. These summaries are qualified in their entirety by the individual agreements.

Curt Hecker Compensation Agreements

      Employment Agreement. Effective December 17, 2003, Intermountain and Panhandle State Bank entered into an Amended and Restated Executive Employment Agreement with Curt Hecker; this agreement was amended as of March 24, 2004. This agreement supercedes and replaces an Executive Employment Agreement dated as of January 1, 2002, and an Executive Severance Agreement dated as of September 15, 1999, as amended. The current agreement provides for an initial annual salary of $180,000, with subsequent increases subject to the Boards’ annual review of Mr. Hecker’s compensation and performance. Mr. Hecker is eligible to participate in all of Intermountain’s incentive and stock plans that are available to executive officers, each of which is summarized below under “Executive Bonus Plans” and “Employee and Director Stock Option Plans.”

      The agreement provides that in the event of involuntary termination of Mr. Hecker’s employment (other than for cause, disability or retirement, as defined) or voluntary termination for good reason (as defined) within (i) 24 months following a change in control (as defined), or (ii) within 12 months before a definitive agreement providing for a change in control is entered into, Mr. Hecker will receive a severance payment equal to two (2) times the average of the total base compensation and short term bonus payments received by Mr. Hecker for each of the two most recent calendar years. This severance payment will be payable on the later of the termination date of Mr. Hecker’s employment or the effective date of the change in control. Assuming that severance within the scope of the agreement occurred effective June 30, 2004, the amount that would be paid to Mr. Hecker would be $619,200. The agreement further provides that if Mr. Hecker’s employment is terminated for any reason, and provided that Mr. Hecker will not otherwise be receiving the severance payment described above, Mr. Hecker will receive an amount equal to a termination payment equal to two times his base salary ($360,000 as of June 30, 2004); however, if a change in control agreement is entered into within 12 months after Mr. Hecker’s involuntary termination, he will receive a “gross up” payment upon the effective date of the change in control equal to the difference between the severance payment amount and the termination payment that has already been received. Furthermore, if Mr. Hecker is subject to any excise tax as a result of an acceleration of his benefits under this agreement or any other agreement or plan with Intermountain or Panhandle State Bank in the event of a change in control of Intermountain or Panhandle State Bank, Mr. Hecker will receive a cash payment equal to the amount of the excise tax.

      The agreement also restricts Mr. Hecker from soliciting employees or customers and competing with Intermountain or Panhandle State Bank during the term of the agreement and for a two-year period following termination of his employment. Mr. Hecker’s non-solicitation and non-competition obligations will terminate immediately upon a change in control.

      Tax Payment Bonus Plan. Effective December 1, 2000, Intermountain and Mr. Hecker entered into a Tax Payment Bonus Plan. Pursuant to this plan, Intermountain is paying Mr. Hecker a bonus to reimburse him for taxes that he paid in 1999 as a result of exercising Company stock options. The total payment amount of $123,000 is being paid in five annual installments of 20% per year, commencing on December 20, 2000. If Mr. Hecker’s employment is terminated prior to the fifth anniversary, he will forfeit any remaining payments; however, Mr. Hecker or his estate will be entitled to receive the remaining payment amount immediately upon his death, permanent disability or a change in control of Intermountain or Panhandle State Bank.

      Salary Continuation Agreement and Split Dollar Agreement. Effective January 1, 2002, Panhandle State Bank and Mr. Hecker entered into a Salary Continuation Agreement and Split Dollar Agreement. The purpose of these agreements is to provide Mr. Hecker with additional retirement benefits. The agreements are unsecured and unfunded and there are no plan assets. The Bank has purchased a single premium bank owned life insurance policy (“BOLI policy”) on the life of Mr. Hecker and intends to use income from the BOLI policy to offset benefit expenses.

      So long as Mr. Hecker remains employed by Panhandle State Bank until January 1, 2012, the salary continuation agreement provides for an annual payment of $148,000 during each of the 10 years following Mr. Hecker’s retirement. If Mr. Hecker is terminated prior to the age of 60 (other than for death, disability, for cause or in connection with a change in control, as each term is defined in the salary continuation agreement), and provided he has remained employed by Panhandle State Bank until January 1, 2012, Mr. Hecker will receive an annual payment ranging from $85,000 to $148,000, depending on the date of his termination, during each of the 10 years following termination. If Mr. Hecker’s employment is terminated because of disability before the age of 60, he will receive an annual payment ranging from $8,000 to $148,000, depending on the date of disability, during each of the 10 years following termination. Finally, if Mr. Hecker’s employment is terminated in connection with a change of control of Panhandle State Bank (so long as he is not terminated for cause, as defined), Mr. Hecker will be entitled to a lump sum payment of $328,000 to $1,110,000, depending upon the date of the change in control. Furthermore, if Mr. Hecker is subject to any excise tax as a result of an acceleration of his benefits under this agreement in the event of a change in control of Panhandle State Bank, Mr. Hecker will receive a cash payment equal to the amount of the excise tax.

      Under the salary continuation agreement and the split dollar agreement, Mr. Hecker’s estate will receive a one-time payment of $1,110,000 if Mr. Hecker dies before the age of 60, provided that Panhandle State Bank employed him at the time of death. The Bank will be the beneficiary of any death proceeds remaining after Mr. Hecker’s interest has been paid to his estate. The amount of the BOLI policy originally assigned to Mr. Hecker totaled $518,750.

Jerry Smith Compensation Agreements

      Employment Agreement. Effective December 17, 2003, Intermountain and Panhandle State Bank entered into an Amended and Restated Executive Employment Agreement with Jerry Smith; this agreement was amended as of March 24, 2004. This agreement supercedes and replaces an Executive Employment Agreement dated as of January 1, 2002, and an Executive Severance Agreement dated as of September 15, 1999, as amended. The current agreement provides for an initial annual salary of $147,500, with subsequent increases subject to the Boards’ annual review of Mr. Smith’s compensation and performance. Mr. Smith is eligible to participate in all of Intermountain’s incentive and stock plans that are available to executive officers, each of which is summarized below under “Executive Bonus Plans” and “Director and Employee Stock Option Plans.”

      The agreement provides that in the event of involuntary termination of Mr. Smith’s employment (other than for cause, disability or retirement, as defined) or voluntary termination for good reason (as defined) within (i) 24 months following a change in control (as defined), or (ii) within 12 months before a definitive agreement providing for a change in control is entered into, Mr. Smith will receive a severance payment equal to two (2) times the average of the total base compensation and short term bonus payments received by Mr. Smith for each of the two most recent calendar years. This severance payment will be payable on the later of the termination date of Mr. Smith’s employment or the effective date of the change in control. Assuming that severance within the scope of the agreement occurred June 30, 2004, the amount that would be payable to Mr. Smith would be $507,400. The agreement further provides that if Mr. Smith’s employment is terminated for any reason, and provided that Mr. Smith will not otherwise be receiving the severance payment described above, Mr. Smith will receive an amount equal to a termination payment equal to two times his base salary ($295,000 as of June 30, 2004); however, if a change in control agreement is entered into within 12 months after Mr. Smith’s involuntary termination, he will receive a “gross up” payment upon the effective date of the change in control equal to the difference between the severance payment amount and the termination payment that has already been received. Furthermore, if Mr. Smith is subject to any excise tax as a result of an acceleration of his benefits under this agreement or any other agreement or plan with Intermountain or Panhandle State Bank in the event of a change in control of Intermountain or Panhandle State Bank, Mr. Smith will receive a cash payment equal to the amount of the excise tax.

      The agreement also restricts Mr. Smith from soliciting employees or customers and competing with Intermountain or Panhandle State Bank during the term of the agreement and for a two-year period following termination of his employment. Mr. Smith’s non-solicitation and non-competition obligations will terminate immediately upon a change in control.

      Salary Continuation Agreement and Split Dollar Agreement. Effective January 1, 2002, Panhandle State Bank and Mr. Smith entered into a Salary Continuation Agreement and Split Dollar Agreement. The purpose of these agreements is to provide Mr. Smith with additional retirement benefits. The agreements are unsecured and unfunded and there are no plan assets. The Bank has purchased a single premium bank owned life insurance policy (“BOLI policy”) on the life of Mr. Smith and intends to use income from the BOLI policy to offset benefit expenses.

      So long as Mr. Smith remains employed by Panhandle State Bank until January 1, 2012, the salary continuation agreement provides for an annual payment of $111,000 during each of the 10 years following Mr. Smith’s retirement. If Mr. Smith is terminated prior to the age of 60 (other than for death, disability, for cause or in connection with a change in control, as each term is defined in the salary continuation agreement), and provided he has remained employed by Panhandle State Bank until January 1, 2012, Mr. Smith will receive an annual payment ranging from $81,000 to $111,000, depending on the date of his termination, during each of the 10 years following termination. If Mr. Smith’s employment is terminated because of disability before the age of 60, he will receive an annual payment ranging from $7,000 to $111,000, depending on the date of disability, during each of the 10 years following termination. Finally, if Mr. Smith’s employment is terminated in connection with a change of control of Panhandle State Bank (so long as he is not terminated for cause, as defined), Mr. Smith will be entitled to a lump sum payment of $323,000 to $834,000, depending upon the date of the change in control. Furthermore, if Mr. Smith is subject to any excise tax as a result of an acceleration of his benefits under this agreement in the event of a change in control of Panhandle State Bank, Mr. Smith will receive a cash payment equal to the amount of the excise tax.

      Under the salary continuation agreement and the split dollar agreement, Mr. Smith’s estate will receive a one-time payment of $834,000 if Mr. Smith dies before the age of 60, provided that Panhandle State Bank employed him at the time of death. The Bank will be the beneficiary of any death proceeds remaining after Mr. Smith’s interest has been paid to his estate. The amount of the BOLI policy originally assigned to Mr. Smith totaled $518,750.

Douglas Wright Executive Severance Agreement

      Effective December 17, 2003, Intermountain and Panhandle State Bank entered into an Executive Severance Agreement with Douglas Wright. This agreement supercedes and replaces a severance agreement dated May 31, 2002, and provides that Mr. Wright may receive a severance payment if a definitive agreement providing for a change of control (as defined) is entered into during his employment or within 12 months after he terminates his employment for good reason (as defined) or is involuntarily terminated other than for cause, disability, death or retirement (as each term is defined). The amount of the severance payment would equal two (2) times the average of the total base compensation and short term bonus payments received by Mr. Wright for each of the two most recent calendar years. Assuming that severance within the scope of the agreement occurred effective June 30, 2004, the amount that would be payable to Mr. Wright would be $386,816. So long as Mr. Wright remains employed, he will not automatically receive the severance payment upon a change in control; rather, he will receive the payment if he terminates his employment for good reason or is involuntarily terminated other than for cause, disability, death or retirement during the 24 month post-change in control “salary protection period.” The amount of any payment to Mr. Wright will be reduced so that it does not constitute a “parachute payment” under Section 280G of the Internal Revenue Code.

John Nagel Executive Severance Agreement

      Effective December 17, 2003, Intermountain and Panhandle State Bank entered into an Executive Severance Agreement with John Nagel; this agreement was amended as of March 24, 2004. This agreement supercedes and replaces a severance agreement dated May 23, 2001, and provides that Mr. Nagel may receive a severance payment if a definitive agreement providing for a change of control (as defined) is entered into during his employment or within 12 months after he terminates his employment for good reason (as defined) or is involuntarily terminated other than for cause, disability, death or retirement (as each term is defined). The amount of the severance payment would equal two (2) times the average of the total base compensation and short term bonus payments received by Mr. Nagel for each of the two most recent calendar years. Assuming that severance within the scope of the agreement occurred effective June 30, 2004, the amount that would be payable to Mr. Nagel would be $288,168. So long as Mr. Nagel remains employed, he will not automatically receive the severance payment upon a change in control; rather, he will receive the payment if he terminates his employment for good reason or is involuntarily terminated other than for cause, disability, death or retirement during the 24 month post-change in control “salary protection period.” The amount of any payment to Mr. Nagel will be reduced so that it does not constitute a “parachute payment” under Section 280G of the Internal Revenue Code.

David Smith Retirement Agreement

      Effective March 31, 2004, Panhandle State Bank entered into an Executive Retirement Payment Agreement with David Smith. This agreement was ratified by Intermountain, and replaces an executive severance agreement, dated September 15, 1999. This agreement sets the date of Mr. Smith’s retirement at the later of May 1, 2005, or the date Mr. Smith ceases employment with Panhandle State Bank or its affiliates, and provides that Mr. Smith will be entitled to receive a retirement payment of $200,000, paid out in twenty-four equal monthly installments, without interest, to begin at the discretion of Panhandle’s Chief Executive Officer, but in any event no later than May 1, 2006. Mr. Smith will also be entitled to up to $8,000 for reimbursement of medical and dental benefits. If terminated for cause, Mr. Smith will not receive any part of the retirement payment. If Mr. Smith becomes disabled or dies before retirement, Panhandle State Bank will pay the full retirement amount to his estate within 60 days after such event. This agreement, and the rights and obligations under it, may not be assigned by Mr. Smith, but may be assigned by Panhandle State Bank to any other entity with or into which Panhandle State Bank may transfer all or substantially all of its assets to or merge.

Executive Bonus Programs

      General. Intermountain and Panhandle State Bank have implemented three executive bonus programs, the material terms of which are summarized below. The objectives of two of the bonus programs (the Long-Term Incentive Plan and the Short-Term Executive Incentive Plan) are to provide the executive officers of Intermountain and Panhandle State Bank with specific performance objectives and goals, and to incent such executive officers to reach such objectives and goals.

      The board of directors endeavors to attract and retain above average executive management. The board expects Intermountain to perform at higher levels of asset growth, profitability and quality than its peer group, and therefore establishes base and incentive compensation at levels higher than the average of its peer group.

      Executive compensation, including incentive and bonus compensation, is overseen by the compensation committee of Intermountain’s board of directors. Annually, the compensation committee reviews at least two executive compensation survey studies and evaluates executive performance objectively through data generated by Intermountain regarding financial and management performance measured against short and long term goals established by the board of directors at its annual strategic planning meeting. Survey data is utilized to assess peer group banks’ base compensation and incentive compensation. Base compensation is reviewed and approved by the compensation committee and presented to the board for approval.

      The Short-Term Executive Incentive Plan, as described below (see “Short Term Executive Incentive Plan”) is designed to be a management tool that provides incentive to achieve annual (as opposed to long-term) Bank performance goals. Although this plan is similar to the Long-Term Incentive Plan in that it is based on Panhandle State Bank performance (in this case annual net income after tax and annual asset growth), it is somewhat more tailored to individual performance goals and objectives, and is tied to current year performance. As described below, performance criteria are set forth in a matrix that is specific to each participant, depending on his or her particular responsibilities. Incentive awards (if any) are based on whether the specific performance criteria are met or exceeded for the relevant year. Performance objectives are developed by Panhandle State Bank’s management and approved by the compensation committee. .

      Intermountain believes that it is also in the company’s best interests to reward its executive officers for company performance over a relatively extended period, in order to avoid undue emphasis on short-term performance and encourage decision-making that will benefit Intermountain in the longer term. The performance objectives of the Long-Term Incentive Plan, as a result, are based on a three-year running average of Intermountain’s return on equity and net asset growth, both of which are commonly used benchmarks for evaluating the performance of a financial institution. Incentives under the Long-Term Incentive Plan are paid in the form of stock grants. The Long-Term Incentive Plan also serves as a retention device, as an executive officer must continue employment, as described below, to a specified date in order to receive any bonus payment.

      The third bonus program described below, the Stock Purchase Bonus Program, is not based on the achievement of specific performance objectives, but rather professional performance generally. The Boards of Directors of Intermountain and/or Panhandle State Bank, as appropriate, approve awards under this program on a case-by-case basis. As described below, the Stock Purchase Bonus Plan has the additional purpose of encouraging the officers of Intermountain and/or Panhandle State Bank to own Intermountain stock.

      In addition to the three bonus programs described below, executive officers are eligible to participate in Intermountain’s stock option plan (see “Employee Stock Option Plan” below). Executive stock options are reviewed by the compensation committee annually and recommendations made to the board annually. Options are granted as long term incentives and vest over five years.

      Long-Term Incentive Plan. The Bank operates a Long-Term Incentive Plan for executive officers. Prior to the adoption of the Long Term Incentive Plan described below, Panhandle State Bank operated a similar plan that provided for the award of cash payouts upon achieving set goals and objectives. This plan expired in December 31, 2002, and was replaced with the current Long Term Incentive Plan.

      The purpose of the plan is to provide motivation and direction to key executives and assist Panhandle State Bank in achieving its long-term strategic goals. The key executives who are eligible to participate in the plan include all of the executive officers identified in the compensation table except David Smith, Senior Vice President and Chief Financial Officer. Any payments under the plan will be made in grants of Intermountain stock, and the payment amounts will be based on a three-year (from 2003 through 2005) running average of Panhandle State Bank’s return on equity and net asset growth. Grants of stock under the plan will be made pro rata in 2006 and 2007. In order to be eligible to receive any stock grants under the plan, the key executives must be continuously employed by Panhandle State Bank from 2003 through 2005. In addition, they must remain employed until December 1, 2006, in order to receive the first half of the stock grant and until December 1, 2007, in order to receive the second half of the grant. In the event of an executive’s disability or death or a change in control (as defined) of Panhandle State Bank, the stock grant benefits will vest, on a pro rata basis, through the most recent quarter end. If employment is otherwise voluntarily or involuntarily terminated prior to an executive’s receipt of stock benefits, such executive’s rights to any awards under the plan will automatically be forfeited.

      Short-Term Executive Incentive Plan. The Bank operates an Executive Incentive Plan for executive officers. The purpose of the plan is to be a management tool to help improve performance by providing variable reward opportunities in return for the achievement of annual Bank performance goals. The key executives who are eligible to participate in the plan include all of the executive officers identified in the compensation table. Under the plan, prior to the beginning of each year Panhandle State Bank’s management selects appropriate performance criteria and develops annual performance goals for Panhandle State Bank for approval by the Human Resource Committee of the Board of Directors. Performance criteria are based on Panhandle State Bank’s net income after tax and average asset growth. Performance goals (minimum threshold, targeted level, exceptional level, etc.) are applied to the performance criteria through a matrix for each participant. Earned incentive awards, if any, are calculated as a percentage of the participant’s base compensation. Any earned incentive awards are paid within 45 days of the end of the plan year. In order to be eligible to receive any incentive awards under the plan in a particular year, the executive must be employed by Panhandle State Bank on the last day of such year. In the event of an executive’s retirement, disability or death, the executive (or his estate) will receive earned incentive awards on a pro-rata basis for time actually worked, based on the appropriate performance results. In the event of a sale of more than 50% of the Company’s stock, participants will be paid in one lump sum on a pro-rata basis for performance level goals reached for the most recently ended quarter. If employment is voluntarily (except for retirement) or involuntarily terminated during a plan year, the executive’s rights to any incentive award for that plan year will be forfeited.

      Stock Purchase Bonus Program. Intermountain has adopted a stock purchase bonus program for executive officers and other officers of Intermountain and Panhandle State Bank. The program is implemented through the execution of individual stock purchase bonus agreements, entered into by Intermountain and the officer. The agreements, although substantially similar, have not historically been standardized. On March 24, 2004, the Boards of Directors of Intermountain and Panhandle State Bank approved a standard form of stock purchase bonus agreement to be entered into in the future with certain officers of Intermountain and/or Panhandle State Bank. The officers who are eligible to participate in the program include all of the executive officers identified in the compensation table and other selected officers. The purpose of the program is to encourage and incent officers of Intermountain and/or Panhandle State Bank to own Company stock, thereby further aligning the interests of management with those of Intermountain’s shareholders. Under the agreement, these officers may purchase on the open market Intermountain stock with an aggregate purchase price of up to a specific dollar amount (the “Award”). If the officer makes such a purchase, Panhandle State Bank will pay the officer a bonus equal to the lesser of (i) the actual dollar amount paid by the officer for Intermountain shares, including fees and/or commissions; or (ii) the amount of the Award. This bonus will be paid to the officer in five equal annual installments. In order to have the right to receive any payment installment, officer must be a full-time employee on the date such installment is due and payable; provided, however, that in the event of officer’s disability, death, termination without cause or a change in control (as defined), officer will continue to be eligible to receive future payment installments.

      In January 2003, Intermountain entered into a stock purchase bonus agreement on substantially the terms described above with Douglas Wright, regarding a stock purchase bonus in the amount of $60,000, and in February 2003 Intermountain entered into a stock purchase bonus agreement, on substantially the terms described above with John Nagel, regarding a stock purchase bonus in the amount of $50,000.

Stock Options

      Stock Option Grants. The following table sets forth stock options granted during 2003 to the executive officers named in the “Summary Compensation Table” above, pursuant to Intermountain’s stock option plan during the year ended December 31, 2003.

OPTION/ SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable
					Value at Assumed
		% of Total			Annual Rates of Stock
		Options			Price Appreciation for
	Number of Shares of	Granted	Exercise		Option Term(3)
	Underlying Options	to	Price	Expiration
Name	Granted (1)(2)	Employees	($/Share)	Date	5%	10%

Curt Hecker	3,960	5.5%	$10.00	1/1/2013	$24,908	$63,122
Jerrold Smith	3,246	4.5%	$10.00	1/1/2013	$20,417	$51,741
Douglas Wright	13,420	18.6%	$10.20	6/4/2013	$86,022	$218,209
John Nagel	9,108	12.6%	$10.71	6/4/2013	$61,388	$155,474
David Smith	2,024	2.8%	$10.00	1/1/2013	$12,731	$32,263

(1)	Shares have been adjusted to reflect the 10% stock dividend paid August 10, 2003, and a 2-for-1 stock split effective December 18, 2003.

(2)	The options are incentive stock options and become exercisable in five annual installments. Each option was granted under Intermountain’s stock option plan and has an exercise price equal to the fair market value of the Common Stock on the date of grant

(3)	The dollar amounts under these columns result from calculations at the 5% and 10% assumed appreciation rate established by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, of Intermountain’s Common Stock price.

      Stock Option Exercises. The following table sets forth certain information concerning exercises of stock options pursuant to Intermountain’s stock option plan by the executive officers named in the “Summary Compensation Table” during the year ended December 31, 2003 and stock options held at year end.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND YEAR-END OPTION VALUES

			Number of Unexercised		Value of Unexercised
	Shares		Options at Year End(1)		Options at Year End(2)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Curt Hecker	5,960	$92,792	72,250	24,706	$860,518	$214,271
Jerrold Smith	3,330	$49,116	34,900	22,946	$488,660	$287,515
Douglas Wright	2,420	$26,620	—	23,100	—	$243,380
John Nagel	5,808	$73,658	—	19,030	—	$207,595
David Smith	—	—	41,851	3,153	$607,205	$34,402

(1)	Shares have been adjusted to reflect the 10% stock dividend paid August 10, 2003 and a 2-for-1 stock split effective December 18, 2003.

(2)	On December 31, 2003, the average closing price of Intermountain’s common stock was $19.75. For purposes of the foregoing table, stock options with an exercise price less than that amount are considered to be “in-the-money” and are considered to have a value equal to the difference between this amount and the exercise price of the stock option multiplied by the number of shares covered by the stock option.

Employee Benefit Plans

      401(k) Savings Plan. Intermountain and Panhandle State Bank have a 401(k) Savings Plan (“401(k) Plan”) covering substantially all employees. An employee must be at least 18 years of age and have six months of service with Intermountain or Panhandle State Bank to be eligible for the 401 (k) Plan (“Effective Date”). Under the 401(k) Plan, participants may defer a percentage of their compensation, the dollar amount of which may not exceed the limit as governed by law. At the direction of the Board of Directors, Intermountain may also elect to pay a discretionary matching contribution equal to a percentage of the amount of the salary deferral made by the participant. The 401(k) Plan provides that contributions made by the employee are 100% vested immediately upon the participant’s Effective Date. Contributions made by the employer vest 20% upon completion of two years of employment, and vest 20% annually thereafter, and are fully vested in the sixth year.

      A committee of Panhandle State Bank acts as the Plan Administrator of the 401(k) Plan. The general investment options are determined by the Plan’s Administrative Committee.

Employee and Director Stock Option Plans

      Director Stock Option Plan. On August 18, 1999, Intermountain shareholders approved a Director Stock Option Plan (the “Director Plan”). The Director Plan authorizes Intermountain’s Board of Directors (or a committee of the Board) to administer the plan and to grant, from time to time, only nonqualified stock options to directors of Intermountain. The Director Plan provides that the exercise price of options granted under the plan must be the greater of the net book value or fair market value at the time of grant. All options granted under the Director Plan will expire not more than ten years from the date of grant. Up to 50,000 shares of Intermountain’s common stock were initially authorized under the Director Plan, subject to appropriate adjustments for any stock splits, stock dividends, or other changes in the capitalization of Intermountain. Pursuant to such subsequent adjustments, up to 146,410 shares may be issued under the Director Plan. As of December 31, 2003, options to acquire 97,238 shares have been granted, and 49,172 remain available for grant under the Director Plan.

      Employee Stock Option Plan. On August 18, 1999, Intermountain shareholders approved a new Employee Stock Option Plan (the “1999 Employee Plan”). The Employee Plan provides for incentive and non-qualified stock options to be granted to key officers and employees of Intermountain. All options granted under the 1999 Employee Plan will expire not more than ten years from the date of grant, and must have an exercise price of not less than the net book value of Intermountain stock at the time of grant. Up to 100,000 shares of Intermountain’s common stock were initially authorized to be optioned and issued under the 1999 Employee Plan, subject to appropriate adjustments for any stock splits, stock dividends, or other changes in Intermountain’s capitalization. On April 21, 2001, Intermountain’s shareholders approved an amendment to the 1999 Employee Plan, increasing the number of shares authorized to be optioned and issued. At a special meeting on December 17, 2003, Intermountain’s shareholders approved an amendment to the 1999 Employee Plan to increase the number of shares of Intermountain stock available under the plan to an aggregate of 291,100 shares, and to provide for the granting of restricted stock awards. As a result of a 2-for-1 stock split on December 18, 2003, the number of shares reserved for issuance was increased proportionately to 582,200 to reflect the split. As of December 31, 2003, options to acquire 426,386 shares have been granted and 155,814 remain available for grant under the 1999 Employee Plan.

      1988 Employee Stock Plan. The Board of Directors and Shareholders of Panhandle State Bank adopted a stock option plan in April 1988 entitled the “Panhandle State Bank 1988 Nonqualified Stock Option Plan (the “1988 Employee Plan”). The 1988 Employee Plan initially authorized up to 21,000 shares of Bank common stock, subject to appropriate adjustments for any stock splits, stock dividends, or other changes in Panhandle State Bank’s capitalization. In February 1996 the 1988 Employee Plan was amended by Panhandle State Bank’s Board of Directors and subsequently approved by Panhandle State Bank’s shareholders, to qualify as an Incentive Stock Option Plan under applicable provisions of the Internal Revenue Code. The plan was adopted by Intermountain upon its formation in October 1997, and the plan expired April 16, 1998. Options for a total of 174,766 shares were granted under the 1988 Employee Plan and 75,455 remained outstanding as of December 31, 2003.

Certain Relationships and Related Transactions

      Intermountain and Panhandle State Bank have had, and expect to have in the future, banking transactions, including loans, in the ordinary course of business with directors, executive officers, and their associates, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons, which transactions do not involve more than the normal risk of collectibility or present other unfavorable features.

      Panhandle State Bank has executed certain loans with its directors, officers and their affiliates. The aggregate amount of loans outstanding to such related parties at December 31, 2003 and 2002 was approximately $591,000 and $1,446,000, respectively.

      Ron Jones and Jim Patrick, the two directors of Snake River who will join the boards of Intermountain and Panhandle State Bank, are both members of Perrine LLC. Perrine, of which ten of the twelve current directors of Snake River are members, owns the main office building of Magic Valley Bank located at 113 Main Avenue West, Twin Falls, Idaho. Pursuant to the terms of several lease agreements, Magic Valley Bank leases an aggregate of 10,798 square feet within the building and currently pays monthly rent of $13,165.26.

      Other material terms of the Perrine leases are as follows:

•	The lease terms expire February 28, 2018;

•	Magic Valley Bank has an option, commencing at the expiration of the lease terms, to renew the leases for three consecutive five (5) year terms at current market rates;

•	Perrine pays all taxes, utilities and general maintenance, and Magic Valley Bank is responsible for its own casualty and liability insurance to insure the premises; and

•	The premises may not be sublet without the prior written consent of Perrine.

      In connection with the merger, the Perrine lease has been amended to grant Intermountain a two-year option to acquire the property for $2.5 million. See “Interests of Certain Persons in the Merger — Agreement Relating to Magic Valley Main Office Property.”

SUPERVISION AND REGULATION

General

      Intermountain, Snake River, and their subsidiary banks are extensively regulated under federal and state laws. These laws and regulations are primarily intended to protect depositors, not shareholders. The discussion below describes and summarizes certain statutes and regulations. These descriptions and summaries are qualified in their entirety by reference to the particular statute or regulation. Changes in applicable laws or regulations may have a material effect on the companies’ businesses and prospects. The operations of Intermountain and Snake River may also be affected by changes in the policies of banking and other government regulators. Intermountain and Snake River cannot accurately predict the nature or extent of the possible future effects on their business and earnings of changes in fiscal or monetary policies, or new federal or state laws and regulations.

Federal Bank Holding Company Regulation

      General. Intermountain and Snake River are each a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. Intermountain and Snake River must file reports with the Federal Reserve and must provide it with such additional information as it may require.

      Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

      Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

      Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company’s ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

      Tying Arrangements. Intermountain, Snake River and their subsidiary banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither company nor its subsidiaries may condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by it or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

      Support of Subsidiary Banks. Under Federal Reserve policy, Intermountain and Snake River are expected to act as a source of financial and managerial strength to their bank subsidiaries. This means that the companies are required to commit, as necessary, resources to support their bank subsidiaries. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

      State Law Restrictions. As Idaho corporations, Intermountain and Snake River are subject to certain limitations and restrictions under applicable Idaho corporate law. For example, state law restrictions in Idaho include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Federal and State Regulation of the Banks

      General. Panhandle State Bank and Magic Valley Bank are Idaho commercial banks with deposits are insured by the FDIC. As a result, the banks is subject to supervision and regulation by the Idaho Department of Finance, the FDIC. Since Panhandle State Bank also has one branch in Oregon, it is also subject to regulation by the Oregon Division of Finance and Corporate Securities. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

      Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

      Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not covered above and who are not employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.

      Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by the institution’s federal supervisory agency; (ii) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (iii) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

      Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking And Branching

      The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Interstate Act”) permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

      FDIC regulations prohibit banks from using their interstate branches primarily for deposit production. The FDIC has implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

      Both Idaho and Oregon enacted “opting in” legislation in accordance with the Interstate Act provisions allowing banks to engage in interstate merger transactions, subject to certain “aging” requirements. Both states also restrict an out-of-state bank from opening de novo branches. However, once an out-of-state bank has acquired a bank within either state, either through merger or acquisition of all or substantially all of the bank’s assets, the out-of-state bank may open additional branches within the state.

Deposit Insurance

      The deposits of each of Panhandle State Bank and Magic Valley Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. The banks are required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

      The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Dividends

      The principal source of cash reserves for Intermountain and Snake River is dividends received from their bank subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends.

Capital Adequacy

      Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are “risk-based,” meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

      Tier I and Tier II Capital. Under the guidelines, an institution’s capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common shareholders’ equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution’s total capital. The guidelines require that at least 50% of an institution’s total capital consist of Tier I capital.

      Risk-based Capital Ratios. The adequacy of an institution’s capital is gauged primarily with reference to the institution’s risk-weighted assets. The guidelines assign risk weightings to an institution’s assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution’s risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios of 10%, 6%, and 5%, respectively.

      Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%;

however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

      Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from “well capitalized” to “critically undercapitalized.” Institutions that are “undercapitalized” or lower are subject to certain mandatory supervisory corrective actions.

Corporate Governance and Accounting Legislation

      Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the “Act”) to address corporate and accounting fraud. The Act establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, it also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the “SEC”); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one “audit committee financial expert.”

      The Act also requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct; (ii) prohibits an officer or director misleading or coercing an auditor; (iii) prohibits insider trades during pension fund “blackout periods”; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

      As a publicly reporting company, Intermountain is subject to the requirements of the Act and related rules and regulations. We anticipate that we will incur additional expense as a result of the Act, but we do not expect that such compliance will have a material impact on our business.

Anti-terrorism Legislation

      USA Patriot Act of 2001. In 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (“USA Patriot Act”) was signed into law. Among other things, the USA Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) eliminates civil liability for persons who file suspicious activity reports. The Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act. While Intermountain and Snake River believe the USA Patriot Act may, to some degree, affect their record keeping and reporting expenses, they do not believe that the Act will have a material adverse effect on their businesses and operations.

Financial Services Modernization

      Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumer information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

      Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

      Intermountain and Snake River do not believe that the act has or will negatively affect their operations in the short term. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than Intermountain and Snake River currently offer, and these companies may be able to aggressively compete in the markets they currently serve.

Effects of Government Monetary Policy

      Intermountain’s and Snake River’s earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact cannot be predicted with certainty.

INTERMOUNTAIN MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

      This management’s discussion and analysis describes the financial condition and changes to financial condition and results of operations for Intermountain and Panhandle State Bank for the six months ended June 30, 2004 and 2003, and for the years ended December 31, 2003, 2002 and 2001. It should be read in conjunction with Intermountain’s audited financial statements, the unaudited interim information and notes thereto, and the other financial information appearing elsewhere in this proxy statement/ prospectus.

      Intermountain operates a multi-branch banking system and is executing plans for the formation and acquisition of banks and bank branches that can operate under a decentralized community bank structure. Intermountain plans expansion in markets that are contiguous, within 100 miles of its existing branches, in Idaho, Oregon, Washington and Montana. Intermountain is pursuing an aggressive balance of asset and earnings growth by focusing on increasing its market share in its present locations, building new branches and merging and/or acquiring community banks.

      Intermountain and Panhandle State Bank are making significant investments in human resources and technology to support its growth initiatives. Asset growth is expected to exceed earnings growth over the next three years while the company pursues its market share goals. Further, Intermountain has leveraged its capital with two trust preferred debentures totaling approximately $16.5 million, obtained in anticipation of expansion into new markets.

      In the fall of 2001, management and the Board of Directors renewed Intermountain’s commitment to a decentralized community banking strategy and to further increase the level of service we provide our customers and our communities. A new five-year strategic growth plan was created with a balanced yet aggressive set of goals of asset growth and returns for our shareholders.

For the Years Ended December 31, 2003, 2002 and 2001

Overview

      Intermountain’s growth in diluted earnings per share for 2003 increased 35% over 2002 while assets increased 42% over the same time period, resulting in another year of record income and asset growth. Asset growth was balanced between organic growth in virtually all existing branches, growth in the two new branch offices in Caldwell and Post Falls, and the acquisition of the Orchard bank in Ontario, Oregon. We were able to fund this growth and not dilute our shareholders by leveraging existing capital, retained earnings, and employing an $8 million trust preferred debenture. In July of 2003, Intermountain issued a 10% stock dividend and subsequently in December a 2-for-1 stock split that resulted in an increase of 110% in the amount of tradable shares outstanding.

      The largest perceived risk to Intermountain is credit quality. During 2003 Panhandle State Bank’s customers’ financial stability improved over 2002. Total loans receivable in 2003 increased 47% while our net loan charge-off rate decreased to 0.25% of total loans from 0.47% in 2002. Non-accrual loans were down 0.25% in 2003 to 0.06% of total loans. Loan delinquencies over 30-days at fiscal year end 2003 were 1.59%, up 1.26% from the 2002 level of 0.33%. This increase was largely attributed to seasoned loans acquired with the Orchard Bank purchase. The majority of these delinquent loans were sold in June and July of 2004, with an additional sale planned in the third quarter of 2004. All of the delinquent loans acquired from Orchard Bank that are to be sold and are included in loans held for sale as of December 31, 2003, are real estate contracts, in which Panhandle State Bank has purchased the seller’s interest. As of December 31, 2003, the proposed sale included approximately $791,000 of the $1.7 million in delinquent contracts. An additional $775,000 of the then delinquent contracts have since been paid current, together representing 91% of the delinquent contract portfolio as of December 31, 2003. The loans already sold were transferred without recourse to the Bank, and the ones still to be sold are also expected to be sold without recourse to the Bank.

      Intermountain plans to relocate the Coeur d’Alene branch and administrative office in the second quarter of 2005 from our present location on Northwest Boulevard to property we leased on Neider Avenue between Highway 95 and Government Way. We plan to build a three story, twenty-three-thousand-square-foot building that will accommodate a full service banking facility and all of our Coeur d’Alene administrative staff. This new facility will serve as our primary Coeur d’Alene office. This facility will also accommodate the Home Loan Center, our centralized real estate mortgage processing department and will be the central headquarters for our new SBA Loan Servicing Center. This center was initiated in 2003 to enhance the service, delivery and efficiency of Small Business Administration lending process. The headquarters of Intermountain will continue to reside in Sandpoint with no immediate plans to move administrative activities that presently exist.

      We made the decision in 2003 to replace our core data and check processing systems in the second quarter of 2004 at an approximate cost of $1.2 million. This investment will position the operating infrastructure of Panhandle State Bank to improve efficiency and provide the capacity to support our current scale of planned growth and expansion. Intermountain will continue to expand market share in existing markets, enter new markets, and merge with other community banks that believe in the strategy of community banking and desire to build on Intermountain’s culture, employee capital, technology and operational efficiency.

      For 2003, Intermountain realized net income of $3,660,510 and $1.08 per share (diluted). This is a 35% increase in earnings per share over 2002’s $2,589,904 ($0.80 per share (diluted)). Return on equity and return on assets, common measures of bank performance, totaled 14.20% and 0.97%, respectively, compared to 11.52% and 1.01% in 2002. Intermountain paid a 10% stock dividend on July 30, 2003 and declared a 2-for-1 stock dividend effective December 18, 2003. Intermountain also declared a 10% stock dividend in the years 2000, 2001 and 2002. All per-share data computations are calculated after giving retroactive effect to stock dividends and the stock split.

      Total assets reached $409.5 million, a 42.5% increase from $287.4 million at December 31, 2002. Total loans also experienced a 47.5% growth to $287.3 million at December 31, 2003 from $194.8 million at the end of 2002. Total deposits grew from $243.6 million to $344.9 million during the year representing a 42% growth rate. Performance at Intermountain over the past three years has largely been driven by continued commitment to high levels of customer service, an aggressive branch expansion plan, branch acquisition efforts and successful face-to-face business development efforts.

      Intermountain’s net interest margin for the year ended December 31, 2003 was 4.94%, as compared to 5.49% for 2002 and 5.10% for 2001.

      Effective January 31, 2003, the former Orchard Bank branch of Household FSB in Ontario, Oregon was acquired and merged into the Intermountain Community Bank division of Panhandle State Bank. This acquisition added $39 million in net loans receivable, $14.7 million in cash and cash equivalents, and $60.7 million in deposits to Panhandle State Bank. As a result of the acquisition, Panhandle State Bank also recorded $1.2 million in goodwill and $0.7 million in other intangible assets. As a leader in the Ontario market, the branch improved convenience for our customers and strengthened the presence of Intermountain Community Bank in the Tri-County market of southwest Idaho and eastern Oregon.

      Although the interest bearing deposits purchased carried on average a higher interest rate than Intermountain’s interest bearing deposits, this higher cost of funds was offset by a higher yield on the acquired loans receivable. Intermountain was able to make relative pricing adjustments to deposit earning rates as the portfolio matured during the year sufficient to offset the additional non-interest expense related to the assimilation of the Orchard Bank customer base and the reduction in interest spreads created by the reinvestment of the cash from closing into lower yielding investments. Consequently, Intermountain did not experience any significant change in the net interest margin as a result of the combination.

      Additionally, since this newly acquired office was primarily operated independently from the rest of Panhandle State Bank’s branch system during 2003, the net income before taxes for 2003 of $597.9 thousand fairly represents the incremental contribution to income. Although the return on average assets declined from 1.01% in 2002 to 0.96% in 2003 as a result of the additional costs specific to the acquisition, the return on average equity increased from 11.52% to 14.24% due to the financing of the acquisition through the use of $8 million in debentures instead of additional equity capital.

Critical Accounting Policies

      The accounting and reporting policies of Intermountain conform to GAAP and to general practices within the banking industry. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Intermountain’s management has identified the accounting policies described below as those that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of Intermountain’s Consolidated Financial Statements and Management’s Discussion and Analysis.

      Income Recognition. Intermountain recognizes interest income by methods that conform to general accounting practices within the banking industry. In the event management believes collection of all or a portion of contractual interest on a loan has become doubtful, which generally occurs after the loan is 90 days past due, Intermountain discontinues the accrual of interest and any previously accrued interest recognized in income deemed uncollectible is reversed. Interest received on nonperforming loans is included in income only if recovery of the principal is reasonably assured. A nonperforming loan is restored to accrual status when it is brought current or when brought to 90 days or less delinquent, has performed in accordance with contractual terms for a reasonable period of time, and the collectibility of the total contractual principal and interest is no longer in doubt.

      Allowance For Loan Losses. In general, determining the amount of the allowance for loan losses requires significant judgment and the use of estimates by management. Intermountain maintains an allowance for loan losses to absorb probable losses in the loan portfolio based on a periodic analysis of the portfolio and expected future losses. This analysis is designed to determine an appropriate level and allocation of the allowance for losses among loan types and loan classifications by considering factors affecting loan losses, including: specific losses; levels and trends in impaired and nonperforming loans; historical loan loss experience; current national and local economic conditions; volume, growth and composition of the portfolio; regulatory guidance; and other relevant factors. Management monitors the loan portfolio to evaluate the adequacy of the allowance. The allowance can increase or decrease based upon the results of management’s analysis.

      The amount of the allowance for the various loan types represents management’s estimate of expected losses from existing loans based upon historical loss experience for each loan type. The allowance for loan losses related to impaired loans usually is based on the fair value of the collateral for certain collateral dependent loans. This evaluation requires management to make estimates of the value of the collateral and any associated holding and selling costs.

      Individual loan reviews are based upon specific quantitative and qualitative criteria, including the size of the loan, loan quality classifications, value of collateral, repayment ability of borrowers, and historical experience factors. The historical experience factors utilized are based upon past loss experience, trends in losses and delinquencies, the growth of loans in particular markets and industries, and known changes in economic conditions in the particular lending markets. Allowances for homogeneous loans (such as residential mortgage loans, personal loans, etc.) are collectively evaluated based upon historical loss experience, trends in losses and delinquencies, growth of loans in particular markets, and known changes in economic conditions in each particular lending market.

      Management believes the allowance for loan losses was adequate at December 31, 2003. While management uses available information to provide for loan losses, the ultimate collectibility of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based on changes in economic conditions and other relevant factors. A slowdown in economic activity could adversely affect cash flows for both commercial and individual borrowers, as a result of which Intermountain could experience increases in nonperforming assets, delinquencies and losses on loans.

      Investments. Assets in the investment portfolios are initially recorded at cost, which includes any premiums and discounts. Intermountain amortizes premiums and discounts as an adjustment to interest income using the interest yield method over the life of the security. The cost of investment securities sold, and any resulting gain or loss, is based on the specific identification method.

      Management determines the appropriate classification of investment securities at the time of purchase. Held-to-maturity securities are those securities that Intermountain has the positive intent and ability to hold to maturity, and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses reported in shareholders’ equity as a separate component of other comprehensive income, net of applicable deferred income taxes.

      Management evaluates investment securities for other than temporary declines in fair value on a periodic basis. If the fair value of investment securities falls below their amortized cost and the decline is deemed to be other than temporary, the securities will be written down to current market value and the write down will be deducted from earnings. There were no investment securities which management identified to be other-than-temporarily impaired for the year ended December 31, 2003. Charges to income could occur in future periods due to a change in management’s intent to hold the investments to maturity, a change in management’s assessment of credit risk, or a change in regulatory or accounting requirements.

      Goodwill and Other Intangible Assets. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Intermountain’s goodwill relates to value inherent in the banking business and the value is dependent upon Intermountain’s ability to provide quality, cost-effective services in a competitive market place. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods. Goodwill is not amortized, but is subjected to impairment analysis periodically. No impairment was considered necessary during the year ended December 31, 2003. However, future events could cause management to conclude that Intermountain’s goodwill is impaired, which would result in Intermountain recording an impairment loss. Any resulting impairment loss could have a material adverse impact on Intermountain’s financial condition and results of operations.

      Other intangible assets consisting of core-deposit intangibles with definite lives are amortized over the estimated life of the acquired depositor relationships (ten years).

      Real Estate Owned. Property acquired through foreclosure of defaulted mortgage loans is carried at the lower of cost or fair value less estimated costs to sell. Development and improvement costs relating to the property are capitalized to the extent they are deemed to be recoverable.

      An allowance for losses on REO is designed to include amounts for estimated losses as a result of impairment in value of the real property after repossession. Intermountain reviews its REO for impairment in value whenever events or circumstances indicate that the carrying value of the property may not be recoverable. In performing the review, if expected future undiscounted cash flow from the use of the property or the fair value, less selling costs, from the disposition of the property is less than its carrying value, an allowance for loss is recognized. As a result of changes in the real estate markets in which these properties are located, it is reasonably possible that the carrying values could be reduced in the near term.

Balance Sheet Analysis

Loans

      The loan portfolio continues to be the largest component of earning assets and the 47% growth in 2003 resulted in a favorable increase in earnings for Intermountain. However, competition for loan business has been intense across most types of loans, with non-bank and traditional bank competitors willing to lend at substantially lower rates than were offered just last year. If loan yields continue to be driven down by this intense competition, Intermountain’s future earnings could be adversely affected. Panhandle State Bank intends to continue to be aggressive in its lending markets while actively managing the portfolio and maintaining credit quality as an important objective.

      In 2003, the total loan portfolio increased 47% with real estate loans contributing the highest percentage growth, 59%, in the portfolio from 2002. In January, 2003 Panhandle State Bank acquired the loan portfolio of the Ontario branch of Household Bank amounting to $39.4 million. At December 31, 2003, the Ontario branch had $35.4 million in net loans receivable, representing approximately 38% of the 2003 loan portfolio growth.

      Interim construction and land development lending grew 61.1% during the year, as it continued to be a very important growth area for Panhandle State Bank’s real estate portfolio. The real estate portfolio has averaged approximately 50% of the total portfolio for the last five years.

Loan Portfolio

      The following tables contain information related to Intermountain’s loan portfolio for the five-year period ended December 31, 2003 (dollars in thousands).

	December 31,

	2003	2002	2001	2000	1999

Commercial loans	$111,749	$83,775	$69,466	$43,204	$34,239
Commercial real estate loans	103,647	61,097	41,384	28,438	17,987
Residential real estate loans	58,728	36,832	34,628	28,868	23,333
Consumer loans	16,552	13,854	12,417	12,616	9,528
Municipal loans	1,751	2,679	2,263	3,155	3,447

Total loans	292,427	198,237	160,158	116,281	88,534
Allowance for loan losses	(5,118)	(3,259)	(2,574)	(1,875)	(1,456)
Deferred loan fees, net of direct origination costs	(53)	(204)	(488)	(346)	(251)

Loan receivable, net	$287,256	$194,774	$157,096	$114,060	$86,827

Weighted average rate	6.60%	6.94%	7.72%	9.79%	9.20%

Classification of Loans

      Panhandle State Bank is required under applicable law and regulations to review its loans on a regular basis and to classify them as “satisfactory,” “special mention,” “substandard,” “doubtful” or “loss.” A loan which possesses no apparent weakness or deficiency is designated “satisfactory.” A loan which possesses weaknesses or deficiencies deserving close attention is designated as “special mention.” A loan is generally classified as “substandard” if it possesses a well-defined weakness and Panhandle State Bank will probably sustain some loss if the weaknesses or deficiencies are not corrected. A loan is classified as “doubtful” if a probable loss of principal and/or interest exists but the amount of the loss, if any, is subject to the outcome of future events which are undeterminable at the time of classification. If a loan is classified as “loss,” Panhandle State Bank either establishes a specific valuation allowance equal to the amount classified as loss or charges off such amount.

      Non-accrual loans are those that have become delinquent for more than 90 days (unless well-secured and in the process of collection). Placement of loans on non-accrual status does not necessarily mean that the outstanding loan principal will not be collected, but rather that timely collection of principal and interest is in question. When a loan is placed on non-accrual status, interest accrued but not received is reversed. The amount of interest income which would have been recorded in fiscal 2003, 2002, 2001, 2000 and 1999 on non-accrual loans was approximately $7,000, $104,000, $66,000, $33,000 and $20,000, respectively. A non-accrual loan may be restored to accrual status when principal and interest payments are brought current or when brought to 90 days or less delinquent and continuing payment of principal and interest is expected.

      As of December 31, 2003, there were no identified credits, other than those represented in the following table, which were not in compliance with the stated terms of the credit or otherwise presented additional credit risk to Intermountain.

      Information with respect to non-performing loans is as follows (dollars in thousands):

	December 31,

	2003	2002	2001	2000	1999

Nonaccrual loans (approximately)	$174	$609	$1,041	$370	$263
Nonaccruing loans as a percentage of total loans	0.06%	.31%	.66%	.32%	.30%
Total allowance related to these loans	$47	$249	$134	$55	$263
Interest income recorded on these loans	$3	$11	$85	$13	$10

The Allowance for Loan Losses

      Allowance for loan losses is based upon management’s assessment of various factors including, but not limited to, current and future economic trends, historical loan losses, delinquencies, underlying collateral values, as well as current and potential risks identified in the loan portfolio. The allowance is evaluated on a monthly basis by management. It is calculated by applying specified allocation factors to the various portfolio totals segmented by risk grades. The specific allocation factor is reviewed and determined annually, based on a historical migration analysis of charge-offs relative to the various risk grade categories. An allocation is also included for unfunded commitments. Additionally, specific dollar amounts may be allocated to individual loans and/or portfolio segments identified by management as presenting extraordinarily higher risk.

Allocation of the Allowance for Loan Losses

and Non-Accrual Loans Detail

	December 31, 2003

	Percent of
	Loans to	Gross		Non-Accrual
	Total Loans	Loans	Allowance	Loans

		(Dollars in thousands)
Commercial loans	38.22%	$111,749	$1,778	$121
Commercial real estate loans	35.44%	103,647	2,026	—
Residential real estate loans	20.08%	58,728	1,102	37
Consumer loans	5.66%	16,552	189	16
Municipal loans	0.60%	1,751	23	—

Totals	100.00%	$292,427	$5,118	$174

	December 31, 2002

	Percent of
	Loans to	Gross		Non-Accrual
	Total Loans	Loans	Allowance	Loans

		(Dollars in thousands)
Commercial loans	42.26%	$83,775	$1,763	$161
Commercial real estate loans	30.82%	61,097	809	—
Residential real estate loans	18.58%	36,832	485	445
Consumer loans	6.99%	13,854	184	3
Municipal loans	1.35%	2,679	18	—

Totals	100.00%	$198,237	$3,259	$609

	December 31, 2001

	Percent of
	Loans to	Gross		Non-Accrual
	Total Loans	Loans	Allowance	Loans

		(Dollars in thousands)
Commercial loans	43.37%	$69,466	$990	$125
Commercial real estate loans	25.85%	41,384	814	—
Residential real estate loans	21.62%	34,628	541	906
Consumer loans	7.75%	12,417	205	10
Municipal loans	1.41%	2,263	24	—

Totals	100.00%	$160,158	$2,574	$1,041

      Panhandle State Bank did not maintain records reflecting allocation by loan type prior to 2001. The Bank’s allocation was determined in prior years by applying a factor to loan totals based on risk grade, plus any specifically determined amount for individual loans deemed to have greater risk tendency. The allocation factors ranged from 0.5% for cash equivalent secured loans (Risk Grade “1”) to 100% for loans with “doubtful” (Risk Grade “6”) repayment status.

      Other factors were 1% for Risk Grade “2” (Better than average net worth and repayment capacity), 1.65% for Risk Grade “3” (“Satisfactory”), 4% for Risk Grade “4” (“Special mention”), and 15% for Risk Grade “5” (“Substandard”). Allocation for individual loans with specific (dollar) identification was determined by management’s best estimate of probable loss, based on collateral liquidation value.

      During 2002, Intermountain modified its risk grades and the allocation factors. As of December 31, 2003, the allocation factors range from 0.5% for cash equivalent secured loans to 100% of “doubtful/loss” (Risk Grade “7”). Risk Grades 3-7 closely reflect the FDIC’s definitions for “Satisfactory,” “Special Mention,” “Substandard,” “Doubtful” and “Loss” respectively.

      Beginning in February 2002, Panhandle State Bank began using an alternative methodology for calculating the allowance for loan losses, along with its traditional method of allocating percentages based on risk grading. The alternative method was based more on Panhandle State Bank’s portfolio and performance relative to a designated peer group. Panhandle State Bank began establishing its allowance based on the greater of the two alternative calculations. At that time the traditional method had not undergone a validation analysis. In August 2002, a loan loss migration analysis was performed covering the prior 18 months of data. In July 2003, another 12 months of data was analyzed, providing the Bank with 30 months of supporting data for the validity of the traditional methodology. Therefore, in July 2003, Panhandle State Bank eliminated the alternative methodology in favor of the previously utilized traditional methodology. Also considered in this decision was the fact that peer group data used in the alternative method appeared to provide some skewed data in attempting to arrive at comparable measurement. Management decided its own migration history was more representative of its performance relative to the makeup of its loan portfolio, aside from Panhandle State Bank’s acquisition of the Ontario Branch.

      The 2002 charge-offs and loan loss provision were abnormally high due to recognizing specific and potential losses associated with primarily two credits. The majority of the resulting charge-offs were recovered in 2003. As a result of the aforementioned charged-off loans being eliminated (along with other loans) from the “Substandard” risk grade category, “Substandard” graded loans declined by approximately $402,000 from December 31, 2002 to December 31, 2003. Additionally, “Special Mention” loans declined by approximately $1.3 million from December 31, 2002 to December 31, 2003. Therefore, the provision for loan losses was lowered in 2003 as the allocation for these two risk grade categories declined considerably.

Analysis of the Allowance for Loan Losses

	December 31,

	2003	2002	2001	2000	1999

	(Dollars in thousands)
Balance Beginning December 31	$(3,259)	$(2,574)	$(1,875)	$(1,456)	$(1,144)
Charge Offs
Commercial Loans	509	617	421	224	17
Commercial Real Estate Loans	276	123	—	111	33
Personal Real Estate Loans	195	217	55	41	72
Consumer Loans	137	46	56	30	8
Municipal Loans	—	—	—	—	—

Total Charge-offs	1,117	1,003	532	406	130
Recoveries
Commercial Loans	(212)	(57)	(73)	(4)	—
Commercial Real Estate Loans	(145)	—	—	—	(15)
Personal Real Estate Loans	(35)	(24)	(10)	(13)	—
Consumer Loans	(5)	—	(15)	(1)	—
Municipal Loans	—	—	—	—	—

Total Recoveries	(397)	(81)	(98)	(18)	(15)
Net Charge off	720	922	434	388	115
Provision for loan loss	(955)	(1,607)	(1,133)	(807)	(427)
Addition from acquisition	(1,624)	—	—	—	—
Balance at end of period	(5,118)	(3,259)	(2,574)	(1,875)	(1,456)
Ratio of net charge-offs to loans outstanding	0.25%	0.47%	0.27%	0.33%	0.13%

      In January 2003, Intermountain acquired the Ontario branch of Household FSB (“Ontario Branch Portfolio”). Total loans of approximately $39 million were acquired which was net of $1.6 million allowance for loan losses. Due to interest rate fluctuations and pre-payments on some of the Ontario Branch Portfolio, net charge-offs related to this portfolio were less than originally anticipated. Of the $1.1 million in charge-offs during 2003, $0.2 million related to the Ontario Branch Portfolio.

      The allowance for loan losses for loans related to the acquisition of the Ontario Branch Portfolio was initially determined by reviewing each loan (except the consumer loan and real estate contract portfolios), assigning a risk grade commensurate with Panhandle State Bank’s prevailing grading system, and applying the allowance factor appropriate to the respective grade by the Bank. A representative percentage of the consumer loan portfolio was reviewed and the allowance for this portfolio was also computed based on grade assignment. For the real estate contract portfolio, all loans over $100,000 and all loans considered to have higher than moderate risk were reviewed. An allowance of the difference between the loan balance and 50% of the originally determined collateral value was established for these loans. This (specific identification) calculation was determined from an analysis of prior losses from the real estate contract portfolio. The allowance for the remainder of the real estate contract portfolio was calculated based on the respective risk grade allocation. The allowance for the total Ontario Branch Portfolio amounted to approximately 4% breaking down approximately as follows:

Consumer	2.00%
Home Equity	1.25
Mortgages (originated)	2.50
Mortgages (purchased)	2.35
Contracts	5.00

      Beginning in July 2003, the allowance for the real estate contract portfolio was modified to approximately 4% on all loans not carrying a specifically identified allowance. The balance of the Ontario Branch Portfolio is allocated based on the respective risk grades of each loan. Panhandle State Bank’s total allowance for loan losses was 1.75% of total loans at December 31, 2003. Without consideration of the Ontario Branch Portfolio, the allowance would have been 1.48%. Loss history with the Ontario Branch Portfolio will be continuously analyzed to determine whether or not it is appropriate to adjust the Ontario Branch Portfolio allocation of the Loan Loss Allowance.

      The acquired Ontario Branch Portfolio was segmented approximately as follows:

Type	Amount	Non-performing

	(Dollars in thousands)
Consumer (Installment Loans)	$2,300	$—
Home Equity Loans	1,000	—
Mortgage Loans (originated)	6,700	—
Mortgage Loans (purchased)	4,400	59
Real Estate Contracts	26,200	667

	$40,600	$726

      The following table details loan repricing information for fixed and variable loans.

Maturity and Repricing for Panhandle State Bank’s

Loan Portfolio at December 31, 2003

Loan Repricing	Fixed Rate	Variable Rate	Total Loans

	(Dollars in thousands)
0-90 days	$13,720	$140,222	$153,942
91-365 days	18,031	3,638	21,669
1 year — 5 years	51,987	20,513	72,500
5 years or more	43,362	954	44,316

Total	$127,100	$165,327	$292,427

Loan Portfolio Concentrations

      Panhandle State Bank continuously monitors concentrations of loan categories in regards to industries and loan types. Due to the makeup of Panhandle State Bank’s marketplace, it expects to have significant concentrations in certain industries and with specific loan types. Concentration guidelines are established, and then approved by the Board of Directors at least annually, and are reviewed by management and the Board monthly. Detrimental circumstances affecting industries involved in loan concentrations are reviewed as to their impact as they occur, and appropriate action is determined regarding the loan portfolio and/or lending strategies and practices.

      As of December 31, 2003, Panhandle State Bank’s loan portfolio was concentrated, by loan type, as follows:

Commercial	38.2%
Commercial real estate	35.4%
Residential real estate	20.1%
Consumer	5.7%
Municipal	0.6%

      These concentrations are typical for the markets served by Panhandle State Bank, and management believes are comparable with those of Panhandle State Banks’ peer group (banks of similar size and operating in the same geographic areas).

      Management does not consider the commercial and consumer portfolio totals to present a concentration risk, and feels that there is adequate diversification by type, industry, and geography to further mitigate risk. The agricultural portfolio presents a somewhat greater risk, in that it represents a majority of the loans in Panhandle State Bank’s southern Idaho region. Agricultural loans of $61.8 million represent approximately 21% of the total loan portfolio. Approximately $31.4 million of the agricultural loan portfolio is comprised of loans secured specifically by livestock, representing 28.1% of the commercial loan portfolio. The balance of the agricultural portfolio consists of loans secured by crops and real estate.

      However, specific underwriting is applied to retain only borrowers that have proven track records in the agricultural industry. In addition, Panhandle State Bank has hired senior lenders with significant experience in agricultural lending to administer these loans. Further mitigation is provided through frequent collateral inspections, adherence to budgets, and annual or more frequent review of financial performance.

      The real estate loan portfolio appears to pose the greatest risk of a concentration. However, experienced lenders and consistently applied underwriting standards help to mitigate credit risk. Although real estate values tend to fluctuate somewhat with economic conditions, over time real estate collateral is generally considered one of the safest forms of collateral in regards to maintaining value.

      Panhandle State Bank presently has a small percentage of loans to contractors/developers, and is somewhat active in custom construction lending. Again, experienced lenders and sound administrative practices have resulted in no losses in more than three years of active construction lending. The State of Idaho imposes real estate loan concentration limits for banks’ construction loan portfolio totals as well as aggregate real estate loan portfolio totals. Loans secured by real estate may not exceed 90% of the appraised value of the respective real estate and may not exceed a 30-year maturity, per the Idaho regulatory requirements. Furthermore, the aggregate sum of Panhandle State Bank’s real estate loans may not exceed the greater of the amount of Panhandle State Bank’s capital and capital notes plus unimpaired surplus or 60% of the total of its savings and time deposits. Exceptions to these limits require the consent of the Director of the Idaho Department of Finance. Residential construction loans maturing in 18 months or less and commercial (building) loans maturing in 36 months or less, whether or not secured by the real estate involved, can be considered commercial rather than real estate loans for calculating real estate loan totals. However, such loans in aggregate shall not exceed 70% of Panhandle State Bank’s capital, surplus and capital notes, without the consent of the Idaho Department of Finance. Such loans currently amount to 55.6% of Panhandle State Bank’s capital, surplus and capital notes. Excluding those loans, total loans secured by real estate represent 52.5% of total savings and time deposits, which is well within the State of Idaho’s tolerance.

      A notable concentration is currently present in the real estate contract secured portfolio as a result of Panhandle State Bank’s purchase of assets from Household Bank in January 2003. These contracts represented approximately 19.7% of the commercial real estate loan portfolio at December 31, 2003. The nature of the portfolio presents a higher than average credit risk for Panhandle State Bank. As a result, Panhandle State Bank has maintained a greater loan loss allowance for this component of the loan portfolio, with a higher initial allocation plus a specific amount for those contracts identified as being “impaired”. In

June and July 2004, Panhandle State Bank sold part of the contract portfolio, including the majority of the “impaired” contracts.

      In addition to the higher loan loss allowance for the contract segment of the real estate loan portfolio, the methodology of determining Panhandle State Bank’s overall allowance provides for specific allocation for individual loans or components of the loan portfolio. This could include any segment. However, all components deemed to represent significant concentrations are especially scrutinized for credit quality and appropriate allowance. Allocations are reviewed and determined by senior management monthly and reported to the Board of Directors.

Investments

      The investment portfolio is the second largest earning asset category and is comprised mostly of securities categorized as available-for-sale. These securities are recorded at market value. Unrealized gains and losses that are considered temporary are recorded as a component of accumulated other comprehensive income or loss.

      The carrying value of the available-for-sale securities portfolio grew 48% to $76.6 million at December 31, 2003 from $51.8 million at December 31, 2002. The carrying value of the held-to-maturity securities portfolio increased 10% to $3.3 million from $3.0 million. Intermountain continues to invest most of its excess funds in the available-for-sale portfolio to provide more flexibility in managing the investment portfolio assets. In 2003, Panhandle State Bank began to invest more in U.S. agency debentures, rather than direct U.S. government notes and bonds due to the more favorable yield characteristics of these agencies. A large part of the U.S. agency securities growth for 2003 came in the category of mortgage-backed securities. These investments have shortened the duration of the total investment portfolio to position the bank for a rising interest rate market and limit extension risk in the portfolio. The average effective duration of the available-for-sale and the held-to-maturity portfolios was approximately 1.7 years and 3.2 years, respectively on December 31, 2003.

      The following tables displays investment securities balances and repricing information for the total portfolio:

Investment Portfolio Detail

(carrying value dollars in thousands)

	as of December 31,

		%		%
Carrying value as of December 31	2003	Change	2002	Change	2001

U.S. treasury securities and obligations of U.S. government agencies	$36,969	4.44%	$35,397	(1.69)%	$36,007
Mortgage-backed securities	34,032	165.42%	12,822	248.80%	3,676
Corporate bonds	5,601	56.67%	3,575	(76.39)%	15,142
State and municipal bonds	3,336	12.63%	2,962	(23.12)%	3,853

Total	$79,938	45.99%	$54,756	(6.68)%	$58,678

As of December 31,
2003	One Year		One to Five Years		Five to Ten Years		Over Ten Years			Total
Maturing Within
(in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount		Yield	Amount	Yield

U.S. Treasury securities and obligations of government agencies	$7,387	5.07%	$23,631	3.97%	$5,951	4.23%	$		—	$36,969	4.23%
Corporate bonds	1,765	6.27%	3,836	4.65%		—			—	5,601	5.15%
Mortgage-backed securities		—	15,733	3.54%	10,623	4.54%		7,676	3.47%	34,032	3.71%
State and Municipal bonds	6	10.68%	2,445	6.48%	885	4.14%			—	3,336	5.86%

Total	$9,158	5.30%	$45,654	4.01%	$17,459	4.41%		$7,676	3.47%	$79,938	4.14%

Deposits

      Deposits represent approximately 90% of Panhandle State Bank’s liabilities at December 31, 2003. Panhandle State Bank gathers its deposit base from a combination of small business and retail sources. The retail base continues to grow with new and improved product offerings. However, management recognizes that customer service, not a vast retail branch network, is going to be the key to Panhandle State Bank’s retail growth. In 2003, Panhandle State Bank experienced some changes in the typical sources of deposit growth as well as increased competition for depositors. While total interest-bearing deposits grew 44% over 2002, the certificates of deposit portion of that total grew by 42%. In previous years, much of Panhandle State Bank’s growth has been in money market and tiered interest accounts.

      The past several years appear to be an indicator of what is in store for many community banks, as competition has increased for deposits from mutual funds, high yield money market accounts and other non-bank investment opportunities. Panhandle State Bank has responded by remaining competitive in the traditional deposit products as well as offering repurchase agreements and a commercial sweep product to business customers.

      Total deposits grew 41.6% in 2003 with noninterest-bearing balances growing 33% and interest-bearing deposits growing 44% over 2002 balances. NOW and money market accounts (personal, business and public) grew to $114.3 million at December 31, 2003 from $83.7 million at December 31, 2002. The following table details repricing information for Panhandle State Bank’s time deposits with minimum balances of $100,000 at December 31, 2003 (in thousands):

Maturities
Less than three months	$11,808
Three to six months	8,389
Six to twelve months	9,776
Over twelve months	13,467

$43,440

Borrowings

      As part of Intermountain’s funds management and liquidity plan, Panhandle State Bank has arranged to have short-term and long-term borrowing facilities available. The short-term and overnight facilities are federal funds purchasing lines as reciprocal arrangements to the federal funds selling agreements in place with various correspondent banks. At December 31, 2003 there were no short-term borrowing balances outstanding and Panhandle State Bank had unsecured credit lines of $10.0 million available. For long and short-term funding needs, Panhandle State Bank has credit available from the Federal Home Loan Bank of Seattle (FHLB), limited to a percentage of its total regulatory assets subject to collateralization requirements and a blanket pledge agreement. At December 31, 2003, Panhandle State Bank had notes with the FHLB of $5 million and the ability to borrow an additional $29.3 million.

      Securities sold under agreements to repurchase, which are classified as other secured borrowings generally are short-term agreements. These agreements are treated as financing transactions and the obligations to repurchase securities sold are reflected as a liability in the consolidated financial statements. The dollar amount of securities underlying the agreements remains in the applicable asset account. These agreements had a weighted average interest rate of .58% and 2.05% at December 31, 2003 and 2002, respectively. The average balances of securities sold subject to repurchase agreements were $13.4 million, $13.2 million and $11.6 million during the years ended December 31, 2003, 2002 and 2001 respectively. The maximum amount outstanding at any month end during these same periods was $17.2 million, $16.0 million and $14.2 million, respectively. The weighted average interest rates during 2003, 2002 and 2001 were 1.24%, 2.09% and 4.66%, respectively. All repurchase agreements mature on a daily basis. At December 31, 2003 and 2002, Intermountain pledged as collateral, certain bonds and mortgaged-backed securities with aggregate amortized costs of $17.8 million and $15.5 million, respectively. These investments and mortgaged backed securities had market values of $18.3 million and $16.5 million at December 31, 2003 and 2002, respectively.

      In January 2003 Intermountain issued $8.0 million of Trust Preferred securities through its newly formed subsidiary, Intermountain Statutory Trust I. Approximately $7.0 million was subsequently transferred to the capital account of Panhandle State Bank for capitalizing the Ontario branch acquisition. The debt associated with these securities bears interest at 6.75% with interest payable quarterly. The debt is callable by Intermountain in March 2008 and matures in March 2033. In March 2004, Intermountain issued $8.0 million of additional Trust Preferred securities through a second subsidiary, Intermountain Statutory Trust II. This debt is callable by Intermountain after five years, bears interest on a variable basis tied to the 90 day LIBOR index plus 2.8%, and matures in 2034. Intermountain intends to transfer a portion of the funds to Panhandle State Bank in the fourth quarter of 2004 to support additional bank growth and expansion.

Capital

      Capital is the shareholder’s investment in Intermountain. Capital grows through the retention of earnings, the issuance of new stock, and through the exercise of incentive options. Capital formation allows Intermountain to grow assets and provides flexibility in times of adversity. Total Equity on December 31, 2003 was 6.6% of total assets. The largest component of equity is common stock representing 61% of total equity. Retained earnings amounts to 38% and the remaining 1% is accumulated other comprehensive income.

      Banking regulations require Intermountain to maintain minimum levels of capital. Intermountain manages its capital to maintain a “well capitalized” designation (the FDIC’s highest rating). Regulatory capital calculations include the trust preferred securities as a component of capital. At December 31, 2003, Intermountain’s total capital to risk-weighted assets was 11.77%, compared to 11.46% at December 31, 2002. Tier I capital to risk weighted assets was 10.52% at December 31, 2003, compared to 10.20% at December 31, 2002. Tier I capital to average assets was 8.16%, compared to 8.14% at prior year end. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios of 10%, 6%, and 5%, respectively.

      During the second quarter 2003, Intermountain instituted a stock repurchase program to purchase up to 38,462 shares or approximately 3% of its then outstanding shares of common stock from existing shareholders. The offer expired on May 30, 2003, at which time Intermountain had repurchased a total of 15,360 shares or approximately 1.1% of the shares outstanding.

      In July 2003, Intermountain approved a 10% stock dividend to all shareholders of record as of July 30, 2003. Intermountain has declared 10% stock dividends in each of the last four years. In addition to the 10% stock dividend declared in 2003, there was a 2-for-1 stock split effective to all shareholders of record as of December 17, 2003.

      Intermountain believes that the trust preferred debentures, earnings retention and existing capital is sufficient to fund current asset growth, while maintaining a well-capitalized designation from the FDIC.

      The following table sets forth Intermountain’s actual capital ratios for 2003, 2002 and 2001 as well as the quantitative measures established by regulatory authorities.

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
CAPITAL ADEQUACY
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2003
Total Capital	$36,983	11.77%	$25,128	8%	$31,410	10%
(to Risk Weighted Assets)
Tier 1 Capital	33,042	10.52%	12,564	4%	18,846	6%
(to Risk Weighted Assets)
Tier 1 Capital	33,042	8.16%	16,206	4%	20,258	5%
(to Average Assets)
December 31, 2002
Total Capital	$25,976	11.46%	$18,141	8%	$22,676	10%
(to Risk Weighted Assets)
Tier 1 Capital	23,136	10.20%	9,070	4%	13,605	6%
(to Risk Weighted Assets)
Tier 1 Capital	23,136	8.14%	11,365	4%	14,206	5%
(to Average Assets)
December 31, 2001
Total Capital	$22,542	12.10%	$14,906	8%	$18,632	10%
(to Risk Weighted Assets)
Tier 1 Capital	20,273	10.88%	7,453	4%	11,179	6%
(to Risk Weighted Assets)
Tier 1 Capital	20,273	8.71%	9,311	4%	11,639	5%
(to Average Assets)

Liquidity

      Liquidity is the term used to define Intermountain’s ability to meet its financial commitments. Intermountain maintains sufficient liquidity to ensure funds are available for both lending needs and the withdrawal of deposit funds. Intermountain derives liquidity primarily through core deposit growth, maturity of investment securities, and loan payments. Core deposits include demand, interest checking, money market, savings, and local time deposits. Additional liquidity and funding sources are provided through the sale of loans, sales of securities, access to national certificate of deposit (CD) markets, and both secured and unsecured borrowings.

      Core deposits, defined as total deposits less public deposits and brokered certificates of deposit, at December 31, 2003 were 96.5% of total deposits, compared to 97.7% at December 31, 2002. During 2003, Intermountain experienced a $97.8 million or 41% increase in its core deposit base. Nearly $19.0 million of the growth in core deposits occurred in noninterest-bearing deposits. Intermountain used this core deposit growth and sales and maturities of securities to fund internal asset growth during the year. Deposits purchased in the acquisition and a trust preferred offering of $8.0 million funded the acquisition of the Household Bank assets. Deposit growth has generally kept pace with internal loan demand, resulting in minimal liquidity pressure for Panhandle State Bank in the past. Intermountain has sold $3.1 million in contracts purchased in the Ontario acquisition and expects to sell an additional $1.0 million during the third quarter of 2004, which will provide additional liquidity.

      Overnight-unsecured borrowing lines have been established at US Bank, the Federal Home Loan Bank of Seattle and with the Federal Reserve Bank of San Francisco. At December 31, 2003, Intermountain had approximately $30 million of overnight funding available and $5.7 million of overnight fed funds sold. In addition, $2 to $5 million in funding is available on a semiannual basis from the State of Idaho in the form of negotiated certificates of deposit. Intermountain’s loan portfolio also contains approximately $9 million in guaranteed government loans, which can be sold on the secondary market.

Results of Operations

Net Interest Income

      The following table provides information on net interest income for the past three years, detailing average balances of interest-earning assets and interest-bearing liabilities, the interest income earned and interest expense recorded thereon and the resulting average yield-cost ratios.

Average Balance Sheets and Analysis of Net Interest Earnings

	Average	Interest Income/
For the Year Ended December 31, 2003	Balance	Expense	Yield

	(Dollars in thousands)
Loans receivable, net(1)	$261,241	$19,896	7.62%
Securities(2)	76,106	2,576	3.39%
Federal funds sold	7,107	61	0.86%

Total earning assets	$344,454	$22,533	6.54%
Cash equivalents	12,362
Office properties and equipment, net	9,133
Other assets	11,851

Total assets	$377,800

Time deposits of $100,000 or more	34,363	885	2.58%
Other interest-bearing deposits	220,683	3,332	1.51%
Short-term borrowings	16,960	253	1.49%
Other borrowed funds	7,492	500	6.67%

Total interest-bearing liabilities	$279,498	$4,970	1.78%
Noninterest-bearing deposits	69,412
Other liabilities	3,108
Shareholders’ equity	25,782

Total liabilities and shareholders’ equity	$377,800

Net interest income		$17,563

Net yield on interest-earning assets			5.10%

Average Balance Sheets and Analysis of Net Interest Earnings

	Average	Interest Income/
For the Year Ended December 31, 2002	Balance	Expense	Yield

	(Dollars in thousands)
Loans receivable, net(1)	$174,908	$14,017	8.01%
Securities(2)	51,912	2,678	5.16%
Federal funds sold	6,354	92	1.45%

Total earning assets	$233,174	$16,787	7.20%
Cash equivalents	10,215
Office properties and equipment, net	6,794
Other assets	5,211

Total assets	$255,394

Time deposits of $100,000 or more	22,685	780	3.44%
Other interest-bearing deposits	144,128	2,852	1.98%
Short-term borrowings	13,724	287	2.09%
Other borrowed funds	—	—	—

Total interest-bearing liabilities	180,537	$3,919	2.17%
Noninterest-bearing deposits	50,324
Other liabilities	2,058
Shareholders’ equity	22,475

Total liabilities and shareholders’ equity	$255,394

Net interest income		$12,868

Net yield on interest-earning assets			5.52%

Average Balance Sheets and Analysis of Net Interest Earnings

	Average	Interest Income/
For the Year Ended December 31, 2001	Balance	Expense	Yield

	(Dollars in thousands)
Loans receivable, net(1)	$131,154	$12,393	9.45%
Securities(2)	62,089	3,629	5.84%
Federal funds sold	7,495	291	3.88%

Total earning assets	200,738	16,313	8.13%
Cash equivalents	7,328
Office property and Equipment, net	4,900
Other assets	3,154

Total assets	$216,120

Time deposits of $100,000 or more	20,460	1,179	5.76%
Other interest-bearing deposits	123,940	4,398	3.55%
Short-term borrowings	11,782	546	4.63%
Other borrowed funds	—	—	—

Total interest-bearing liabilities	156,182	6,123	3.92%
Noninterest-bearing deposits	38,329
Other liabilities	1,953
Shareholders’ equity	19,656

Total liabilities and shareholders’ equity	$216,120

Net interest income		$10,190

Net yield on interest-earning assets			5.08%

(1)	Non-accrual loans are included in the average balance, but interest on such loans is not recognized in interest income.

(2)	Municipal interest income is not tax equalized.

      The following rate/volume analysis depicts the increase (decrease) in net interest income attributable to interest rate fluctuations (change in rate multiplied by prior period average balance) and volume fluctuations (change in average balance multiplied by prior period rate) when compared to the preceding year.

Changes Due to Volume and Rate

	2003 vs. 2002
	Changes Due to

	Volume	Rate	Volume/Rate	Total

	(In thousands)
Loans receivable, net	4,693	(1,291)	2,477	5,879
Securities	879	(693)	(288)	(102)
Federal funds sold	36	(21)	(46)	(31)

Total interest income	5,608	(2,005)	2,143	5,746
Time deposits of $100,000 or more	457	160	(513)	104
Other interest-earning deposits	1,290	(2,131)	1,322	481
Short-term borrowings	16	(76)	26	(34)
Other borrowed funds	500	—	—	500

Total Interest expense	2,263	(2,047)	835	1,051

Net Interest Income	3,345	(42)	1,308	4,695

Changes Due to Volume and Rate

	2002 vs. 2001
	Changes Due to

	Volume	Rate	Volume/Rate	Total

	(In thousands)
Loans receivable, net	1,409	(1,486)	1,702	1,625
Securities	(425)	(645)	119	(951)
Federal funds sold	83	(19)	(264)	(200)

Total Interest income	1,067	(2,150)	1,557	474
Time deposits of $100,000 or more	(69)	(360)	30	(399)
Other interest-bearing deposits	(231)	(337)	(977)	(1,545)
Short-term borrowings	(166)	(203)	109	(260)
Other borrowed funds	—	—	—	—

Total interest expense	(466)	(900)	(838)	(2,204)

Net interest income	1,533	(1,250)	2,395	2,678

      Note: The change in interest not due solely to volume or rate has been allocated in proportion to the absolute dollar amounts of the change in each.

2003 Compared to 2002

      Panhandle State Bank’s net interest income increased $4.7 million in 2003 versus 2002. The net interest income increase attributable to volume increases was a favorable $3.3 million over 2002. However, interest-earning assets were subject to downward rate pressure during 2003 as well as extensive competition for loans. These factors, coupled with limited ability to move deposit rates lower because of the already low interest rate environment, created a $42,000 decrease in net interest income attributable to rate variances. However this impact to net interest income was considerably less in 2003 than in 2002 where downward interest rate pressure resulted in a decrease to interest income by $1.3 million.

      The net yield on interest-earning assets decreased 0.42% in 2003 versus 2002. The cost of interest-bearing liabilities decreased 0.39%. The loan yield drop of 0.39% represented the largest combined impact to net yield. The drop by 0.25% in the prime rate and the decreasing cost of interest bearing sources of funding during 2003 directly affected Panhandle State Bank’s variable rate loan portfolio, which was 55% of the portfolio at

December 31, 2003. The investment securities portfolio experienced a decrease in yield of 1.77% and the yield on fed funds sold also fell during 2003 by 0.59%, in line with the short-term investment market. However, the cost of $100,000 and over time deposits decreased 0.86% in the face of rate decreases during 2003 and represented a significant rate change from 2002.

2002 Compared to 2001

      Panhandle State Bank’s overall net interest income for 2002 was $12.9 million, an increase of $2.7 million over 2001. Drastic decreases in the prime lending rate during 2001 continued to have an impact on interest income and expense during 2002, as maturing loans and deposits were repriced throughout the year. This repricing, combined with stiff competition for loans and deposits, contributed to a $1.3 million decrease in net interest income attributable to changes in rate.

      The net yield on interest-earning assets rebounded from the interest rate decreases in 2001 and ended 2002 at 5.52%, a 0.44% increase over 2001. The increased net yield was driven by a 1.75% drop in the cost of interest-bearing liabilities and offset partially by a 1.44% decrease in the loan yield. The decrease in interest-bearing liabilities was spread fairly evenly across the portfolio, with the largest percentage decrease coming in time deposits of $100,000 or more.

Other Income

      The following table details dollar amount and percentage changes of certain categories of other income for the three years ended December 31, 2003.

			Percent			Percent
	2003	% of	Change	2002	% of	Change	2001	% of
Other Income	Amount	Total	Prev. Yr.	Amount	Total	Prev. Yr.	Amount	Total

	(Dollars in thousands)
Fees and service charges	$5,321	89%	52%	$3,493	83%	42%	$2,468	94%
BOLI income	273	5%	150%	109	2%	0%	—	0%
Other Income	391	6%	(38)%	630	15%	294%	160	6%

Total	$5,985	100%	41%	$4,232	100%	61%	$2,628	100%

      Loan fees and service charges on deposit accounts continue to be Panhandle State Bank’s primary sources of other income. Both areas have experienced considerable growth over the past several years. Rapid loan growth and expanded mortgage volumes generated the large percentage increase in loan fees. Mortgage refinance volume has tapered off in 2004, resulting in a slower increase in loan fees this year. Growth in core deposit accounts and non-sufficient funds fees have been the primary contributors to increases in service charge income over the past several years. Panhandle State Bank sold additional securities in 2002 to provide liquidity and shorten the duration of the investment portfolio, generating the reported gains. Other income includes miscellaneous service fees, investment and insurance income, merchant credit card fees and debit card fees. Income in these areas has continued to expand with the growth of Panhandle State Bank’s customer base.

      As an ongoing process, Panhandle State Bank continues to explore other possible non-interest income sources, including expanded SBA loan sales, additional real estate and construction lending, and stronger investment and insurance sales.

Operating Expenses

      The following table details dollar amount and percentage changes of certain categories of other expense for the three years ended December 31, 2003.

			Percent			Percent
	2003	% of	Change	2002	% of	Change	2001	% of
Other Expense	Amount	Total	Prev. Yr.	Amount	Total	Prev. Yr.	Amount	Total

	(Dollars in thousands)
Salaries and employee benefits	$10,378	61%	39%	$7,442	64%	32%	$5,644	64%
Occupancy expense	2,493	15%	46%	1,704	15%	27%	1,347	15%
Printing, postage and supplies	803	5%	40%	575	5%	17%	492	6%
Other expense	1,467	8%	60%	916	8%	67%	550	6%
Fees and service charges	886	5%	123%	397	3%	32%	300	4%
Advertising	480	3%	51%	318	3%	45%	219	3%
Legal and accounting	520	3%	119%	237	2%	14%	208	2%

Total	$17,027	100%	47%	$11,589	100%	32%	$8,760	100%

      Similar to 2002 and 2001, salaries and employee benefits continued to be the majority of the non-interest expense category. As Intermountain has grown in total assets, number of branches and product offerings, the number of full-time equivalent employees at Panhandle State Bank has also grown from 95 at the beginning of 2001 to 208 at December 31, 2003. In 2003, Panhandle State Bank acquired employees from the Ontario branch of Household Bank, Real Estate Contracts Department and Secured Savings Department, and opened branches in Post Falls and Caldwell. It also added additional loan and deposit personnel in existing offices. To support branch growth and additional future opportunities, various administrative departments including operations, credit administration and relationship services have expanded staff during the past year. As of September 30, 2003, Intermountain’s assets per full-time equivalent employee ratio was $2.03 million, compared to a peer ratio of $3.23 million, as published in the FDIC’s “Uniform Bank Performance Report”, based on banks with between $300 million and $500 million in assets. Panhandle State Bank expects the asset-per-full time employee ratio to increase as production increases from the new branches opened in the last few years.

      Consistent with Intermountain’s growth strategy, occupancy and equipment expense grew significantly in 2003. The expense increase was primarily caused by the new branches built and acquired in 2003, and the full-year operational costs of branches built in 2002. Computer and equipment expenses also increased in 2003 to support the bank’s growth, and will increase again in 2004, as Panhandle State Bank invests in new data and check processing systems.

      Public relations and advertising expense totaled $0.48 million for 2003, a 51% increase over the $.32 million expense in 2002. New market development, grand opening activities and the need to market over expanded areas caused the increase.

      Cost management continues to be a high priority item for management and the Board, even during this period of rapid growth. Panhandle State Bank continues to review various processes for potential efficiency gains, and will be employing additional technology to slow the growth in salary expense.

Off-Balance Sheet Arrangements

      Intermountain, in the conduct of ordinary business operations routinely enters into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. Intermountain is also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Management does not believe that these off-balance sheet arrangements have a material current effect on Intermountain’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, but there is no assurance that such arrangements will not have a future effect. See Note 14 of “Notes to Consolidated Financial Statements.”

Tabular Disclosure of Contractual Obligations

      The following table represents Intermountain’s on-and-off balance sheet aggregate contractual obligations to make future payments as of December 31, 2003.

	Payments Due by Period

		Less Than	1 to	Over 3 to	More Than
	Total	1 Year	3 Years	5 Years	5 Years

	(Dollars in thousands)
Long-term debt(1)	$13,030	$	$	$	$13,030
Capital lease obligations
Operating lease obligations(3)	1,223	317	386	356	164
Purchase obligations(2)(4)	1,193	1,193
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP

Total	$15,446	$1,510	$386	$356	$13,194

(1)	Excludes interest payments. See Note 7 and 8 of “Notes to Consolidated Financial Statements.”

(2)	Excludes recurring accounts payable, accrued expenses and other liabilities, repurchase agreements and customer deposits, all of which are recorded on the registrant’s balance sheet. See Notes 5 and 6 of “Notes to Consolidated Financial Statements.”

(3)	Excludes operating lease payments for new lease acquired in March 2004. See Note 21 of “Notes to Consolidated Financial Statements.”

(4)	In December 2003, Intermountain entered into an agreement with Jack Henry and Associates, Inc. to purchase software equipment and to provide computing processing.

COMPARISON OF THE THREE AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003

Results of Operations

      Overview. Intermountain recorded net income of $926 thousand, or $0.26 per diluted share, for the three months ended June 30, 2004, compared with net income of $888 thousand, or $0.26 per diluted share, for the three months ended June 30, 2003. Intermountain recorded net income of $2.0 million, or $0.56 per diluted share for the six months ended June 30, 2004, compared with $1.8 million, or $0.52 per diluted share, for the six months ended June 30, 2003. The increase in net income for both periods reflected an increase in net interest income and other income.

      The annualized return on average assets was 0.83% and 0.95% for the three months ended June 30, 2004 and 2003, respectively. For the six months ended June 30, 2004 and 2003, the annualized return on average assets was 0.92% and 1.02%, respectively. Decreases in return on average assets were due primarily to increases in operating expenses and the provision for loan loss. The annualized return on average equity was 13.1% and 14.2% for the three months ended June 30, 2004 and 2003, respectively. The annualized return on average equity was 14.3% and 14.2% for the six months ended June 30, 2004 and 2003, respectively. Although the return on average equity was down for the quarter as a result of lower real estate service fee income, higher operating expenses and a higher loan loss provision, the ratio was up slightly for the six months as net interest income and other income for this period kept pace with the growth in non-interest expense required to support asset growth.

      Net Interest Income. The most significant component of earnings for a financial institution typically is net interest income, which is the difference between interest income, primarily from loan and investment portfolios, and interest expense, primarily on deposits and other borrowings. During the three months ended June 30, 2004 and 2003, net interest income was $5.1 million and $4.3 million, respectively, an increase of 17.8%. For the six months ended June 30, 2004 and 2003, net interest income was $9.8 million and $8.1 million, an increase of 21.1%. The increase in net interest income during the three and six months ended June 30, 2004, compared to the same periods in 2003, was primarily due to an increase in loan volumes and relative stability in the net interest spread.

      Changes in net interest income result from changes in volume and in the net interest spread. Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the yield on interest-earning assets and the rate paid on interest-bearing liabilities. Net interest margin, a similar measure to net interest spread, refers to net interest income divided by total interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

      Average interest-earning assets for the three months ended June 30, 2004 and 2003 were $410.5 million and $335.3 million, respectively. Average loans increased by $54.1 million, while average investments increased by $21.1 million over the same period in 2003. Average net interest spread during the three months ended June 30, 2004 and 2003 was 4.33% and 4.51%, respectively. The average net interest margin for the three months ended June 30, 2004 and 2003 was 4.83% and 4.98%, respectively. Net interest margin decreased primarily due to lower yields on earning assets as declining market rates continued to put pressure on rates earned on the investment and loan portfolios. Net interest spread decreased primarily because the yield on loans and investments declined slightly more than the cost of deposits.

      Average interest-earning assets for the six months ended June 30, 2004 and 2003 were $391.6 million and $318.9 million, respectively. Average loans increased by $56.7 million, while average investments increased by $18.2 million over the same period in 2003. Net interest spread during the six months ended June 30, 2004 and 2003 was 4.41% and 4.51%, respectively. The net interest margin for the six months ended June 30, 2004 and 2003 was 4.87% and 4.99%, respectively. As with the three-month results, the net interest margin decreased primarily due to lower yields on earning assets. Net interest spread decreased primarily because the yield on loans declined slightly more than the cost of deposits. While net interest spread and margin were down for both periods, the decline was relatively small in relation to the decline in market interest rates.

      Provision for Losses on Loans. Management’s policy is to establish valuation allowances for estimated losses by charging corresponding provisions against income. This evaluation is based upon management’s assessment of various factors including, but not limited to, current and future economic trends, historical loan losses, delinquencies, underlying collateral values, as well as current and potential risks identified in the portfolio.

      Intermountain recorded provisions for losses on loans of $829 thousand and $644 thousand for the six months ended June 30, 2004 and 2003, respectively. The current provision reflects the analysis and assessment of the relevant factors mentioned in the preceding paragraph. The increase in the loss provision from the prior period resulted from growth in the loan portfolio and the need to reserve more for several specific credits that had deteriorated during the second quarter.

      The following table summarizes loan loss allowance activity for the periods indicated.

	Six Months Ended
	June 30,

	2004	2003

	(Dollars in
	thousands)
Balance at January 1	$5,118	$3,259
Acquired allowance for loan losses	—	1,624
Allowance associated with the sale of loans	(140)	—
Provision for losses on loans	829	644
Amounts written off net of recoveries	1	(88)

Balance at June 30	$5,808	$5,439

      At June 30, 2004, Intermountain’s total classified assets were $4.2 million, compared with $3.3 million at June 30, 2003. Total nonperforming loans were $140 thousand at June 30, 2004, compared with $420 thousand at June 30, 2003. The increase in classified assets was primarily attributable to the addition of 4 loan relationships, all of which management feels are adequately provided for in the allowance for loan loss. The decrease in nonperforming loans was primarily attributable to reduction in the loan balances resulting from the sale or liquidation of assets securing the loans. At June 30,2004, Intermountain’s loan delinquency rate (30 days or more) as a percentage of total loans was 1.40%, compared with 1.95% at June 30, 2003.

      Other Income. Total other income was $1.9 million and $1.6 million for the three months ended June 30, 2004 and 2003, respectively and $3.2 million and $2.8 million for the six months ended June 30, 2004 and 2003. Fees and service charge income increased by 7.2% to $1.6 million for the three months ended June 30, 2004 from $1.5 million for the same period last year. Fees and service charge income increased by 7.4% to $2.7 million for the six months ended June 30, 2004 from $2.6 million for the same period last year. Deposit service fees increased, reflecting continued account and customer growth, and price increases enacted in April 2004. Deferred fee income on commercial, real estate and consumer loans also improved, offsetting decreases in fees generated by mortgage banking activity.

      Increases in other income for both the three-month and six-month periods ending June 30, 2004 also reflected improvement in investment referrals and merchant credit card acceptance fees, and increases in fees from the servicing of bank deposits securing credit cards. The deposit servicing line of business was included as part of the acquisition of Orchard Bank in January 2003.

      Operating Expenses. Operating expenses were $4.8 million and $4.0 million for the three months ended June 30, 2004 and 2003, respectively. Operating expenses were $9.1 million and $7.6 million for the six months ended June 30, 2004 and 2003, respectively. The higher level of operating expenses was primarily caused by expanded staffing and fixed asset depreciation created by the opening of two additional bank branches and the acquisition of the Ontario office in 2003. Intermountain also incurred additional expenses in the second quarter of 2004 related to upgrading its core data and item processing technology. In doing so, the company purchased substantial new hardware and software, terminated some existing technology contracts and incurred significant training and overtime expenses. In addition, the company incurred legal and professional fees related to its filing as a public reporting company with the Securities and Exchange Commission.

      Salaries and employee benefits were $2.9 million and $2.5 million for the three months ended June 30, 2004 and 2003, respectively. Salaries and employee benefits were $5.4 million and $4.7 million for the six months ended June 30, 2004 and 2003, respectively. The employee costs reflected increased branch staffing and additional administrative staff as a result of continued new branch growth and expansion. At June 30, 2004, full-time-equivalent employees were 221, compared with 195 at June 30, 2003.

      Occupancy expenses were $611 thousand and $558 thousand for the three months ended June 30, 2004 and 2003, respectively. Occupancy expenses were $1.2 million and $1.0 million for the six months ended

June 30, 2004 and 2003, respectively. The increase was primarily due to costs associated with the Ontario acquisition, the Post Falls and Caldwell offices and additional administrative facilities.

      Income Tax Provision. Intermountain recorded federal and state income tax provisions of $474 thousand and $427 thousand for the three months ended June 30, 2004 and 2003, respectively. For the six months ended June 30, 2004 and 2003, Intermountain recorded federal and state income tax provisions of $1.1 million and $960 thousand, respectively. The increased tax provision in 2004 over 2003 is due to the increase in pre-tax net income. The effective tax rates for these periods were 33.9%, 32.5%, 35.5% and 35.4%, respectively.

Financial Position

      Assets. At June 30, 2004, Intermountain’s assets were $461.8 million, up $52.0 million or 12.7% from $409.8 million at December 31, 2003. Growth in assets reflected increases in both investments and loans receivable, and were supported by increases in customer deposits.

      Investments. Intermountain’s investment portfolio at June 30, 2004 was $90.9 million, an increase of $11.0 million or 13.8% from the December 31, 2003 balance of $79.9 million. The increase was primarily due to net purchases of government agencies and mortgage-backed securities utilizing excess liquidity created from increases in customer deposits and the proceeds of the trust preferred debentures issued in March 2004.

      Loans Receivable. At June 30, 2004, net loans receivable were $316.3 million, up $29.0 million or 10.1% from $287.3 million at December 31, 2003. The increase was primarily due to net increases in business and agricultural loans. During the six months ended June 30, 2004, total loan originations were $188.3 million compared with $137.3 million for the prior year’s comparable period, reflecting growing loan demand in the company’s markets.

      The following table sets forth the composition of Intermountain’s loan portfolio at the dates indicated. Loan balances exclude deferred loan origination costs and fees and allowances for loan losses.

	June 30, 2004		December 31, 2003

	Amount	%	Amount	%

	(Dollars in thousands)
Commercial	$225,817	70.10	$215,396	73.65
Residential real estate	78,688	24.43	58,728	20.08
Consumer	16,627	5.16	16,552	5.66
Municipal	1,015	.31	1,751	0.61

Total loans receivable	322,147	100.00	292,427	100.00

Net deferred origination fees	(6)		(53)
Allowance for losses on loans	(5,808)		(5,118)

Loans receivable, net	$316,333		$287,256

Weighted average yield at end of period	6.42%		6.60%

      The following table sets forth Intermountain’s loan originations for the periods indicated.

	Three Months Ended			Six Months Ended
	June 30,			June 30,

	2004	2003	% Change	2004	2003	% Change

			(Dollars in thousands)
Commercial	$66,371	$52,211	42.0	$142,364	$103,289	62.4
Residential real estate	23,688	16,163	46.6	38,782	27,812	39.4
Consumer	3,322	3,554	(6.5)	7,096	5,934	19.6
Municipal	0	0	00.0	15	224	(93.3)

Total loans originated	$93,381	$71,928	29.8	$188,257	$137,259	37.2

      BOLI and All Other Assets. Bank-owned life insurance (“BOLI”) and other assets increased to $8.7 million at June 30, 2004 from $7.5 million at December 31, 2003. The increase was primarily due to an increase in net deferred tax assets related to the fair market valuation of available for sale securities as of June 30, 2004.

      Deposits. Total deposits increased $48.4 million or 14.1% to $393.3 million at June 30, 2004 from $344.9 million at December 31, 2003, primarily due to increases in non-interest bearing demand accounts, savings and certificates of deposit accounts. Ongoing business development efforts in the Company’s existing markets, along with development of the relatively new Kootenai County and Caldwell markets were primary contributors to the increase in deposits over the time period measured.

      The following table sets forth the composition of Intermountain’s deposits at the dates indicated.

	June 30, 2004		December 31, 2003

	Amount	%	Amount	%

	(Dollars in thousands)
Demand	$86,818	22.1	$76,439	22.2
NOW and money market 0.0% to 2.3%	129,261	32.9	114,322	33.1
Savings and IRA 0.0% to 6.5%	53,230	13.5	45,807	13.3
Certificate of deposit accounts	124,035	31.5	108,298	31.4

Total deposits	$393,344	100.0	$344,866	100.0

Weighted average interest rate on certificates of deposit		2.66%		2.57%

      The shift in the mix of deposits since December 2003 reflects a slight shift from NOW and money market accounts to certificates of deposit as depositors seek to increase their return.

      Borrowings. Deposit accounts are Intermountain’s primary source of funds. Intermountain does, however, rely upon advances from the Federal Home Loan Bank of Seattle (“FHLB Seattle”), reverse repurchase agreements and other borrowings to supplement its funding and to meet deposit withdrawal requirements. The total of such borrowings were $33.9 million and $30.4 million at June 30, 2004 and December 31, 2003, respectively. The primary reason for this increase was the issuance of $8 million of debentures by Intermountain’s wholly owned subsidiary, Intermountain Statutory Trust II, somewhat offset by a decrease in securities sold under repurchase agreements. The proceeds of these debentures were used to purchase investments and fund loan growth. See “Liquidity and Sources of Funds.”

Interest Rate Risk

      The results of operations for financial institutions may be materially and adversely affected by changes in prevailing economic conditions, including rapid changes in interest rates, declines in real estate market values and the monetary and fiscal policies of the federal government. Like all financial institutions, Intermountain’s net interest income and its NPV (the net present value of financial assets, liabilities and off-balance sheet contracts), are subject to fluctuations in interest rates. Currently, Intermountain’s interest-bearing liabilities, consisting primarily of deposits, mature or reprice more rapidly, or on different terms, than do its interest-earning assets, consisting primarily of loans receivable and investments. The fact that liabilities mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates; however, such an asset/liability structure may result in declining net interest income during periods of rising interest rates. The nature of Intermountain’s short-term deposits and the use of pricing strategies on the liability side, combined with variable rate loan products tied to an internal cost of funds and the prime lending rate index typically mitigates the negative impact in a rising interest rate environment.

      To minimize the impact of fluctuating interest rates on net interest income, Intermountain promotes a loan pricing policy of utilizing variable interest rate structures that associates loan rates to Intermountain’s internal cost of funds, i.e. deposits and borrowings. This approach historically has contributed to a relatively consistent interest rate spread and reduces pressure from borrowers to renegotiate loan terms during periods of falling interest rates. Intermountain currently maintains over fifty percent of its loan portfolio in variable interest rate assets.

      Additionally, the extent to which borrowers prepay loans is affected by prevailing interest rates. When interest rates increase, borrowers are less likely to prepay loans. When interest rates decrease, borrowers are more likely to prepay loans. Prepayments may affect the levels of loans retained in an institution’s portfolio, as well as its net interest income. Intermountain maintains an asset and liability management program intended to manage net interest income through interest rate cycles and to protect its NPV by controlling its exposure to changing interest rates.

      Intermountain uses a simulation model designed to measure the sensitivity of net interest income and NPV to changes in interest rates. This simulation model is designed to enable Intermountain to generate a forecast of net interest income and NPV given various interest rate forecasts and alternative strategies. The model is also designed to measure the anticipated impact that prepayment risk, basis risk, customer maturity preferences, volumes of new business and changes in the relationship between long-term and short-term interest rates have on the performance of Intermountain.

      Intermountain is continuing to pursue strategies to manage the level of its interest rate risk while increasing its net interest income and NPV through the origination and retention of variable-rate consumer, business banking, construction and commercial real estate loans, which generally have higher yields than residential permanent loans, by the sale of certain long-term fixed-rate loans and investments, and by increasing the level of its core deposits, which are generally a lower-cost, less rate-sensitive funding source than wholesale borrowings. There can be no assurance that Intermountain will be successful implementing any of these strategies or that, if these strategies are implemented, they will have the intended effect of reducing IRR or increasing net interest income.

      Intermountain also uses gap analysis, a traditional analytical tool designed to measure the difference between the amount of interest-earning assets and the amount of interest-bearing liabilities expected to reprice in a given period. Intermountain calculated its one-year cumulative repricing gap position to be a negative 18.5% and a negative 11.4% at June 30, 2004 and December 31, 2003, respectively. Management attempts to maintain Intermountain’s gap position between positive 20% and negative 20%. At June 30, 2004, Intermountain’s gap positions were within limits established by its Board of Directors. Management is pursuing strategies to increase its net interest income without significantly increasing its cumulative gap positions in future periods. There can be no assurance that Intermountain will be successful implementing these strategies or that, if these strategies are implemented, they will have the intended effect of increasing its net interest income. See “Results of Operations –Net Interest Income” and “Capital Resources.”

Liquidity and Sources of Funds

      As a financial institution, Intermountain’s primary sources of funds are investing and financing activities, including the collection of loan principal and interest payments. Financing activities consist primarily of customer deposits, advances from FHLB Seattle and other borrowings. Deposits increased to $393.3 million at June 30, 2004 from $344.9 million at December 31, 2003, primarily due to increases in interest bearing demand accounts, non-interest demand accounts and certificates of deposit. The net increase in deposits was primarily used to fund loans and pay down other borrowings. At June 30, 2004 and December 31, 2003, securities sold subject to repurchase agreements were $12.3 million and $17.2 million, respectively. These borrowings are required to be collateralized by investments with a market value exceeding the face value of the borrowings. Under certain circumstances, Intermountain could be required to pledge additional securities or reduce the borrowings.

      During the six months ended June 30, 2004, cash used in investing activities consisted primarily of the purchase of available-for-sale securities in the investment portfolio and new loan volume net of calls, maturities and prepayments. The levels of these prepayments increase or decrease depending on the size of the loan and the general trend and level of interest rates, which influences the level of refinancing and mortgage prepayments. During the same period, cash provided by financing activities consisted primarily of increases in certificates of deposit, demand deposits and the issuance of debentures.

      Intermountain’s credit line with FHLB Seattle provides for borrowings up to a percentage of its total assets subject to collateralization requirements. At June 30, 2004, this credit line represented a total borrowing capacity of approximately $21.4 million, of which $16.4 million was available. Intermountain also borrows on an unsecured basis from correspondent banks and other financial entities. As of June 30, 2004 there were no outstanding amounts.

      Intermountain actively manages its liquidity to maintain an adequate margin over the level necessary to support expected and potential loan fundings and deposit withdrawals. This is balanced with the need to maximize yield on alternative investments. The liquidity ratio may vary from time to time, depending on economic conditions, savings flows and loan funding needs.

Capital Resources

      Intermountain’s total stockholders’ equity was $28.1 million at June 30, 2004 compared with $27.1 million at December 31, 2003. The increase in total stockholders’ equity was primarily due to the increase in net income net the change to unrealized gains and losses on securities. Stockholders’ equity was 6.1% of total assets at June 30, 2004 compared with 6.6% at December 31, 2003.

      At June 30, 2004, Intermountain had an unrealized loss of $944 thousand, net of related income taxes, on investments classified as available for sale. At December 31, 2003, Intermountain had an unrealized gain of $275 thousand, net of related income taxes, on investments classified as available for sale. Fluctuations in prevailing interest rates continue to cause volatility in this component of accumulated comprehensive income or loss in stockholders’ equity and may continue to do so in future periods.

      Intermountain issued and has outstanding $16.5 million of Trust Preferred Securities. The indenture governing the Trust Preferred Securities limits the ability of Intermountain under certain circumstances to pay dividends or to make other capital distributions. The Trust Preferred Securities are treated as debt of Intermountain. These Trust Preferred Securities were sold in two separate issuances and can be called for redemption in March 2008 and March 2009 by the Company at 100% of the aggregate principal plus accrued and unpaid interest. See Note 2 of “Notes to Consolidated Financial Statements.”

      Intermountain and Panhandle State Bank are required by applicable regulations to maintain certain minimum capital levels and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier I capital to average assets. Intermountain and Panhandle State Bank will endeavor to enhance its capital resources and regulatory capital ratios through the retention of earnings and the management of the level and mix of assets, although there can be no assurance in this regard. At June 30, 2004, Panhandle State Bank exceeded all such regulatory capital requirements and was “well-capitalized” pursuant to FFIEC regulations.

      The following tables set forth the amounts and ratios regarding actual and minimum core Tier I risk-based and total risk-based capital requirements, together with the amounts and ratios required in order to meet the definition of a “well-capitalized” institution as reported on the quarterly FFIEC call report at June 30, 2004.

			Capital		Well-Capitalized
	Actual		Requirements		Requirements

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
Total capital (to risk-weighted assets)	$47,881	13.28%	$28,840	8%	$36,051	10%
Tier 1 capital to (to risk-weighted assets)	37,023	10.27	14,420	4	21,630	6
Tier 1 capital (to average assets)	37,023	8.24	18,047	4	27,070	5

Off Balance Sheet Arrangements and Contractual Obligations

      Intermountain, in the conduct of ordinary business operations routinely enters into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. Intermountain is also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Management does not believe that these off-balance sheet arrangements have a material current effect on Intermountain’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources but there is no assurance that such arrangements will not have a future effect.

      The following table represents Intermountain’s on-and-off balance sheet aggregate contractual obligations to make future payments as of June 30, 2004.

	Payments Due by Period

		Less than		Over 3 to 5	More than
	Total	1 year	1 to 3 years	years	5 years

		(Dollars in thousands)
Long-term debt(1)	$21,527	$—	$—	$5,000	$16,527
Capital lease obligations Operating lease obligations	3,509	378	527	518	2,086
Purchase obligations(2) Other long-term liabilities reflected on the registrant’s balance sheet under GAAP Total	$25,036	$378	$527	$5,518	$18,613

(1)	Excludes interest payments.

(2)	Excludes recurring accounts payable, accrued expenses and other liabilities, repurchase agreements and customer deposits, all of which are recorded on the Company’s balance sheet.

New Accounting Policies

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). In December 2003, the FASB issued a revision to this interpretation (“FIN No. 46(r)”). FIN No. 46(r) clarifies the application of Accounting Research Bulletin No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Intermountain adopted FIN No. 46(r) effective January 1, 2004. As a result of the issuance of FIN No. 46(r) and the accounting profession’s application of the guidance provided by the FASB, issuer trusts, like Intermountain Statutory Trust I and Intermountain Statutory Trust II (collectively referred to as the trusts), are generally variable interest entities. We have determined that we are not the primary beneficiaries under the trusts, and accordingly Intermountain will not consolidate the financial statements of the Trusts into its consolidated financial statements. The amounts payable to these trusts continues to be treated as other borrowings.

      In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. Intermountain believes the implementation of SOP No. 03-3 will not have a material effect on Intermountain’s consolidated financial statements.

Inflation

      Substantially all of the assets and liabilities of Intermountain are monetary. Therefore, inflation has a less significant impact on Intermountain than does fluctuation in market interest rates. Inflation can lead to accelerated growth in noninterest expenses, which impacts net earnings. During the last two years, inflation, as measured by the Consumer Price Index, has not changed significantly. The effects of this inflation have not had a material impact on Intermountain.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity Management

      The largest component of Intermountain’s earnings is net interest income, which can fluctuate widely when interest rate movements occur. Panhandle State Bank’s management is responsible for minimizing Intermountain’s exposure to interest rate risk. This is accomplished by developing objectives, goals and strategies designed to enhance profitability and performance. The ongoing management of Intermountain’s interest rate sensitivity limits interest rate risk by controlling the mix and maturity of assets and liabilities. Management continually reviews Panhandle State Bank’s position and evaluates alternative sources and uses of funds. This includes any changes in external factors. Various methods are used to achieve and maintain the desired rate sensitive position, including the sale or purchase of assets and product pricing.

      Intermountain views any asset or liability which matures, or is subject to repricing within one year to be interest sensitive even though an analysis is performed for all other time intervals as well. The difference between interest-sensitive assets and interest sensitive liabilities for a defined period of time is known as the interest sensitivity “gap”, and may be either positive or negative. When the gap is positive, interest sensitive assets reprice quicker than interest sensitive liabilities. When negative, the reverse occurs. Non-interest assets and liabilities have been positioned based on management’s evaluation of the general sensitivity of these balances to migrate into rate sensitive products. This analysis provides a general measure of interest rate risk but does not address complexities such as prepayment risk, basis risk and Panhandle State Bank’s customer response to interest rate changes. Currently, Intermountain’s one-year interest sensitive gap is negative. This means, if interest rates were to change and affect assets and liabilities equally, rising rates would decrease Panhandle State Bank’s net interest income. The reverse is true when rates fall.

      The following table displays Panhandle State Bank’s balance sheet based on the repricing schedule of 3 months, 3 months to 1 year, 1 year to 5 years and over 5 years.

Asset/ Liability Maturity Repricing Schedule

December 31, 2003

		After Three	After One
		Months	Year But
	Within Three	But Within	Within	After Five
	Months	One Year	Five Years	Years	Total

Loans receivable and held for sale	$157,175	$21,669	$72,500	$44,316	$295,660
Securities	2,007	7,151	45,645	25,135	79,938
Federal funds sold	5,710	—	—	—	5,710
Time certificates and interest cash	15	298	—	—	313

Total earning assets	$164,907	$29,118	$118,145	$69,451	$381,621
Allowance for loan losses	(2,354)	(355)	(1,188)	(1,221)	(5,118)

Total earning assets, net	162,553	28,763	116,957	68,230	376,503

Interest bearing demand deposits(1)	$114,322	$—	$—	$—	$114,322
Savings deposits and IRA(1)	41,848	1,128	2,831	—	45,807
Time deposits	38,071	40,655	24,718	4,853	108,297

Total deposits	$194,241	$41,783	$27,549	$4,853	$268,426
Repurchase agreements	2,006	15,150	—	—	17,156
FHLB advances	—	—	5,000	—	5,000
Other borrowed funds	—	—	8,030	—	8,030

Total interest-bearing liabilities	$196,247	$56,933	$40,579	$4,853	$298,612

Net interest rate sensitivity gap	$(33,694)	$(28,170)	$76,378	$63,377	$77,891
Cumulative gap	$(32,694)	$(55,991)	$14,514	$77,891	—

(1)	Includes deposits with no stated maturity.

      The following table displays expected maturity information and corresponding interest rates for all interest-sensitive assets and liabilities at December 31, 2003.

Expected Maturity Date at December 31, 2003

(dollars in thousands)

	2004	2005-06	2007-08	Thereafter	Total

Interest-sensitive assets:
Commercial loans	$67,495	$12,600	$18,694	$12,960	$111,749
Average interest rate	5.35%	6.67%	6.46%	5.84%
Commercial real estate loans	22,184	13,486	15,833	52,144	103,647
Average interest rate	6.01%	6.61%	7.16%	7.19%
Residential real estate loans(1)	21,917	8,095	6,366	25,583	61,961
Average interest rate	6.97%	8.22%	7.30%	7.39%
Consumer loans	3,272	5,243	5,058	2,979	16,552
Average interest rate	6.66%	8.88%	8.54%	8.79%
Municipal loans	944	150	13	644	1,751
Average interest rate	3.32%	4.37%	4.49%	4.06%
Investments	9,160	16,482	29,733	24,563	79,938
Average interest rate	5.27%	4.14%	3.75%	3.92%
Federal funds sold	5,710	—	—	—	5,710
Average interest rate	0.69%	0.00%	0.00%	0.00%
Certificates and interest bearing cash	313	—	—	—	313
Average interest rate	3.18%	0.00%	0.00%	0.00%

Total interest-sensitive assets	$130,995	$56,056	$75,697	$118,873	$381,621

(1)	Includes loans held for sale.

Deposits:
Savings	$42,101	$3,706	$—	$—	$45,807
Average interest rate	0.75%	2.46%	0.00%	0.00%
Money market and NOW	114,322	—	—	—	114,322
Average interest rate	0.63%	0.00%	0.00%	0.00%
Time certificates	77,004	19,354	7,086	4,853	108,297
Average interest rate	2.30%	3.13%	3.26%	5.76%
Repurchase agreements	17,156	—	—	—	17,156
Average interest rate	0.65%	0.00%	0.00%	0.00%
Other borrowed funds	—	—	5,000	8,030	13,030
Average interest rate	0.00%	0.00%	2.71%	6.75%

Total interest-sensitive liabilities	$250,583	$23,060	$12,086	$12,883	$298,612

      In addition to the sensitivity gap analysis presented above, Panhandle State Bank monitors its interest rate risk by modeling performance under different possible interest rate scenarios. The analysis focuses on the impact on net interest income, net income and the net value of portfolio equity from different possible market rate movements, both up and down. Management has established specific guidelines to monitor these impacts and manages its assets and liabilities to maintain performance within these guidelines. At December 31, 2003, bank performance in this modeling was within the guidelines established.

      The Asset/ Liability management committee of Intermountain periodically reviews the results of a detailed and dynamic simulation model to quantify the estimated exposure of net interest income (NII), as well as other critical income statement and balance sheet areas. The simulation model illustrates the estimated impact of changing interest rates on the interest income received and interest expense paid on all interest bearing assets and liabilities reflected on Intermountain’s statement of financial condition. This interest sensitivity analysis is compared to policy limits for risk tolerance levels of net interest income exposure over a one-year time horizon, assuming a projection of balance sheet growth, given a 300 and 100 basis point movement in interest rates. Trends in out-of-tolerance conditions are then addressed by the committee, resulting in the implementation of strategic management intervention designed to bring interest rate risk within policy targets. A proportional shift in interest rates over a one-year period is assumed as a benchmark. The following table represents the estimated sensitivity of Intermountain’s net interest income as of December 31, 2003 and 2002 compared to the established policy limits:

12 month cumulative % effect on NII	Policy Limit %	12-31-02	12-31-03

+100bp	+3.0 to –3.0	0.67	-0.26
+300bp	+8.0 to –8.0	2.15	-0.15
-100bp	+3.0 to –3.0	-0.38	-1.86
-300bp	+8.0 to –8.0	-7.16	-9.13

      Management is undertaking additional efforts to refine its interest rate risk management by performing additional validity testing of the current model, expanding the number of scenarios tested, and investigating more advanced modeling techniques.

DESCRIPTION OF INTERMOUNTAIN CAPITAL STOCK

      Intermountain is currently authorized to issue 7,084,000 shares of no par value common stock. The following description of Intermountain’s common stock and certain provisions of Intermountain’s Articles of Incorporation, as amended (the “Articles”) and Bylaws is a summary, does not purport to be complete, and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Articles and Bylaws, copies of which have been filed as exhibits to this prospectus/proxy statement.

Voting

      The holders of Intermountain common stock may not cumulate their votes and are entitled to one vote per share held of record on all matters submitted to a vote of the shareholders. The Bylaws provide that a majority of shares, represented in person or by proxy, entitled to vote constitutes a quorum, and that the affirmative vote of the majority of the shares represented at a meeting at which a quorum is present constitutes the act of the shareholders, unless the vote of a greater number is required by law or by the Articles. The Articles contain provisions that require a greater than majority vote of shares entitled to vote on certain actions. (See “Article VIII — Removal of Directors,” Article IX — Exemption From Personal Liability, “Article XI -Indemnification and Advancement of Expenses, and “Article XII – Merger Vote”).

Dividends

      The holders of Intermountain common stock are entitled to such distributions, including cash dividends, as Intermountain’s Board may declare from time to time out of funds legally available. Dividends from Intermountain depend upon the receipt by Intermountain of cash received pursuant to the exercise of stock options by directors and officers, and distributions from Panhandle State Bank because Intermountain has no other source of income.

      The declaration and payment of dividends and other distributions by the Board of Directors of Panhandle State Bank are subject to (i) the rules and regulations of the Department and the FDIC governing the manner, amount and available sources of payment of dividends which may be paid to shareholders of Panhandle State Bank; (ii) the methods, if any, by which permanent capital reserves may be retired or reduced; and (iii) federal and state laws limiting the payment of distributions.

      The Board of Directors of Panhandle State Bank, at its discretion, may consider paying cash dividends when it determines that dividends are appropriate. Any such cash dividends would be declared and paid by Panhandle State Bank based on the Board of Directors’ evaluation of the then current operating results, financial condition and future growth plans of Panhandle State Bank, general business conditions, and subject to tax and other relevant considerations and regulatory limitations (including the requirement that Panhandle State Bank’s equity capital be maintained at certain minimum levels.) (See “Supervision and Regulation — Capital Adequacy.”)

      Under Idaho law applicable to banks, and subject to certain limitations, the directors of a bank may declare a cash dividend or other distribution of so much of Panhandle State Bank’s net profits as they deem to be appropriate. No distributions may be paid at any time when a bank is insolvent or when payment of them would render it insolvent or be contrary to its Articles of Incorporation. Also, under the Federal Deposit Insurance Act, no distributions may be paid by an FDIC insured bank while it is in default of any assessment due the FDIC. See also “Supervision and Regulation – Dividends.”

      Also under Idaho law applicable to Intermountain, Panhandle State Bank and Idaho corporations generally, no distributions may be made by a corporation to its shareholders if, after giving effect to the distribution, (i) the corporation would be unable to pay its debts as they become due in the usual course of business or (ii) the sum of the corporation’s assets would be less than the sum of its liabilities plus the amount (if any) that would be needed to satisfy the preferential rights of shareholders of the corporation whose rights are superior to those receiving the distribution, assuming the corporation were to be dissolved at the time of the distribution.

      Intermountain has been paying stock dividends to its shareholders. Stock dividends are not subject to the Idaho law restrictions or distributions, as described above, because a corporation’s assets, liabilities and total shareholders’ equity do not change as a result of the stock dividend.

Transferability of Shares

      The shares of Common Stock are freely transferable, except for shares held by (i) affiliates of Intermountain, (ii) those who received shares in an “exempted” securities transaction (iii) those who received shares by agreements that contain restrictions on resale (e.g., stock purchase agreements, buy-sell agreements, right of first refusal agreement), and (iv) persons having received shares pursuant to a Intermountain plan for directors and employees, prior to the filing of a registration statement to register the shares under such plan.

Special Meetings of Shareholders

      The Bylaws provide that special meetings of shareholders may be called by the Chairman of the Board of Directors, the Board of Directors, or shareholders holding at least 20% of the shares entitled to vote at the meeting.

Board of Directors

      The Articles and the Bylaws provide for a minimum of five (5) and a maximum of fifteen (15) directors. If the Board consists of less than nine (9) directors, the terms of directors will expire at the next annual meeting of shareholders following their election. If the Board consists of nine (9) or more directors, then the directors will be classified with respect to the time they hold office into three separate classes, as nearly equal in size as possible with staggered three-year terms. At each annual meeting of the shareholders, successors to the directors whose terms expire at that annual meeting are elected for a three-year term. As a result, approximately one-third of the Board of Directors will be elected each year.

Removal of Directors

      Intermountain’s Articles of Incorporation and Bylaws provide that any director may be removed for “cause” from office if the affirmative vote of the shareholders entitled to vote exceeds the number of votes against removal of the director. Cause is defined in the Articles of Incorporation as (i) receipt of a financial benefit to which he or she is not entitled; (ii) an intentional infliction of harm to Intermountain or its shareholders; (iii) a violation of § 30-1-833, Idaho Code (unlawful distributions), or (iv) an intentional violation of criminal law.

Anti-Takeover Provisions

      The Articles of Incorporation include a “super-majority” provision, requiring that if a merger or share exchange requires shareholder approval, then the holders of two-thirds of Intermountain common stock must approve such merger or share exchange. This provision may not be amended unless first approved by shareholders holding two-thirds of the shares of Intermountain common stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS

      Both Intermountain and Snake River are incorporated under Idaho law. Rights of shareholders in each corporation, therefore, are governed by Idaho corporate law. In addition, rights of Snake River shareholders are governed by Snake River’s articles of incorporation and bylaws, and rights of Intermountain shareholders are governed by Intermountain’s articles of incorporation and bylaws.

      Upon consummation of the merger, Snake River shareholders will become shareholders of Intermountain, and, as such, their rights will be governed by Intermountain’s articles of incorporation and bylaws and Idaho corporate law. The following is a summary of differences between the rights of Intermountain shareholders under the Intermountain articles of incorporation and bylaws and the rights of Snake River shareholders under the Snake River articles of incorporation and bylaws. This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders and is qualified in its entirety by reference to governing law and the articles and bylaws of each corporation.

Number of Directors

      Intermountain. Intermountain’s articles provide for not fewer than five (5) nor more than fifteen (15) persons on the board of directors. Intermountain’s board currently consists of twelve (12) directors, although that number will be increased to fourteen (14) upon completion of the merger.

      Snake River. Snake River’s bylaws provide for not fewer than five (5) nor more than fifteen (15) persons on the board of directors. Snake River’s board currently consists of twelve (12) directors.

Classification of Directors

      Intermountain. Under the Intermountain articles, in the event that the number of directors is fixed at nine (9) or more, the directors will be divided into three separate classes, with one class up for re-election each year. The board currently is staggered, consisting of twelve (12) directors and will remain staggered upon completion of the merger when the number will be increased to fourteen (14). This staggered board could make it more difficult to gain control of the Intermountain board during an attempted takeover of the corporation.

      Snake River. Under the Snake River articles, in the event that the number of directors is fixed at nine (9) or more, the directors will be divided into three separate classes with one class up for re-election each year. As with Intermountain, Snake River’s board is currently staggered.

Removal of Directors

      Intermountain. Under Intermountain’s bylaws, shareholders may remove a director only for cause, if the number of votes cast to remove the director exceed the number of votes cast not to remove the director. The removal must take place at a meeting called for the purpose of removing the director or directors. “Cause” exists if there is a receipt of a financial benefit of which he or she is not entitled; an intentional infliction of harm to Intermountain or its shareholders; or an intentional violation of the law.

      Snake River. Shareholders of Snake River may remove a director or directors with or without cause, by a vote of the holders of a majority of the shares of outstanding common stock, at any regular or special meeting called for that purpose. A new director or directors may then by elected at the same meeting.

Special Meetings

      Intermountain. Under Intermountain’s bylaws, a special meeting of shareholders can be called by the chair of the board of directors, the board of directors, or the holders of not less than 20% of Intermountain’s outstanding common stock.

      Snake River. Under Snake River’s bylaws, a special meeting of shareholders can be called by the president, by a majority vote of the board, or by the holders of not less than twenty 20% of Snake River’s outstanding common stock.

Limits on Director Liability

      Intermountain. The articles of Intermountain provide that the directors will not be held liable to the corporation except in cases involving participation in a transaction from which the director receives a benefit to which the director is not legally entitled, an intentional infliction of harm to the corporation or its shareholders, or an intentional violation of criminal law.

      Snake River. The articles of Snake River provide that directors of the corporation will not be held liable to the corporation except in cases involving participation in a transaction from which the director receives a benefit to which the director is not legally entitled, breaches of the duty of loyalty to the corporation or its shareholders, act or omissions not in good faith, involving intentional misconduct or knowing violations of the law, or payments of unlawful dividend, stock purchases or redemptions.

Indemnification

      Intermountain. The articles of Intermountain provide for indemnification of current and past directors (including directors who are officers) for certain expenses and costs in suits to which such person is made or threatened to be made a party because such person was a director of the corporation. Indemnification is not permitted, however, in cases involving intentional misconduct or a knowing violation of law, unlawful distributions from the corporation, or participation in a transaction from which the director will receive a benefit to which he or she is not legally entitled.

      Snake River. The articles of Snake River provide for indemnification to the fullest extent allowed by the Idaho Business Corporation Act, for certain expenses and costs in suits to which such person is made or threatened to be made a party because such person was a director of the corporation.

Restriction of Transfer of Shares

      Intermountain. Intermountain’s articles and bylaws do not provide any specific limitations on its ability to transfer shares, nor require its shares to bear a restrictive legend.

      Snake River. Snake River’s articles and bylaws provide that its shareholders are limited to fewer than 500 at all times. To enforce this limitation, consent by Snake River is required for any proposed stock transfer, or to approve any transferee, if the result of the stock transfer is to increase the number of shareholders to 500 or more. Snake River will not recognize or register on its stock ledger any stock transfer which would violate this restriction. In addition, all stock certificates are required to bear a restrictive legend.

Potential Antitakeover Provisions

      The articles of Intermountain contain a provision permitting the board of directors to consider nonmonetary factors in evaluating proposed tender offers, mergers, consolidations, or sales of substantially all the corporation’s assets, including social, legal, and economic effects on employees, customers, suppliers, and communities of the corporation and its subsidiaries. These provisions increase the bases on which the board of directors can reject proposed business combination transactions. The Snake River articles do not contain this provision.

      Idaho corporate law contains additional requirements for board approval of certain transactions with substantial shareholders for a period of five years following their acquisition of 10% or more of the corporation’s outstanding shares. These requirements of Idaho law apply to both Intermountain and Snake River, and could make it more difficult for a substantial shareholder to gain control of the corporation.

      Under Idaho corporate law, a merger in which the corporation will not be the surviving corporation, share exchange, or sale of substantially all of a corporation’s assets must be approved by a majority of the corporation’s shares entitled to vote. Intermountain’s articles require approval by two-thirds of all votes entitled to be cast for mergers that require approval by Intermountain shareholders. In addition, approval of two-thirds of all votes entitled to be cast is required to amend or repeal this two-thirds approval requirement if the merger is required to seek shareholder approval. This voting requirement could make it more difficult to complete change-in-control transactions involving Intermountain.

LEGAL OPINIONS

      The validity of the Intermountain common stock to be issued in the merger is being passed upon by Moffatt, Thomas, Barrett, Rock & Fields, Chartered. Graham & Dunn PC has delivered an opinion concerning certain federal income tax consequences of the merger.

EXPERTS

      The consolidated financial statements of Intermountain Community Bancorp as of December 31, 2003 and 2002, and for the three years in the period ended December 31, 2003 included in this proxy statement/prospectus have been audited by BDO Seidman, LLP, independent registered public accountants, to the extent and for the periods set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

      The Snake River board is not aware of any other business to come before the special meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the special meeting, it is intended that the Snake River proxy may be voted in respect thereof in accordance with the judgment of the person or persons voting the proxy.

INTERMOUNTAIN FINANCIAL STATEMENTS

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2004	2003

	(Dollars in thousands)
ASSETS
Cash and cash equivalents:
Interest bearing	$24	$14
Non-interest bearing and vault	14,519	10,226
Restricted	1,474	995
Federal funds sold	10,665	5,710
Interest bearing certificates of deposit	—	298
Available for sale securities, at fair value	87,664	76,601
Held to maturity securities, at amortized cost	3,264	3,336
Federal Home Loan Bank of Seattle (FHLB) stock, at cost	1,091	642
Loans held for sale	3,493	3,287
Loans receivable, net	316,333	287,256
Accrued interest receivable	2,960	2,694
Office properties and equipment, net	9,874	9,442
Bank-owned life insurance	5,509	5,381
Goodwill	1,150	1,150
Other intangible assets	607	642
Prepaid expenses and other assets, net	3,206	2,085

Total assets	$461,833	$409,759

LIABILITIES
Deposits	$393,344	$344,866
Securities sold subject to repurchase agreements	12,349	17,155
Advances from Federal Home Loan Bank	5,000	5,000
Cashiers checks issued and payable	4,710	4,814
Accrued interest payable	541	332
Other borrowings	16,527	8,279
Accrued expenses and other liabilities	1,221	2,235

Total liabilities	433,692	382,681
Commitments and contingent liabilities
STOCKHOLDERS’ EQUITY:
Common stock, no par value; 7,084,000 shares authorized; 3,219,141 and 3,164,973 shares issued and outstanding	16,718	16,390
Treasury stock, at cost (2,093 shares)	(47)	0
Accumulated other comprehensive income	(944)	275
Retained earnings	12,414	10,413

Total stockholders’ equity	28,141	27,078

Total liabilities and stockholders’ equity	$461,833	$409,759

The accompanying notes are an integral part of the consolidated financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

	(Dollars in thousands, except per share data)
Interest income:
Loans	$5,598	$4,976	$10,823	$9,357
Investments	803	651	1,545	1,339

Total interest income	6,401	5,627	12,368	10,696

Interest expense:
Deposits	1,063	1,109	2,055	2,203
Short-term borrowings	274	221	469	366

Total interest expense	1,337	1,330	2,524	2,569

Net interest income	5,064	4,297	9,844	8,127
Provision for losses on loans	(693)	(570)	(829)	(644)
Net interest income after provision for losses on loans	4,371	3,727	9,015	7,483

Other income:
Fees and service charges	1,558	1,454	2,738	2,550
Bank owned life insurance	63	45	127	114
Other income (expense)	239	119	369	161

Total other income	1,860	1,618	3,234	2,825
Operating expenses	4,831	4,030	9,147	7,594

Income before income taxes	1,400	1,315	3,102	2,714
Income tax provision	(474)	(427)	(1,101)	(960)

Net income	$926	$888	$2,001	$1,754

Earnings per share — basic	$0.29	$0.28	$0.63	$0.56

Earnings per share — diluted	$0.26	$0.26	$0.56	$0.52

Weighted average shares outstanding — basic	3,214,232	3,145,914	3,197,507	3,145,960
Weighted average shares outstanding — diluted	3,585,291	3,406,862	3,572,674	3,374,218

The accompanying notes are an integral part of the consolidated financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,

	2004	2003

	(Dollars in thousands)
Cash flows from operating activities:
Net income	$2,001	$1,754
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	532	450
Stock issued as compensation	—	157
Net amortization of premiums on securities	266	541
Stock dividends on FHLB stock	(16)	(132)
Provisions for losses on loans	829	644
Amortization of core deposit intangibles	33	29
Loss on sale of investments	13	(23)
Gain (Gain) on sale of loans	(12)	—
Net accretion of loan discounts and premiums	(122)	(167)
Increase in cash surrender value of bank-owned life insurance	(127)	(137)
Change in (net of acquisition of business):
Loans held for sale	(206)	570
Accrued interest receivable	(266)	(167)
Prepaid expenses and other assets	(88)	(594)
Accrued interest payable	209	26
Accrued expenses and other liabilities	(1,118)	573

Net cash provided by operating activities	1,928	3,524

Cash flows from investing activities:
Purchases of available-for-sale securities	(39,602)	(36,704)
Proceeds from calls or maturities of available-for-sale securities	18,475	23,376
Principal payments on mortgage-backed securities	7,814	8,088
Purchases of held-to-maturity securities	(161)	(540)
Proceeds from calls or maturities of held-to-maturity securities	199	5
Proceeds from sale of FHLB stock	—	8
Origination of loans, net of principal payments	(31,313)	(29,052)
Proceeds from sale of loans	1,543	—
Net cash and cash equivalents acquired as part of acquisition	—	14,710
Proceeds from sale of properties and equipment	—	111
Purchase of office properties and equipment	(964)	(1,497)
Net change in federal funds sold	(4,955)	(13,640)
Purchase of FHLB stock	(433)	—
Proceeds from matured of certificates of deposit	298	396
Net (increase) decrease in restricted cash	(479)	1,890
Investment in affiliate	(248)	(249)

Net cash used in investing activities	(49,826)	(33,098)

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Six Months Ended
	June 30,

	2004		2003

	(Dollars in thousands)
Cash flows from financing activities:
Net increase in demand, money market and savings deposits		$32,741	$12,837
Net increase in certificates of deposit		15,737	8,066
Net change in repurchase agreements		(4,806)	(366)
Proceeds from exercise of stock options		328	124
Repurchase of stock		(47)	(399)
Proceeds from debenture issuance		8,248	8,279
Proceeds from FHLB borrowings		—	5,000

Net cash provided by financing activities		52,201	33,541

Net change in cash and cash equivalents		4,303	3,967
Cash and cash equivalents, beginning of period		10,240	8,691

Cash and cash equivalents, end of period		$14,543	$12,658

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest		$2,315	$2,409
Income taxes		1,431	1,054
Noncash investment and financing activities:
Cancellation of treasury stock	$		$399
Net liabilities assumed from business combination			16,567

The accompanying notes are an integral part of the consolidated financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months		Six Months Ended
	Ended June 30,		June 30,

	2004	2003	2004	2003

	(Dollars in thousands)
Net income	$926	$888	$2,001	$1,754

Other comprehensive income (loss):
Change in unrealized gains (losses) on investments, net of reclassification adjustments	(2,406)	134	(2,005)	(80)
Less deferred income tax benefit (provision)	944	(52)	786	18

Net other comprehensive income (loss)	(1,462)	82	(1,219)	(62)

Comprehensive income (loss)	$(536)	$970	$782	$1,692

The accompanying notes are an integral part of the consolidated financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of Presentation:

      The foregoing unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, these financial statements do not include all of the disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003. In the opinion of management, the unaudited interim consolidated financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods presented.

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of Intermountain Community Bancorp’s (“Intermountain’s”) consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of Intermountain’s consolidated financial position and results of operations.

2.     Other Borrowings:

      The components of other borrowings are as follows (in thousands):

	June 30,	December 31,
	2004	2003

Term note payable(1)	$8,279	$8,279
Term note payable(2)	8,248	—

Total other borrowings	$16,527	$8,279

(1)	In January 2003, Intermountain issued $8.0 million of debentures through its subsidiary Intermountain Statutory Trust I. The debt associated with these securities bear interest at 6.75%, interest only, is paid quarterly starting in June 2003, the debt is callable by Intermountain in March 2008 and matures in March 2033.

(2)	In March, 2004 Intermountain issued an additional $8.0 million of debentures through its subsidiary Intermountain Statutory Trust II. The debt associated with these securities bear interest based on LIBOR with a beginning rate of 3.91%, adjusted and paid quarterly (rate at June 30, 2004, 3.91%). These debentures are callable by Intermountain in March 2009 and mature in March 2034.

Intermountain’s obligations under the above debentures issued by its subsidiaries constitute a full and unconditional guarantee by Intermountain of the Statutory Trusts’ obligations under the Trust Preferred Securities. In accordance with Financial Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN No. 46R”), the trusts are not consolidated and the debentures and related amounts are treated as debt of Intermountain.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Earnings Per Share:

      The following table presents the basic and diluted earnings per share computations:

	Three Months Ended June 30,

	2004			2003

	Net	Weighted	Per Share	Net	Weighted	Per Share
	Income	Avg. Shares	Amount	Income	Avg. Shares	Amount

	(Dollars in thousands, except per share amounts)
Basic computations	$926	3,214,232	$0.29	$888	3,145,914	$0.28
Effect of dilutive securities:
Common stock options		371,059	(0.03)		260,948	(0.02)

Diluted computations	$926	3,585,291	$0.26	$888	3,406,862	$0.26
Antidilutive options not included in diluted earnings per share		—			—

	Six Months Ended June 30,

	2004			2003

	Net	Weighted	Per Share	Net	Weighted	Per Share
	Income	Avg. Shares	Amount	Income	Avg. Shares	Amount

	(Dollars in thousands, except per share amounts)
Basic computations	$2,001	3,197,507	$0.63	$1,754	3,145,960	$0.56
Effect of dilutive securities:
Common stock options		375,167	(0.07)		228,258	(0.04)

Diluted computations	$2,001	3,572,674	$0.56	$1,754	3,374,218	$0.52
Antidilutive options not included in diluted earnings per share		15,297			—

4.     Operating Expenses:

      The following table details Intermountain’s components of total operating expenses:

	Three Months		Six Months Ended
	Ended June 30,		June 30,

	2004	2003	2004	2003

	(Dollars in thousands)
Salaries and employee benefits	$2,821	$2,457	$5,365	$4,664
Occupancy expense	611	558	1,234	1,037
Other expense	513	344	955	684
Fees and service charges	297	222	580	395
Printing, postage and supplies	216	197	395	404
Legal and accounting	243	135	393	218
Advertising	130	117	225	192

Total operating expenses	$4,831	$4,030	$9,147	$7,594

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Stock Options:

      As allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), Intermountain has elected to retain the compensation measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and its related interpretations, for stock options. Under APB No. 25, compensation cost is recognized at the measurement date of the amount, if any, that the quoted market price of Intermountain’s common stock exceeds the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known.

      Had compensation cost for Intermountain’s plans been determined based on the fair value at the grant dates for awards under the plans, Intermountain’s reported net income and earnings per share would have been changed to the pro forma amounts indicated below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

	(Dollars in thousands, except per share amounts)
Reported net income	$926	$888	$2,001	$1,754
Add back: Stock-based employee compensation expense, net of related tax effects	—	96	—	96
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	34	137	74	166

Pro forma	$892	$847	$1,927	$1,684

Basic earnings per share:
Reported earnings per share	$0.29	$0.28	$0.63	$0.56
Stock-based employee compensation, fair value	(0.01)	(0.01)	(0.03)	(0.02)

Pro forma earnings per share	$0.28	$0.27	$0.60	$0.54

Diluted earnings per share:
Reported earnings per share	$0.26	$0.26	$0.56	$0.52
Stock-based employee compensation, fair value	(0.01)	(0.01)	(0.02)	(0.02)

Pro forma earnings per share	$0.25	$0.25	$0.54	$0.50

6.     Subsequent Events

      The Company announced the signing of a definitive merger agreement under which Intermountain Community Bancorp will merge with Snake River Bancorp, Inc., with Intermountain as the resulting entity in a cash and stock deal valued at $17.1 million, based on the Intermountain’s closing price of $25 as of July 23, 2004. Terms of the agreement call for Intermountain Community Bancorp to pay, in the aggregate, $4.5 million in cash and issue 504,305 shares of common stock. The transaction is expected to be accretive to Intermountain Community Bancorp’s 2005 earnings. Completion of the transaction is expected to occur in the fourth quarter of 2004, subject to regulatory approval and approval by the shareholders of Snake River Bancorp, Inc.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     New Accounting Policies:

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). In December 2003, the FASB issued a revision to this interpretation (“FIN No. 46(r)”). FIN No. 46(r) clarifies the application of Accounting Research Bulletin No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Intermountain adopted FIN 46(r) effective January 1, 2004. As a result of the issuance of FIN No. 46(r) and the accounting profession’s application of the guidance provided by the FASB, issuer trusts, like Intermountain Statutory Trust I and Intermountain Statutory Trust II (collectively referred to as the trusts), are generally variable interest entities. We have determined that we are not the primary beneficiaries under the trusts, and accordingly Intermountain will not consolidate the financial statements of the Trusts into its consolidated financial statements. The amounts payable to these trusts continue to be treated as other borrowings.

      In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. Intermountain believes the implementation of SOP No. 03-3 will not have a material effect on Intermountain’s consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

InterMountain Community Bancorp
Sandpoint, Idaho

      We have audited the accompanying consolidated balance sheets of InterMountain Community Bancorp and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterMountain Community Bancorp and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Spokane, Washington

February 13, 2004, except for Note 21, as to which the date is March 25, 2004.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

ASSETS
Cash and cash equivalents:
Interest bearing	$14,502	$14,930
Non-interest bearing and vault	10,225,903	8,679,357
Restricted	995,000	2,736,000
Federal funds sold	5,710,000	3,510,000
Interest bearing certificates of deposit	298,000	1,090,000
Available-for-sale securities, at fair value	76,601,470	51,794,212
Held-to-maturity securities, at amortized cost	3,336,234	2,961,956
Federal Home Loan Bank of Seattle stock, at cost	641,600	502,000
Loans held for sale	3,286,652	5,319,889
Loans receivable, net	287,256,095	194,774,076
Accrued interest receivable	2,694,205	1,974,478
Office properties and equipment, net	9,442,369	8,165,501
Bank-owned life insurance	5,381,340	5,108,569
Goodwill	1,150,493	—
Other intangibles	642,195	—
Prepaid expenses and other assets, net	1,834,581	781,596

Total assets	$409,510,639	$287,412,564

LIABILITIES
Deposits	$344,865,680	$243,583,079
Securities sold subject to repurchase agreements	17,155,555	15,970,377
Advances From Federal Home Loan Bank	5,000,000	—
Cashier checks issued and payable	4,813,806	2,498,258
Accrued interest payable	331,781	297,827
Other borrowings	8,030,000	—
Accrued expenses and other liabilities	2,235,418	1,147,443

Total liabilities	382,432,240	263,496,984

Commitments and contingent liabilities (Notes 14, 15 and 21)
Stockholders’ Equity
Common stock, 7,084,000 shares authorized; 3,164,973 and 1,429,899 shares issued and outstanding	16,390,193	3,574,748
Additional paid-in-capital	—	8,920,346
Accumulated other comprehensive income	274,500	779,722
Retained earnings	10,413,706	10,640,764

Total stockholders’ equity	27,078,399	23,915,580

Total liabilities and stockholders’ equity	$409,510,639	$287,412,564

See accompanying summary of accounting policies and notes to consolidated financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,

	2003	2002	2001

Interest income:
Loans	$19,895,779	$14,016,930	$12,392,752
Investments	2,637,188	2,770,090	3,920,436

Total interest income	22,532,967	16,787,020	16,313,188

Interest expense:
Deposits	4,216,993	3,632,031	5,576,969
Other borrowings	499,868	—	—
Short-term borrowings	253,091	286,938	546,111

Total interest expense	4,969,952	3,918,969	6,123,080

Net interest income	17,563,015	12,868,051	10,190,108
Provision for losses on loans	(954,683)	(1,607,210)	(1,133,624)

Net interest income after provision for losses on loans	16,608,332	11,260,841	9,056,484

Other income:
Fees and service charges	5,320,865	3,493,297	2,468,091
Bank Owned Life Insurance	272,771	108,569	—
Other income	390,988	629,848	159,548

Total other income	5,984,624	4,231,714	2,627,639

Operating expenses:
Salaries and employee benefits	10,377,575	7,441,874	5,644,289
Occupancy expense	2,492,445	1,703,732	1,346,965
Printing, postage and supplies	803,306	575,450	492,390
Other expense	1,467,304	915,572	550,395
Fees and service charges	885,693	396,514	299,693
Advertising	480,095	318,288	218,726
Legal and accounting	520,131	237,414	207,690

Total operating expenses	17,026,549	11,588,844	8,760,148

Income before income taxes	5,566,407	3,903,711	2,923,975
Income tax provision	1,905,897	1,313,807	959,537

Net income	$3,660,510	$2,589,904	$1,964,438

Earnings per share — basic	$1.16	$0.83	$0.64

Earnings per share — diluted	$1.08	$0.80	$0.62

Weighted average shares outstanding — basic	3,156,846	3,112,382	3,056,176

Weighted average shares outstanding — diluted	3,390,603	3,257,265	3,154,705

See accompanying summary of accounting policies and notes to consolidated financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,

	2003	2002	2001

Net income	$3,660,510	$2,589,904	$1,964,438
Other comprehensive income (loss):
Change in unrealized gains (losses) on investments, net of reclassification adjustments	(830,957)	(176,078)	1,595,965
Less deferred income tax benefit (provision)	325,735	69,023	(625,729)

Net other comprehensive income (loss)	(505,222)	(107,055)	970,236

Comprehensive income	$3,155,288	$2,482,849	$2,934,674

See accompanying summary of accounting policies and notes to consolidated financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

					Accumulated
	Common Stock		Additional		Other		Total Stock-
			Paid-In	Treasury	Comprehensive	Retained	holders’
	Shares	Amount	Capital	Stock	Income (loss)	Earnings	Equity

Balance, January 1, 2001	1,217,668	$3,044,170	$4,502,190	$(1,103,261)	$(83,459)	$11,749,621	$18,109,261
Net income	—	—	—	—	—	1,964,438	1,964,438
Shares issued upon exercise of stock options	4,730	11,825	8,024	—	—	—	19,849
Net unrealized gain on investments	—	—	—	—	970,236	—	970,236
Common stock dividend (10%)	115,856	289,640	1,795,786	—	—	(2,085,426)	—
Fractional share redemption	(145)	(362)	(2,018)	—	—	—	(2,380)
Tax benefit associated with stock options	—	—	38,280	—	—	—	38,280

Balance, December 31, 2001	1,338,109	3,345,273	6,342,262	(1,103,261)	886,777	11,628,633	21,099,684
Net income	—	—	—	—	—	2,589,904	2,589,904
Common stock issued for compensation	13,947	34,868	244,791	—	—	—	279,659
Shares issued upon exercise of stock options	9,224	23,060	19,445	—	—	—	42,505
Net unrealized loss on investments	—	—	—	—	(107,055)	—	(107,055)
Cancellation of treasury stock	(59,103)	(147,758)	—	1,103,261	—	(955,503)	—
Common stock dividend (10%)	127,900	319,750	2,302,520	—	—	(2,622,270)	—
Fractional share redemption	(178)	(445)	(3,327)	—	—	—	(3,772)
Tax benefit associated with stock options	—	—	14,655	—	—	—	14,655

Balance, December 31, 2002	1,429,899	$3,574,748	$8,920,346	$—	$779,722	$10,640,764	$23,915,580

See accompanying summary of accounting policies and notes to consolidated financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2003, 2002, and 2001

					Accumulated
	Common Stock		Additional		Other		Total Stock-
			Paid-In	Treasury	Comprehensive	Retained	holders’
	Shares	Amount	Capital	Stock	Income (loss)	Earnings	Equity

Balance, December 31, 2002	1,429,899	$3,574,748	$8,920,346	$—	$779,722	$10,640,764	$23,915,580
Net income	—	—	—	—	—	3,660,510	3,660,510
Common stock issued for compensation	7,732	19,330	154,670	—	—	—	174,000
Shares issued upon exercise of stock options	19,177	36,668	170,420	—	—	—	207,088
Net unrealized loss on investments	—	—	—	—	(505,222)	—	(505,222)
Repurchase and cancellation of treasury stock	(15,360)	(38,400)	—	—	—	(360,595)	(398,995)
Common stock dividend (10%)	143,431	358,578	3,168,395	—	—	(3,526,973)	—
Fractional share redemption	(146)	(367)	(3,595)	—	—	—	(3,962)
Tax benefit associated with stock options	—	—	29,400	—	—	—	29,400
Recapitalization	1,580,240	12,439,636	(12,439,636)	—	—	—	—

Balance, December 31, 2003	3,164,973	$16,390,193	$—	$—	$274,500	$10,413,706	$27,078,399

See accompanying summary of accounting policies and notes to consolidated financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net income	$3,660,510	$2,589,904	$1,964,438
Adjustments to reconcile net income to net cash provided by operating activities:
Stock issued as compensation	174,000	279,659	—
Depreciation and amortization	1,225,325	866,881	699,328
Net amortization of premiums on securities	694,911	153,032	95,262
Stock dividends on FHLB stock	(139,600)	(2,900)	(25,400)
Provisions for losses on loans	954,683	1,607,210	1,133,624
Amortization of core deposit intangibles	64,805	—	—
Net accretion of loan discount	(207,457)	—	—
Gain on sale of loans and investments	(39,081)	(444,416)	(94,116)
Deferred income tax benefit	(305,648)	(83,185)	(221,793)
Increase in cash surrender value of bank-owned life insurance	(272,771)	(108,569)	—
Change in (net of acquisition of business):
Loans held for sale	2,033,237	(3,282,858)	(2,037,031)
Accrued interest receivable	(410,306)	201,920	(41,371)
Prepaid expenses and other assets	(180,395)	(369,742)	52,344
Accrued interest payable	(100,668)	(231,976)	(163,756)
Accrued expenses and other liabilities	3,127,935	140,279	(26,901)

Net cash provided by operating activities	10,279,480	1,315,239	1,334,628

Cash flows from investing activities:
Net change in certificates of deposit with other institutions	792,000	(1,090,000)	—
Purchases of available-for-sale securities	(74,690,968)	(24,594,665)	(19,636,734)
Proceeds from calls or maturities of available-for-sale securities	36,547,419	25,463,902	21,483,808
Principal payments on mortgage-backed securities	16,469,320	2,258,322	2,083,467
Purchases of held-to-maturity securities	(1,468,619)	(664,457)	(1,025,374)
Proceeds from calls or maturities of held-to-maturity securities	1,081,143	1,555,723	1,321,647
Net increase in loans receivable	(53,849,624)	(39,284,958)	(44,169,599)
Net cash and cash equivalents acquired as part of acquisition	14,709,222	—	—
Purchase of bank-owned life insurance	—	(5,000,000)	—
Purchase of office properties and equipment	(2,245,243)	(3,103,956)	(1,880,608)
Proceeds from sales of office properties and equipment	110,559	9,299	—
Improvements and other changes in real estate owned	(523,244)	(43,693)	—
Proceeds from sale of other real estate owned	166,491	135,702	332,483
Net change in federal funds sold	(2,200,000)	(3,510,000)	—
Net (increase) decrease in restricted cash	1,741,000	(1,046,000)	(1,036,000)

Net cash used in investing activities	(63,360,544)	(48,914,781)	(42,526,910)

See accompanying summary of accounting policies and notes to consolidated financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,

	2003	2002	2001

Cash flows from financing activities:
Net increase in demand, money market and savings deposits	$32,158,485	$39,573,704	$14,318,804
Net increase in certificates of deposit	8,453,055	11,467,305	6,450,728
Net change in federal funds purchased	—	(6,000,000)	6,000,000
Proceeds from other borrowings	8,030,000	—	—
Proceeds from FHLB advances	5,000,000	—	—
Net change in repurchase agreements	1,185,178	2,888,899	11,324,843
Proceeds from exercise of stock options	207,088	42,505	19,849
Retirement of treasury stock	(398,995)	—	—
Redemption of fractional shares of common stock	(3,962)	(3,772)	(2,380)

Net cash provided by financing activities	54,630,849	47,968,641	38,111,844

Net increase (decrease) in cash and cash equivalents	1,549,785	369,099	(3,080,438)
Cash and cash equivalents, beginning of year	8,690,620	8,321,521	11,401,959

Cash and cash equivalents, end of year	$10,240,405	$8,690,620	$8,321,521

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$4,183,039	$4,150,945	$6,286,837
Income taxes	$1,930,000	$1,415,116	$1,170,000
Noncash investing and financing activities:
Common stock dividends	$3,526,973	$2,622,270	$2,085,426
Cancellation of treasury stock	$398,995	$1,103,261	$—
Net liabilities assumed from business combination	$16,566,715	$—	$—

See accompanying summary of accounting policies and notes to consolidated financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

SUMMARY OF ACCOUNTING POLICIES

Organization

      InterMountain Community Bancorp is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary (collectively “InterMountain” or “the Company”), Panhandle State Bank (the Bank). The Bank is a state chartered commercial bank under the laws of the state of Idaho. At December 31, 2003, the Bank has seven branch offices in northern Idaho, four in southwestern Idaho, and one branch in Oregon operating under the names of Panhandle State Bank and InterMountain Community Bank.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

      Cash equivalents are any highly liquid debt instrument with a remaining maturity of three months or less at the date of purchase. Cash and cash equivalents are on deposit with other banks and financial institutions in amounts that periodically exceed the federal insurance limit. InterMountain evaluates the credit quality of these banks and financial institutions to mitigate its credit risk.

      Restricted cash represents the required reserve balances maintained to comply with Federal Reserve Bank requirements.

Investments

      InterMountain classifies debt and equity investments as follows:

•	Available for Sale. Debt and equity investments that will be held for indefinite periods of time are classified as available for sale and are carried at market value. Market value is determined using published quotes or other indicators of value as of the close of business. Unrealized gains and losses that are considered temporary are reported, net of deferred income taxes, as a component of accumulated other comprehensive income or loss in stockholders’ equity until realized.

•	Federal Home Loan Bank of Seattle Stock. Federal Home Loan Bank (“FHLB”) of Seattle stock may only be redeemed by FHLB Seattle or sold to another member institution at par. Therefore, this investment is restricted and is carried at cost.

•	Held to Maturity. Investments in debt securities that management has the intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts.

      Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security. Realized gains and losses on sales of investments and mortgage-backed securities are recognized in the statement of income in the period sold using the specific identification method.

Loans Held for Sale

      Loans originated and intended for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through charges to income. The Company typically sells such loans without recourse.

      The Company records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The Company considers control surrendered when all conditions prescribed by SFAS No. 140 are met. Those conditions focus on whether the transferred assets are isolated beyond the reach of the Company and its creditors, the constraints on the transferee or beneficial interest holders, and the Company’s rights or obligations to reacquire transferred financial assets.

Loans Receivable

      Loans receivable that management of InterMountain has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance less any unearned income and an associated allowance for losses on loans. Unearned income includes deferred loan origination fees reduced by loan origination costs.

      Interest income is recognized over the term of the loans receivable based on the unpaid principal balance. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to make payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is then subsequently recognized only to the extent cash payments are received in excess of principal due.

Allowance for Losses on Loans

      The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

      A loan is considered impaired when based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.

Loan Origination and Commitment Fees

      Loan origination fees, net of direct origination costs, are deferred and recognized as interest income using the level interest yield method over the contractual term of each loan adjusted for actual loan prepayment experience.

      Loan commitment fees are deferred until the expiration of the commitment period unless management believes there is a remote likelihood that the underlying commitment will be exercised, in which case the fees are amortized to fee income using the straight-line method over the commitment period. If a loan commitment is exercised, the deferred commitment fee is accounted for in the same manner as a loan origination fee. Deferred commitment fees associated with expired commitments are recognized as fee income.

Other Real Estate Owned

      Properties acquired through, or in lieu of, foreclosure of defaulted real estate loans are carried at the lower of cost or fair value (less estimated costs to sell). Development and improvement costs related to the property are capitalized to the extent they are deemed to be recoverable. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less cost to sell. Expenses for maintenance and changes in the valuation allowance are charged to earnings. Other real estate owned is included with other assets on the consolidated balance sheet.

Office Properties and Equipment

      Office properties and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from two to thirty years. Expenditures for new properties and equipment and major renewals or betterments are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Upon sale or retirement, the cost and related accumulated depreciation are removed from the respective property or equipment accounts, and the resulting gains or losses are reflected in operations.

Bank-Owned Life Insurance

      Bank-owned life insurance (BOLI) is carried at the initial premium paid for the policies plus the increase in the cash surrender value.

Advertising and Promotion

      The Company expenses all costs associated with its advertising and promotional efforts as incurred. Those costs are included with operating expenses on the Consolidated Statements of Income.

Income Taxes

      InterMountain accounts for income taxes using the liability method, which requires that deferred tax assets and liabilities be determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities and tax attributes using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

      InterMountain files consolidated federal and state income tax returns with its subsidiary.

Goodwill and Other Intangibles

      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets with indefinite lives are not amortized, but are subject to impairment tests at least annually. Intangible assets with finite lives including core deposit intangibles are amortized over the estimated life of the depositor relationships acquired, currently ten years.

Earnings Per Share

      Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding increased by the additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

Stock-Based Compensation

      As allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” InterMountain has elected to retain the compensation measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and its related interpretations, for stock options. Under APB No. 25, compensation cost is recognized at the measurement date of the amount, if any, that the quoted market price of InterMountain’s common stock exceeds the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known.

      If compensation cost for InterMountain’s plans had been determined based on the fair value at the grant dates for awards under the plans, InterMountain’s reported net income and income per share would have been reduced to the pro forma amounts indicated below for the years ended December 31, 2003, 2002, and 2001:

	Years Ended December 31,

	2003	2002	2001

Reported net income:	$3,660,510	$2,589,904	$1,964,438
Add back: Stock-based employee compensation expense, net of related tax effects	105,653	169,809	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(215,475)	(292,062)	(194,814)

Pro forma	$3,550,688	$2,467,651	$1,769,624

Basic earnings per share:
Reported earnings per share	$1.16	$0.83	$0.64
Stock-based employee compensation, fair value	(0.04)	(0.04)	(0.06)

Pro forma earnings per share	$1.12	$0.79	$0.58

Dilutive earnings per share:
Reported earnings per share	$1.08	$0.80	$0.62
Stock-based employee compensation, fair value	(0.03)	(0.04)	(0.06)

Pro forma earnings per share	$1.05	$0.76	$0.56

      The weighted average fair value of options granted during the years ended December 31, 2003, 2002, and 2001 was $5.04, $4.71 and $5.40 respectively.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	2003	2002	2001

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	46.6%	18.4%	17.0%
Risk free interest rates	4.0%	5.2%	6.0%
Expected option lives	5 years	5 years	5 years

Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, deferred tax assets and recoverability of goodwill and intangible assets.

Reclassifications

      Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on total stockholders’ equity or net income as previously reported.

Recent Accounting Pronouncements

      In December 2003, the FASB issued Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN No. 46R”), which provides further guidance on the accounting of variable interest entities. FIN No. 46R is effective the first quarter of 2004 with early adoption encouraged. InterMountain chose to adopt FIN No. 46R as of January 1, 2004 with no material effect on the consolidated financial statements.

      In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. InterMountain believes the implementation of SOP No. 03-3 will not have a material effect on InterMountain’s consolidated financial statements.

      In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus relating to the application of EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The new disclosure requirements are part of the EITF’s project to provide guidance on other-than-temporary impairment and its application to debt and equity investments. The requirements apply to investments in debt and marketable equity securities that are accounted for under SFAS No. 115 and to investments by not-for-profit entities accounted for under SFAS No. 124. The amendment to EITF No. 03-1 is effective for fiscal years ending after December 15, 2003. InterMountain adopted EITF No. 03-1 with no material impact on the financial statements. Additional disclosure provisions of the pronouncement can be found in Note 1.

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments other than minority interests entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS No.150 did not have a material effect on InterMountain’s consolidated financial statements.

      Effective January 1, 2003, the Company adopted FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain guarantees. FIN 45 also clarifies the requirements of FASB No. 5, “Accounting for Contingencies,” relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying (a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, or other variable) that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity and guarantees of a company’s own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions. The required FIN 45 disclosures have been incorporated into Note 14. The adoption of FIN 45 did not have a material impact on the Company’s financial statements.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Investments

      The amortized cost and fair values of investments are as follows:

	Available-for-Sale

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair Value/
	Cost	Gains	Losses	Carrying Value

December 31, 2003
U.S. treasury securities and obligations of U.S. government agencies	$36,503,018	$557,189	$(91,921)	$36,968,286
Mortgage-backed securities	34,171,436	99,867	(239,367)	34,031,936
Corporate bonds	5,475,536	146,212	(20,500)	5,601,248

	$76,149,990	$803,268	$(351,788)	$76,601,470

December 31, 2002
U.S. treasury securities and obligations of U.S. government agencies	$34,271,391	$1,126,023	$—	$35,397,414
Mortgage-backed securities	12,753,480	88,291	(20,249)	12,821,522
Corporate bonds	3,486,904	91,827	(3,455)	3,575,276

	$50,511,775	$1,306,141	$(23,704)	$51,794,212

	Held-to-Maturity

	Carrying
	Value/	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2003
State and municipal securities	$3,336,234	$45,220	$(23,781)	$3,357,673
December 31, 2002
State and municipal securities	$2,961,956	$62,454	$(323)	$3,024,087

      For the years ended December 31, 2003, 2002, and 2001 gross realized gains on sales of available-for-sale securities were $46,390, $426,476, and $64,863 with gross realized losses amounting to $7,309, $0, and $24,349 respectively.

      Securities with a fair value of approximately $22,152,000 and $19,885,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits, repurchase agreements and other purposes required and/or permitted by law.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003, the amortized cost and fair value of available-for-sale and held-to-maturity debt securities, by contractual maturity, follows:

	Available-for-Sale		Held-to-Maturity

	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value

One year or less	$8,984,426	$9,151,705	$6,305	$6,305
After one year through five years	27,004,620	27,467,318	2,444,922	2,476,503
After five years through ten years	5,989,508	5,950,511	885,007	874,865

	41,978,554	42,569,534	3,336,234	3,357,673
Mortgage-backed securities	34,171,436	34,031,936	—	—

	$76,149,990	$76,601,470	$3,336,234	$3,357,673

      Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

      The following table summarizes the duration of InterMountain’s unrealized losses on available-for-sale and held-to-maturity securities

	Less than 12 Months		Twelve months or longer		Total

		Unrealized		Unrealized		Unrealized
	Market Value	Losses	Market Value	Losses	Market Value	Losses

U.S. treasury securities and obligations of U.S. government agencies	$9,321,450	$91,921	$—	$—	$9,321,450	$91,921
Corporate bonds	1,979,500	20,500	—	—	1,979,500	20,500
State, and municipal securities	1,104,150	23,781	—	—	1,104,150	23,781
Mortgage-backed securities	20,243,756	238,475	171,322	892	20,415,078	239,367

Total	$32,648,856	$374,677	$171,322	$892	$32,820,178	$375,569

      InterMountain’s investment portfolios are managed to provide and maintain liquidity; to maintain a balance of high quality, diversified investments to minimize risk; to provide collateral for pledging; and to maximize returns. Management believes that all unrealized losses as of December 31, 2003 to be market driven, with no permanent sector or issuer credit concerns or impairments.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Loans Receivable

      The components of loans receivable are as follows:

December 31,	2003	2002

Commercial	$111,748,592	$83,774,935
Commercial real estate	103,646,823	61,096,927
Residential real estate	58,728,271	36,832,411
Consumer	16,551,947	13,853,498
Municipal	1,750,698	2,679,452

Total loans receivable	292,426,331	198,237,223
Allowance for loan losses	(5,117,722)	(3,259,451)
Deferred loan fees, net of direct origination costs	(52,514)	(203,696)

Loans receivable, net	$287,256,095	$194,774,076

Weighted average interest rate	6.60%	6.94%

      An analysis of the changes in the allowance for losses on loans is as follows:

December 31,	2003	2002	2001

Allowance for loan losses, beginning of year	$3,259,451	$2,573,801	$1,874,973
Acquired reserve-Ontario portfolio	1,624,351	—	—
Loans charged off	(1,117,332)	(1,002,988)	(532,753)
Recoveries	396,569	81,428	97,957
Provision for losses on loans	954,683	1,607,210	1,133,624

Allowance for loan losses, end of year	$5,117,722	$3,259,451	$2,573,801

      Loans that are not performing in accordance with their original contractual terms at December 31, 2003 and 2002 were approximately $174,000 and $609,000, respectively. The total allowance for losses related to these loans at December 31, 2003 and 2002 was $47,000 and $249,000, respectively.

      For loans on nonaccrual status, interest income of approximately $3,000, $11,000, and $85,000 was recorded for the years ended December 31, 2003, 2002, and 2001 respectively. If these nonaccrual loans had performed in accordance with their original contract terms, additional income of approximately $7,000, $104,000, and $66,000 would have been recorded for the years ended December 31, 2003, 2002, and 2001 respectively.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003, the contractual principal payments due on outstanding loans receivable are shown below. Actual payments may differ from expected payments because borrowers have the right to prepay loans, with or without prepayment penalties.

Year ending December 31,	Amount

2004	$131,206,526
2005	26,493,787
2006	25,961,602
2007	18,160,983
2008	18,201,215
Thereafter	72,402,218

$292,426,331

3.	Office Properties and Equipment

      The components of office properties and equipment as of December 31, 2003 and 2002, are as follows:

December 31,	2003	2002

Land	$2,127,409	$2,237,968
Buildings and improvements	6,414,574	5,247,649
Furniture and equipment	5,636,605	4,270,286

	14,178,588	11,755,903
Less accumulated depreciation	(4,736,219)	(3,590,402)

	$9,442,369	$8,165,501

      Depreciation expense for the years ended December 31, 2003, 2002, and 2001 was approximately $1,225,000, $867,000, and $699,000 respectively.

4.	Goodwill and Other Intangible Assets

      InterMountain has goodwill and core deposit intangible assets, which were recorded in connection with the acquisition of Orchard Bank during 2003. The value of the core deposit intangibles of $707,000 is amortized over the estimated useful life of the deposit relationship, currently ten years. At December 31, 2003, the net carrying value of core deposit intangibles was approximately $642,000. Amortization expense for the year ended December 31, 2003, was approximately $65,000, which represented accumulated amortization at December 31, 2003. Amortization expense for the next five years are expected to be $71,000 annually. Goodwill of approximately $1,150,000 is expected to be deductible for income tax purposes.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Deposits

      The components of deposits and applicable yields as of December 31, 2003 and 2002, are as follows:

December 31,	2003	2002

Demand	$76,438,798	$57,428,261
NOW and money market 0.1% to 3.4%	114,321,949	83,678,118
Savings and IRA 0.25% to 6.50%	45,807,463	26,062,180

	236,568,210	167,168,559
Certificate of deposit accounts
Up to 1.99%	51,070,539	10,551,769
2.00% to 2.99%	19,815,903	26,377,726
3.00% to 3.99%	19,663,833	33,566,897
4.00% to 4.99%	11,579,231	3,995,466
5.00% to 5.99%	3,755,936	478,293
6.00% to 6.99%	1,412,028	1,423,793
7.00% and over	1,000,000	20,576

	108,297,470	76,414,520

Total deposits	$344,865,680	$243,583,079

      The weighted average interest rate paid on certificate of deposit accounts was 2.57% and 2.88% at December 31 2003 and 2002, respectively.

      At December 31, 2003, the scheduled maturities of certificate of deposit accounts are as follows:

	Weighted Average
Year ending December 31,	Interest Rate	Amounts

2004	2.29%	$77,870,206
2005	3.08%	20,129,138
2006	3.49%	2,930,758
2007	4.18%	3,665,903
2008	3.12%	3,420,268
Thereafter	5.76%	281,197

		$108,297,470

      At December 31, 2003, the remaining maturities of certificate of deposit accounts with a minimum balance of $100,000 were as follows:

Amounts

Less than three months	$11,807,792
Three to six months	8,389,129
Six to twelve months	9,776,056
Over twelve months	13,466,962

$43,439,939

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of interest expense associated with deposits for the years ended December 31, are as follows:

	2003	2002	2001

NOW and money market accounts	$866,697	$1,072,141	$1,575,817
Savings accounts	424,980	390,440	524,521
Time deposit accounts	2,925,316	2,169,450	3,476,631

	$4,216,993	$3,632,031	$5,576,969

6.	Securities Sold Subject To Repurchase Agreements

      Securities sold under agreements to repurchase, which are classified as secured borrowings generally are short-term agreements. These agreements are treated as financing transactions and the obligations to repurchase securities sold are reflected as a liability in the consolidated financial statements. The dollar amount of securities underlying the agreements remains in the applicable asset account. These agreements have a weighed average interest rate of .58% and 2.05% at December 31, 2003 and 2002, respectively. All repurchase agreements mature on a daily basis. At December 31, 2003 and 2002, the Company pledged as collateral investments and mortgaged backed securities with aggregate amortized costs of $17.8 million and $15.5 million, respectively. These investments and mortgaged backed securities had market values of $18.3 million and $16.5 million at December 31, 2003 and 2002, respectively.

7.	Advances From Federal Home Loan Bank

      During June of 2003 the Bank obtained an advance from the Federal Home Loan Bank in the amount of $5,000,000. The note is due in 2008 with interest only payable monthly at 2.71%.

      Advances from FHLB Seattle are collateralized by certain qualifying loans with a carrying value of approximately $5,000,000 at December 31, 2003. The Bank’s credit line with FHLB Seattle is limited to a percentage of its total regulatory assets subject to collateralization requirements. At December 31, 2003, InterMountain had the ability to borrow an additional $29,300,000 from FHLB Seattle.

8.	Other Borrowings

      In January 2003 the Company issued $8.0 million of Trust Preferred securities through its subsidiary InterMountain Statutory Trust I. The debt associated with these securities bear interest at 6.75%, interest only, is paid quarterly starting in June 2003, the debt is callable by the Company in March 2008 and matures in March 2033.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Income Taxes

      The tax effects of the principal temporary differences giving rise to deferred tax assets and liabilities as of December 31, 2003 and 2002 were as follows:

	2003		2002

	Assets	Liabilities	Assets	Liabilities

Allowance for losses on loans	$1,250,943	$—	$1,047,358	$—
Investments	—	(176,978)	—	(476,608)
Office properties and equipment	—	(284,357)	—	(199,645)
Deferred compensation	141,481	—	—	—
Termination of licensing agreement	87,711	—	—	—
Other	—	(53,476)	—	(11,059)

Total deferred income taxes	$1,480,135	$(514,811)	$1,047,358	$(687,312)

      A valuation allowance against deferred tax assets has not been established as it is more likely than not that these assets will be realized through the refund of prior years’ taxes or the generation of future taxable income. Net deferred tax assets of approximately $965,000 and $360,000, as of December 31, 2003 and 2002, respectively, are included in other assets.

      The components of InterMountain’s income tax provision are as follows:

Years Ended December 31,	2003	2002	2001

Current income taxes:
Federal	$1,918,776	$1,266,584	$1,063,214
State	292,769	130,408	118,116

	2,211,545	1,396,992	1,181,330
Deferred tax benefit	(305,648)	(83,185)	(221,793)

	$1,905,897	$1,313,807	$959,537

      A reconciliation of the income tax provision and the amount of income taxes computed by applying the statutory federal corporate income tax rate to income before income taxes for the years ended December 31, 2003, 2002 and 2001, are as follows:

	2003		2002		2001

	Amount	%	Amount	%	Amount	%

Income tax provision at federal statutory rate	$1,892,578	34.0%	$1,327,262	34.0%	$994,152	34.0%
Tax effect of:
State taxes (net of federal tax benefit)	156,645	2.8%	78,018	2.0%	50,847	1.7%
Tax exempt income and other, net	(143,326)	(2.6)%	(91,473)	(2.3)%	(85,462)	(2.9)%

	$1,905,897	34.2%	$1,313,807	33.7%	$959,537	32.8%

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Stock Options

      On August 18, 1999, the shareholders of InterMountain approved two stock option plans, one for certain key employees of the Bank and another for the Directors of InterMountain. The incentive stock option plan for certain key employees of the Bank replaced a 10-year plan that expired in February, 1998.

      In April 2001, the Board of Directors amended the 1999 Employee Stock Option Plan to provide for 190,000 shares of common stock in InterMountain to be granted as either qualified or nonqualified incentive stock options at a price no less than the book value of the common stock at the time of issue. Additionally, if the grant is an incentive option to an employee owning 10 percent or more of common stock, then the issue price cannot be less than 110 percent of the fair market value of the common stock at the time of issue. These options vest over a period up to five years and expire in 10 years. Options for a total of 174,766 shares were granted under the 1988 Employee Stock Option Plan and 75,455 remain outstanding as of December 31, 2003.

      At a shareholder meeting held on December 17, 2003, an amendment to increase the number of shares allocated to the 1999 Employee Stock Option Plan to 582,200 was approved subject to a 2 for 1 stock split which was effective December 29, 2003. Under the amended 1999 Employee Stock Option Plan, 155,814 options remain available for grant as of December 31, 2003.

      The Directors Stock Option Plan was adopted to provide incentives to Directors of InterMountain thereby helping to attract and retain the best available individuals for positions as directors of the corporation. The plan provides for a total of 146,410 common stock options at a price not less than the greater of (1) the fair market value of the common stock or (2) the net book value of the common stock at the time of the grant. These options vest over a five-year term and expire in 10 years. At December 31, 2003, 49,172 options remain available for grant under this Plan.

      Stock option transactions for all of the above described plans are summarized as follows:

		Weighted	Exercise
	Number	Average	Price
	of Shares	Exercise Price	Per Share

Balance, December 31, 2000	460,420	$6.11	$1.11-8.37
Options granted	170,573	6.92	6.71-7.44
Options exercised	(11,447)	1.84	1.11-2.24
Options canceled	(10,382)	7.85	7.85-8.26

Balance, December 31, 2001	609,164	6.33	1.11-8.37
Options granted	41,036	7.96	7.53-8.75
Options exercised	(20,294)	2.11	1.11-8.20
Options canceled	(71,389)	3.55	1.71-8.04

Balance, December 31, 2002	558,517	6.90	2.22-8.75
Options granted	72,778	10.14	8.46-14.50
Options exercised	(36,387)	5.69	2.22-8.75
Options canceled	(18,946)	5.50	3.62-10.00

Balance, December 31, 2003	575,962	$7.43	$2.24-14.50

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents information about the options as of December 31, 2003:

	Total Outstanding			Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	of	Exercise	Remaining	of	Exercise
Range of Exercise Price	Shares	Price	Life (Years)	Shares	Price

2.24-2.90	15,426	$2.75	1.3	15,426	$2.75
2.90-4.35	14,496	3.62	2.3	14,496	3.62
4.35-5.80	74,037	5.22	4.3	72,972	5.22
5.80-7.25	121,064	6.87	7	62,704	6.85
7.25-8.70	271,321	8.00	5.4	213,354	8.04
8.70-10.15	70,390	9.83	8.9	—	—
10.15-11.60	8,228	11.11	9.4	—	—
13.05-14.50	1,000	14.50	9.8	—	—

	575,962	$7.43	6.4	378,952	$6.92

      All share and dollar amounts have been restated to reflect the 10% common stock dividends in January 2002 and July 2003, and a 2 for 1 stock split effective December 29, 2003.

11.	Earnings Per Share

      The following table presents a reconciliation of the numerators and denominators used in the basic earnings per share computations for the years ended December 31 2003, 2002, and 2001.

Years Ended December 31,	2003	2002	2001

Numerator:
Net income — basic and diluted	$3,660,510	$2,589,904	$1,964,438
Denominator:
Weighted — average shares outstanding — basic	3,156,846	3,112,382	3,056,176
Effect of dilutive common stock options	233,757	144,883	98,529

Weighted-average shares outstanding — diluted	3,390,603	3,257,265	3,154,705

Earnings per share — basic and diluted:
Earnings per share — basic	$1.16	$0.83	$0.64
Effect of dilutive common stock options	(0.08)	(0.03)	(0.02)

Earnings per share — diluted	$1.08	$0.80	$0.62

      At December 31, 2003, 2002 and 2001 there were approximately 1,000, 0, and 156,000 shares outstanding respectively, which were not included in the dilutive calculations above as they were anti-dilutive.

12.	Stockholders’ Equity

      During June of 2003 the Company repurchased and cancelled 15,360 shares of common stock at a price of $11.12 per share.

      At a shareholder’s meeting held December 17, 2003, a resolution was passed approving the elimination of the par value of common stock and increasing the number of authorized common shares of stock to 7,084,000.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 18, 2003, the Board of Directors approved a 2 for 1 stock split to all shareholders of record as of December 18, 2003.

13.	Regulatory Matters

      The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2003 and 2002, approximately $3.7 million and $2.5 million of retained earnings was available for dividend declaration without prior regulatory approval.

      The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct, material effect on the Company’s financial statements.

      Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

      As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation and the State of Idaho Department of Finance categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

      The following table sets forth the amounts and ratios regarding actual and minimum core Tier 1 risk-based and total risk-based capital requirements, together with the amounts and ratios required in order to meet the definition of a “well–capitalized” institution.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Well-Capitalized
	Actual		Capital Requirements		Requirements

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2003 Total capital (to risk-weighted assets):
The Company	$36,983,000	11.77%	$25,128,000	8%	$31,410,000	10%
Panhandle State Bank	35,921,000	11.43%	25,133,000	8%	31,416,000	10%
Tier I capital (to risk-weighted assets):
The Company	33,042,000	10.52%	12,564,000	4%	18,846,000	6%
Panhandle State Bank	31,979,000	10.18%	12,566,000	4%	18,850,000	6%
Tier I capital (to average assets)
The Company	33,042,000	8.16%	16,206,000	4%	20,258,000	5%
Panhandle State Bank	31,979,000	7.90%	16,202,000	4%	20,252,000	5%
As of December 31, 2002
Total capital (to risk-weighted assets):
The Company	$25,976,000	11.46%	$18,141,000	8%	$22,676,000	10%
Panhandle State Bank	25,307,000	11.19%	18,093,000	8%	22,616,000	10%
Tier I capital (to risk-weighted assets):
The Company	23,136,000	10.20%	9,070,000	4%	13,605,000	6%
Panhandle State Bank	22,475,000	9.94%	9,046,000	4%	13,569,000	6%
Tier I capital (to average assets)
The Company	23,136,000	8.14%	11,365,000	4%	14,206,000	5%
Panhandle State Bank	22,475,000	7.92%	11,353,000	4%	14,192,000	5%

14.	Commitments and Contingent Liabilities

      The Company is engaged in lending activities with borrowers in a variety of industries. A substantial portion of lending is concentrated in the regions in which the Company is located. Collateral on loans, loan commitments and standby letters of credit vary and may include accounts receivable, inventories, investment securities, real estate, equipment and vehicles. The amount and nature of collateral required is based on credit evaluations of the individual customers.

      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its banking customers. These financial instruments generally include commitments to extend credit, credit card arrangements, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

      The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, credit card arrangements, standby letters of credit and financial

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      The contractual amounts of these financial instruments representing credit risk at December 31, 2003, were as follows:

Commitments to extend credit	$62,997,604
Credit card arrangements	$5,048,264
Standby letters of credit	$2,899,722

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit typically expire during the next 12 months.

      InterMountain leases office space and equipment. As of December 31, 2003, future minimum payments under all of the Company’s non-cancelable operating leases that have initial terms in excess of one year are due as follows:

Year ending December 31,	Amount

2004	$316,600
2005	207,809
2006	178,200
2007	178,200
2008	178,200
Thereafter	163,650

$1,222,659

      Rent expense under these agreements for the years ended December 31, 2003, 2002, and 2001 totaled approximately $356,000, $157,000, and $99,000 respectively.

      In December 2003, the Company entered into an agreement with Jack Henry and Associates, Inc. to purchase software, equipment, and to provide core computer processing services. The total investment amounts to approximately $1,193,000.

15.	Employee Benefits Plans

      The Company sponsors a 401(k) profit sharing plan covering employees meeting minimum eligibility requirements. Employee contributions are voluntary, and the Company may make elective contributions to match up to 50% of the employee’s contribution up to 8% of eligible compensation. The Company’s contributions to the plan for the years ended December 31, 2003, 2002, and 2001 totaled approximately $215,000, $107,000, and $69,000, respectively.

      The Company has a deferred compensation plan for key employees. Contributions to the plan are at the discretion of the Board of Directors. Contributions are shown as an expense in the year accrued. Deferred compensation expense for the years ended December 31, 2003, 2002, and 2001 was approximately $1,493,000, $861,000, and $518,000, respectively. The deferred compensation liability at December 31, 2003 and 2002 was approximately $1,614,000 and $1,087,000, respectively.

      In December 2000, InterMountain executed a deferred compensation agreement with the Bank’s Chief Executive Officer for approximately $123,000. In December 2001, InterMountain executed a deferred

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation agreement with the Bank’s President for approximately $125,000. Both agreements provide for vesting over five equal installments, beginning on the respective grant date under the agreement.

      In 2003 the Company adopted a Supplemental Executive Retirement Plan (SERP). The SERP is a non-qualified unfunded plan designed to provide retirement benefits for two key employees of InterMountain. Participants will receive approximately $258,620 in annual payments for 10 years beginning at normal retirement age. Retirement benefits vest after ten years of continued service and benefits are reduced for early retirement. The disability benefit is similar to the reduced benefit for early retirement without any vesting requirements. The plan provides for a change in control benefit if, within one year of a change in control, the participant’s employment is terminated. Total amount accrued under the plan as of December 31, 2003 was $80,000.

      During 2003, the Company entered into a split dollar life insurance agreement on behalf of the Company’s key executive officers. The policies were fully funded at purchase. The Company and officer’s estate are co-beneficiaries, with each receiving a certain amount upon death of the officer.

      In January of 2003 the Company implemented a long-term executive incentive plan, based on long-term corporate goals, to provide compensation in the form of stock grants to key executive officers. Participants are required to remain employed through the end of 2006 to receive any accrued benefits under the plan. Total estimated payout under the plan is $840,000 and the amount accrued as of December 31, 2003 amounted to $280,187.

      During 2003 the Company approved stock purchase agreements for certain key officers. Participants must remain employed to receive payments annually in December. Total amount paid under these agreements for 2003 was approximately $84,000 and approximately $213,000 remains payable.

16.	Interest Rate Risk

      The results of operations for financial institutions may be materially and adversely affected by changes in prevailing economic conditions, including rapid changes in interest rates, declines in real estate market values and the monetary and fiscal policies of the federal government. Like all financial institutions, InterMountain’s net interest income and its NPV (the net present value of financial assets, liabilities and off-balance sheet contracts) are subject to fluctuations in interest rates. Currently, InterMountain’s interest-bearing liabilities, consisting primarily of deposits, mature or reprice more rapidly, or on different terms, than do its interest-earning assets, consisting primarily of loans receivable and investments. The fact that liabilities mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates; however, such an asset/liability structure may result in declining net interest income during periods of rising interest rates. The use of the Bank’s pricing strategies typically mitigates the negative impact in a rising interest rate environment.

      To minimize the impact of fluctuating interest rates on net interest income, InterMountain promotes a loan pricing policy of utilizing variable interest rate structures that associates loan rates to the Bank’s internal cost of funds, i.e. deposits and short-term borrowings. This approach historically has contributed to a consistent interest rate spread and reduces pressure from borrowers to renegotiate loan terms during periods of falling interest rates. InterMountain currently maintains over fifty percent of its loan portfolio in variable interest rate assets.

      Additionally, the extent to which borrowers prepay loans is affected by prevailing interest rates. When interest rates increase, borrowers are less likely to prepay loans. Whereas when interest rates decrease, borrowers are more likely to prepay loans. Prepayments may affect the levels of loans retained in an institution’s portfolio, as well as its net interest income. InterMountain maintains an asset and liability management program intended to manage net interest income through interest rate cycles and to protect its NPV by controlling its exposure to changing interest rates.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      InterMountain uses a simulation model designed to measure the sensitivity of net interest income and NPV to changes in interest rates. This simulation model is designed to enable InterMountain to generate a forecast of net interest income and NPV given various interest rate forecasts and alternative strategies. The model also is designed to measure the anticipated impact that prepayment risk, basis risk, customer maturity preferences, volumes of new business and changes in the relationship between long and short-term interest rates have on the performance of InterMountain.

      Another monitoring tool used by InterMountain to assess interest rate risk is “gap analysis.” The matching of repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest sensitive” and by monitoring InterMountain’s interest sensitivity “gap.” Management is aware of the sources of interest rate risk and endeavors to actively monitor and manage its interest rate risk although there can be no assurance regarding the management of interest rate risk in future periods.

17.	Related-Party Transactions

      The Bank has executed certain loans and deposits with its directors, officers and their affiliates. The aggregate amount of loans outstanding to such related parties at December 31, 2003 and 2002 was approximately $591,000 and $1,446,000, respectively.

      Directors’ fees of approximately $140,000, $124,000, and $119,000 were paid during the years ended December 31, 2003, 2002, and 2001 respectively.

      Two of the Company’s Board of Directors are principals in law firms that provide legal services to InterMountain. During the years ended December 31, 2003, 2002 and 2001 the Company incurred legal fees of approximately $34,000, $17,000, and $26,000, respectively, related to services provided by these firms.

18.	Fair Value of Financial Instruments

      Fair value estimates are determined as of a specific date in time utilizing quoted market prices, where available, or various assumptions and estimates. As the assumptions underlying these estimates change, the fair value of the financial instruments will change. The use of assumptions and various valuation techniques will likely reduce the comparability of fair value disclosures between financial institutions. Accordingly, the aggregate fair value amounts presented do not represent and should not be construed to represent the full underlying value of InterMountain.

      The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:

Cash, Cash Equivalents and Certificates of Deposit

      The carrying value of cash, cash equivalents and certificates of deposit approximates fair value due to the relatively short-term nature of these instruments.

Investments and BOLI

      The fair value of investments is based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The fair value of BOLI is equal to the cash surrender value of the life insurance policies.

Loans Receivable and Loans Held For Sale

      The fair value of performing mortgage loans, commercial real estate construction, permanent financing, consumer and commercial loans is estimated by discounting the cash flows using interest rates that consider

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the current credit and interest rate risk inherent in the loans and current economic and lending conditions. The fair value of nonperforming loans is estimated by discounting management’s current estimate of future cash flows using a rate estimated to be commensurate with the risks involved.

Deposits

      The fair values for deposits subject to immediate withdrawal such as interest and non-interest bearing checking, savings and money market deposit accounts, are equal to the amounts payable on demand at the reporting date. The carrying amounts for variable-rate certificates of deposit and other time deposits approximate their fair value at the reporting date. Fair values for fixed-rate certificates of deposit are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities.

Borrowings

      The carrying amounts of short-term borrowings approximate their fair values due to the relatively short period of time between the origination of the instruments and their expected payment.

Accrued Interest

      The carrying amounts of accrued interest payable and receivable approximate their fair value.

      The estimated fair value of the financial instruments as of December 31, 2003 and 2002, are as follows:

	2003		2002

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash, cash equivalents and federal funds sold	$16,945,405	$16,945,405	$14,940,287	$14,940,287
Interest bearing certificates of deposit	298,000	298,000	1,090,000	1,090,000
Available-for-sale securities	76,601,470	76,601,470	51,794,212	51,794,212
Held-to-maturity securities	3,336,234	3,357,673	2,961,956	3,024,086
Loans held for sale	3,286,652	3,286,652	5,319,889	5,319,889
Loans receivable, net	287,256,095	289,754,066	194,774,076	196,942,904
Accrued interest receivable	2,694,205	2,694,205	1,974,478	1,974,478
BOLI	5,381,340	5,381,340	5,108,569	5,108,569
Financial liabilities:
Deposit liabilities	344,865,680	344,470,039	243,583,079	243,484,882
Other borrowed funds	22,155,555	22,155,555	15,970,377	15,970,377
Accrued interest payable	331,781	331,781	297,827	297,827

19.	Parent Company-Only Financial Information

      InterMountain Community Bancorp became the holding company for Panhandle State Bank on January 27, 1998. The following InterMountain Community Bancorp parent company-only financial information should be read in conjunction with the other notes to the consolidated financial statements. The accounting policies for the parent company-only financial statements are the same as those used in the presentation of the consolidated financial statements other than the parent company-only financial statements account for the parent company’s investments in its subsidiaries under the equity method.

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED BALANCE SHEETS

	December 31,

	2003	2002

ASSETS:
Cash	$1,068,562	$515,640
Notes and contracts receivable	—	141,532
Investment in subsidiaries	34,039,837	23,255,397
Accrued interest receivable	—	3,011

Total assets	$35,108,399	$23,915,580

LIABILITIES:
Other borrowings	$8,030,000	$—
Stockholders’ Equity:
Equity	27,078,399	$23,915,580

Total liabilities and stockholders’ equity	$35,108,399	$23,915,580

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,

	2003	2002	2001

Interest income	$8,393	$49,072	$81,550
Interest expense	(499,868)	—	(13,181)

Net interest income (expense)	(491,475)	49,072	68,369
Provision for loan loss	—	—	(15,250)
Equity in net earnings of subsidiary	4,295,684	2,602,154	1,918,336
Other income	14,641	4,586	53,603
Operating expenses	(158,340)	(65,908)	(60,620)

Net income	$3,660,510	$2,589,904	$1,964,438

Condensed Statements of Cash Flows
Cash flows from operating activities:
Net income	$3,660,510	$2,589,904	$1,964,438
Adjustments to reconcile net income to net cash provided by (used in) operating activities	(4,098,501)	(3,306,229)	(1,014,242)

Net cash provided by (used in) operating activities	(437,991)	(716,325)	950,196

Cash flows from investing activities:
Proceeds from sale of other real estate owned	—	—	332,483
Investments in and advances to subsidiaries	(7,249,000)	—	—
Net decrease in notes and contracts receivable	156,782	464,068	358,884

Net cash provided by (used in) investing activities	(7,092,218)	464,068	691,367

Cash flows from financing activities:
Repayment of note payable		—	(931,911)
Payments to repurchase stock	(398,995)	—	—
Proceeds from other borrowings	8,279,000	—	—
Proceeds from exercise of stock options	207,088	42,505	19,849
Redemption of fractional shares of common stock	(3,962)	(3,772)	(2,380)

Net cash provided by (used in) financing activities	8,083,131	38,733	(914,442)

Net change in cash and cash equivalents	552,922	(213,524)	727,121
Cash and cash equivalents, beginning of year	515,640	729,164	2,043

Cash and cash equivalents, end of year	$1,068,562	$515,640	$729,164

20.	Business Combination

      In January 2003, InterMountain acquired certain assets and liabilities of Household Bank, FSB known as Orchard Bank. This agreement was closed on January 29, 2003. Therefore the Company’s 2003 result of operations include 11 months of operations of Orchard Bank. The acquisition was made to expand our market territory into Oregon and better serve our customers in the tri-county areas of Payette and Washington

INTERMOUNTAIN COMMUNITY BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

counties in Idaho and Mahleur county, Oregon. The following summarizes the estimated fair values of the assets and liabilities assumed on January 29, 2003:

Amount

Cash and cash equivalents	$14,709,222
Available-for-sale securities	4,606,618
Loans receivable, net	39,379,621
Office properties and equipment	367,509
Goodwill	1,150,493
Customer deposit intangible	707,000
Other assets	393,750

Total Assets Acquired	$61,314,213

Deposits	$60,671,061
Other liabilities	643,152

Total Liabilities Assumed	$61,314,213

      The former parent company of Orchard Bank accounted for certain direct and indirect operating expenses on a consolidated level. Therefore, these expenses cannot be separately attributed to the Orchard Bank division. Due to these reporting practices, separate financial statements of the assets and liabilities assumed are not available and therefore no pro forma financial data is being presented.

      The acquisition of Orchard Bank was made to expand the Company’s existing southwestern market territory into eastern Oregon to better serve its customers in the tri-county region that includes Payette and Washington counties in Idaho and Mahleur county in Oregon. De Novo branch access to the market in Oregon had previously been prevented due to interstate banking restrictions imposed by the State of Oregon. Entrance into the Oregon market could only be obtained through the capitalization of a new banking entity or the purchase of an existing banking charter. The Company believed that acquisition of the Orchard Bank facility and certain assets and deposits was a more cost effective approach to establishing a market in Mahleur county in light of the regulatory restrictions and the cost of capital to charter a new banking organization without diluting the current shareholder base.

21.	Subsequent Events

      The Company plans to file a Form 10 to register its common stock with the U.S. Securities and Exchange Commission (SEC). The Company expects that its registration statement with the SEC will become effective in the second quarter, 2004, at which time the Company will commence filing required periodic reports with the SEC.

      In March 2004, the Company issued $8 million of 30 year Trust Preferred securities. The debt associated with these securities bears variable interest at 2.8% over the 90 day LIBOR index, interest only is payable quarterly starting in June, 2004 and the debt is callable by the Company in March, 2009.

      In March, 2004, the Company entered into a land lease on property located in Coeur d’Alene, Idaho for future construction of a branch and administrative services facility . Rent payments on the lease commence May of 2004 and are estimated to be $6,375 per month, fixed for the first five years, with six periodic adjustments expiring April, 2034.

APPENDIX A

CONFIDENTIAL

PLAN AND AGREEMENT OF MERGER

AMONG
INTERMOUNTAIN COMMUNITY BANCORP, PANHANDLE STATE BANK,
SNAKE RIVER BANCORP, INC. AND MAGIC VALLEY BANK
DATED AS OF JULY 23, 2004

PLAN AND AGREEMENT OF MERGER

AMONG
INTERMOUNTAIN COMMUNITY BANCORP, PANHANDLE STATE BANK,
SNAKE RIVER BANCORP, INC. AND MAGIC VALLEY BANK

      This Plan and Agreement of Merger (the “Agreement”), dated as of July 23, 2004, is made by and among INTERMOUNTAIN COMMUNITY BANCORP (“Intermountain”), PANHANDLE STATE BANK (“Panhandle”), SNAKE RIVER BANCORP, INC. (“Snake River”) and MAGIC VALLEY BANK (“Magic Valley”).

PREAMBLE

      The management and boards of directors of Intermountain, Panhandle, Snake River and Magic Valley, respectively, believe that the proposed Transaction, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

RECITALS

      A. The Parties. The parties to the Merger are as follows:

(1) Intermountain is a corporation duly organized and validly existing under Idaho law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). Intermountain’s principal office is located in Sandpoint, Idaho. Intermountain owns all of the outstanding common stock of Panhandle.

(2) Panhandle is a state-chartered banking corporation duly organized and validly existing under Idaho law with its principal office located in Sandpoint, Idaho.

(3) Snake River is a corporation duly organized and validly existing under Idaho law and is a registered bank holding company under the BHC Act. Snake River’s principal office is located in Twin Falls, Idaho. Snake River owns all of the outstanding common stock of Magic Valley.

(4) Magic Valley is a state-chartered banking corporation duly organized and validly existing under Idaho law with its principal office located in Twin Falls, Idaho.

      B. The Mergers. On the Effective Date, (i) Snake River will merge with and into Intermountain, with Intermountain as the surviving entity; (ii) Magic Valley will merge with and into Panhandle, with Panhandle surviving as a wholly owned subsidiary of Intermountain; and (iii) Magic Valley will operate as “Magic Valley Bank, a division of Panhandle State Bank.”

      C. Board Approvals. The respective boards of directors of Intermountain, Panhandle, Snake River and Magic Valley have approved this Agreement and authorized its execution and delivery.

      D. Other Approvals. The Mergers are subject to:

(1) Satisfaction of the conditions described in this Agreement;

(2) Approval by Snake River’s shareholders; and

(3) Approval or acquiescence, as appropriate, by (a) the Board of Governors of the Federal Reserve System (“Federal Reserve”), (b) the Federal Deposit Insurance Corporation (“FDIC”), (c) the State of Idaho Department of Finance, and (d) any other agencies having jurisdiction over the Mergers (collectively, “Regulatory Approvals”).

      E. Employment Agreements. Panhandle has entered into employment agreements, each of which will take effect as of the Effective Date, with Phillip Bratton, Magic Valley’s President and Chief Executive Officer; Pamela Rasmussen, Magic Valley’s Senior Vice President and Chief Financial Officer; and Ernest Bengoechea, Magic Valley’s Senior Vice President and Chief Credit Officer.

      F. Director Agreements. In connection with the parties’ execution of this Agreement, the directors of Snake River and Magic Valley have entered into agreements, pursuant to which, among other things, each director has agreed to vote his or her shares of Snake River common stock in favor of the actions contemplated by this Agreement. In addition, certain of the Snake River and Magic Valley directors have entered into non-competition agreements.

      G. Fairness Opinion. Snake River has received from Hovde Financial LLC (“Hovde”) and delivered to Intermountain an opinion to the effect that the financial terms of the Transaction are financially fair to Snake River’s shareholders.

      H. Bank Merger Agreement. Concurrent with the parties’ execution of this Agreement, Magic Valley and Panhandle have entered into a merger agreement, providing for the Bank Merger (the “Bank Merger Agreement”).

      I. Option to Purchase. Concurrent with the parties’ execution of this Agreement, the lease for Magic Valley’s main office has been amended to grant Intermountain or its assignee, at Intermountain’s discretion, an option to purchase the property.

      J. Intention of the Parties — Tax Treatment. The parties intend the Transaction to qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and the parties hereto hereby adopt this Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

AGREEMENT

      In consideration of the mutual agreements set forth in this Agreement, Intermountain, Panhandle, Snake River and Magic Valley agree as follows:

DEFINITIONS

      The following capitalized terms used in this Agreement will have the following meanings:

      “Acquisition Event” means any of the following: (i) a merger, consolidation or similar transaction involving Snake River or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of Snake River or any of its Subsidiaries representing 25 percent or more of the consolidated assets of Snake River and its Subsidiaries, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50 percent or more of the voting power of Snake River or its Subsidiaries, in each case with or by a person or entity other than Intermountain or one of its Subsidiaries.

      “Acquisition Proposal” has the meaning assigned to such term in Section 4.1.11 of this Agreement.

      “Adjustment Trigger” has the meaning assigned to such term in Section 7.2 of this Agreement.

      “Advisory Board” has the meaning assigned to such term in Section 6.4 of this Agreement.

      “Agreement” means this Plan and Agreement of Merger.

      “Asset Classification” has the meaning assigned to such term in Section 3.1.16 of this Agreement.

      “Bank Merger” means the merger of Magic Valley with and into Panhandle.

      “Bank Merger Agreement” means the merger agreement described in Recital H.

      “Banking Act” means the Idaho Bank Act, Title 26 of the Idaho Code.

      “BHC Act” has the meaning assigned to such term in Recital A of this Agreement.

      “Break-Up Fee” has the meaning specified in Section 7.7 of this Agreement.

      “Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Idaho are required by law to remain closed.

      “Capital” means Snake River’s capital stock, surplus and undivided profits determined in accordance with GAAP, applied on a consistent basis, without giving any effect to any impact from gains or losses on available for sale securities between the date of this Agreement and Closing.

      “CCR Agreement” has the meaning assigned to such term in Section 4.1.13 of this Agreement.

      “Certificate” has the meaning assigned to such term in Section 1.8.1 of this Agreement.

      “Closing” means the closing of the Transaction contemplated by this Agreement, which will occur on the Effective Date, as more fully specified in Section 2.1 of this Agreement.

      “Compensation Plans” has the meaning assigned to such term in Section 3.1.20 of this Agreement.

      “Contracts” has the meaning assigned to such term in Section 3.1.11 of this Agreement.

      “Converted Option” has the meaning assigned to such term in Section 1.4.1 of this Agreement.

      “Daily Sales Price” for any Trading Day means the daily closing price per share of Intermountain Common Stock on the OTC Bulletin Board reporting system, as reported on the website www.otcbb.com.

      “Determination Date” means the fifth (5th) business day immediately prior to the Effective Date.

      “Determination Period” means the fifteen (15) Trading Days prior to the Determination Date.

      “Director” means the Director of the Department of Finance for the State of Idaho.

      “Effective Date” means the date on which all conditions to Closing have occurred and on which the Transaction takes place, as more fully specified in Section 2.1 of this Agreement.

      “Employees” has the meaning assigned to such term in Section 3.1.20 of this Agreement.

      “Environmental Laws” has the meaning assigned to such term in Section 3.1.7 of this Agreement.

      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

      “ERISA Affiliate” has the meaning assigned to such term in Section 3.1.20 of this Agreement.

      “Exchange Act” has the meaning assigned to such term in Section 3.1.5 of this Agreement.

      “Exchange Agent” means American Stock Transfer and Trust.

      “Exchange Fund” has the meaning assigned to such term in Section 1.7 of this Agreement.

      “Execution Date” means the date of this Agreement.

      “Executive Officers,” with respect to Intermountain and/or Panhandle, means Curt Hecker, Jerry Smith, and Doug Wright.

      “Executive Officers,” with respect to Snake River and/or Magic Valley, means Phillip Bratton, Ernest Bengoechea, and Pamela Rasmussen.

      “FDIC” means the Federal Deposit Insurance Corporation.

      “Federal Reserve” means the Board of Governors of the Federal Reserve System.

      “GAAP” means generally accepted accounting principles.

      “Hazardous Substances” has the meaning assigned to such term in Section 3.1.7 of this Agreement.

      “Holding Company Merger” means the merger of Snake River with and into Intermountain.

      “IBCA” means the Idaho Business Corporations Act, as amended.

      “Intermountain” is Intermountain Community Bancorp, an Idaho corporation that has its principal place of business in Sandpoint, Idaho, and that is a bank holding company registered pursuant to the BHC Act.

      “Intermountain Average Closing Price” means the average Daily Sales Price of Intermountain Common Stock for the Determination Period.

      “Intermountain Common Stock” means the shares of Intermountain common stock, no par value per share, issued and outstanding from time to time.

      “Intermountain Financial Statements” means Intermountain’s (i) audited consolidated balance sheet as of December 31, 2003, 2002 and 2001 and the related audited consolidated statements of income, cashflows and changes in stockholders’ equity for each of the years ended December 31, 2003, 2002 and 2001; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2003 but preceding the Execution Date, and the related unaudited consolidated statements of income, cashflows and changes in stockholders’ equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and stockholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

      “Intermountain Shares” means the shares of Intermountain Common Stock to be issued to the holders of Snake River Common Stock in accordance with Section 1.3.2 of this Agreement.

      “IRC” means the Internal Revenue Code of 1986, as amended.

      “Leased Real Property” means the real Properties subject to Leases as identified in Schedule 5 to this Agreement.

      “Leases” means the terms and conditions governing the leasehold interests in the Leased Real Property as identified in Schedule 5 to this Agreement.

      “Liens” means, collectively, liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

      “Magic Valley” is Magic Valley Bank, an Idaho state chartered bank, that has its head office in Twin Falls, Idaho, and that is wholly owned by Snake River.

      “Magic Valley Financial Statements” means Magic Valley’s audited statements of financial condition as of December 31, 2003, 2002 and 2001, and the related statements of income, cash flows and shareholders’ equity for each of the years ended December 31, 2003, 2002 and 2001.

      “Material Adverse Effect” with respect to a Person means an effect that: (1) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (2) significantly and adversely affects the ability of the Person to consummate the Transaction on or by January 31, 2005 or to perform its material obligations under this Agreement; or (3) enables any persons to prevent the consummation on or by January 31, 2005 of the Transaction.

      “Merger Consideration” means the aggregate consideration contemplated by Section 1.3.2 of this Agreement.

      “Mergers” means the Holding Company Merger and the Bank Merger.

      “Panhandle” means Panhandle State Bank, an Idaho state chartered banking association, that has its head office in Sandpoint, Idaho, and that is wholly owned by Intermountain.

      “Pension Plan” has the meaning assigned to such term in Section 3.1.20 of this Agreement.

      “Per Share Cash Consideration” has the meaning assigned in Section 1.3.2 of this Agreement.

      “Per Share Consideration” has the meaning assigned in Section 1.3.2 of this Agreement.

      “Per Share Stock Consideration” has the meaning assigned in Section 1.3.2 of this Agreement.

      “Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

      “Plan” has the meaning assigned to such term in Section 3.1.20 of this Agreement.

      “Properties” with respect to any party to this Agreement means properties or other assets owned or leased by such party or any of its Subsidiaries.

      “Proposed Dissenting Shares” means those shares of Snake River Common Stock as to which shareholders have given notice of their intent to assert appraisal rights pursuant to Section 30-1-1321 of the IBCA.

      “Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1 of this Agreement, to be provided to each shareholder of Snake River in connection with their consideration and approval of the Transaction.

      “Registration Statement” has the meaning assigned in Section 4.2.1 of this Agreement.

      “Reports” has the meaning assigned to such term in Section 3.1.5 of this Agreement.

      “SEC” means the United States Securities and Exchange Commission.

      “Securities Act” has the meaning assigned to such term in Section 3.1.5 of this Agreement.

      “Securities Laws” has the meaning assigned to such term in Section 3.1.5 of this Agreement.

      “Snake River” is Snake River Bancorp, Inc., an Idaho corporation that has its principal place of business in Twin Falls, Idaho, and that is a bank holding company registered pursuant to the BHC Act.

      “Snake River Common Stock” means the shares of Snake River common stock, $5 par value per share, issued and outstanding from time to time.

      “Snake River Financial Statements” means (i) the Magic Valley Financial Statements; (ii) as of the Effective Date, Snake River unaudited consolidated balance sheet as of December 31, 2003 and the related unaudited consolidated statements of income, cashflows and changes in stockholders’ equity for the year ended December 31, 2003; (iii) Snake River audited consolidated balance sheet as of December 31, 2003 and the related audited consolidated statements of income, cashflows and changes in stockholders’ equity for the year ended December 31, 2003 to be prepared in accordance with Section 4.1.9, if necessary; (iv) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2003 but preceding the Execution Date, and the related unaudited consolidated statements of income, cashflows and changes in stockholders’ equity for each such quarter; and (v) unaudited consolidated balance sheets and related consolidated statements of income and stockholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

      “Snake River Meeting” has the meaning assigned in Section 4.2.2 of this Agreement.

      “Snake River Option Plans” means the 1997 Non-Qualified Stock Option Plan, the 1998 Stock Option Plan for Non-Employee Directors, and the 1998 Incentive Stock Option Plan for the benefit of directors and employees of Snake River and Magic Valley.

      “Snake River Options” means the stock options issued and outstanding on the date of this Agreement pursuant to the Snake River Option Plans.

      “Snake River Preferred Stock” means the shares of Snake River preferred stock, $5 par value per share, issued and outstanding from time to time.

      “Snake River Transaction Fees” has the meaning assigned to such term in Section 5.2.3 of this Agreement.

      “Subject Property” has the meaning assigned to such term in Section 3.1.7 of this Agreement.

      “Subsequent Intermountain Financial Statements” means Intermountain Financial Statements for each fiscal quarter ending after the Execution Date and prior to Closing.

      “Subsequent Snake River Financial Statements” means Snake River Financial Statements for each fiscal quarter ending after the Execution Date and prior to Closing.

      “Subsidiary” with respect to any party to this Agreement means any Person in which such party owns the majority of outstanding capital stock or voting power.

      “Superior Proposal” means a bona fide proposal or offer made by a person to acquire Snake River pursuant to a tender or exchange offer for all of the outstanding Snake River Common Stock, a merger, consolidation or other business combination, or an acquisition of all or substantially all of the assets of Snake River and its Subsidiaries, on terms which the board of directors of Snake River has determined in good faith, after taking into account the advice of counsel, to be more favorable to Snake River and its shareholders than the Transaction.

      “Takeover Proposal” means a bona fide proposal or offer by a person to make a tender or exchange offer to acquire 50% or more of Snake River’s outstanding common stock, or to engage in a merger, consolidation or other business combination involving Snake River or to acquire in any manner a substantial equity interest in, or all or substantially all of the assets of, Snake River.

      “Tangible Equity Capital” means common stock, paid in capital, retained earnings, and minus goodwill and any other intangible assets, without giving effect to any impact from gains or losses on available for sale securities.

      “Termination Date” has the meaning assigned to such term in Section 7.1 of this Agreement.

      “Termination Fee” has the meaning assigned to such term in Section 7.5 of this Agreement.

      “Trading Day” means a day on which Intermountain Common Stock is traded on the OTC Bulletin Board.

      “Transaction” means the consummation of the Mergers in accordance with this Agreement.

SECTION 1.

TERMS OF TRANSACTION

      1.1     Transaction. Subject to the terms and conditions set forth in this Agreement and in the Schedules and Exhibits, Snake River will merge with and into Intermountain in the Holding Company Merger pursuant to this Agreement, and Magic Valley will merge with and into Panhandle in the Bank Merger pursuant to the Bank Merger Agreement.

      1.2     Mergers.

1.2.1 Holding Company Merger. Upon Closing of the Holding Company Merger, pursuant to the provisions of the IBCA, all shares of Snake River Common Stock issued and outstanding immediately prior to Closing, except for treasury shares and Proposed Dissenting Shares, will, by virtue of the Holding Company Merger and without any action on the part of any holder of shares of Snake River Common Stock, be converted into the right to receive the Merger Consideration described in Section 1.3 of this Agreement.

1.2.2 Bank Merger. Pursuant to the terms and conditions of the Bank Merger Agreement, Magic Valley will be merged into Panhandle, with Panhandle as the resulting bank.

      1.3     Merger Consideration. Subject to the provisions of this Agreement, on the Effective Date:

1.3.1 Outstanding Intermountain Common Stock. The shares of Intermountain Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of Intermountain Common Stock.

1.3.2 Outstanding Snake River Common Stock. Each share of Snake River Common Stock issued and outstanding immediately prior to the Execution Date will automatically and without any action on the part of the holder of such share, be converted into and represent the right to receive from Intermountain:

(a) 0.93 Intermountain Shares (the “Per Share Stock Consideration”); and

(b) $8.22 in cash (the “Per Share Cash Consideration”).

The Per Share Stock Consideration and the Per Share Cash Consideration are collectively referred to as the “Per Share Consideration.” The aggregate of the Per Share Stock Consideration and the Per Share Cash Consideration payable or issuable pursuant to the Transaction is referred to as the “Merger Consideration.”

1.3.3 Change in Equity Capital. If, after the date of this Agreement but before the Effective Date, the number of shares of Intermountain Common Stock or Snake River Common Stock issued and outstanding increases or decreases in number or is changed into or exchanged for a different kind or number of securities, through a recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (not including increases in number due to issuances of shares upon exercise of any outstanding options) of Intermountain or Snake River, as the case may be, then, as appropriate, a proportionate adjustment will be made to the Merger Consideration.

      1.4     Outstanding Snake River Options.

1.4.1 Conversion on the Effective Date. On the Effective Date, by virtue of the Transaction, and without any action on the part of any holder of a Snake River Option, each Snake River Option that is then outstanding and unexercised will be converted into and become an option (a “Converted Option”) to purchase Intermountain Common Stock on the same terms and conditions as are in effect with respect to the Snake River Option immediately prior to the Effective Date, except that (A) each such Converted Option may be exercised solely for shares of Intermountain Common Stock, (B) the number of shares of Intermountain Common Stock subject to such Converted Option will be equal to the number of shares of Snake River Common Stock subject to such Snake River Option immediately prior to the Effective Date multiplied by 1.265, the product being rounded, if necessary, up or down to the nearest whole share, and (C) the per-share exercise price for each such Converted Option will be adjusted by dividing the per share exercise price of the Snake River Option by 1.265, and rounding up or down to the nearest cent.

1.4.2 Form S-8. Following the Effective Date, Intermountain will promptly prepare and file with the SEC a Registration Statement on Form S-8 or other appropriate form covering shares of Intermountain Common Stock to be issued upon the exercise of the Converted Options.

      1.5     No Fractional Shares. No fractional shares of Intermountain Common Stock will be issued. In lieu of fractional shares, if any, each holder of Snake River Common Stock who is otherwise entitled to receive a fractional share of Intermountain Common Stock will receive an amount of cash equal to the product of such fractional share times $31.00. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

      1.6     Payment to Dissenting Shareholders. Proposed Dissenting Shares will have the rights provided by Title 30, Chapter 1, Part 13 of the IBCA.

      1.7     Deposit of Cash and Shares. On or before the Effective Date, Intermountain will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing Snake River Common Stock, for exchange in accordance with this Section 1.7, (i) certificates representing the Intermountain Shares; (ii) such cash as will be necessary to pay the Per Share Cash Consideration; and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 1.5. Such cash and certificates for Intermountain Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

      1.8     Certificates.

1.8.1 Letter of Transmittal. As soon as practicable after the Effective Date, Intermountain will cause the Exchange Agent to mail to each holder of record of a certificate evidencing Snake River Common Stock shares (a “Certificate”) a form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in accordance with Section 1.8.2 of this Agreement.

1.8.2 Surrender of Certificates. Subject to Section 1.6, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (or to receive the cash for fractional shares) to which the Snake River Common Stock shares converted in accordance with the provisions of this Section 1.8.2. Following the Effective Date, holders of Certificates will exchange their Certificates in accordance with instructions provided by the Exchange Agent pursuant to Section 1.8.1 of this Agreement and together with a properly completed and executed form of transmittal letter in order to effect their exchange for, as applicable, (i) certificates representing Intermountain Common Stock; (ii) a check representing the Per Share Cash Consideration; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive any certificates evidencing Intermountain Shares or the Per Share Cash Consideration or cash in lieu of fractional shares.

1.8.3 Issuance of Certificates in Other Names. Any person requesting that any certificate evidencing Intermountain Shares be issued in a name other than the name in which the surrendered Certificate is registered, must: (1) establish to the Exchange Agent’s satisfaction the right to receive the certificate evidencing Intermountain Shares and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent’s satisfaction that all applicable taxes have been paid or are not required.

1.8.4 Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue a certificate representing Intermountain Shares in exchange thereof, and/or pay cash for the Per Share Cash Consideration or fractional share in exchange thereof, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns Snake River Common Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit the Exchange Agent may require, and (3) any reasonable assurances that the Exchange Agent or Intermountain may require.

1.8.5 Rights to Dividends and Distributions. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of Intermountain Common Stock on any date after the Effective Date, unless the holder (1) is entitled by this Agreement to receive a certificate representing Intermountain Common Stock and (2) has surrendered in accordance with this Agreement his or her Certificates (or has met the requirements of Section 1.8.4 above) in exchange for certificates representing Intermountain Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of Snake River Common Stock on a date before the Effective Date. When the holder surrenders his or her Certificates in exchange for Intermountain Shares, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of Intermountain Shares into which the holder’s Snake River Common Stock was converted at the Effective Date.

1.8.6 Checks in Other Names. Any person requesting that a check for the aggregate Per Share Cash Consideration or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent’s satisfaction the right to receive this cash.

1.8.7 Affiliates. Certificates that are surrendered for exchange by any person constituting an “affiliate” of Snake River for purposes of Rule 145 of the Securities Act will not be exchanged for certificates representing Intermountain Shares until Intermountain has received a written agreement from such person as specified in Section 4.3.1.

1.8.8 Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by shareholders of Snake River for six months after the Effective Date may be paid to Intermountain. To the extent so paid, holders of Snake River Common Stock who have not, prior to such time, complied with the provisions of this Section 1.8 will, from such time forward, look only to Intermountain for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the Intermountain Shares deliverable with respect to each share of Snake River Common Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither Intermountain nor Snake River will be liable to any holder of Snake River Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

SECTION 2.

CLOSING OF TRANSACTION

      2.1     Closing. The Closing will occur on the Effective Date. The Holding Company Merger shall be consummated by the filing by the Idaho Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the IBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Idaho. Unless Intermountain and Snake River agree upon a later date, the Effective Date will be no later than the date ten (10) Business Days after the fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) required by Section 5 of this Agreement. If Closing does not occur on or prior to January 31, 2005 and the parties do not mutually agree in writing to extend the Closing, either party may terminate this Agreement in accordance with Section 7.1 of this Agreement.

      2.2     Events of Closing. On the Effective Date, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document on the Effective Date or otherwise defaults under this Agreement on or prior to the Effective Date, then no Transaction will occur unless the adversely affected party waives the default.

      2.3     Place of Closing. The Closing will take place at the office of Panhandle State Bank, 1000 Northwest Blvd., Coeur d’Alene, Idaho, or such other place as the parties agree, at 10:00 a.m. Pacific Time on the Effective Date.

      2.4     Procedure. Panhandle will notify the Director and the FDIC of the proposed Effective Date for the Bank Merger. On or before the Business Day immediately preceding the Closing, appropriately prepared and executed articles of merger with respect to the Holding Company Merger will be deposited in the office of the Idaho Secretary of State, and appropriately prepared and executed articles of merger with respect to the Bank Merger and related documents will have been deposited in the offices of the Director. On the Effective Date, the articles of merger with respect to the Holding Company Merger will be filed with the office of the Idaho Secretary of State, and the articles of merger with respect to the Bank Merger will be filed with the Director.

SECTION 3.

REPRESENTATIONS AND WARRANTIES

      3.1     Representations and Warranties. Snake River and Magic Valley each represent and warrant to Intermountain and Panhandle that, except as disclosed in a Schedule to this Agreement:

3.1.1 Organization and Good Standing. Snake River is a corporation duly organized, validly existing and in good standing under the laws of the State of Idaho, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted. The locations of all offices, including approved and unopened offices of its Subsidiaries, are listed in Schedule 1.

3.1.2 Corporate Authority. The execution, delivery and performance of this Agreement does not and will not, and the consummation by Snake River and/or Magic Valley of the Transaction will not, constitute or result in: (1) a breach or violation of, or a default under, either of their articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation (“Contracts”) by which either of them is bound or to which either of them is a party; or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which either of them is subject; or (4) any change in the rights or obligations of any party under any of the Contracts. Schedule 2 contains a list of all consents Snake River and/or Magic Valley must obtain from third parties under any Contracts before consummation of the Transaction.

3.1.3 Capital Stock.

(i) The authorized capital stock of Snake River consists of 5,000,000 shares of Snake River Common Stock, par value $5 per share, and 1,000,000 shares of Snake River Preferred Stock, par value $5 per share. A total of 542,263 shares of Snake River Common Stock are issued and outstanding as of the date of this Agreement, all of which were validly issued and are fully paid and nonassessable. No shares of Snake River Preferred Stock are issued and outstanding. As of the date of this Agreement, Snake River Options with respect to 21,176 shares of Snake River Common Stock have been granted and are outstanding.

(ii) Magic Valley’s authorized capital stock consists of 1,000,000 shares of common stock, par value $5.00 per share, of which 523,232 shares currently are issued and outstanding, all of which are validly issued to Snake River, fully paid and nonassessable, except to the extent of any assessment required under Section 26-1113 of the Banking Act.

(iii) No unissued shares of common stock or any other securities of Snake River or Magic Valley, or any of their Subsidiaries, are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in Schedule 3, and neither Snake River nor Magic Valley has issued or is obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

3.1.4 Subsidiaries. Except as listed in Schedule 4, Snake River has no Subsidiaries. The shares of capital stock of each of its Subsidiaries are owned by it free and clear of all liens, claims, encumbrances and restrictions on transfer.

3.1.5 Reports and Financial Statements.

(i) Filing of Reports. Since January 1, 2003 (with respect to Snake River) and since January 1, 2001 (with regard to each of Snake River’s Subsidiaries), Snake River and each of its Subsidiaries has filed and will file all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (1) the Federal Reserve, (2) the FDIC, and (3) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii) Delivery to Other Party of Reports. Snake River and Magic Valley have delivered or otherwise made available to Intermountain a copy of each registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its “Reports”) under the Securities Act of 1933, as amended, (“Securities Act”), the Securities Exchange Act of 1934, as amended, (“Exchange Act”), and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) filed, used or circulated by either of them with respect to periods since January 1, 2001, through the Execution Date.

(iii) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv) Financial Statements. Each of Snake River’s balance sheets included in the Snake River Financial Statements fairly presents (or, in the case of Snake River Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of Snake River and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and stockholders’ equity included in the Snake River Financial Statements fairly presents (or, in the case of Snake River Financial Statements to be prepared in accordance with Section 4.1.9, if required, or for periods ending on a date following the Execution Date, will fairly present) the results of operations, stockholders’ equity and cash flows, as the case may be, of Snake River and its Subsidiaries for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP, except as may be noted in these statements.

3.1.6 Properties.

(i) Snake River and its Subsidiaries are not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in Schedule 5. Except as disclosed or reserved against in the Snake River Financial Statements or in Schedule 5, Snake River and/or one of its Subsidiaries have good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits) to all of the properties and assets, tangible or intangible, reflected in the Snake River Financial Statements as being owned or leased by any of them as of the Execution Date. Except as disclosed in Schedule 5, all buildings and structures on the Property owned and the equipment located thereon are in all material respects in good operating condition and repair and conform in all respects to all applicable laws, ordinances and regulations.

(ii) To the knowledge of Snake River’s Executive Officers, all buildings and all fixtures, equipment and other property and assets that are material to Snake River’s business on a consolidated basis are owned by it or one of its subsidiaries or are held under leases or subleases by it or one of its subsidiaries, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equity principles).

(iii) Schedule 1 lists all of its existing branches and offices and all new branches or offices that Magic Valley has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

(iv) Snake River has provided to Intermountain copies of existing title policies held in its files relating to the Property, and to the knowledge of its Executive Officers, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.1.7 Environmental Matters.

(i) For purposes of this Section 3.1.7, the following definitions apply:

(1) “Subject Property” with respect to a party means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the owner or operator of the property; (ii) any facility in which it is the owner or operator of the property; and (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having control over.

(2) “Environmental Laws” means any federal, state, local or foreign law, regulation, order, decree, judgment, judicial opinion, or any agreement between Snake River or any of its Subsidiaries and any Governmental Entity, presently in effect or subsequently adopted relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the preservation, restoration or protection of the environment, natural resources or human health.

(3) “Hazardous Substances” means any substance, material or waste that is (a) defined as a “hazardous substance” in 42 USC § 9601(14), (b) defined as a “pollutant or contaminant” in 33 USC § 1362(6), (c) defined as a “hazardous waste” in 42 USC § 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by Snake River and/or Magic Valley for general office purposes are not Hazardous Substances.

(ii) Except as disclosed in Schedule 6 and to the knowledge of its Executive Officers, Snake River, its Subsidiaries and the Subject Property are, and have been, in compliance with all applicable Environmental Laws, and no circumstances exist that with the passage of time or the giving of notice would be reasonably likely to result in noncompliance with such Environmental Laws.

(iii) Except as disclosed in Schedule 6 and to the knowledge of its Executive Officers, none of the following, and no reasonable basis for any of the following, exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving Snake River, any of its Subsidiaries or any Subject Property, relating to:

(1) an asserted liability of Snake River or any of its Subsidiaries or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(2) the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

(3) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(4) personal injuries or damage to property related to or arising out of exposure to Hazardous Substances.

(iv) Except as disclosed in Schedule 6, no storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, neither Snake River nor any of its Subsidiaries owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws.

(v) Except as disclosed in Schedule 6, no part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

(vi) Except as disclosed in Schedule 6, to the knowledge of its Executive Officers, no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remediation under applicable Environmental Laws.

3.1.8 Taxes. All tax returns and reports required by law to be filed by Snake River and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon

Snake River or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of Snake River and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of Snake River and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as set forth in Schedule 7 or except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

3.1.9 Absence of Regulatory Action. Neither Snake River nor any of its Subsidiaries is, to the knowledge of its Executive Officers, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither Snake River nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.1.10 Allowance for Loan Losses. In the opinion of its management, the allowance for loan and lease losses shown in the latest Snake River Financial Statements is, and that which will be stated in the Subsequent Snake River Financial Statements prior to Closing will be, adequate to absorb its anticipated loan losses.

3.1.11 Material Agreements.

(i) Except for arrangements made after the date and in accordance with the terms of this Agreement, Snake River and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the date of this Agreement and (2) has not been set forth in Schedule 8.

(ii) Neither Snake River nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument.

3.1.12 Compliance with Laws. Snake River and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit Snake River or its Subsidiaries to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on them. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of its Executive Officers, no suspension or cancellation of any of them is threatened.

3.1.13 Knowledge as to Conditions. Snake River knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 of this Agreement should not be obtained.

3.1.14 No Material Adverse Effect. Since December 31, 2003, (i) Snake River and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on Snake River or any of its Subsidiaries.

3.1.15 Completeness of Representations. No representation or warranty made by or with respect to Snake River or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.1.16 Asset Classification.

(i) Schedule 9 sets forth a list, accurate and complete as of June 30, 2004, except as otherwise expressly noted in Schedule 9, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of Snake River and its Subsidiaries that have been criticized or classified by any governmental or regulatory authority, by any outside auditor, or by any internal audit.

(ii) Except as shown in Schedule 9, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss” or words of similar effect are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by Snake River or its Subsidiaries before the date of this Agreement.

3.1.17 Litigation. Except as disclosed in Schedule 10, no material litigation, proceeding or controversy before any court or governmental agency is pending (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against Snake River or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Transaction, and, to the best knowledge of Snake River’s Executive Officers after reasonable inquiry, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.1.18 Insurance. Snake River and each of its Subsidiaries have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 11 lists all directors’ and officers’ liability insurance policies and other material insurance policies maintained by Snake River or its Subsidiaries.

3.1.19 Labor Matters. Neither Snake River nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither Snake River nor any of its Subsidiaries is the subject of any proceeding: (1) asserting that they have committed an unfair labor practice or (2) seeking to compel them to bargain with any labor organization as to wages or conditions of employment. No strike involving Snake River or its Subsidiaries is pending or, to the knowledge of its Executive Officers, threatened. Its Executive Officers are not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.1.20 Employee Benefits.

(i) For purposes of this Agreement, “Plan” or “Plans”, individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Snake River or Magic Valley, as the case may be. Snake River and its Subsidiaries are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(ii) Schedule 12 sets forth a list, as of the Execution Date, of (a) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (b) all other material employee benefit plans that cover employees or former employees of Snake River and its Subsidiaries (its “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or other-

wise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees or those of its Subsidiaries (collectively, “Employees”), including Plans and related amendments, have been made available to Intermountain.

(iii) All of its Plans covering Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. Each of its Plans that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has received a favorable determination letter from the Internal Revenue Service, and Snake River is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to its Plans is pending or, to the knowledge of its Executive Officers, threatened. Neither Snake River nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that could subject it or any of its Subsidiaries to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(iv) All material contributions Snake River or any of its Subsidiaries are or were required to make under the terms of any of its Plans have been timely made or have been reflected in the Snake River Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither Snake River nor any of its Subsidiaries or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

(v) Except as disclosed in the Snake River Financial Statements, neither Snake River nor any of its Subsidiaries has any obligations for retiree health and life benefits.

(vi) No provision of the documents governing any Plan contains restrictions on the rights of Snake River or its Subsidiaries to amend or terminate any Plan without incurring liability under the Plan other than normal liabilities for benefits.

(vii) Except as disclosed in the Snake River Financial Statements or otherwise disclosed in this Agreement or in Schedule 12, the Transaction will not result in (a) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (b) any material increase in benefits under any Compensation Plan or (c) payment of any severance or similar compensation under any Compensation Plan.

(viii) Neither Snake River nor Magic Valley maintains an executive supplemental retirement plan.

3.1.21 Broker’s or Finder’s Fees. Except for the fees of Hovde deemed by its board to be required to obtain a fairness opinion and related advice from Hovde to effect the Transaction, no agent, broker, person or firm acting on behalf of Snake River or Magic Valley, or under its authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transaction.

      3.2     Representations and Warranties of Intermountain. Except as disclosed in a schedule to this Agreement, Intermountain and Panhandle each represent and warrant to Snake River:

3.2.1 Organization and Good Standing. Intermountain is a corporation duly organized, validly existing and in good standing under the laws of the State of Idaho, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2 Corporate Authority. The execution, delivery and performance of this Agreement does not and will not, and the consummation by Intermountain and/or Panhandle of the Transaction will not,

constitute or result in: (1) a breach or violation of, or a default under, either of their articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any Contracts by which either of them is bound or to which either of them is a party; or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which either of them is subject; or (4) any change in the rights or obligations of any party under any of the Contracts.

3.2.3 Capital Stock.

(i) The authorized capital stock of Intermountain consists of 7,084,000 shares of Intermountain Common Stock, no par value per share. A total of 3,219,141 shares of Intermountain Common Stock were issued and outstanding as of June 30, 2004, all of which were validly issued and are fully paid and nonassessable. As of June 30, 2004, Intermountain Options with respect to 562,360 shares of Intermountain Common Stock have been granted and are outstanding.

(ii) Panhandle’s authorized capital stock consists of 680,000 shares of common stock, par value $7.50 per share, of which 355,677 shares currently are issued and outstanding, all of which are validly issued to Intermountain, fully paid and nonassessable, except to the extent of any assessment required under Section 26-1113 of the Banking Act.

(iii) No unissued shares of common stock or any other securities of Intermountain or Panhandle, or any of their Subsidiaries, are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in Schedule 14, and neither Intermountain nor Panhandle has issued or is obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

3.2.4 Reports and Financial Statements.

(i) Filing of Reports. Since January 1, 2001, Intermountain and each of its Subsidiaries has filed and will file all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (1) the SEC, (2) the Federal Reserve, (3) the FDIC, and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii) Delivery to Other Party of Reports. Intermountain and Panhandle have delivered to Snake River a copy of each Report under the Securities Laws filed, used or circulated by either of them with respect to periods since January 1, 2001, through the Execution Date.

(iii) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv) Financial Statements. Each of Intermountain’s balance sheets included in the Intermountain Financial Statements fairly presents (or, in the case of Intermountain Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of Intermountain and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and stockholders’ equity included in the Intermountain Financial Statements fairly presents (or, in the case of Intermountain Financial Statements to be prepared in accordance with Section 4.10 of this Agreement for periods ending on a date following the Execution Date, will fairly present) the results of operations, stockholders’ equity and cash flows, as the case may be, of Intermountain and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5 Financing and Shares Available. Intermountain has, and at the Effective Date will have, (i) sufficient cash and cash equivalents on hand to pay the Per Share Cash Consideration, cash in lieu of fractional shares, and any amounts payable to holders of Proposed Dissenting Shares; and (ii) a sufficient number of shares of common stock authorized and available to issue the Intermountain Shares.

3.2.6 Absence of Regulatory Action. Neither Intermountain nor any of its Subsidiaries is, to the knowledge of its Executive Officers, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither Intermountain nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.2.7 Compliance with Laws. Intermountain and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit Intermountain or its Subsidiaries to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on them. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of Intermountain’s Executive Officers, no suspension or cancellation of any of them is threatened.

3.2.8 Knowledge as to Conditions. Intermountain knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 of this Agreement should not be obtained.

3.2.9 Litigation. Except as disclosed in Intermountain’s Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against Intermountain or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Transaction and, to the best knowledge of Intermountain’s Executive Officers after reasonable inquiry, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.2.10 Taxes. All tax returns and reports required by law to be filed by Intermountain and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon Intermountain or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of Intermountain and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of Intermountain and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as set forth in Schedule 15 or except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

3.2.11 No Material Adverse Effect. Since December 31, 2003, (i) Intermountain and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on Intermountain or any of its Subsidiaries.

3.2.12 Completeness of Representations. No representation or warranty made by or with respect to Intermountain or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.2.13 Subsidiaries. Except as listed in Schedule 16, Intermountain has no Subsidiaries. The shares of capital stock of each of its Subsidiaries are owned by it free and clear of all liens, claims, encumbrances and restrictions on transfer.

3.2.14 Insurance. Intermountain and each of its Subsidiaries have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement).

3.2.15 Labor Matters. Neither Intermountain nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither Intermountain nor any of its Subsidiaries is the subject of any proceeding: (1) asserting that they have committed an unfair labor practice or (2) seeking to compel them to bargain with any labor organization as to wages or conditions of employment. No strike involving Intermountain or its Subsidiaries is pending or, to the knowledge of its Executive Officers, threatened. Its Executive Officers are not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.2.16 Broker’s or Finder’s Fees. Except for the fees of Sandler O’Neill and Partners deemed by management of Intermountain to be appropriate for advice to Intermountain in connection with the Transaction, no agent, broker, person or firm acting on behalf of Intermountain or Panhandle, or under its authority, is or will be entitled to any commission, broker’s, finder’s, or financial advisory fee in connection with the Transaction.

SECTION 4.

CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

      4.1     Conduct of Snake River’s and Magic Valley’s Business Prior to Closing. The parties each covenant that, prior to Closing:

4.1.1 Availability of Books, Records and Properties.

(i) With prior notice to Snake River, the books, records, properties, contracts and documents of Snake River and Magic Valley will be available at all reasonable times to Intermountain, Panhandle and their counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as Intermountain or Panhandle deem reasonably relevant to the Transaction. Snake River and Magic Valley will cooperate fully in such inspection and audit, and will make available all information reasonably requested by or on behalf of Intermountain or Panhandle.

(ii) Upon request by Intermountain or Panhandle, Snake River and Magic Valley will request that any third parties involved in the preparation or review of the Snake River Financial Statements or Snake River Subsequent Financial Statements disclose to Intermountain and Panhandle the work papers or any similar materials related to such financial statements.

4.1.2 Ordinary and Usual Course. Without prior written consent of Intermountain or Panhandle and except as required by the Director, the FDIC or the Federal Reserve (so long as Intermountain and Panhandle receive prior written notice of such required action), Snake River and Magic Valley will conduct their respective business only in the ordinary and usual course and will not do any of the following:

(i) effect any stock split or other recapitalization with respect to Snake River Common Stock or the shares of Magic Valley; issue (except for issuances upon the exercise of Snake River Options), pledge or encumber in any way any shares of such capital stock; or grant any option for shares of such capital stock;

(ii) other than in the ordinary course of business, consistent with past practice, and as necessary to pay Snake River Transaction Fee expenses consistent with this Agreement, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to Snake River Common Stock or the shares of Magic Valley;

(iii) acquire, sell, transfer, assign, encumber or otherwise dispose of assets or make any commitment other than in the ordinary and usual course of business;

(iv) solicit or accept deposit accounts of a different type from accounts previously accepted by Magic Valley or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money;

(v) offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by Magic Valley, or offer or make a loan or extension of credit in an amount greater than $500,000 without prior consultation with Panhandle;

(vi) except for the transfer of the Leased Real Property, cancellation of Leases and satisfaction of obligations as contemplated by Section 4.1.12, acquire an ownership interest or a leasehold interest in any real property, except those disclosed in Schedule 5, whether by foreclosure or otherwise, without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to Intermountain such evaluation and at least 30 days’ advance notice;

(vii) enter into, renew, or terminate any contracts calling for a payment by either of them of more than $10,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, (2) consistent with past practices, and (3) providing for not less (in the case of loans) or more (in the case of deposits) than prevailing market rates of interest;

(viii) enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by either of them of more than $15,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

(ix) enter into any personal services contract with any person or firm outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, investment advisory, or tax services entered into to directly facilitate the Transaction;

(x) (A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain realized from all sales after the Execution Date would be more than $100,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(xi) amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

(xii) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by Intermountain or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(xiii) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

(xiv) other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to Intermountain, make any capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate, except for Snake River Transaction Fee expenses, which expenses may not exceed $150,000;

(xv) enter into any other transaction or make any expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Transaction; or

(xvi) take any action which would materially and adversely affect or delay their ability or the ability of Intermountain and Panhandle to obtain any necessary approvals, consents or waivers of any governmental authority required for the Transaction or to perform their respective covenants and agreements under this Agreement.

4.1.3 Continuing Representation and Warranty. They will not do or cause to be done anything that would cause any representation or warranty in Section 3.1 of this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by Intermountain or Panhandle.

4.1.4 Maintenance of Properties. Each will maintain its respective properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

4.1.5 Preservation of Business Organization. Each will use its reasonable efforts to:

(i) Preserve its respective business organization.

(ii) Retain the services of management and employees consistent with such program for consolidation of redundant employment positions resulting from the Transaction as will be developed in cooperation with Intermountain.

(iii) Preserve the goodwill of suppliers, customers and others with whom Snake River and Magic Valley have business relations.

4.1.6 Senior Management. Without prior consultation with Intermountain or Panhandle, neither Snake River nor Magic Valley will make any change with respect to present management personnel having the rank of vice-president or higher.

4.1.7 Compensation. Snake River and Magic Valley will not permit any increase in the current or deferred compensation payable or to become payable by Snake River or Magic Valley to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with Snake River’s and Magic Valley’s established policies with respect to the timing and amounts of such increments. Without the prior written approval of Intermountain and Panhandle, Snake River and Magic Valley will not commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks notice.

4.1.8 Audited Financial Statements. If required by the SEC or otherwise reasonably requested by Intermountain, Snake River will cause to be conducted an audit of its consolidated financial statements that satisfies all applicable rules and regulations promulgated by the SEC in order for such audited financial statements to be included in the Form S-4 Registration Statement contemplated by Section 4.2 of this Agreement. All fees and costs associated with such audit will be paid by Intermountain.

4.1.9 Update of Financial Statements. Snake River will deliver unaudited balance sheets and related statements of income and stockholders’ equity for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. Snake River will deliver Subsequent Snake River Financial Statements to Intermountain by the earlier of: (1) five days after Snake River has prepared and issued them or (2) 60 days after year-end for year-end statements, and 45 days after the end of the quarter for quarterly statements. The Subsequent Snake River Financial Statements:

(i) will be prepared from the books and records of Snake River and its subsidiaries;

(ii) will present fairly the financial position and operating results of Snake River and its subsidiaries at the times indicated and for the periods covered;

(iii) will be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and

(iv) will reflect all liabilities, contingent or otherwise, of Snake River and its Subsidiaries on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount. All contingent liabilities not recorded on the Subsequent Snake River Financial Statements will be disclosed in writing to Intermountain.

4.1.10 Update Schedules. From the date of this Agreement until Closing, Snake River will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of Snake River or its Subsidiaries to ensure that such Schedules remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of Snake River’s or Magic Valley’s representations or warranties contained in this Agreement.

4.1.11 Acquisition Proposal. Snake River agrees that neither it nor any of its Subsidiaries will, and Snake River will direct and use its best efforts to cause its directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of Snake River) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or equity securities of, Snake River or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board’s counsel, engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Snake River and its Subsidiaries will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Snake River will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.11. Snake River will notify Intermountain immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with Snake River or its Subsidiaries.

4.1.12 Status of Title/Leasehold Interests. No later than 15 days after the Execution Date, Snake River will provide Intermountain with title reports for the Gooding and Magic Valley Mall Properties issued by Twin Falls Title, and for the Main Office Property issued by Title Fact, Inc., or such other title insurance companies reasonably satisfactory to the parties. These title reports must show the current status of title to each such Property. Within 15 days after the date on which Snake River delivers all of the title reports to Intermountain for its review, Intermountain will inform Snake River in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. Intermountain may not object to any item on the title reports that was also shown on the title policies delivered pursuant to Section 3.1.6(iv) unless set forth in Schedule 13. Snake River will, within 10 days of the date on which it receives the written notice of objection from Intermountain, inform Intermountain if there are any objections that it is unable to remove at or prior to Closing. Snake River will not, however, be obligated to remove exceptions that are non-monetary exceptions that do not interfere with the use of the properties as bank branch locations. At Closing, Snake River will provide Intermountain with title policies issued with respect to each of the Gooding and Magic Valley Mall Properties, in an amount commensurate with the value of each such Property as agreed upon by Intermountain and Snake River, dated as of the Effective Date, insuring fee title in Intermountain or Panhandle, as so designated by Intermountain, and that each such Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent and other exceptions to title as set forth in the title reports as approved by Intermountain.

4.1.13 Magic Valley Mall Property. Magic Valley will use its best efforts to comply with the provisions of Section 8 of the Covenants, Conditions and Restrictions Agreement and Right of First Refusal, Lot M, Magic Valley Mall, dated Mary 21, 2004 (the “CCR Agreement”) so that the purchase option set forth in Section 9 of the CCR Agreement is not triggered.

4.1.14 Directors’ and Officers’ Liability. Immediately prior to the Effective Date, Snake River will notify its directors’ and officers’ liability insurers of the Transaction and of all pending or, to the knowledge of its Executive Officers, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.6 of this Agreement and known to Snake River, or circumstances reasonably deemed by Intermountain to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.15 Review of Loans. Snake River and Magic Valley will permit Intermountain to conduct an examination of Magic Valley’s loans to determine credit quality and the adequacy of Magic Valley’s allowance for loan losses. Intermountain will have continued access to Magic Valley’s loans through Closing to update the examination. At Intermountain’s reasonable request, Magic Valley will provide Intermountain with current reports updating the information set forth in Schedule 9.

4.1.16 Conduct of Intermountain’s Business Before Closing. Intermountain will:

(i) without prior written notice to Snake River and except as required by the Director, the FDIC or the Federal Reserve (so long as Snake River receives prior written notice of such required action), conduct its business only in the ordinary and usual course

(ii) provide Snake River with prompt written notice of any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to Intermountain;

(iii) conduct, and cause its Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by applicable federal and state laws; and

(iv) maintain all books and records of it and its Subsidiaries, including all financial statements, in accordance with such accounting principles and practices consistent with those used for the Intermountain Financial Statements, except for changes in such principles and practices required under GAAP.

      4.2     Registration Statement.

4.2.1 Preparation of Registration Statement.

(i) A Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) will be filed by Intermountain with the SEC under the Securities Act for registration of the Intermountain Shares to be issued in the Holding Company Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed together with any amendments and supplements to Snake River’s stockholders.

(ii) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to: (1) file the Registration Statement with the SEC within 45 days following the date on which this Agreement is executed, and (2) obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(iii) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the Snake River Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of Intermountain relating to Intermountain and by or on behalf of Snake River relating to Snake River, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(iv) Intermountain will pay all fees and costs associated with the preparation by Intermountain’s counsel (and other professional advisors) and the filing of the Registration Statement. Snake River will pay all costs associated with the review and preparation by Snake River’s counsel of the Registration Statement and the Prospectus/Proxy. Snake River will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its stockholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

4.2.2 Submission to Shareholders.

(i) Intermountain and Snake River will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

(ii) Snake River will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a stockholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “Snake River Meeting”). The Snake River Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to Snake River’s stockholders without objection by applicable governmental authorities. Except as otherwise required to comply with the fiduciary responsibilities of its board of directors, Snake River’s board of directors and officers will recommend approval of the Holding Company Merger to Snake River’s stockholders.

      4.3     Affiliate Letters.

4.3.1 Affiliate List. Certain persons may be deemed “affiliates” of Snake River under Rule 145 of the Securities Act. Within thirty days after the Execution Date, Snake River will deliver to Intermountain, after consultation with legal counsel, a list of names and addresses of Snake River’s “affiliates” with respect to the Mergers within the meaning of Rule 145. By the Effective Date, Snake River will deliver, or cause to be delivered, to Intermountain a letter from each of these “affiliates,” and any additional person who becomes an “affiliate” before the Effective Date and after the date of the list, dated as of the date of its delivery and in the form attached as Exhibit A.

4.3.2 Restrictive Legends. Intermountain will place a restrictive legend on all certificates representing Intermountain Shares to be received by an “affiliate,” so as to preclude their transfer or disposition in violation of the affiliate letters. Intermountain will also instruct its transfer agent not to permit the transfer of those shares, and to take any other steps reasonably necessary to ensure compliance with Rule 145.

      4.4     Submission to Regulatory Authorities. Representatives of Intermountain and Panhandle will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of their counsel, in order to consummate the Transaction. Intermountain will provide copies of such applications for review by Snake River prior to their submission to the applicable regulatory authorities. These applications are expected to include:

(i) An application (or request for waiver) to the Federal Reserve and related filings regarding the Holding Company Merger.

(ii) An application to the FDIC and Director and related filings regarding the Bank Merger.

(iii) Filings and coordination with the office of the Idaho Secretary of State with respect to the Holding Company Merger.

      4.5     Public Announcements. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Transaction will occur upon, and be determined by, the mutual consent of Snake River and Intermountain.

      4.6     Consents. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit Intermountain, Panhandle, Snake River and Magic Valley to consummate the Transaction.

      4.7     Further Actions. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Transaction promptly.

      4.8     Notice. The parties will provide each other with prompt written notice of:

(i) Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

(ii) The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

(iii) In the case of Snake River and Magic Valley only, acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 5), as specified in Section 4.1.2 of this Agreement.

      4.9     Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to the Transaction, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Transaction otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them; and (ii) not use or disclose any nonpublic information obtained under this Agreement or in connection with the Transaction.

      4.10     Update of Intermountain Financial Statements. Intermountain will deliver unaudited balance sheets and related statements of income and stockholders’ equity for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. Intermountain will deliver Subsequent Intermountain Financial Statements to Snake River by the earlier of: (1) 5 days after Intermountain prepares and issues them or (2) the date that such financial statements are filed with the SEC pursuant to Intermountain’s reporting obligations under the Exchange Act. The Subsequent Intermountain Financial Statements will:

(a) be prepared from the books and records of Intermountain and its Subsidiaries;

(b) present fairly the financial position and operating results of Intermountain and its Subsidiaries at the times indicated and for the periods covered;

(c) be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable, subject to normal year-end adjustments; and

(d) reflect all liabilities, contingent or otherwise, of Intermountain on the respective dates and for the respective periods covered, except for liabilities not required to be so reflected in accordance with GAAP or not significant in amount.

      4.11     Availability of Intermountain’s Books, Records and Properties.

(a) Intermountain will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to Snake River and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. Intermountain will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of Intermountain.

(b) At Snake River’s request, Intermountain will request any third parties involved in the preparation or review of (1) Intermountain Financial Statements or (2) any audits of Intermountain’s operations, loan portfolios or other assets, to disclose to Snake River the work papers or any similar materials related to these items.

      4.12     Blue Sky Filings. Intermountain will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “blue sky” permits and approvals.

      4.13     Tax Treatment. Neither Intermountain and its Subsidiaries nor Snake River and its Subsidiaries will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

      4.14     Best Efforts. Subject to the terms and conditions of this Agreement and, in the case of Snake River and Magic Valley, to the exercise by its Board of Directors of its fiduciary duties, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers by November 30, 2004, and to otherwise enable consummation of the transactions contemplated by this Agreement.

SECTION 5.

APPROVALS AND CONDITIONS

      5.1     Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement, the Bank Merger Agreement and the Transaction by all appropriate regulatory agencies having jurisdiction with respect to the Transaction; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of Intermountain, would deprive Intermountain of the material economic or business benefits of the Transaction.

      5.2     Conditions to Obligations of Intermountain and Panhandle. All obligations of Intermountain and Panhandle pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1 Representations and Warranties. The representations and warranties of Snake River and Magic Valley contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement will be true and correct at Closing, with the same force and effect as though such representations and warranties had been made on and as of Closing, except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct as of such date. Snake River and Magic Valley will have delivered to Intermountain and Panhandle their respective certificates to that effect, executed by a duly authorized officer of Snake River and dated as of Closing.

5.2.2 Compliance. Snake River and Magic Valley each will have performed and complied in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. Snake River and Magic Valley will have delivered to Intermountain and Panhandle their respective certificates to that effect, executed by a duly authorized officer of Snake River and dated as of Closing.

5.2.3 Transaction Fees. Snake River Transaction Fees have not exceeded $150,000. “Snake River Transaction Fees” means all costs and expenses incurred by Snake River or owed or paid by Snake River to its investment advisors, legal counsel, accountants and printers in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Transaction, excluding, however, fees or costs paid or payable to Snake River’s and Magic Valley’s accountants with regard to this Transaction, including any fees and costs incurred pursuant to Sections 4.1.8 and 4.1.9 of this Agreement.

5.2.4 Transaction Fees Statements. Snake River has delivered to Intermountain a statement, in a form reasonably satisfactory to Intermountain, from each third party to whom Snake River has paid or owes Snake River Transaction Fees. Each statement must set forth the total costs and expenses paid or owing to the third party in connection with the Transaction’s consummation. Snake River has delivered to Intermountain its certificate, executed by a duly authorized officer of Snake River and dated as of Closing, stating the total Snake River Transaction Fees and certifying that Snake River is in compliance with Section 5.2.3 and this Section 5.2.4.

5.2.5 No Material Adverse Effect. Since December 31, 2003, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to Snake River or Magic Valley.

5.2.6 Financial Condition. The following will be true and the certificates of Snake River and Magic Valley referred to in Section 5.2.2 will so state:

(i) Snake River’s Tangible Equity Capital at Closing will be at least $7.4 million.

(ii) Magic Valley’s deposits at Closing, excluding brokered and internet deposits and jumbo certificates of deposit, will be at least $56 million.

(iii) Magic Valley’s allowance for possible loan and lease losses will not be less than 1.35% of Magic Valley’s total outstanding loans, and will be adequate to absorb Magic Valley’s anticipated loan losses.

(iv) The reserves set aside for any contingent liabilities of Snake River and Magic Valley will be adequate to absorb all reasonably anticipated losses.

5.2.7 No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Transaction.

5.2.8 Execution of Additional Agreement. The Bank Merger Agreement will have been executed and delivered to Panhandle.

5.2.9 Real Property Matters.

(i) Intermountain has received all title insurance policies required under Section 4.1.12 (or irrevocable commitments by the title insurance company to issue such policies).

(ii) Snake River or Magic Valley, as the case may be, has executed, and Intermountain has received, such deeds or other documents as are necessary to transfer title from Snake River or Magic Valley, as the case may be, to Intermountain or Panhandle, as the case may be (or to indicate, as a matter of record, that the beneficial ownership of the Property has changed) to all Property owned by Snake River or Magic Valley.

5.2.10 Corporate and Shareholder Action. Each of the following will have approved the Transaction:

(i) The Boards of Directors of Snake River and Magic Valley;

(ii) Snake River, as shareholder of Magic Valley; and

(iii) The shareholders of Snake River.

5.2.11 Resignation of Directors. The directors of Snake River and Magic Valley will have tendered their written resignations from the Board of Directors of each respective company to be effective upon consummation of the Transaction.

5.2.12 Tax Opinion. Intermountain has, at Intermountain’s expense, obtained from Graham & Dunn PC and delivered to Snake River, an opinion addressed to Snake River and Intermountain (in form and substance reasonably satisfactory to Snake River and its counsel, and subject to reasonable limitations, conditions and assumptions) substantially to the effect that:

(i) The Merger will qualify as a reorganization within the meaning of IRC Section 368(a)(1)(A).

(ii) Holders of Snake River Common Stock who receive solely cash in exchange for their shares of Snake River Common Stock, and who own those shares as capital assets and who do not actually or constructively own shares of Intermountain after the Merger, will recognize capital gain or loss. The amount of such gain or loss will be equal to the difference between the amount of cash received and the stockholder’s aggregate tax basis for such shares of Snake River Common Stock. The gain or loss will be long-term capital gain or loss if such shares of Snake River Common Stock were held for more than one year.

(iii) A holder of Snake River Common Stock who receives both Intermountain Shares and cash consideration in exchange for his or her shares of Snake River Common Stock will recognize gain, but not loss, to the extent of the lesser of the gain realized by such shareholder in the exchange or the amount of cash received by such shareholder in the exchange. Any gain recognized by a shareholder who owns his or her shares of Snake River Common Stock as capital assets will be treated as capital gain, if the exchange is, with respect to such shareholder, either “substantially disproportionate” or “not essentially equivalent to a dividend,” each within the meaning of IRC Section 302(b).

The exchange will be “substantially disproportionate” with respect to a shareholder if the percentage of shares of outstanding Intermountain Common Stock (actually and constructively) owned by the shareholder immediately after the Transaction is less than 80% of the percentage of the outstanding shares of Intermountain Common Stock (actually and constructively) owned by the shareholder immediately before the Transaction. For purposes of determining the percentage of the outstanding shares of Intermountain Common Stock (actually and constructively) owned by the shareholder immediately before the Transaction, the shareholder is treated as if (1) all such shareholder’s shares of Snake River Common Stock were first exchanged in the Transaction for shares of Intermountain Common Stock, and (2) a portion of those shares of Intermountain Common Stock were then redeemed for the cash actually received in the Transaction.

The exchange will be “not essentially equivalent to a dividend” with respect to a shareholder if the reduction in such shareholder’s stock ownership is a “meaningful reduction,” given his or her particular facts and circumstances. The Internal Revenue Service has ruled that a reduction in the stock ownership of a minority shareholder who owns a small number of shares in a publicly and widely held corporation, and who exercises no control over the affairs of the corporation, will meet this test.

5.2.13 Opinion of Counsel. Snake River has obtained from Jones & Keller, P.C. and delivered to Intermountain an opinion of counsel, containing the opinions set forth in Exhibit B to this Agreement.

5.2.14 Affiliate Letters. Intermountain has received the affiliate list and letters specified in Section 4.3.1.

5.2.15 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the Intermountain Shares, and as described in Section 4.2, has become effective, and no stop-order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC the basis for which still exists.

5.2.16 Cash Paid. The aggregate amount of the cash to be paid for Proposed Dissenting Shares will not exceed five percent (5%) of the cash value of the Merger Consideration, as it may be adjusted under this Agreement. For purposes of this Section 5.2.16, the assumed cash value per Proposed Dissenting Share will be $31.00.

5.2.17 No Change in Loan Review. Snake River and Magic Valley have provided to Intermountain the reports reasonably requested by Intermountain under Section 4.1.15, and neither these reports nor any examinations conducted by Intermountain under Section 4.1.15 reveal a change in either: (i) the information set forth in Schedule 9 or (ii) information revealed during Intermountain’s previous examinations of the Magic Valley’s loans, which change constitutes a Material Adverse Effect.

5.2.18 Consents. Snake River has obtained the consents as indicated in Schedule 2.

5.2.19 Fairness Opinion. Snake River will have received from Hovde an updated fairness opinion, dated on or about the date on which the Prospectus/Proxy Statement is distributed to Snake River’s shareholders, to the effect that the Merger Consideration to be received by Snake River shareholders pursuant to Section 1.3 of this Agreement is fair to such shareholders from a financial point of view.

5.2.20 Magic Valley Main Office. Intermountain or Panhandle will have assumed Magic Valley’s current lease on the property on the same terms as in effect on the Execution Date, with the addition of the option to purchase contemplated by Recital I.

      5.3     Conditions to Obligations of Snake River and Magic Valley. All obligations of Snake River and Magic Valley pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1 Representations and Warranties. The representations and warranties of Intermountain and Panhandle contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement will be true and correct at Closing, with the same force and effect as though such representations and warranties had been made on and as of Closing, except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct as of such date. Intermountain and Panhandle will have delivered to Snake River and Magic Valley their respective certificates to that effect, executed by a duly authorized officer of Intermountain and dated as of Closing.

5.3.2 Compliance. Intermountain and Panhandle each will have performed and complied with all terms, covenants and conditions of this Agreement on or before Closing. Intermountain and Panhandle will have delivered to Snake River and Magic Valley their respective certificates to that effect, executed by a duly authorized officer of Intermountain and dated as of Closing.

5.3.3 No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Transaction.

5.3.4 No Material Adverse Effect. Since December 31, 2003, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to Intermountain or Panhandle.

5.3.5 Fairness Opinion. The fairness opinion specified in Section 5.2.19 will have been delivered.

5.3.6 Tax Opinion. The tax opinion specified in Section 5.2.12 has been delivered to Snake River.

5.3.7 Opinion of Counsel. Intermountain has obtained from Graham & Dunn PC and Intermountain’s Idaho corporate counsel and delivered to Snake River opinions of counsel containing the opinions set forth in Exhibit C and Exhibit D, respectively, to this Agreement.

5.3.8 Corporate and Shareholder Action. Each of the following will have approved the Transaction:

(i) The Boards of Directors of Intermountain and Panhandle.

(ii) Intermountain, as shareholder of Panhandle.

5.3.9 Registration Statement. The Registration Statement will have become effective as specified in Section 5.2.15.

5.3.10 Blue Sky Filings. Intermountain has received the state securities laws or “blue sky” permits and approvals specified in Section 4.12.

5.3.11 Execution of Additional Agreement. Panhandle will have executed and delivered the Bank Merger Agreement.

5.3.12 Payments to the Exchange Agent. Intermountain will have deposited the Merger Consideration with the Exchange Agent.

SECTION 6.

DIRECTORS, OFFICERS AND EMPLOYEES

      6.1     Directors. As a condition to the execution of this Agreement, certain members of the boards of directors of Snake River have entered into the written agreements described in Recital F on or before the Execution Date. Such agreements will take effect at the Effective Date.

      6.2     Officer’s Employment Contract. At the Effective Date, the Employment Agreements described in Recital E will take effect.

      6.3     Intermountain Board of Directors. From and after the Effective Date, the board of directors of Intermountain will include the members of the board of directors of Intermountain as constituted immediately prior to the Effective Date, together with Jim Patrick and Ron Jones, each of whom will hold office until his successor is elected and qualified. Intermountain will place Mr. Patrick in Class 1 (term expiring at Intermountain’s 2005 annual meeting) and Mr. Jones in Class 2 (term expiring at Intermountain’s 2006 annual meeting).

      6.4     Advisory Board. Intermountain will, effective as of the Effective Date, cause Curt Hecker, Phillip Bratton, and each individual who is currently serving as an outside director of Magic Valley, if such persons are willing to so serve, to be elected or appointed as members of an advisory board (“Advisory Board”) established by Intermountain, the function of which will be to advise Intermountain and Panhandle with respect to deposit and lending activities in Magic Valley’s market area and to maintain and develop customer relationships. The members of the Advisory Board initially will be elected or appointed for a term of two years; provided, however, that any Advisory Board member may be removed by Intermountain if Intermountain makes a good faith determination that such member has a conflict of interest. The Advisory Board will meet at least twice per year. Each member of the Advisory Board will receive a fee of $300 for each meeting of the Advisory Board that he or she attends. Director and officer liability insurance coverage for each Advisory Board member will be underwritten through the present insurance carrier for Intermountain and Panhandle.

      6.5     Employee Benefit Issues.

6.5.1 Comparability of Benefits. Intermountain and Panhandle intend that their current personnel policies will apply to any current employees of Snake River and Magic Valley who are retained in the service of Intermountain and Panhandle after Closing. Such retained employees will be eligible to participate in all of the benefit plans of Intermountain and Panhandle that are generally available to similarly situated employees of Intermountain and Panhandle in accordance with and subject to the terms of such plans.

6.5.2 Treatment of Past Service. For purposes of such participation, current employees’ prior service with Snake River and/or Magic Valley will constitute prior service with Intermountain and/or Panhandle for purposes of determining eligibility and vesting (including but not limited to vacation time).

6.5.3 Severance Payments. If individuals who are Magic Valley employees as of the Execution Date are terminated within six months of the Effective Date as a result of a consolidation of staff functions, such employees will be entitled to receive a severance payment in a lump sum amount equal to three times such individuals’ then current monthly salary.

6.5.4 Employee Bonuses. For 2004, individuals who are Magic Valley employees as of the Execution Date will be eligible to receive a bonus pursuant to Magic Valley’s bonus plan in effect as of the Execution Date. Commencing in 2005, such employees will be eligible to participate in certain of Panhandle’s incentive and bonus plans administered by Panhandle’s human resource committee. Nothing in this Section 6.5.4 shall be construed as guaranteeing specific bonus payments for individual employees.

6.5.5 Director BOLI Agreements. Intermountain and Panhandle agree to assume and discharge the obligation of Magic Valley under those certain Life Insurance Endorsement Method Split Dollar Agreements between Magic Valley and Sharon Parks, Ted Beyrodt, and each individual who is a director of Magic Valley as of the Execution Date.

6.5.6 No Contract Created. Except as provided in Section 6.2 of this Agreement, nothing in this Agreement will give any employee a right to continuing employment.

      6.6     Indemnification of Directors and Executive Officers. For a period of six (6) years from and after the Effective Date, Intermountain will indemnify and defend each present and former director and officer of Snake River and Magic Valley from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Date, including, without limitation, the Transaction contemplated by this Agreement, to the fullest extent that Snake River and/or Magic Valley are permitted to indemnify (and advance expenses to) its directors and officers under applicable law and under their respective articles of incorporation or bylaws in effect at the date of this Agreement. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under Snake River’s or Magic Valley’s Articles of Incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to Intermountain or any of its Subsidiaries) selected by Intermountain and reasonably acceptable to such officer or director. For a period of six (6) years after the Effective Date, Intermountain will use reasonable efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by Intermountain with respect to claims arising from facts or events which occurred before the Effective Date.

SECTION 7.

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

      7.1     Termination by Reason of Lapse of Time. If Closing does not occur on or before January 31, 2005 (the “Termination Date”), either Intermountain or Snake River may terminate this Agreement and the Transaction if both of the following conditions are satisfied:

(a) the terminating party’s board of directors decides to terminate by a majority vote of its members; and

(b) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

      7.2     Termination Due To Intermountain Average Closing Price. By specific action of its board of directors, Snake River may terminate this Agreement and the Transaction by written notice to Intermountain on the business day immediately following the Determination Date, in the event that the Intermountain Average Closing Price is less than $20.

      The foregoing event is referred to as the “Adjustment Trigger.” If Intermountain declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the Intermountain Common Stock will be appropriately adjusted for the purpose of applying this Section 7.2. If Snake River elects to exercise its termination right as a result of the Adjustment Trigger, the provisions of Section 7.3 will apply.

      7.3     Intermountain’s Right to Adjust Consideration. If Snake River provides written notice to Intermountain in accordance with Section 7.2, then within one business day of Intermountain’s receipt of such notice, Intermountain may elect by written notice to Snake River to, in its sole discretion (provided, however, that Intermountain will use its best efforts to not adjust the Merger Consideration in a manner that would change the tax treatment of the Merger Consideration for Snake River shareholders who own their shares of Snake River Common Stock as capital assets), adjust the Per Share Consideration through

(a) the payment of additional cash;

(b) the issuance of additional Intermountain Shares; or

(c) any combination of (a) or (b)

in an amount such that the value of the Per Share Consideration received will equal the Per Share Consideration a holder of Snake River Common Stock would have received had the Intermountain Average Closing Price been $20, so that the sum of the value of the Per Share Stock Consideration (valued at the Intermountain Average Closing Price) and the Per Share Cash Consideration is equal to $26.82.

      If Intermountain makes such election to increase the Merger Consideration, no termination will occur pursuant to Section 7.2 and this Agreement will remain in effect according to its terms (except as the Merger Consideration has been supplemented).

      7.4     Other Grounds for Termination. This Agreement and the Transaction may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by Snake River’s stockholders, unless otherwise provided) as follows:

7.4.1 Mutual Consent. By mutual consent of Snake River and Intermountain, if the boards of directors of each party agrees to terminate by a majority vote of its members.

7.4.2 No Regulatory Approvals. By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Transaction); provided, however, that either party will have fifteen (15) business days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time.

7.4.3 Breach of Representation. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement) if there has been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by Snake River) or Section 5.3.1 (in the case of a breach of a representation or warranty by Intermountain). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party the Termination Fee.

7.4.4 Breach of Covenant. By either party, (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement) if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party the Termination Fee; provided, however, that Intermountain will not be entitled to collect the Termination Fee in the event of a breach of Section 4.1.12 of this Agreement caused by Snake River’s inability (after good faith effort) to remove exceptions to title as provided for in that section.

7.4.5 Snake River Fails to Recommend Shareholder Approval. By Intermountain (provided that Intermountain is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), before Snake River’s stockholders approve the Transaction, if Snake River’s Board of Directors: (a) fails to recommend to its stockholders the approval of the Merger or (b) modifies, withdraws or changes in a manner adverse to Intermountain its recommendation to stockholders to approve the Merger. In the event of termination pursuant to this Section 7.4.5, Intermountain will be entitled to receive from Snake River the Break-Up Fee.

7.4.6 Impracticability. By either Intermountain or Snake River, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Transaction has become inadvisable or impracticable by reason of the institution of litigation by the federal government or the government of the State of Idaho to restrain or invalidate the Transaction or this Agreement.

7.4.7 Dissenting Shares. By Intermountain, if holders of 5% or more of the outstanding shares of Snake River Common Stock are Proposed Dissenting Shares.

7.4.8 Superior Proposal — Termination by Snake River. By the board of directors of Snake River upon written notice to Intermountain if the board of directors of Snake River has in good faith determined that a Takeover Proposal constitutes a Superior Proposal; provided, however, that Snake River will not be permitted to terminate this Agreement pursuant to this Section 7.4.7 unless (i) it has not breached Section 4.1.11 of this Agreement, (ii) subsequent to delivering such notice of termination it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided Intermountain at least five days’ prior written notice advising Intermountain that the board of directors of Snake River is prepared to accept a Superior Proposal and given Intermountain, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with Intermountain in good faith with respect to such terms) in such a manner as would enable Snake River’s board of directors to proceed with the Transaction, and (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (ii), it delivers to Intermountain the Break-Up Fee.

7.4.9 Superior Proposal — Termination by Intermountain. By Intermountain upon written notice to Snake River if (i) an Acquisition Event will have occurred; or (ii) after a third party will have made a proposal to Snake River or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, this Agreement and the Transaction are not approved at the Snake River Meeting.

      7.5     Termination Fee Payable By Snake River. Due to expenses, direct and indirect, incurred by Intermountain in negotiating and executing this Agreement and in taking steps to effect the Transaction, Snake River will pay to Intermountain $200,000 (the “Termination Fee”), if Intermountain terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.5, it will be payable on Intermountain’s demand and must be paid by Snake River within three business days following the date of Intermountain’s demand.

      7.6     Termination Fee Payable By Intermountain. Due to expenses, direct and indirect, incurred by Snake River in negotiating and executing this Agreement and in taking steps to effect the Transaction, Intermountain will pay to Snake River the Termination Fee if Snake River terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.6, it will be payable on Snake River’s demand and must be paid by Intermountain within three business days following the date of Snake River’s demand.

      7.7     Break-Up Fee. If (a) this Agreement is terminated pursuant to Section 7.4.5 (Snake River Fails to Recommend Shareholder Approval), Section 7.4.8 (Superior Proposal — Termination by Snake River), or Section 7.4.9(i) (Superior Proposal — Termination by Intermountain — Immediate Acquisition Event), then Snake River will immediately pay to Intermountain a fee equal to $750,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.9(ii) (Superior Proposal — Termination by Intermountain — Subsequent Acquisition Event) and prior to or within 12 months after such termination, Snake River or Magic Valley enter into an agreement, or publicly announce an intention, to engage in an Acquisition Event, or an Acquisition Event will have occurred, then Snake River will promptly pay to Intermountain the Break-Up Fee.

      7.8     Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.5, 7.6 and 7.7, Intermountain and Snake River will each pay their own out-of-pocket costs incurred in connection with this Agreement, and will have no other liability to the other party. The parties agree that the agreements herein with respect to the Termination Fee and the Break-Up Fee are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

SECTION 8.

MISCELLANEOUS

      8.1     Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

      Intermountain/Panhandle

Intermountain Community Bancorp
231 N. Third Avenue
Sandpoint, Idaho 83864
Attn: Curt Hecker, President and CEO

      with a copy to:

Kimberly F. Stephan, Esq.
Graham & Dunn PC
Pier 70
2801 Alaskan Way Suite 300
Seattle, Washington 98121-1128

      Snake River/Magic Valley

Snake River Bancorp, Inc.
113 Main Avenue West
Twin Falls, Idaho 83301
Attn: Phillip Bratton, President and CEO

      with a copy to:

Ernest J. Panasci, Esq.
Jones & Keller
4600 South Ulster Street, Suite 880
Denver, Colorado 80237

or to such other address or person as any party may designate by written notice to the other.

      8.2     Waivers and Extensions. Subject to Section 9 of this Agreement, Intermountain or Snake River may grant waivers or extensions to the other party, but only through a written instrument executed by the President and CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a) any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

(b) compliance with any of the covenants of any other party; and

(c) any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

      8.3     Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the Parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the Parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

      8.4     Survival of Representations, Warranties, and Covenants. The representations and covenants in this Agreement will not survive Closing or termination of this Agreement, except that (1) Section 4.9 (Confidentiality), Sections 7.5, 7.6 and 7.7 (Termination-Related Fees & Break-Up Fee), Section 7.8 (expense allocation), and Sections 8.3 through 8.8 will survive termination, and (2) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following Closing, including without limitation, Sections 6.4 (Advisory Board) and 6.6 (Indemnification), will survive Closing.

      8.5     Attorneys’ Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Transaction, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

      8.6     Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Ada County, Idaho.

      8.7     Governing Law and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Idaho, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in Ada County, Idaho. Each party consents to and submits to the jurisdiction of any local state or federal court located in Ada County, Idaho.

      8.8     Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

      8.9     No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties any rights or remedies under this Agreement.

SECTION 9.

AMENDMENTS

      Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before a or after the Snake River Meeting; provided, however, that after approval by Snake River’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of Snake River without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

DATED this 23rd day of July, 2004.

Attest:	INTERMOUNTAIN COMMUNITY BANCORP

/s/ TERRY L. MERWIN Secretary	By:	/s/ CURT HECKER Curt Hecker
	Its:	President and Chief Executive Officer

Attest:	PANHANDLE STATE BANK

/s/ TERRY L. MERWIN Secretary	By:	/s/ CURT HECKER Curt Hecker
	Its:	Chief Executive Officer

Attest:	SNAKE RIVER BANCORP, INC.

/s/ RONALD L. JONES Secretary	By:	/s/ PHILLIP BRATTON Phillip Bratton
	Its:	President and Chief Executive Officer

Attest:	MAGIC VALLEY BANK

/s/ PAMELA R. RASMUSSEN Secretary	By:	/s/ PHILLIP BRATTON Phillip Bratton
	Its:	President and Chief Executive Officer

STATE OF IDAHO	)
) ss.
COUNTY OF TWIN FALLS	)

      On this 23rd day of July, 2004, before me personally appeared CURT HECKER, to me known to be the President and Chief Executive Officer of Intermountain Community Bancorp and the Chief Executive Officer of Panhandle State Bank, both corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

      IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/ MARY HOFFMEYER

NOTARY PUBLIC in and for the State of
Idaho, residing at Twin Falls
My Commission expires: 3/26/10

STATE OF IDAHO	)
) ss.
COUNTY OF TWIN FALLS	)

      On this 23rd day of July, 2004, before me personally appeared PHILLIP BRATTON, to me known to be the President and Chief Executive Officer of Snake River Bancorp, Inc. and Magic Valley Bank, both corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

      IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/ MARY HOFFMEYER

NOTARY PUBLIC in and for the State of
Idaho, residing at Twin Falls
My Commission expires: 3/26/10

List of Schedules and Exhibits

SCHEDULES:
Schedule 1	Offices of Magic Valley
Schedule 2	Third Party Consents Required by Snake River/Magic Valley
Schedule 3	Obligations to Issue Stock — Snake River/Magic Valley
Schedule 4	Snake River Subsidiaries
Schedule 5	Snake River Properties
Schedule 6	Snake River Environmental Matters
Schedule 7	Taxes — Snake River
Schedule 8	Snake River Material Contracts
Schedule 9	Asset Classification of Magic Valley
Schedule 10	Snake River Litigation
Schedule 11	Snake River Insurance Policies
Schedule 12	Snake River Benefit Plans
Schedule 13	Title Policies
Schedule 14	Obligations to Issue Stock — Intermountain/Panhandle
Schedule 15	Taxes — Intermountain
Schedule 16	Intermountain Subsidiaries
EXHIBITS:
Exhibit A	Form of Affiliate Letter
Exhibit B	Jones & Keller Opinions
Exhibit C	Graham & Dunn Opinions
Exhibit D	Idaho Counsel Opinions

BANK MERGER AGREEMENT

      This Bank Merger Agreement (“Agreement”), dated as of July 23, 2004, is made by and between Panhandle State Bank (“Panhandle”) and Magic Valley Bank (“Magic Valley”).

Recitals

      A.     Panhandle, a wholly owned subsidiary of Intermountain Community Bancorp (“Intermountain”), is an Idaho state-chartered bank. The names and locations of Panhandle’s principal office and all other offices and branches are listed in Schedule A.

      B.     Magic Valley, a wholly owned subsidiary of Snake River Bancorp, Inc. (“Snake River”), is an Idaho state-chartered bank. The names and locations of Magic Valley’s principal office and all other offices and branches are listed in Schedule A.

      C.     Intermountain and Snake River have entered into a Plan and Agreement of Merger of even date herewith, pursuant to which Snake River will merge with and into Intermountain (the “Holding Company Merger”). Simultaneous with the Holding Company Merger, Intermountain and Snake River wish to merge Panhandle and Magic Valley pursuant to this Agreement.

      D.     The Boards of Directors of Magic Valley and Panhandle have each approved this Agreement and authorized its execution and delivery.

AGREEMENT

1.	MERGER TERMS.

1.1 Merger. Subject to the terms of this Agreement, Magic Valley will merge with and into Panhandle (“Merger”), and after the Merger, Panhandle will be the surviving bank (“Resulting Bank”).

1.2 Closing. Closing of the Merger (“Closing”) will take place at 5:00 p.m. (“Effective Time”) on the Closing Date. The Closing Date will be a mutually agreed date following approval of the Merger in accordance with Sections 3 and 4 and expiration of all applicable waiting periods.

1.3 Transaction. At the Effective Time, under the Idaho Bank Act, Title 26 of the Idaho Code, and related rules and regulations:

(a) Magic Valley Shares. All shares of Magic Valley capital stock issued and outstanding immediately before the Effective Time will be canceled.

(b) Panhandle Shares. All shares of Panhandle capital stock issued and outstanding immediately before the Effective Time will continue as issued and outstanding shares of the Resulting Bank.

(c) Capital. The amount of capital and the number and par value of shares of the Resulting Bank at the Effective Time are set forth in Schedule B.

(d) Dissenting Shares. No shares of Resulting Bank will need to be disposed as the result of dissenting shareholders, since the Merger will not be consummated if the sole shareholder of either Panhandle or Magic Valley declines to approve this Agreement.

1.4 Resulting Bank. The Resulting Bank’s name will be “Panhandle State Bank.” Panhandle’s charter, articles of incorporation, and bylaws will become the Resulting Bank’s charter, articles of incorporation, and bylaws, and are not being amended as part of the Merger. Panhandle’s principal office will become the Resulting Bank’s principal office, and all other offices of Panhandle and Magic Valley, listed in Schedule A, will become offices of the Resulting Bank. The Resulting Bank will be a wholly owned subsidiary of Intermountain, with the same number of issued and outstanding shares as the issued and outstanding shares of Panhandle immediately before the Effective Time.

1.5 Resulting Bank Directors. The names and residences of the members of the Resulting Bank’s Board of Directors (collectively, “Resulting Directors”), effective at the Effective Time, are listed in

Schedule C. The Resulting Directors will serve on the Resulting Bank’s Board of Directors until the next annual meeting of the Resulting Bank’s shareholder or until their successors have been elected and qualified. Nothing in this Subsection 1.5 or elsewhere in this Agreement restricts in any way any rights of the Resulting Bank’s shareholder and directors at any time after the Effective Time to nominate, elect, select or remove the Resulting Bank’s directors.

1.6 Resulting Bank Officers. The names and residences of the Resulting Bank’s officers (collectively, “Resulting Officers”) are listed in Schedule C. Nothing in this Subsection 1.6 or elsewhere in this Agreement restricts in any way any rights of the Resulting Bank’s directors at any time after the Effective Time to nominate, elect, select or remove the Resulting Officers.

2.	SHAREHOLDER APPROVAL.

      The Merger and this Agreement are subject to approval by Intermountain, as Panhandle’s sole shareholder, and by Snake River, as Magic Valley’s sole shareholder. If either Intermountain or Snake River does not approve the Merger and this Agreement, this Agreement is void, and the parties are relieved of their obligations and responsibilities under this Agreement.

3.	DIRECTOR APPROVAL.

      The Merger and this Agreement are subject to approval by the Director of the Idaho Department of Finance (the “Director”). If the Director does not approve the Merger and this Agreement, this Agreement is void, and the parties are relieved of their obligations and responsibilities under this Agreement.

4.	OTHER APPROVALS.

      The Merger and this Agreement are subject to approval by the Federal Deposit Insurance Corporation and all other regulatory agencies having jurisdiction with respect to the Merger. If these agencies do not approve the Merger and this Agreement, this Agreement is void, and the parties are relieved of their obligations and responsibilities under this Agreement.

5.	TERMINATION.

      The parties may terminate this Agreement at any time before the Closing Date by mutual consent.

6.	MISCELLANEOUS PROVISIONS.

6.1 Binding Effect. This Agreement is binding and inures to the benefit of the parties and their respective successors and assigns.

6.2 Assignment. The parties may not assign this Agreement or any rights under this Agreement, unless the other parties consent in writing to the assignment.

6.3 Amendment and Waiver. Except as this Agreement otherwise expressly provides, it contains the parties’ entire understanding. No modification or amendment of its terms or conditions is effective unless in writing and signed by the parties, or their respective duly authorized agents.

6.4 Section Headings. The section headings included in this Agreement are for reference and convenience only and are not a substantive part of this Agreement.

6.5 Counterparts. This Agreement may be executed in one or more counterparts. Each of these counterparts are deemed an original, and all counterparts taken together constitute one and the same document.

6.6 Governing Law. The parties intend this Agreement to be governed by the laws of the state of Idaho, except to the extent Federal law may govern certain matters.

[signatures on next page]

DATED as of the day and year first above written.

Attest:		PANHANDLE STATE BANK

/s/ TERRY L. MERWIN Secretary	By:	/s/ CURT HECKER Curt Hecker
	Its:	Chief Executive Officer

Attest:		MAGIC VALLEY BANK

/s/ PAMELA R. RASMUSSEN Secretary	By:	/s/ PHILLIP BRATTON Phillip Bratton
	Its:	President and Chief Executive Officer

STATE OF IDAHO	)

                                                                ) ss.

COUNTY OF TWIN FALLS)

On this 23rd day of July, 2004, before me personally appeared CURT HECKER, to me known to be the Chief Executive Officer of Panhandle State Bank, the corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/ MARY HOFFMEYER

NOTARY PUBLIC in and for the State of
Idaho, residing at Twin Falls
My Commission expires: 3/26/10

STATE OF IDAHO	)

                                                                ) ss.

COUNTY OF TWIN FALLS)

On this 23rd day of July, 2004, before me personally appeared PHILLIP BRATTON, to me known to be the President and Chief Executive Officer of Magic Valley Bank, the corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that she was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/ MARY HOFFMEYER

NOTARY PUBLIC in and for the State of
Idaho, residing at Twin Falls
My Commission expires: 3/26/10

APPENDIX B

Idaho Statutes

TITLE 30

CORPORATIONS CHAPTER 1

GENERAL BUSINESS CORPORATIONS

PART 13.

APPRAISAL RIGHTS

30-1-1301. DEFINITIONS. In this part:

      (1) “Affiliate” means a person that directly or indirectly through one (1) or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of section 30-1-1302(2)(d), Idaho Code, a person is deemed to be an affiliate of its senior executives.

      (2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

      (3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 30-1-1322 through 30-1-1331, Idaho Code, includes the surviving entity in a merger.

      (4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects;

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

(c) Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to section 30-1-1302(1)(e), Idaho Code.

      (5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

      (6) “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

      (7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

      (8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, and anyone in charge of a principal business unit or function.

      (9) “Shareholder” means both a record shareholder and a beneficial shareholder. TITLE 30

30-1-1302. RIGHT TO APPRAISAL. (1) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of, any of the following corporate actions:

(a) Consummation of a merger to which the corporation is a party:

(i) If shareholder approval is required for the merger by section 30-1-1104, Idaho Code, and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger; or

(ii) If the corporation is a subsidiary and the merger is governed by section 30-1-1105, Idaho Code;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to section 30-1-1202, Idaho Code, if the shareholder is entitled to vote on the disposition;

(d) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created; or

(e) Any other amendment to the articles of incorporation, merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors.

      (2) Notwithstanding subsection (1) of this section, the availability of appraisal rights under subsections (1)(a), (b), (c) and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which are:

(i) Listed on the New York stock exchange or the American stock exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii) Not so listed or designated, but have at least two thousand (2,000) shareholders and the outstanding shares of such class or series have a market value of at least twenty million dollars ($20,000,000), exclusive of the value of such shares held by its subsidiaries, senior executives, directors and beneficial shareholders owning more than ten percent (10%) of such shares.

(b) The applicability of subsection (2)(a) of this section shall be determined as of:

(i) The record date fixed to determine the shareholders entitled to receive notice of, and vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

(ii) The day before the effective date of such corporate action if there is no meeting of shareholders.

(c) Subsection (2)(a) of this section shall not be applicable and appraisal rights shall be available pursuant to subsection (1) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection (2)(a) of this section at the time the corporate action becomes effective.

(d) Subsection (2)(a) of this section shall not be applicable and appraisal rights shall be available pursuant to subsection (1) of this section for the holders of any class or series of shares where:

(i) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

(A) Is, or at any time in the one (1) year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within one (1) year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

(B) Directly or indirectly has, or at any time in the one (1) year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation; or

(ii) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the one (1) year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

(A) Employment, consulting, retirement or similar benefits established separately and not as part of or in contemplation of the corporate action; or

(B) Employment, consulting, retirement or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in section 30-1-862, Idaho Code; or

(C) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one (1) of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of subsection (2)(d) of this section only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the record holder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two (2) or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

      (3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one (1) year of that date if such action would otherwise afford appraisal rights.

      (4) A shareholder entitled to appraisal rights under this part may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of part 10, 11 or 12 of this chapter or the corporation’s articles of incorporation, bylaws or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

30-1-1303. ASSERTION OF RIGHTS BY NOMINEES AND BENEFICIAL OWNERS.

      (1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

      (2) A beneficial shareholder may assert appraisal rights as to shares held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in section 30-1-1322(2)(b)(ii), Idaho Code; and

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

30-1-1320. NOTICE OF APPRAISAL RIGHTS.

      (1) If proposed corporate action described in section 30-1-1302(1), Idaho Code, is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this part. If the corporation concludes that appraisal rights are or may be available, a copy of this part must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

      (2) In a merger pursuant to section 30-1-1105, Idaho Code, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within ten (10) days after the corporate action became effective and include the materials described in section 30-1-1322, Idaho Code.

30-1-1321. NOTICE OF INTENT TO DEMAND PAYMENT.

      (1) If proposed corporate action requiring appraisal rights under section 30-1-1302, Idaho Code, is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

      (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment under this part.

30-1-1322. APPRAISAL NOTICE AND FORM. (1) If proposed corporate action requiring appraisal rights under section 30-1-1302, Idaho Code, becomes effective, the corporation must deliver a written appraisal notice and form required by subsection (2)(a) of this section to all shareholders who satisfied the requirements of section 30-1-1321, Idaho Code. In the case of a merger under section 30-1-1105, Idaho Code, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

      (2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than ten (10) days after such date and must:

(a) Supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify:

(i) Whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date; and

(ii) That the shareholder did not vote for the transaction;

(b) State:

(i) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subsection (2)(b)(ii) of this section;

(ii) A date by which the corporation must receive the form, which date may not be fewer than forty (40) nor more than sixty (60) days after the date the appraisal notice and form in subsection (1) of this section are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(iii) The corporation’s estimate of the fair value of the shares;

(iv) That, if requested in writing, the corporation will provide, to the shareholders so requesting, within ten (10) days after the date specified in subsection (2)(b)(ii) of this section the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(v) The date by which the notice to withdraw under section 30-1-1323, Idaho Code, must be received, which date must be within twenty (20) days after the date specified in subsection (2)(b)(ii) of this section; and

(c) Be accompanied by a copy of this part.

30-1-1323. PERFECTION OF RIGHTS — RIGHT TO WITHDRAW.

      (1) A shareholder who receives notice pursuant to section 30-1-1322, Idaho Code, and who wishes to exercise appraisal rights must certify on the form sent by the corporation whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to section 30-1-1322(2)(a), Idaho Code. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 30-1-1325, Idaho Code. In addition, a shareholder who wishes to exercise appraisal rights must execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to section 30-1-1322(2)(b)(ii), Idaho Code. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2) of this section.

      (2) A shareholder who has complied with subsection (1) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to section 30-1-1322(2)(b)(v), Idaho Code. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

      (3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in section 30-1-1322(2), Idaho Code, shall not be entitled to payment under this part.

30-1-1324. PAYMENT.

      (1) Except as provided in section 30-1-1325, Idaho Code, within thirty (30) days after the form required by section 30-1-1322(2)(b)(ii), Idaho Code, is due, the corporation shall pay in cash to those shareholders who complied with section 30-1-1323(1), Idaho Code, the amount the corporation estimates to be the fair value of their shares, plus interest.

      (2) The payment to each shareholder pursuant to subsection (1) of this section must be accompanied by:

(a) Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares, which estimate must equal or exceed the corporation’s estimate given pursuant to section 30-1-1322(2)(b)(iii), Idaho Code; and

(c) A statement that shareholders described in subsection (1) of this section have the right to demand further payment under section 30-1-1326, Idaho Code, and that if any shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this part.

30-1-1325. AFTER-ACQUIRED SHARES.

      (1) A corporation may elect to withhold payment required by section 30-1-1324, Idaho Code, from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to section 30-1-1322(2)(a), Idaho Code.

      (2) If the corporation elected to withhold payment under subsection (1) of this section, it must, within thirty (30) days after the form required by section 30-1-1322(2)(b)(ii), Idaho Code, is due, notify all shareholders who are described in subsection (1) of this section:

(a) Of the information required by section 30-1-1324(2)(a), Idaho Code;

(b) Of the corporation’s estimate of fair value pursuant to section 39-1-1324(2)(b), Idaho Code;

(c) That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 30-1-1326, Idaho Code;

(d) That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within thirty (30) days after receiving the offer; and

(e) That those shareholders who do not satisfy the requirements for demanding appraisal under section 30-1-1326, Idaho Code, shall be deemed to have accepted the corporation’s offer.

      (3) Within ten (10) days after receiving the shareholder’s acceptance pursuant to subsection (2) of this section, the corporation must pay in cash the amount it offered under subsection (2)(b) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

      (4) Within forty (40) days after sending the notice described in subsection (2) of this section, the corporation must pay in cash the amount it offered to pay under subsection (2)(b) of this section to each shareholder described in subsection (2)(e) of this section.

30-1-1326. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

      (1) A shareholder paid pursuant to section 30-1-1324, Idaho Code, who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under section 30-1-1324, Idaho Code. A shareholder offered payment under section 30-1-1325, Idaho Code, who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

      (2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) of this section within thirty (30) days after receiving the corporation’s payment or offer of payment under section 30-1-1324 or 30-1-1325, Idaho Code, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

30-1-1330. COURT ACTION.

      (1) If a shareholder makes demand for payment under section 30-1-1326, Idaho Code, which remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount demanded pursuant to section 31-1-1326, Idaho Code, plus interest.

      (2) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

      (3) The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

      (5) Each shareholder made a party to the proceeding is entitled to judgment:

(a) For the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares; or

(b) For the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 30-1-1325,

30-1-1331. COURT COSTS AND COUNSEL FEES.

      (1) The court in an appraisal proceeding commenced under section 30-1-1330, Idaho Code, shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

      (2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of section 30-1-1320, 30-1-1322, 30-1-1324 or 30-1-1325, Idaho Code; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

      (3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded to shareholders who were benefited.

      (4) To the extent the corporation fails to make a required payment pursuant to section 30-1-1324, 30-1-1325 or 30-1-1326, Idaho Code, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

APPENDIX C

July 22, 2004

Board of Directors

Snake River Bancorp, Inc.
113 Main Avenue West
Twin Falls, ID 83301

Dear Members of the Board:

      We understand that Snake River Bancorp, Inc., an Idaho corporation (“Snake River”), and its wholly owned subsidiary, Magic Valley Bank, an Idaho banking corporation (“Magic Valley”), and Intermountain Community Bancorp, an Idaho corporation (“Intermountain”) and its wholly owned subsidiary, Panhandle State Bank, an Idaho banking corporation (“Panhandle”) are about to enter into a Plan and Agreement of Merger (the “Agreement”) dated July 23, 2004, pursuant to which (i) Snake River will merge with and into Intermountain and (ii) Magic Valley will merge with and into Panhandle (the “Merger”). As set forth in Section 1.3 of the Agreement, at the Effective Time of the Merger (as defined in the Agreement) each of the outstanding shares of Snake River common stock (“Snake River Common”) will be converted into and have the right to receive (i) 0.93 Intermountain shares of common stock and (ii) $8.22 in cash (the “Merger Consideration”). In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of Snake River.

      Hovde Financial LLC (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of Hovde and their affiliates may from time to time effect transactions and hold securities of Snake River and/or Intermountain. As of the date hereof, no shares of Snake River Common or Intermountain common stock were owned.

      We were retained by Snake River to act as its financial advisor in connection with the Merger. We will receive compensation from Snake River in connection with our services. Snake River has agreed to indemnify us for certain liabilities arising out of our engagement.

      During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

(ii)	reviewed certain historical publicly available business and financial information concerning Snake River and Intermountain;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning Snake River and Intermountain;

(iv)	analyzed certain financial projections prepared by the managements of Snake River and Intermountain;

(v)	held discussions with members of the senior managements of Snake River and Intermountain for the purpose of reviewing the future prospects of Snake River and Intermountain, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the ‘Synergies‘) expected to be achieved as a result of the Merger;

(vi)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant; and

(vii)	performed such other analyses and considered such other factors as we have deemed appropriate.

      We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

      In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Snake River and Intermountain and in the discussions with Snake River and Intermountain managements. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Snake River and Intermountain and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Snake River and Intermountain are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Snake River, Intermountain or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Snake River, Intermountain or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

      We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Snake River, Magic Valley, Intermountain and Panhandle. In rendering this opinion, we have been advised by Snake River and Intermountain and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Intermountain or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of Intermountain, Panhandle or any of the surviving corporations after the Merger.

      Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

      This letter is solely for the information of the Board of Directors of Snake River and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Snake River Common in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

      Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be received by the holders of Snake River Common pursuant to the Agreement is fair, from a financial point of view, to the shareholders of Snake River.

Sincerely,

/s/ HOVDE FINANCIAL LLC
HOVDE FINANCIAL LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Limitation of Liability and Indemnification

      Sections 850-859 of Title 30, Chapter 1 of the Idaho Code and the registrant’s bylaws, taken together, provide that the registrant may indemnify any person who was or is involved in any manner or was or is threatened to be made so involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a “director or officer,” (defined as anyone serving at the registrant’s request as a director, officer, partner, trustee employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity), against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if the person acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The registrant may not, however, provide such indemnification on account of acts or omissions finally adjudged to be the receipt of a financial benefit to which the director or officer is not entitled, an intentional infliction of harm on the registrant or its shareholders, an unlawful distribution to shareholders under § 30-1-833 of the Idaho Code, or an intentional violation of criminal law. The indemnification provisions of the Idaho Code and the Bylaws include the right of an indemnitee to receive payment of any expenses incurred in connection with a proceeding in advance of the final disposition of the proceeding, consistent with applicable law. The Idaho Code and the Bylaws specify certain procedures and conditions that apply with respect to indemnification and the advancement of expenses.

      Indemnification of any person serving as a director or officer (who is also not a director) as described in the preceding paragraph, is mandatory to the extent that such person has been wholly successful on the merits or otherwise in defense of the subject action, suit or proceeding.

      The indemnification rights described in the preceding paragraphs are not exclusive of other rights to which any person seeking indemnification may otherwise be entitled under current or future laws or by agreement with the registrant.

      The registrant may also purchase and maintain insurance or make other financial arrangements on behalf of any present or past director or officer pursuant to which such person served in that capacity at the registrant’s request. Such insurance or other financial arrangements may cover liabilities asserted against or expenses incurred by, such person in any of the aforementioned capacities, regardless of whether the registrant would have the authority to indemnify such person.

      Besides indemnification, the Articles of Incorporation contain a provision that limits the personal liability of the registrant’s directors and officers to the registrant or its shareholders for damages for breach of fiduciary duty, except liability for acts or omissions that involve the receipt of a financial benefit to which the director or officer is not entitled, an intentional infliction of harm on the registrant or its shareholders, an unlawful distribution to shareholders under § 30-1-833 of the Idaho Code, or an intentional violation of criminal law.

Item 21.	Exhibits and Financial Statement Schedules

      (a) The exhibits are listed on the accompanying “Exhibit Index.”

      (b) Financial Statement Schedules. None

Item 22.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any additional or changed information on the plan of distribution;

(2) For determining liability under the Securities Act, to treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (f) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sandpoint, Idaho, on September 9, 2004.

INTERMOUNTAIN COMMUNITY BANCORP

By:	/s/ CURT HECKER

Curt Hecker
President, Chief Executive Officer, and
Director

POWER OF ATTORNEY

      Each person whose individual signature appears below hereby authorizes and appoints Curt Hecker and David Smith, and each of them, with full power of substitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

      Pursuant to the requirements of the Securities Act, this Power of Attorney has been signed by the following persons in the capacities indicated on September 3, 2004.

Signature	Title

/s/ CURT HECKER Curt Hecker	President, Director and CEO (Principal Executive Officer)

/s/ DAVID SMITH David Smith	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ JOHN B. PARKER John B. Parker	Director

/s/ J. T. DIEHL J. T. Diehl	Director

/s/ C. L. BAUER C. L. Bauer	Director

/s/ FORD ELSAESSER Ford Elsaesser	Director

Maggie Y. Lyons	Director

/s/ TERRY L. MERWIN Terry L. Merwin	Director

Signature	Title

Dennis Pence	Director

/s/ MICHAEL J. ROMINE Michael J. Romine	Director

/s/ JERRY SMITH Jerry Smith	Director

/s/ DOUGLAS P. WARD Douglas P. Ward	Director

/s/ BARBARA STRICKFADEN Barbara Strickfaden	Director

EXHIBIT INDEX

Exhibit No.	Description

2.1	Plan and agreement of merger among the Registrant, Panhandle State Bank, Snake River Bancorp, Inc., and Magic Valley Bank, dated July 23, 2004 (included in this registration statement as Appendix A to the proxy statement/ prospectus)
3.1	Amended and Restated Articles of Incorporation(1)
3.2	Amended and Restated Bylaws(2)
4.1	Form of Stock Certificate(1)
5	Opinion of Moffatt, Thomas, Barrett, Rock & Fields, Chartered regarding the securities being registered
8	Opinion of Graham & Dunn PC regarding federal income tax matters
10.1	Second Amended and Restated 1999 Employee Stock Option and Restricted Stock Plan(1)
10.2	1988 Nonqualified Stock Option Plan, as amended(1)
10.3	Form of Employee Option Agreement(1)
10.4	Form of Restricted Stock Purchase Agreement(1)
10.5	1999 Director Stock Option Plan(1)
10.6	Form of Nonqualified Stock Option Agreement(1)
10.7	2003 — 2005 Long-Term Incentive Plan(1)
10.8	2004 Executive Incentive Plan(1)
10.9	Stock Purchase Agreement for Douglas Wright dated January 6, 2003(1)
10.10	Stock Purchase Agreement for Jerrold Smith dated January 6, 2003(1)
10.11	Stock Purchase Agreement for John Nagel dated February 12, 2003(1)
10.12	Form of Stock Purchase Bonus Agreement(1)
10.13	Employment Agreement with Curt Hecker dated December 17, 2003, as amended March 24, 2004(1)
10.14	Curt Hecker Tax Payment Bonus Plan dated December 1, 2000(1)
10.15	Form of Curt Hecker Salary Continuation and Split Dollar Agreement, dated January 1, 2002(1)
10.16	Employment Agreement with Jerry Smith dated December 17, 2003, as amended March 24, 2004(1)
10.17	Form of Jerry Smith Salary Continuation and Split Dollar Agreement, dated January 1, 2002(1)
10.18	Executive Severance Agreement with Douglas Wright, dated December 17, 2003(1)
10.19	Executive Severance Agreement with John Nagel dated December 17, 2003, as amended March 24, 2004(1)
10.20	Executive Retirement Agreement between Panhandle State Bank and David Smith, dated June 30, 2004(3)
10.21	Non-Competition Agreement by and among Registrant, Panhandle State Bank, Snake River Bancorp, Inc., Magic Valley Bank, and each non-management Snake River director, dated July 23, 2004
10.22	Director Voting and Resignation Agreement by and among Registrant, Snake River Bancorp, Inc., and each Snake River director except Randall Brewer, dated July 23, 2004
10.23	Resignation Agreement by and among Registrant, Snake River Bancorp, Inc., and Randall Brewer, dated as of July 23, 2004
10.24	Employment Agreement by and between Panhandle State Bank and Phillip Bratton, dated July 23, 2004
10.25	Employment Agreement by and between Panhandle State Bank and Pamela Rasmussen, dated July 23, 2004
10.26	Employment Agreement by and between Panhandle State Bank and Ernest Bengoechea, dated July 23, 2004

Exhibit No.	Description

22	Subsidiaries of the Registrant
(1) Panhandle State Bank, an Idaho state-chartered bank
(2) Intermountain Statutory Trust I, a Connecticut statutory trust
(3) Intermountain Statutory Trust II, a Delaware statutory trust
23.1	Consent of BDO Seidman, LLP with respect to financial statements of Registrant
23.2	Consent of Moffatt, Thomas, Barrett, Rock & Fields, Chartered for opinion on legality of the securities to be issued (contained in opinion filed as Exhibit 5)
23.3	Consent of Graham & Dunn PC as to its tax opinion (contained in opinion filed as Exhibit 8)
23.4	Consent of Hovde Financial, LLC, financial advisor to Snake River Bancorp, Inc.
24	Power of Attorney (contained on the signature page of the registration statement)
99.1	Form of proxy to be mailed to shareholders of Snake River Bancorp, Inc.
99.2	Rule 438 Consent of Jim Patrick
99.3	Rule 438 Consent of Ron Jones
99.4	Opinion of financial advisor to Snake River Bancorp, Inc. (contained in Appendix C to the proxy statement/ prospectus which is included in the registration statement)

(1)	Incorporated by reference to the Registrant’s Form 10, as amended on July 1, 2004

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed September 8, 2004

(3)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004